Form 10-K, Exhibit 13
period 1997-12-31
PENNSYLVANIA MANUFACTURERS CORP
filed 1998-03-23
CIK 1041665

                                                                      Exhibit 13

Selected Financial Data

(dollars in thousands, except share and per share data)      1997 (1)      1996 (1)       1995 (1)       1994 (1)         1993
-----------------------------------------------------------------------------------------------------------------------------------
Consolidated Revenues
Net premiums written ..................................... $    418,282  $    443,475   $    489,876   $    466,502   $    536,987
                                                           ============  ============   ============   ============   ============
Net premiums earned ......................................      375,951       420,575        484,952        466,534        547,407
Net investment income ....................................      136,698       133,936        139,355        138,719        153,842
Net realized investment gains ............................        8,598         2,984         31,923         47,521         69,798
Service revenues .........................................       10,311         9,189          5,106          3,380          1,321
                                                           ------------  ------------   ------------   ------------   ------------
     Total revenues ...................................... $    531,558  $    566,684   $    661,336   $    656,154   $    772,368
                                                           ============  ============   ============   ============   ============
-----------------------------------------------------------------------------------------------------------------------------------
Components of Net Income
Pre-tax operating income (loss) (2):
     PMA Re .............................................. $     44,802  $     42,783   $     39,443   $     33,703   $     33,511
     The Property and Casualty  Group ....................       (9,038)     (219,619)        (4,305)         3,893         (1,153)
     Corporate operations ................................       (3,441)         (490)       (13,414)        (6,686)          (885)
                                                           ------------  ------------   ------------   ------------   ------------
Total pre-tax operating income (loss) before
     interest expense ....................................       32,323      (177,326)        21,724         30,910         31,473
Net realized investment gains ............................        8,598         2,984         31,923         47,521         69,798
Interest expense .........................................       15,768        17,052         18,734         13,051         11,650
                                                           ------------  ------------   ------------   ------------   ------------
Income (loss) before income taxes, cumulative effect of
     accounting changes and extraordinary item ...........       25,153      (191,394)        34,913         65,380         89,621
Provision (benefit) for income taxes .....................        5,400       (56,060)        10,783          8,130         21,324
                                                           ------------  ------------   ------------   ------------   ------------
Income (loss) before cumulative effect of
     accounting changes and extraordinary item ...........       19,753      (135,334)        24,130         57,250         68,297
Cumulative effect of accounting changes,
     net of related tax effects (3) ......................         --            --             --             --           14,119
Extraordinary loss from early estinguishment of debt,
     net of related tax effects (4) ......................       (4,734)         --             --             --             --
                                                           ------------  ------------   ------------   ------------   ------------
Net income (loss) ........................................ $     15,019  $   (135,334)  $     24,130   $     57,250   $     82,416
                                                           ============  ============   ============   ============   ============
-----------------------------------------------------------------------------------------------------------------------------------
Per Share Data
Weighted average shares:
     Basic (5), (6) ......................................   23,855,031    23,800,791     23,816,088     23,897,263     24,231,071
     Diluted (5), (6) ....................................   24,567,378    23,800,791     24,781,949     24,650,741     24,470,024
Income (loss) before cumulative effect of accounting
     changes and extraordinary item, net of related
     tax effects:
     Basic (5), (6) ...................................... $       0.83  $      (5.68)  $       1.01   $       2.40   $       2.82
     Diluted (5), (6) ....................................         0.80         (5.68)          0.97           2.32           2.79
Net income (loss) per share:
     Basic (5), (6) ......................................         0.63         (5.68)          1.01           2.40           3.40
     Diluted (5), (6) ....................................         0.61         (5.68)          0.97           2.32           3.37
Dividends paid per common share ..........................         0.32          0.32           0.32           0.32           0.28
Dividend paid per Class A common share ...................         0.36          0.36           0.36           0.36           0.32
Shareholders' equity per share (7) .......................        19.96         17.86          25.53          22.10          22.23
-----------------------------------------------------------------------------------------------------------------------------------
Financial Position
Total investments ........................................ $  2,194,738  $  2,261,353   $  2,455,949   $  2,313,261   $  2,374,208
Total assets .............................................    3,057,258     3,117,516      3,258,572      3,181,979      3,197,909
Reserves for unpaid losses and LAE .......................    2,003,187     2,091,072      2,069,986      2,103,714      2,150,665
Long-term debt ...........................................      203,000       204,699        203,848        203,975        194,836
Shareholders' equity (7) .................................      478,347       425,828        609,668        524,862        534,383
-----------------------------------------------------------------------------------------------------------------------------------
GAAP Ratios for Insurance Subsidiaries
PMA Re
     Loss ratio ..........................................         69.6%         73.7%          74.6%          74.7%          80.6%
     Expense ratio .......................................         34.9%         30.2%          29.5%          33.3%          29.4%
                                                           ------------  ------------   ------------   ------------   ------------
     Combined ratio (8) ..................................        104.5%        103.9%         104.1%         108.0%         110.0%
                                                           ============  ============   ============   ============   ============
The Property and Casualty Group:
     Loss ratio ..........................................         91.1%        158.2%          92.5%          90.1%          96.3%
     Expense ratio .......................................         45.3%         48.6%          30.6%          31.4%          25.0%
     Policyholder dividend ratio .........................          6.9%          6.1%           4.8%           4.6%           3.5%
                                                           ------------  ------------   ------------   ------------   ------------
     Combined ratio (8) ..................................        143.3%        212.9%         127.9%         126.1          124.8%
                                                           ============  ============   ============   ============   ============
-----------------------------------------------------------------------------------------------------------------------------------

(1) Operating results in 1997, 1996 and 1995 were impacted by approximately $12,100, $223,100 and $8,400, respectively, of restructuring and other special charges. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion. In addition, 1994 operating results included a charge of approximately 4,900 to write down certain real estate properties.

(2) Pre-tax operating income (loss) excludes net realized investment gains.

(3) In 1993, the Company recognized an after-tax net benefit of $14,119 resulting from the adoption of SFAS No. 109, "Accounting for Income Taxes," ($21,500 benefit), and SFAS No. 106. "Employers' Accounting for Postretirement Benefits Other Than Pensions," ($7,381 after-tax charge).

(4) In 1997, the Company refinanced substantially all of its long-term debt which resulted in a $4,734 extraordinary loss, net of tax effects. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" below.

(5) For the year ended December 31, 1996, common stock equivalents were not taken into consideration in the computation of weighted-average shares as these common stock equivalents would have an anti-dilutive effect on the net loss per share.

(6) In 1997, the Company adopted SFAS No. 128, "Earnings Per Share," which requires the presentation of basic and diluted earnings per share (see Notes 1-I and 16 to the Consolidated Financial Statements). All prior periods' presentation of earnings per share data has been restated to conform with SFAS No. 128.

(7) In 1994, shareholders' equity was increased $45,343 related to the adoption of SFAS No. 115, "Accounting for Certain Investments and Debt and Equity Securities."

(8) The combined ratio computed on a GAAP basis is equal to losses and LAE, plus amortization of deferred acquisition costs, plus operating expenses, plus policyholders' dividends (where applicable), all divided by net premiums earned.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following section provides a discussion of the financial results and material changes in financial position for the Company for the years ended December 31, 1997, 1996 and 1995. The balance sheet information presented below is as of December 31 for each respective year. The statement of operations information is for the years ended December 31 for each respective year. The term "SAP" refers to the statutory accounting practices prescribed or permitted by applicable state insurance departments, and the term "GAAP" refers to generally accepted accounting principles.

            Results of Operations

The Company consists of PMC, an insurance holding company, and its subsidiaries. PMC operates in two principal segments, property and casualty reinsurance and property and casualty primary insurance. PMA Reinsurance Corporation (PMA Re) emphasizes risk-exposed, excess of loss reinsurance and operates in the brokered market. PMA Re's business is predominantly in casualty lines of reinsurance. The Property and Casualty Group writes workers' compensation and other standard lines of commercial insurance primarily in the Mid-Atlantic and Southern regions of the United States, utilizing The PMA Group trade name.

During 1997, the Company established a separate specialty insurance operation focusing in excess and surplus lines, Caliber One Management Company (Caliber
One). Caliber One did not write any business during 1997. Management anticipates that Caliber One will primarily write multi-line business consisting of primary and excess commercial general liability, professional liability, excess automobile and certain property exposures beginning in 1998. Because Caliber One's operating revenues and results were not significant in 1997, its data was included in the Corporate and Other segment in the following discussions.

In the discussion below, pre-tax operating income (loss) is defined as income
(loss) from continuing operations before income taxes, but excluding net realized investment gains. Operating revenues consist of all of the Company's revenues, except net realized investment gains.

            Consolidated Results

The table below presents the major components of net income (loss):


              (dollar amounts in thousands, except per share data)

                                                    1997         1996       1995
                                                    ----         ----       ----
Pre-tax operating income (loss) .............    $16,555    $(194,378)   $ 2,990
Net realized investment gains ...............      8,598        2,984     31,923
                                                 -------    ---------    -------
Income (loss) before income taxes ...........     25,153     (191,394)    34,913
Provision (benefit) for income taxes ........      5,400      (56,060)    10,783
                                                 -------    ---------    -------
Income (loss) before extraordinary loss .....     19,753     (135,334)    24,130
Extraordinary loss, net of related taxes ....     (4,734)          --         --
                                                 -------    ---------    -------
Net income (loss) ...........................    $15,019    $(135,334)   $24,130
                                                 =======    =========    =======

Per basic share:
      Income (loss) before extraordinary loss    $   .83    $   (5.68)   $  1.01
      Extraordinary loss ....................       (.20)          --         --
                                                 -------    ---------    -------
      Net income (loss) .....................    $   .63    $   (5.68)   $  1.01
                                                 =======    =========    =======

Per diluted share:
      Income (loss) before extraordinary loss    $   .80    $   (5.68)   $   .97
      Extraordinary loss ....................       (.19)          --         --
                                                 -------    ---------    -------
      Net income (loss) .....................    $   .61    $   (5.68)   $   .97
                                                 =======    =========    =======


The following table indicates the Company's pre-tax operating income (loss) by principal business segment:

                          (dollar amounts in thousands)

                                                  1997         1996        1995
                                                  ----         ----        ----
PMA Re ....................................    $44,802    $  42,783    $ 39,443
The Property and Casualty Group ...........     (9,038)    (219,619)     (4,305)
Corporate and Other .......................     (3,441)        (490)    (13,414)
                                               -------    ---------    --------
Pre-tax operating income (loss) before
     interest expense .....................     32,323     (177,326)     21,724
Interest expense ..........................     15,768       17,052      18,734
                                               -------    ---------    --------
Pre-tax operating income (loss) ...........    $16,555    $(194,378)   $  2,990
                                               =======    =========    ========

In 1997, the Company reported consolidated pre-tax operating income of $16.6 million ($0.69 and $0.67 per basic and diluted share, respectively) versus a pre-tax operating loss of $194.4 million ($8.17 per basic and diluted share) in 1996. After-tax operating income for 1997 was $14.2 million ($0.59 and $0.58 per basic and diluted share, respectively) as compared to an after-tax operating loss of $137.3 million ($5.77 per basic and diluted share) in 1996. The improvement in the 1997 results was due primarily to special charges recorded in 1996 (see below), increased pre-tax operating income generated by PMA Re and improved underwriting results by the Property and Casualty Group. The increase in PMA Re's pre-tax operating income to $44.8 million, as compared to $42.8 million in 1996, was due to higher premium volume, improved underwriting results and higher investment income. The Property and Casualty Group decreased its pre-tax operating loss in 1997 to $9.0 million, as compared to $219.6 million in 1996, due primarily to special charges recorded in 1996 (see below), as well as the impact of cost savings initiatives implemented in late 1996 and in 1997. Corporate and Other operations reported a pre-tax operating loss of $3.4 million in 1997 versus a pre-tax operating loss of $0.5 million in 1996. The higher operating loss for Corporate and Other operations was due mainly to increased operating costs related to certain corporate properties disposed of during the third quarter of 1997. Interest expense decreased in 1997 by $1.3 million, due to the refinancing of the Company's debt with a new $235.0 million revolving credit facility (the "New Credit Facility"). See "Liquidity and Capital Resources" herein for further discussion.

On a consolidated basis, the Company reported pre-tax operating income of $3.0 million ($0.13 and $0.12 per basic and diluted share, respectively) in 1995 as compared to the $194.4 million pre-tax operating loss discussed above for 1996. After-tax operating income was $3.4 million ($0.14 per basic and diluted share) in 1995 as compared to the $137.3 million after-tax operating loss in 1996 mentioned above. The decrease from 1995 to 1996 was due primarily to special charges recorded in 1996 (see below) at the Property and Casualty Group. In 1995, PMA Re reported pre-tax operating income of $39.4 million, the Property and Casualty Group had a pre-tax operating loss of $4.3 million and Corporate and Other operations recorded a pre-tax operating loss of $13.4 million. The improvement in the operating results of Corporate and Other from 1995 to 1996 was due mainly to the fact that 1995 was impacted by an $8.4 million write-down of certain real estate properties owned by the Company as well as higher overhead expenses. Interest expense decreased in 1996 by approximately $1.7 million as compared to 1995, mainly reflecting lower average debt balances and the pay-down of higher coupon debt.

Net income on a consolidated basis, before extraordinary items, was $19.8 million, or $0.83 per basic share and $0.80 per diluted share, in 1997 compared to a net loss of $135.3 million, or $5.68 per basic and diluted share in 1996. On March 14, 1997, the Company refinanced substantially all of its outstanding credit agreements not already maturing in 1997 with the New Credit Facility. In connection with this refinancing, the Company recognized an extraordinary loss from the early extinguishment of debt of $4.7 million, or $0.20 and $0.19 per basic and diluted share, respectively, net of tax.

Over the past three years, the Company's operating results have been impacted by restructuring charges and other special items. During 1997, the Company recorded $7.0 million of severance and other restructuring charges, primarily related to the Property and Casualty Group and Corporate and Other operations. In addition, the Company recorded $2.2 million of operating costs for certain corporate properties which were disposed of during 1997 (see "Corporate and Other") and $2.0 million of year 2000 expenses (see "Liquidity and Capital Resources" for further discussion). In 1996, the Company's operating results included a pre-tax charge of $221.3 million ($143.8 million after tax), recorded by the Property and Casualty Group in order to strengthen its loss and LAE reserves, to recognize restructuring costs in connection with staff reductions and to write off certain accounts receivable. In addition, pre-tax Year 2000 costs in 1996 were $1.8 million. In 1995, the Company recorded a charge of $8.4 million to write down the Company's former headquarters building and certain adjacent properties to their fair market values less costs to carry and sell the properties. The charges over the three-year period consisted of the following:


                          (dollar amounts in millions)

                                                       1997            1996          1995
                                                       ----            ----          ----
Severance and other restructuring charges ........   $  7.0          $  7.6          $ --
Year 2000 costs ..................................      2.0             1.8            --
Costs related to corporate properties ............      2.2              --            --
Write-down of corporate properties ...............       --              --           8.4
Caliber One pre-opening costs ....................      0.9              --            --
Loss reserve strengthening .......................       --           191.4            --
Receivables write-down ...........................       --            17.5            --
Equipment write-down .............................       --             4.8            --
                                                     ------          ------          ----
Total pre-tax charge .............................   $ 12.1          $223.1          $8.4
                                                     ======          ======          ====


            PMA Re Results of Operations

Summarized financial results of PMA Re for the years ended December 31, 1997, 1996 and 1995, are as follows:


                          (dollar amounts in thousands)

                                                 1997         1996         1995
                                                 ----         ----         ----
Net premiums written ....................    $177,934     $164,053     $152,760
                                             ========     ========     ========
Net premiums earned .....................    $163,603     $151,974     $139,345
Net investment income ...................      52,270       48,676       45,166
                                             --------     --------     --------
Operating revenues ......................     215,873      200,650      184,511
                                             --------     --------     --------
Losses and LAE incurred .................     113,931      111,937      103,947
Acquisition and operating expenses ......      57,140       45,930       41,121
                                             --------     --------     --------
Total losses and expenses ...............     171,071      157,867      145,068
                                             --------     --------     --------
Pre-tax operating income ................    $ 44,802     $ 42,783     $ 39,443
                                             ========     ========     ========

GAAP loss ratio .........................        69.6%        73.7%        74.6%
GAAP combined ratio .....................       104.5%       103.9%       104.1%
SAP loss ratio ..........................        69.5%        73.7%        74.6%
SAP combined ratio ......................       103.8%       104.4%       105.5%


            Premium Revenues

In 1997 and 1996, net premiums written increased 8.5% and 7.4%, respectively. The increases in 1997 and 1996 were primarily the result of increased participation on reinsurance treaties and the writing of additional layers and programs with existing clients. An increased number of programs added for property lines during the second half of 1996 and during 1997 also contributed to the aforementioned increases in net premiums written. These increases were partially offset by the trend toward large ceding companies increasing their retentions, which decreases PMA Re's subject premium. Additionally, highly competitive pricing conditions in the U.S. reinsurance market caused PMA Re to non-renew certain existing business and to decline certain new business opportunities.

The following table indicates PMA Re's gross and net premiums written by major category of business:

                          (dollar amounts in thousands)


                                                                          1997        1996
                                  1997          1996          1995    Change %    Change %
                                  ----          ----          ----    --------    --------
Gross premiums written:
      Casualty lines ......   $151,901      $143,991      $128,736        5.5%       11.9%
      Property lines ......     72,625        63,325        63,693       14.7%       (0.6)%
      Other lines .........        795           842           (63)      (5.6)%        --
                              --------      --------      --------       ----        ----
Total .....................   $225,321      $208,158      $192,366        8.2%        8.2%
                              ========      ========      ========       ====        ====

Net premiums written:
      Casualty lines ......   $118,889      $122,008      $107,383       (2.6)%      13.6%
      Property lines ......     58,257        41,240        45,440       41.3%       (9.2)%
      Other lines .........        788           805           (63)      (2.1)%        --
                              --------      --------      --------       ----        ----
Total .....................   $177,934      $164,053      $152,760        8.5%        7.4%
                              ========      ========      ========       ====        ====


PMA Re's net casualty premiums written decreased 2.6% in 1997 and increased 13.6% in 1996. The decrease in 1997 was primarily attributable to increased retrocessional protection purchased, which offset increases in gross casualty premiums relating to new business with existing clients and larger lines taken on existing programs. The growth in 1996 was attributable to the expansion of several programs covering specialty business, which included professional liability, directors' and officers' liability, and other coverages written on a surplus lines basis.

PMA Re's net property business increased 41.3% during 1997 and decreased 9.2% during 1996. The increase in net property premiums written in 1997 was primarily the result of additional property underwriting expertise that PMA Re added to its underwriting staff in late 1996 to broaden its product offerings. Such expertise enabled PMA Re to increase cross-selling opportunities with its existing treaty reinsurance clients by offering additional and/or expanded property coverages. In addition, property premiums ceded decreased primarily related to changes in PMA Re's property retrocessional coverages in terms of premiums and ceding commissions. The decrease in net premiums written in 1996 was primarily attributable to higher ceding company retentions, competitive pricing conditions and higher ceded property premiums.

The property programs written by PMA Re generally contain per occurrence limits and/or are not considered significantly catastrophe exposed, either because of the locations of the insured values or the nature of the underlying properties insured. However, as is common in property reinsurance, PMA Re is exposed to the possibility of loss from catastrophic events due to the aggregation of per occurrence limits and similar issues. PMA Re actively manages this exposure through aggregate management, avoidance of catastrophe business and retrocessional protection (see "Capital Resources").

In 1997, PMA Re recorded $2.5 million of net facultative reinsurance premiums which represented 1.4% of total net premiums written for the year, compared to $1.0 million, or 0.6%, in 1996. PMA Re commenced writing facultative reinsurance in November 1995.

Net premiums earned increased 7.7% and 9.1% in 1997 and 1996, respectively. These increases both correspond to the increases in net premiums written, as net premiums earned generally follow growth patterns similar to net premiums written adjusted for the customary lag related to the timing of premium writings within the year.

            Losses and Expenses

PMA Re's combined ratios have remained relatively stable from 1995 through 1997, ranging from 103.9% to 104.5% during the three-year period. This relative stability is attributable to (i) consistently favorable development of unpaid losses and LAE; (ii) prudent management of catastrophe exposures; and (iii) lower loss ratios offsetting generally increased acquisition costs related to writing more business with ceding commissions.

The following table indicates the components of PMA Re's combined ratios, as computed on a GAAP basis (1):

                                                       1997    1996      1995
                                                       ----    ----      ----
Loss ratio .......................................    69.6%    73.7%    74.6%
                                                     ------   ------   ------
Expense ratio:
     Amortization of deferred acquisition costs ..    27.6%    24.7%    24.2%
     Operating expenses ..........................     7.3%     5.5%     5.3%
                                                     ------   ------   ------
Total expense ratio ..............................    34.9%    30.2%    29.5%
                                                     ------   ------   ------
Combined ratio-GAAP ..............................   104.5%   103.9%   104.1%
                                                     ------   ------   ------

(1) The combined ratio computed on a GAAP basis is equal to losses and LAE, plus amortization of deferred acquisition costs, plus operating expenses, plus policyholders' dividends (where applicable), all divided by net premiums earned.

For the past three years, PMA Re's loss ratios have declined primarily as a result of increased ceding commissions and favorable loss reserve development. PMA Re's loss ratio decreased to 69.6% in 1997 from 73.7% and 74.6% in 1996 and 1995, respectively. For contracts written on a pro rata basis and other contracts containing ceding commissions, premiums tend to be higher relative to the losses when compared to contracts that do not contain ceding commissions. In the past three years, PMA Re has written more contracts containing ceding commissions which has contributed to the decreases in loss ratios. For such contracts, PMA Re pays the ceding company a commission, but in return, PMA Re receives a higher proportion of the subject premium. In addition, net favorable development on prior years' unpaid losses and LAE was $23.3 million in 1997, and $28.6 million and $15.0 million in 1996 and 1995, respectively.

The ratio of amortization of deferred acquisition costs to net premiums earned ("Acquisition Expense Ratio") increased 2.9 points to 27.6% in 1997 compared to 1996, and 0.5 points in 1996 versus 1995. These increases predominantly relate to the fact that PMA Re continues to write more contracts with ceding commissions. Additionally, the ceding commissions that PMA Re received related to its retrocessional catastrophe cover were higher in 1996 than in 1997, which contributed to the lower Acquisition Expense Ratio in 1996.

The ratio of operating expenses to net premiums earned (the "Operating Expense Ratio") increased 1.8 points to 7.3% in 1997 compared to 5.5% in 1996. This increase was attributable to increases in certain expenses, such as salary and facility expenses, in connection with the addition of staff and expansion of office facilities during 1997. During the three-year period ended December 31, 1997, PMA Re has continued to add staff in response to increased premium volume and to increase the level of specialized services provided to customers. Accordingly, the Operating Expense Ratio has increased from 5.3% in 1995 to 7.3% in 1997.

Certain of the Company's computer systems are not presently equipped to recognize the year 2000 due to system constraints (the "Year 2000 Issue"). The Company is presently undertaking a project to upgrade all of its computer systems to be able to process records with dates beyond December 31, 1999. During 1997, PMA Re incurred costs amounting to approximately $400,000 related to the Year 2000 Project (the "Year 2000 Project"). Management expects that PMA Re will incur approximately $600,000 in 1998 related to the Year 2000 Project . Management expects that such project will be completed in 1998 (see "Liquidity and Capital Resources" for further discussion of the Year 2000 Issue).

            Net Investment Income

Net investment income increased 7.4% to $52.3 million in 1997 from $48.7 million in 1996, which represented a 7.8% increase from $45.2 million in 1995. Such increases were primarily attributable to the overall increase in PMA Re's invested assets, as well as changes in portfolio holdings. During 1997, PMA Re shifted some of its holdings from government securities to high-quality corporate securities, which generally yield higher levels of investment income. Additionally, the 1996 increase was due to a decrease in holdings of tax-exempt securities for which pre-tax yields tend to be lower than other investment vehicles. At amortized cost, PMA Re's cash and invested assets increased $49.0 million, or 5.9%, and $34.9 million, or 4.4%, during 1997 and 1996, respectively.

            Comparison of SAP and GAAP Results

The difference between the combined ratios presented on a GAAP basis versus on a SAP basis is primarily attributable to the different accounting treatment of acquisition costs. As PMA Re has grown in terms of premium volume during 1997 and 1996, PMA Re has incurred additional acquisition costs, which are deferred for GAAP. For SAP purposes, PMA Re is required to expense such costs as incurred, resulting in an incremental expense recorded on a SAP basis compared to GAAP.

            The Property and Casualty Group Results of Operations

Summarized financial results of the Property and Casualty Group for the years ended December 31, 1997, 1996 and 1995, are as follows:

                          (dollar amounts in thousands)

                                              1997          1996          1995
                                              ----          ----          ----
Net premiums written:
     Workers' compensation ...........   $ 175,301     $ 189,338     $ 233,145
     Commercial Lines ................      65,047        90,084       103,971
                                         ---------     ---------     ---------
     Total ...........................   $ 240,348     $ 279,422     $ 337,116
                                         =========     =========     =========

Net premiums earned:
     Workers' compensation ...........   $ 152,773     $ 176,380     $ 243,175
     Commercial Lines ................      59,575        92,221       102,432
                                         ---------     ---------     ---------
     Total ...........................     212,348       268,601       345,607
Net investment income ................      82,098        82,455        92,275
Service revenues .....................      10,311         9,189         5,106
                                         ---------     ---------     ---------
Operating revenues ...................     304,757       360,245       442,988
                                         ---------     ---------     ---------
Losses and LAE incurred ..............     193,530       424,900       319,644
Acquisition and operating expenses ...     105,549       138,709       110,906
Policyholder dividends ...............      14,716        16,255        16,743
                                         ---------     ---------     ---------
Total losses and expenses ............     313,795       579,864       447,293
                                         ---------     ---------     ---------
Pre-tax operating loss ...............   $  (9,038)    $(219,619)    $  (4,305)
                                         ---------     ---------     ---------
GAAP loss ratio ......................        91.1%        158.2%         92.5%
GAAP combined ratio ..................       143.3%        212.9%        127.9%
SAP loss ratio (1) ...................        84.0%        125.7%         77.3%
SAP combined ratio (1) ...............       119.0%        175.6%        115.1%

(1) The SAP loss and combined ratios above relate to the operations of the Pooled Companies only and do not include the results of other statutory entities within the Property and Casualty Group.

            Premium Revenues

Premiums for the Property and Casualty Group have decreased in the three-year period ended December 31, 1997. Between 1997 and 1996, net premiums written decreased 14.0%, and between 1996 and 1995, net premiums written decreased 17.1%. Direct premiums written for workers' compensation decreased $20.6 million and $36.5 million in 1997 and 1996, respectively. Direct premiums written for commercial lines of business other than workers' compensation, such as commercial auto, general liability, umbrella, multi-peril and commercial property lines (collectively "Commercial Lines") increased $11.7 million in 1997 compared to 1996, and decreased $11.6 million in 1996 relative to 1995. Reinsurance premiums assumed decreased $4.4 million between 1997 and 1996 and increased $0.8 million between 1996 and 1995. Reinsurance premiums ceded increased $25.8 million in 1997 compared to 1996 and $10.4 million in 1996 relative to 1995. Net premiums earned decreased $56.3 million between 1997 and 1996 and $77.0 million between 1996 and 1995.

The decline in premiums from 1995 to 1997 is due to a number of factors discussed below, including the Property and Casualty Group's underwriting decisions, competition, and the impact of workers' compensation benefit reform laws.

During the past three years, competition and manual rate levels affected workers' compensation premium volume. During this period, the Property and Casualty Group did not renew certain accounts due to inadequate profit potential. Intense competition caused rates for certain accounts to be unattractive relative to the risks assumed. Rather than match the price merely to retain the volume, the Property and Casualty Group declined to write the accounts. In terms of manual rates, average rate levels declined 25.0%, 7.0%, and 3.0% in 1997, 1996, and 1995, respectively. The rate decreases had a substantially lower proportional impact on premiums written during 1996 and 1995, as the Property and Casualty Group had reduced its dependence on rate-sensitive business. The Property and Casualty Group increased its focus on rate sensitive small account business in 1997, as it believes that the impact of recently passed legislation in its principal marketing states, including Act 57 in Pennsylvania, may make loss experience on such business more predictable than it has recently been.

Workers' compensation premiums also declined during the three-year period as a result of the enactment of workers' compensation benefit reform laws. The decline in workers' compensation premiums has been concentrated primarily in Pennsylvania. Direct workers' compensation premiums for all other jurisdictions increased in 1997 compared to 1996, including an increase of $3.8 million from new jurisdictions in 1997. The number of workers' compensation policies increased in 1997 compared to 1996, from 2,757 to 3,184. However, the increase in policies was offset by the rate decreases related to the benefit reform laws. These benefit reform laws also have had a favorable impact on loss and LAE reserves for business written on policies subject to such reform laws. See "Losses and Expenses" below. The changes in workers' compensation benefits that were promulgated under Act 57 in Pennsylvania were accompanied by a change in the basic premium rate structure for workers' compensation insurance, which lowered the rates charged to insureds by approximately 25% effective February 1997. This change in rate structure was reviewed by an independent actuarial firm on behalf of the Commonwealth of Pennsylvania in connection with the approval of rates under Act 57. In addition, the Company's actuaries reviewed the effect that the reforms would have on workers' compensation benefits paid in relation to the changes in premiums charged. It was the opinion of both groups of actuaries that the rate changes mandated by Act 57 were consistent with the changes in benefits allowed under Act 57, and the effect of the rate changes would be minimal with respect to the profitability of the business. The premium charged on a fixed-cost policy is based upon the manual rates filed with and approved by the state insurance department and does not increase or decrease based upon the losses incurred during the policy period. Under policies that are subject to dividend plans, the customer may receive a dividend based upon loss experience during the policy period. Since the late 1980s, the Property and Casualty Group has reduced its proportion of rate-sensitive products from over 70% to approximately 62%. With the enactment of regulatory reform in several jurisdictions in the Property and Casualty Group's marketing territory, the Property and Casualty Group is more interested in this type of business and may write more rate-sensitive accounts in such jurisdictions in the future.

Direct workers' compensation premiums were also impacted by changes in the level of premium adjustments, primarily related to audit premiums and retrospective policies. In 1997, such adjustments decreased premiums written by $4.4 million ($15.8 million in audit premiums billed and $20.2 million in retrospective premiums returned), while in 1996, such adjustments reduced premiums written by $6.1 million ($17.1 million in audit premiums billed and $23.2 million in retrospective premiums returned) and in 1995, such adjustments increased premiums written by $13.1 million ($26.9 million in audit premiums billed and $13.8 million in retrospective premiums returned). The slightly lower impact of premium adjustments in 1997 relative to 1996 was due primarily to a decrease in retrospectively rated premiums returned to insureds, resulting from a lower volume of workers' compensation business written during the past three years. The decrease in 1996 relative to 1995 was due primarily to two factors: (i) the lower amount of billed audit premiums, which is attributable to better estimating of the ultimate exposure base (generally, payroll) on such risks by the Property and Casualty Group's underwriters; and (ii) the increase in retrospectively rated premiums returned to insureds, resulting from the favorable loss experience in more recent accident years in workers' compensation. As the Property and Casualty Group has expanded retrospectively rated business since 1989, proportionately more policies had mature loss data, resulting in more premium adjustments. Changes in actuarial estimates of future premium adjustments on retrospective policies are recorded directly in net premiums earned (see below for further discussion), and therefore, such retrospective adjustments returned to insureds do not impact net premiums earned.

Under retrospectively rated policies, the Property and Casualty Group receives an up-front provisional premium which is adjusted based upon loss experience of the insured. If losses are lower than expected, the insured receives a refund, subject to a minimum premium and if losses are higher than expected, the insured owes additional premium, subject to a maximum premium. Between the minimum and maximum premiums, the net impact on the Company's operating results is negligible, because changes in loss estimates pertaining to retrospectively rated contracts are offset by changes in premium estimates, net of changes in estimates for accrued premium taxes and other loss-based costs. While the premium is adjusted based upon loss experience, the Company's profit load (or margin) portion of the premium is fixed at the policy's inception and is not adjusted based upon loss experience, although the margin would be impaired in the event losses exceed the maximum premium amount. Approximately $50.1 million, $59.0 million and $85.0 million of the Property and Casualty Group's workers' compensation premiums were derived from loss sensitive products in 1997, 1996, and 1995, respectively. The audit premiums referred to above were derived from the Company's workers' compensation insurance policies. An insured's workers' compensation premiums are determined by two factors: aggregate payroll and employer business classification. The Company determines its initial estimate of annual premium based on payroll records and business classification data submitted to it by the insured. An audit of this data is performed after the policy year ends, and an adjustment to the premium is then made and billed to the insured.

Also reducing net premiums written is the fact that, since 1992, the Property and Casualty Group has been increasing its focus on alternative market workers' compensation products. These products include large-deductible policies, offshore rent-a-captive programs and individual self-insurance programs. Typically, the Property and Casualty Group receives a lower net premium for these types of plans. However, under this type of business, the insured retains a greater share of the underwriting risk than under rate-sensitive or loss-sensitive products, which reduces the potential for unfavorable claim activity on the accounts and encourages loss control on the part of the insured. A substantial portion of related revenues are recorded as service revenues rather than premiums. Such service revenues increased $1.1 million in 1997 as compared to 1996, and $4.1 million in 1996 relative to 1995.

Companies writing workers' compensation in certain states generally must share in the risk of insuring entities that cannot obtain insurance in the voluntary market. Typically, an insurer's share of this residual market is dependent upon its market share in terms of direct premiums in the voluntary market, and the assignments are accomplished either by direct assignment or by assumption from pools. In 1997, the Property and Casualty Group's direct assignments, which are included in direct written premiums, decreased $3.1 million relative to 1996, and decreased $15.3 million in 1996 as compared to 1995. These decreases reflect generally lower premium volume in workers' compensation for the Property and Casualty Group, as well as increasingly competitive conditions in the voluntary workers' compensation market, which has led to lower amounts of residual market business.

During 1997, direct writings of Commercial Lines increased $11.7 million compared to 1996, assumed Commercial Lines premiums decreased $8.5 million and ceded Commercial Lines premiums increased $28.2 million in 1997 compared to 1996. The growth in direct writings for Commercial Lines in 1997 was due primarily to rate increases on existing business, as well as additional companion commercial business associated with new workers' compensation customers. The Property and Casualty Group is continuing to review the profitability of these lines, and the net growth in such lines has been limited as a result of this review and the new reinsurance treaty discussed below. Also, market conditions have been extremely competitive in these lines, and management has refused to compromise underwriting standards merely to increase volume. During 1996, direct writings of Commercial Lines decreased $11.6 million compared to 1995, assumed Commercial Lines premiums increased $0.8 million and ceded Commercial Lines premiums increased $3.1 million in 1996 compared to 1995.

In 1997, the Property and Casualty Group entered into a new reinsurance treaty that covers substantially all of the Commercial Lines casualty business at a $175,000 per risk attachment point, compared to a $500,000 per risk attachment point in 1996 which accounted for the increase in ceded Commercial Lines premiums.

Ceded premiums increased $25.8 million in 1997 compared to 1996, and increased $10.4 million in 1996 compared to 1995. The increase in 1997 as compared to 1996 was due primarily to a reinsurance treaty effected at December 31, 1997, ceding $15.4 million of annuity reserves held by its domestic life insurance company to a third party (the "PMA Life Insurance Company transaction"). Ceded premiums also increased approximately $6.6 million due to the aforementioned lower attachment point of the Commercial Lines casualty reinsurance treaty the Property and Casualty Group entered into effective January 1, 1997. Finally, ceded reinsurance premiums increased an additional $6.2 million, due to the increased direct writings of Commercial Lines business in 1997 as compared to 1996. In 1996 as compared to 1995, ceded premiums decreased, although the rate of decrease was less than the rate of decrease in direct premiums, due to the increased use of facultative reinsurance for specific risks in Commercial Lines.

Fluctuations in net premiums earned were primarily attributable to changes in net premiums written. In addition to the impact of fluctuations in premiums written, premiums earned were also impacted by the change in accrued retrospective premiums. Accrued retrospective premiums, which are a component of uncollected premiums, are based upon actuarial estimates of expected ultimate losses and resulting estimated premium adjustments relating to retrospectively rated policies. The estimated ultimate premium adjustments under retrospectively rated policies are recorded in the initial policy year based upon estimated loss experience on the underlying policies and adjusted in subsequent periods in conjunction with revisions of the estimated underlying losses on such policies. In addition, accrued retrospective premiums are increased or decreased based upon retrospective policy adjustments paid or billed. Such adjustments actually billed or paid do not impact premium revenues because the Company records an offsetting amount through net premiums written. The following sets forth the components of the change in accrued retrospective premiums for each of the three years in the period ended December 31, 1997:

                          (dollar amounts in thousands)

                                                   1997        1996        1995
                                                   ----        ----        ----
Estimated retrospective policy
     adjustments related to the current
     accident year .........................   ($12,460)   ($18,767)   ($12,941)
Revision of estimate of retrospective
     policy adjustments related to
     prior accident years ..................    (44,719)     (9,888)     (4,845)
Retrospective policy adjustments paid ......     20,179      23,155      13,786
Uncollectible write-off ....................         --      (5,000)         --
                                               --------    --------    --------
Total ......................................   ($37,000)   ($10,500)   ($ 4,000)
                                               ========    ========    ========

In 1997, 1996 and 1995, the Property and Casualty Group reduced accrued retrospective premiums by $37.0 million, $10.5 million and $4.0 million, respectively. The primary reason for the additional reduction in 1997 relative to 1996 was a $44.7 million revision of estimate of accrued retrospective premiums, primarily due to the favorable development of claims liabilities for more recent accident years ($35.7 million) and the commutation of claims for accident years 1991 and prior in 1997 ($9.0 million). The reduction for policy years 1991 and prior primarily relates to the commutation program for such years initiated in late 1996. In July 1997, the Property and Casualty Group completed a formal program under which it commuted a large number of claims associated with workers' compensation claims from accident years 1991 and prior, including loss reserves associated with retrospective policies. The commutation program resulted in current payments to claimants which were less than the carried reserves. As a result of the differences between the current commutation payments to claimants and carried reserves on such claims, management reduced its estimate of amounts recoverable under retrospectively rated policies and also recognized a reduction in losses and LAE associated with such policies (see "Losses and Expenses" below). The reduction related to 1992 through 1996 policy years was related primarily to a corresponding amount of favorable development on underlying loss reserves for such years. The effects of the commutations on these prior loss reserves, as well as the intent of the Property and Casualty Group to continue utilizing early intervention techniques such as commutations on claims from more recent accident years, have led to a re-estimation of policy liabilities for these more recent accident years, and a re-estimation of amounts due under retrospectively rated policies for these more recent accident years. The reduction in amounts due under retrospectively rated policies and the corresponding reduction in loss reserves resulting from commutation of the carried loss reserves and re-estimation of more recent accident years resulted in a reduction of the GAAP loss ratio for 1997 (as more fully described in "Losses and Expenses," below), compared to 1996 and 1995. Additionally, the reduction of earned premiums caused both the GAAP expense ratio and the policyholder dividend ratio to increase for 1997, compared to 1996 and 1995. However, the impact of the reduction of the accrued retrospective premiums (net of the adjustment to underlying loss reserves) on the Company's results of operations was negligible.

The increased adjustment to prior accident years recorded in 1996 as compared to 1995 reflects additional favorable loss reserve development in the prior three accident years.

Management believes that it has made a reasonable estimate of the Company's accrued retrospective premiums. While the eventual ultimate receivable may differ from the current estimates, management does not believe that the difference will have a material effect, either adversely or favorably, on the Company's financial position or results of operations.

            Losses and Expenses
The following table reflects the components of the Property and Casualty Group's combined ratios, as computed under GAAP:

                                                         1997     1996     1995
                                                         ----     ----     ----
Loss ratio ........................................     91.1%   158.2%    92.5%
                                                        -----   ------   ------
Expense ratio:
      Amortization of deferred acquisition costs ..     22.7%    19.7%    15.5%
      Operating expenses (1) ......................     22.6%    28.9%    15.1%
                                                       ------   ------   ------
Total expense ratio ...............................     45.3%    48.6%    30.6%
                                                       ------   ------   ------
Policyholders' dividend ...........................      6.9%     6.1%     4.8%
                                                       ------   ------   ------
Combined ratio-GAAP ...............................    143.3%   212.9%   127.9%
                                                       ------   ------   ------

(1) The GAAP Operating Expense Ratio excludes $9.3 million, $8.2 million and $5.3 million in 1997, 1996 and 1995, respectively, of PMA Management Corp. direct expenses related to service revenues, which are not included in premiums earned.

The components of the loss and LAE ratio for the Property and Casualty Group are as follows:

                                                         1997     1996     1995
                                                         ----     ----     ----
Current accident year - undiscounted ..............     81.3%    81.4%    83.8%
Accretion of discount for prior
      accident years and discounting of
      current accident year .......................     12.0%     5.5%    (0.7%)
Adjustments to retrospectively rated
      business and net effect of PMA Life
      reinsurance transaction .....................     (1.5%)      --       --
Change in discount rate ...........................        --       --    (9.8%)
Reserve (release) strengthening ...................     (0.7%)   71.3%    19.2%
                                                        ------  ------    -----
Loss and LAE ratio ................................     91.1%   158.2%    92.5%
                                                        -----   ------    -----

In 1997, the calendar year loss ratio was impacted by a $31.7 million net charge, which represented the accretion of discount on workers' compensation loss reserves for prior accident years, partially offset by discounting of current accident year reserves, while the 1996 calendar-year loss ratio was impacted by a $15.0 million net charge for accretion of discount on prior accident year workers' compensation loss reserves and discounting of current accident year reserves. The increase in the net charge for discount accretion is due primarily to higher overall reserve levels in 1997 and lower levels of current accident year reserves being discounted in 1997 as compared to 1996. The Property and Casualty Group expects lower levels of discount associated with current accident year reserves to continue, due to benefit reforms that reduce claims duration which have been enacted in many of the states in which it does business. Management also expects that the net charge associated with accretion of discount of prior years' reserves to decrease in 1998 and forward, as the accelerated payment of claims due to commutations is expected to lower the level of discount in the Property and Casualty Group's loss reserves. The increase in the loss ratio in 1996 compared to 1995 from the accretion of discount was due primarily to higher overall reserves in 1996 and to lower levels of earned premium in 1996 as compared to 1995. Discounting of reserves for workers' compensation claims is established in accordance with applicable state laws, which permit discounting the estimated claim payments on certain claims at various rates (the Property and Casualty Group uses a discount rate of approximately 5% per year, which is within the range of permitted rates in the states in which it does business). Loss reserves on other lines of business as well as loss adjustment expense reserves for all lines of business are not discounted.

In 1997, the Property and Casualty Group recorded a reserve release of approximately $53.9 million on prior year losses and LAE, excluding the accretion of discount. The release primarily relates to favorable reserve development of $9.0 million related to retrospectively rated policies for accident years 1991 and prior and favorable development of $28.0 million related to retrospectively rated policies pertaining to accident years 1992 through 1996. The Property and Casualty Group also recorded favorable development on guaranteed cost workers' compensation reserves for accident years 1991 and prior of $7.1 million, partially offset by reserve strengthening in commercial multi-peril business for accident year 1996 of $5.0 million. Furthermore, incurred losses on prior accident years were also affected by the cession of prior year reserves included in the PMA Life Insurance Company transaction of $14.8 million. In 1996 and 1995, the loss ratio included $191.4 million and $66.5 million, respectively, of strengthening of unpaid losses and loss adjustment expenses of prior accident years. The loss reserve (release) strengthening was associated with the following lines of business:

                         (dollar amounts in millions)
                                                   1997       1996       1995
                                                   ----       ----       ----
Pre-1992 workers' compensation .............     $(7.1)      $110.0     $ 54.7
Asbestos and environmental .................         --        60.4       23.4
Other lines of business ....................       5.0         21.0      (11.6)
                                                 -----       ------      ------
Total reserve (release) strengthening ......     $(2.1)      $191.4     $ 66.5
                                                 ------      ------     ------

The 1996 aggregate workers' compensation adverse development was allocated $102.0 million to Pennsylvania and $8.0 million to all other states in the Property and Casualty Group's marketing territory. Of the $102.0 million, the allocation by year is as follows: prior to 1987: $16.0 million; 1987 to 1991:
$101.0 million; and 1992 and subsequent years: ($15.0 million). In 1995, substantially all of the workers compensation adverse development related to accident years 1987 to 1991 in Pennsylvania. For accident years prior to 1992, the traditional paid loss development schedules for workers' compensation had begun to exhibit an increasing trend in loss development factors by 1993. This trend was initially attributed to an increase in commutation activity. In 1995, management began to question whether loss data was developing in a manner that was consistent with the conclusion that the loss development trends were impacted solely by commutation activity. As a result, management began to accumulate additional data in order to determine whether there were additional causes of the increase in the paid loss development data; management obtained claim count data that was far more detailed than had been historically utilized in the reserve setting process. This data indicated that the paid loss development factors were not only impacted by commutation activity, but also by a decline in the claims closure rate in Pennsylvania. Management believes that the decline of the closure rates was due to several interrelated factors. One factor related to the fact that efforts to rehabilitate claimants and return them to work were not as successful as anticipated. For accident years 1987 to 1991, in particular, extensive efforts were made by the Company to rehabilitate claimants and return them to work at either full or modified duty. By late 1995 and into 1996, it was recognized, by a review of a slow down in the claims closure pattern that these rehabilitation efforts were not impacting the closure rates as expected. Another factor negatively impacting claims closure rates related to the economic conditions in Pennsylvania in the early 1990's. During the period from 1990 to 1994, economic conditions in Pennsylvania were considered to be depressed in the Company's major industry niches for workers' compensation insurance (construction, heavy manufacturing). Payrolls in these industries were stagnant, and in many cases, employment was flat or declining. The Company believes that in periods of declining employment opportunities, there is a tendency for indemnity periods to increase, which occurred for workers who suffered injuries in these industries.

The above factors, when considered with the fact that the benefits period in Pennsylvania was unlimited, caused the Company to believe that a substantial portion of claimants from the pre-1992 period, who had already been out of work five to nine years, would not return to work in any capacity. In late 1995 and during 1996, management undertook an effort to quantify the impact of the declining closure rates versus the increase in commutation activity. During the fourth quarter of 1995, management strengthened the Property and Casualty Group's workers' compensation reserves by $54.7 million; however, the quantification of the effect of the claims closure rate was an extremely complex process, and as such, the data was not fully understood at that time. As the data under analysis was more mature and refined in 1996, management determined that the workers' compensation loss reserves for Pennsylvania in the pre-1992 accident years needed to be increased substantially; therefore, the Property and Casualty Group increased its workers' compensation reserves by $110.0 million.

Benefit reforms enacted by states in which the Property and Casualty Group transacts business, most significantly Pennsylvania, have had a beneficial impact on more recent accident year loss ratios. Prior to 1996, the principal revisions of the Pennsylvania system included medical cost containment measures and an expansion of the period of time during which the insurer may require an employee to accept medical treatment from the employer's list of designated healthcare providers. In July 1996, Pennsylvania enacted Act 57, a workers' compensation reform bill which is expected to substantially reduce indemnity benefit periods in Pennsylvania. In addition to regulatory reforms, the loss ratios have been favorably impacted by the conversion to loss sensitive and alternative market products. Such a trend is evidenced by the fact that accident year loss ratios (losses recorded for the year the event occurred expressed as a percentage of the earned premiums for that year) for workers' compensation have been generally lower in more recent accident years, as the following chart indicates:

Property and Casualty Group Workers' Compensation Undiscounted Accident Year
----------------------------------------------------------------------------
                   Pure Loss Ratios as of December 31, 1997
                   ----------------------------------------

                    Accident Years            Loss Ratio
                    --------------            ----------
                         1990                   100%
                         1991                    86%
                         1992                    80%
                         1993                    64%
                         1994                    64%
                         1995                    63%
                         1996                    63%
                         1997                    66%

In addition, management took several steps to reduce the outstanding claims associated with the Pennsylvania workers' compensation business written through 1991. A formal commutation program was initiated in the fourth quarter 1996 and continued into late 1997. Commutations are agreements with claimants whereby the claimants, in exchange for a lump sum payment, will forego their rights to future indemnity payments from the Property and Casualty Group. Under Pennsylvania workers' compensation laws, all such commutation arrangements must be approved by the claimant and the Pennsylvania Workers' Compensation Board. The Property and Casualty Group paid $101.1 million and $17.8 million in 1997 and the fourth quarter of 1996, respectively, to commute workers' compensation indemnity claims. Savings associated with these claims were consistent with management's expectations. The number of open claims for accident years 1991 and prior was substantially reduced as a result of the commutation program. This reduction in open claims is expected to reduce the possibility of any further adverse development on such reserves, although there can be no assurances that the level of commutations will have a significant impact on the future development of such reserves.

Estimating reserves for workers' compensation claims can be more difficult than many other lines of property and casualty insurance for several reasons, including (i) the long payment `tail' associated with the business; (ii) the impact of social, political and regulatory trends on benefit levels for both medical and indemnity payments; (iii) the impact of economic trends; and (iv) the impact of changes in the mix of business. At various times, one or a combination of such factors can make the interpretation of actuarial data associated with workers' compensation loss development more difficult, and it can take additional time to recognize changes in loss development patterns. Under such circumstances, adjustments will be made to such reserves as loss patterns develop and new information becomes available and such adjustments may be material.

The adverse development in reserves associated with asbestos and environmental claims is the result of a detailed analysis of loss and LAE reserves associated with asbestos and environmental liability claims completed in 1996. The reserving for asbestos and environmental claims has undergone change at both the Company and in the insurance industry in general. For environmental and asbestos liability claims, reserving methodology has been evolving into accepted industry practice in the recent past; the Company has applied these methods to its loss reserves in 1997 and 1996. To reserve for environmental claims, the Company currently utilizes a calendar year development technique known as aggregate loss development. This technique focuses on the aggregate losses paid as of a particular date and aggregate payment patterns associated with such claims. Several elements including remediation studies, remediation, defense, declaratory judgment, and third party bodily injury claims were considered in estimating the costs and payment patterns of the environmental and toxic tort losses. Prior to the development of these techniques, there was a substantial range in the nature of reserving for environmental and toxic tort liabilities. The methods employed by the Company prior to the review performed in 1996 included a review of aggregate loss and loss adjustment paid and case incurred data along with resulting "survival ratios" to establish IBNR for environmental and toxic tort claims. For asbestos claims, the Company had previously reserved costs to defend, and any indemnification payments anticipated on, claims for which it had received notice that it was a responsible party, plus a bulk factor applied to the estimated case reserves to provide for potential development of indemnification and defense cost related to such claims. In 1996, the Company performed a ground up analysis of asbestos loss reserves using an actuarially accepted modeling technique. Using historical information as a base and information obtained from a review of open claims files, assumptions were made about future claims activity in order to estimate ultimate losses. For each individual major account, projections were made regarding new plaintiffs per year, the number of years new claims will be reported, the average loss severity per plaintiff and the ratio of loss adjustment expense to loss. In many cases involving larger asbestos claims, the Company reserved up to the policy limits for the applicable loss coverage parts for the affected accounts. Policy terms and reinsurance treaties were applied in the modeling of future losses. Estimation of obligations for asbestos and environmental exposures continues to be more difficult than for other loss reserves because of several factors, including: (i) evolving methodologies for the estimation of the liabilities;
(ii) lack of reliable historical claim data; (iii) uncertainties with respect to insurance and reinsurance coverage related to these obligations; (iv) changing judicial interpretations; and (v) changing government standards.

The Company's asbestos-related loss reserves for the years ended December 31, were as follows:

                         (dollar amounts in thousands)
                                                   1997       1996       1995
                                                   ----       ----       ----

Gross of reinsurance:
    Beginning reserves ........................  $ 80,055   $ 27,611   $ 13,969
    Incurred losses and LAE ...................     2,435     62,854     22,482
    Calendar year payments for losses and LAE..    (5,764)   (10,410)    (8,840)
                                                   -------   --------    -------
    Ending reserves ...........................  $ 76,726   $ 80,055   $ 27,611
                                                 ========   ========   ========

Net of reinsurance:
    Beginning reserves ........................  $ 53,300   $ 23,443   $  8,168
    Incurred losses and LAE ...................       (36)    39,427     21,826
    Calendar year payments for losses and LAE..    (4,686)    (9,570)    (6,551)
                                                   -------    -------    -------
    Ending reserves ...........................  $ 48,578   $ 53,300   $ 23,443
                                                 ========   ========   ========

(Included in such reserves are reserves for PMA Re of $0.3 million, $0.3 million and $0.6 million [gross and net] at December 31, 1997, 1996 and 1995, respectively.)

The Company's environmental-related loss reserves for the years ended December 31, were as follows:

                         (dollar amounts in thousands)
                                                       1997      1996      1995
                                                       ----      ----      ----
Gross of reinsurance:
    Beginning reserves ........................... $ 35,626  $ 20,134  $ 20,952
    Incurred losses and LAE ......................    1,130    22,143     3,516
    Reserves acquired through purchase of
       Caliber One Indemnity Company (1)..........   13,060         -         -
    Calendar year payments for losses and LAE.....   (4,708)   (6,651)   (4,334)
                                                   -------    -------  --------
    Ending reserves .............................. $ 45,108  $ 35,626  $ 20,134
                                                   ========  ========  ========

Net of reinsurance:
    Beginning reserves ........................... $ 34,592  $ 20,134  $ 20,952
    Incurred losses and LAE ......................    1,068    21,109     3,516
    Calendar year payments for losses and LAE.....   (3,965)   (6,651)   (4,334)
                                                   --------  --------  --------
    Ending reserves .............................. $ 31,695  $ 34,592  $ 20,134
                                                   ========  ========  ========

(1) Such acquired reserves have been reinsured by an affiliate of the former parent (see "Liquidity and Capital Resources" for further discussion).

(Included in such reserves are reserves for PMA Re of $3.8 million, $2.9 million and $2.6 million [gross and net] at December 31, 1997, 1996 and 1995, respectively, and $13.1 million gross and zero net for Caliber One Indemnity Company at December 31, 1997.)

Of the total net asbestos reserves, $6.7 million, $6.8 million, and $6.7 million related to established claims reserves at December 31, 1997, 1996, and 1995, respectively, and $41.9 million, $46.5 million, and $16.7 million related to incurred but not reported losses at December 31, 1997, 1996, and 1995, respectively. Of the total net environmental reserves, $11.2 million, $12.5 million, and $10.3 million related to established claims reserves at December 31, 1997, 1996, and 1995, respectively, and $20.5 million, $22.1 million, and $9.8 million related to incurred but not reported losses at December 31, 1997, 1996, and 1995, respectively. All incurred asbestos and environmental losses were for accident years 1986 and prior.

Management believes that its reserves for asbestos and environmental claims are appropriately established based upon known facts, existing case law and generally accepted actuarial methodologies. However, due to changing interpretations by courts involving coverage issues, the potential for changes in federal and state standards for clean-up and liability and other factors, the ultimate exposure to the Property and Casualty Group for these claims may vary significantly from the amounts currently recorded, resulting in a potential future adjustment in the claims reserves recorded. Additionally, issues involving policy provisions, allocation of liability among participating insurers, proof of coverage and other factors make quantification of liabilities exceptionally difficult and subject to adjustment based upon newly available data.

In 1996, Commercial Lines experienced reserve strengthening of $21.0 million, as compared to a reserve release of $11.6 million in 1995. The reserve strengthening in 1996 was principally due to a re-estimation of loss adjustment costs associated with general liability claims. Through 1991, the Property and Casualty Group's mix of general liability insurance policies was weighted towards the manufacturing classes of business. Subsequent to 1991, the Property and Casualty Group's mix of business became more heavily weighted towards the construction and contracting classes of business. These particular classes of business have experienced losses due to alleged construction defects and similar matters, that have taken longer to emerge than the classes of business previously written by the Property and Casualty Group. Defense costs associated with these claims have also exceeded the original estimate of the Property and Casualty Group's management, which was based on the patterns of indemnification payments associated with the earlier classes of business written. When this issue was discovered, the Property and Casualty Group factored the increased defense costs and the emergence pattern in determining a more appropriate reserve amount for loss handling costs. The release of reserves in 1995 was due primarily to favorable loss experience in commercial automobile business.

The 1997 expense ratio declined by 3.3 points as compared to the 1996 expense ratio. The 1997 Acquisition Expense Ratio increased by 3.0 points compared to 1996, primarily due to a 4.2 point increase related to the aforementioned adjustment to accrued retrospective premiums in 1997 ($37.0 million) and by the 1997 cession of premiums associated with the PMA Life Insurance Company transaction ($15.4 million), offset by the write-off in 1996 of $5.0 million in retrospectively rated premiums. These actions reduced earned premiums without a commensurate decrease in acquisition expenses. Such increase was partially offset by ceding commission received by the Property and Casualty Group on its reinsurance arrangement for Commercial Lines casualty losses. Such commissions are recorded as a reduction of acquisition expenses. In 1996, the Acquisition Expense Ratio increased 4.2 points compared to 1995 primarily due to a change in the mix of business to a greater proportion of alternative market products and self-insured services, which have much lower, in any, net premium which caused acquisition expenses to represent a larger proportion of net premiums earned.

The 1997 Operating Expense Ratio was 22.6%, a decrease of 6.3 points as compared to 28.9% in 1996. After adjusting for the reduction in accrued retrospective premiums and the PMA Life Insurance Company transaction, the adjusted Operating Expense Ratio would have been 18.1% in 1997. The lower adjusted Operating Expense Ratio is primarily attributable to expense containment programs begun at the Property and Casualty Group, and the higher levels of restructuring charges and valuation adjustments in 1996. Operating expenses in 1997 decreased by $31.0 million as compared to 1996, despite an increase of $1.1 million in expenses associated with the Property and Casualty Group's service revenues. The 1996 Operating Expense Ratio was adversely impacted by several factors, including an accrual of $7.6 million for a voluntary early retirement program ("VERIP"), a $4.8 million charge associated with a change in depreciable lives of computer equipment and a $10.1 million increase in premium balances written off. In 1997, the Property and Casualty Group recorded $5.2 million for severance and related costs associated with the continued restructuring and cost reduction initiatives. These initiatives have lowered payroll and related expenses in 1997 by $4.9 million. The 1996 Operating Expense Ratio increased 13.8 points in comparison to 1995 primarily related to the aforementioned factors that adversely impacted the 1996 ratio.

In 1997 and 1996, respectively, the Property and Casualty Group incurred approximately $1.6 million and $1.8 million associated with the Year 2000 Issue. Management anticipates that the Property and Casualty Group will incur approximately $700,000 in 1998 as a result of this conversion; it is expected that this conversion will be completed by the end of 1998 (see "Liquidity and Capital Resources" for further discussion of the Year 2000 Issue).

The policyholder dividend ratios were 6.9%, 6.1% and 4.8% for the years ended December 31, 1997, 1996 and 1995, respectively. The policyholder dividend ratio increased by 1.3 points in 1997 as a result of the adjustment to retrospectively rated premiums and the PMA Life Insurance Company transaction. The ratios have generally increased over the three-year period mainly because of sliding-scale dividend plans.

Under such plans, the insured receives a dividend based upon the collective loss experience of the plan. As the loss experience for the most recent three underwriting years has improved relative to the years prior to this period, the Property and Casualty Group has incurred higher policyholder dividends.

            Net Investment Income
Net investment income was relatively flat in 1997 as compared to 1996, as lower average investment balances resulting from the pay-down of loss reserves from prior accident years primarily related to the commutation program and decreasing premium volume were offset by higher yields associated with the purchase of high grade corporate bonds and asset-backed securities. Net investment income decreased 10.6% in 1996 as compared to 1995, primarily due to lower average investment balances.

            Comparison of SAP and GAAP Results
The results presented under SAP are those of the domestic insurance subsidiaries of the Property and Casualty Group that share their results through a pooling arrangement (the Pooled Companies). Prior to December 31, 1996, the Pooled Companies were comprised of four domestic insurance companies: Pennsylvania Manufacturers' Association Insurance Company, Manufacturers Alliance Insurance Company, Pennsylvania Manufacturers Indemnity Company and Mid-Atlantic States Casualty Company (MASCCO). As part of a plan to reduce the amount of indemnity reserves from accident years 1991 and prior in the Pooled Companies, MASCCO was removed from the pooling arrangement effective December 31, 1996, and indemnity reserves from accident years 1991 and prior were transferred to MASCCO. The other significant difference relates to various reinsurance agreements between the Pooled Companies and certain foreign insurance subsidiaries. Prior to December 31, 1996, Chestnut Insurance Company, Ltd. (Chestnut) was the reinsurer under these agreements. At December 31, 1996, these reinsurance arrangements were novated, and the assets and liabilities associated with such contracts were sold to PMA Insurance Cayman, Limited (Cayman), a foreign affiliate. At December 31, 1997, the Pooled Companies had reinsurance recoverables from MASCCO and Cayman of $96.2 million and $284.9 million, respectively.

In addition to the above and the different accounting treatment of acquisition costs (see "PMA Re Results of Operations" for further discussion of SAP to GAAP differences related to acquisition costs), the GAAP results for the Property and Casualty Group include the results of other entities within the Property and Casualty Group, but excluded from the aforementioned pooling agreement, including PMA Life Insurance Company and other affiliated reinsurers and non-insurance companies utilized in providing certain products and services to the Property and Casualty Group's clients. The exclusion of such entities tends to decrease the SAP combined ratio relative to the GAAP combined ratio.

            Corporate and Other
The Corporate and Other segment is primarily comprised of corporate overhead and the operations of the Company's properties. Corporate and Other operations reported a pre-tax operating loss of $3.4 million in 1997 versus a pre-tax operating loss of $0.5 million in 1996. The decline in the operating results of Corporate and Other operations was due mainly to an incremental $2.2 million increase in operating costs related to certain corporate properties disposed of during the third quarter of 1997. No material gain or loss was recorded in connection with the disposal of such properties.

In 1995, management determined that the fair market values of the Company's former headquarters building, which was disposed of in 1997, and certain adjacent properties were less than the carrying values plus the costs to carry and sell the properties. The Company recorded a charge of $8.4 million in 1995 to write down these properties to their fair market values less costs to carry and sell the properties. No such charge was recorded during 1996.

During 1997, the Company incurred pre-operating charges of approximately $0.9 million in establishing Caliber One. The Corporate segment also incurred $1.8 million of severance and related restructuring costs in 1997.

            Net Realized Investment Gains
Net realized investment gains amounted to $8.6 million, $3.0 million and $31.9 million in 1997, 1996 and 1995, respectively. During the three-year period ended December 31, 1997, the Company realized gains from investment sales related to the following: (i) transactions to move holdings between taxable and tax-exempt fixed maturity investments in order to maximize after-tax yields; (ii) transactions to expand the asset classes in which the Company invests to capitalize on favorable yield spreads between such instruments and U.S. Treasury securities; (iii) transactions based upon an assessment of the interest rate environment and the shape of the yield curve; and (iv) sales of equity securities, as the Company has substantially reduced its holdings of this asset class over the last three years. Gains and losses on the sale of investments are recognized as a component of net income, but the timing and recognition of such gains and losses are unpredictable and are not indicative of future results.

In 1997, the Company repositioned its investment portfolio to improve its pre-tax investment yield, while maintaining the maturity matching structure between investments and liability cash flow projections. As interest rates declined in the latter part of the year, these transactions resulted in a net $8.6 million gain for 1997.

During 1996 and 1995, most of the investment sales activity resulted from reducing the Company's holdings of tax-advantaged securities. Based upon an assessment of the Company's position with respect to alternative minimum tax ("AMT"), the Company reduced its tax-advantaged securities positions beginning in late 1995 and throughout 1996. In 1996, these sales resulted in a net loss of $0.9 million, versus 1995 when such transactions resulted in a net gain of $12.1 million. In addition to gains and losses arising from the sales of fixed maturity investments, sales of equity securities generated net realized gains of $3.9 million and $0.9 million in 1996 and 1995, respectively.

      Interest Expense and Income Taxes
Interest expense decreased $1.3 million in 1997, from $17.1 million in 1996 to $15.8 million in 1997 due to the refinancing of the Company's debt with the New Credit Facility. See "Liquidity and Capital Resources" below. In 1996, interest expense decreased to $17.1 million from $18.7 million in 1995. Such reduction related to slightly lower average debt balances in 1996. In addition, principal payments on the Company's higher coupon senior notes (average coupon rate of amounts paid was 9.49%) were funded with drawdowns on the Company's revolving credit facility, which had an average interest rate of 6.08% in 1996.

The Company's effective tax rates were 21.5%, (29.3)% and 30.9% in 1997, 1996 and 1995, respectively. The Company recorded a net deferred tax asset of $70.4 million and $101.6 million in 1997 and 1996, respectively (see "Capital Resources" for further discussion). In the normal course of business the Company is examined by various taxing authorities, including the Internal Revenue Service. Federal tax return examinations have been completed for the years 1992 and 1993. The examinations for years 1994 and 1995 are currently in progress. In management's opinion, the ultimate resolution of these matters will not have an adverse impact on the Company's financial position or results of operations.

            Liquidity and Capital Resources

            Liquidity
Liquidity is a measure of an entity's ability to secure enough cash to meet its contractual obligations and operating needs. At the holding company level, the Company requires cash to pay debt obligations, dividends to shareholders and taxes to the Federal government, as well as to capitalize subsidiaries from time to time. PMC's primary sources of liquidity are dividends from subsidiaries, net tax payments received from subsidiaries and borrowings.

The Company paid interest of $19.8 million, $16.6 million and $15.1 million in 1997, 1996 and 1995, respectively. The Company made scheduled debt repayments in 1997, 1996 and 1995 of $7.3 million, $25.1 million and $125.1 million, respectively, and paid dividends to shareholders of $8.0 million in 1997 and $7.9 million in 1996 and 1995. PMC also made cash capital contributions to its subsidiaries totaling $11.0 million, $50.0 million and $61.0 million in 1997, 1996 and 1995, respectively. In 1995, PMC also utilized cash to settle intercompany balances with its domestic insurance subsidiaries.

Dividends from subsidiaries were $22.5 million, $53.6 million and $103.2 million in 1997, 1996 and 1995, respectively. Net tax cash flows were $20.0 million, $12.0 million and $11.4 million in 1997, 1996 and 1995, respectively.

In addition to dividends and tax payments from subsidiaries, the Company utilized the following sources to generate liquidity for the above needs. During the first quarter of 1997, the Company made debt repayments of $8.0 million on the revolving credit agreement before refinancing all of its credit agreements not already maturing in 1997 with the New Credit Facility (See "Capital Resources" below for further discussion). During 1996, the Company financed scheduled repayments on its senior note facilities of $25.0 million through drawdowns on its revolving credit facility. In 1995, the Company repaid its expiring revolving credit agreement by issuing $107.0 million of 7.62% privately placed senior notes. Additionally, in 1995, the Company funded the scheduled debt repayments on its existing senior notes by drawing down $18.0 million on a new $50.0 million revolving credit agreement with a banking syndicate. At December 31, 1997, the Company had $32.0 million available on the New Credit Facility. In addition to the New Credit Facility, the Company maintains a committed facility of $50.0 million for letters of credit (the "Letter of Credit Facility"). The Letter of Credit Facility is utilized primarily for securing reinsurance obligations of the Company's insurance subsidiaries. As of December 31, 1997, the Company had $46.9 million outstanding in letters of credit under the Letter of Credit Facility.

The Company's domestic insurance subsidiaries' ability to pay dividends to the holding company is limited by the insurance laws and regulations of Pennsylvania. Under such laws and regulations, dividends may not be paid without prior approval of the Commissioner in excess of the greater of (i) 10% of surplus as regards to policyholders as of the end of the preceding year or (ii) SAP net income for the preceding year, but in no event to exceed unassigned funds.

Under this standard, the Pooled Companies and PMA Re can pay an aggregate of $51.2 million of dividends without the prior approval of the Commissioner during 1998. Caliber One Indemnity Company had an unassigned deficit of $6.4 million as of December 31, 1997, and therefore, cannot pay non-extraordinary dividends; also, Caliber One Indemnity Company is directly owned by PMA Re, and as such, its dividends may not be paid directly to PMC. Under its plan of operation filed with the Pennsylvania Insurance Department, MASCCO must maintain a ratio of unpaid losses and loss adjustment expenses to surplus of no more than eight to one; as of December 31, 1997, MASCCO was in compliance with such requirement. In addition, the New Credit Facility requires the Company's insurance subsidiaries to maintain combined statutory capital and surplus of $450.0 million. At December 31, 1997, the Company's insurance subsidiaries had combined statutory capital and surplus of $552.2 million. Additionally, the New Credit Facility requires the domestic insurance subsidiaries of the Property and Casualty Group to maintain an adjusted surplus to authorized control level ratio (as calculated under risk based capital rules) of not less than 220% as of December 31, 1997, 230% as of December 31, 1998, and 240% as of December 31, 1999, and thereafter, and requires PMA Re to maintain such ratio at 300%. At December 31, 1997, the ratios of the domestic insurance subsidiaries of the Property and Casualty Group ranged from 293% to 324%, PMA Re's ratio was 355% and Caliber One Indemnity Company's ratio was 1,922%.

In December 1997, PMA Re acquired 100% of the outstanding common stock of Caliber One Indemnity Company (formerly known as Lincoln Insurance Company) for approximately $16.0 million and made a capital contribution of $11.3 million to Caliber One Indemnity Company. In conjunction with this purchase, all of Caliber One Indemnity Company's acquired loss reserves were reinsured by an affiliate of Caliber One Indemnity Company's former parent for adverse development and uncollectible reinsurance in the amount of the stated reserves plus $68.5 million (see Note 1 to the Consolidated Financial Statements). Management believes that the reinsurance obtained as part of the purchase will be adequate to cover any future reserve development or uncollectible reinsurance on the acquired reserves. PMA Re intends to maintain Caliber One Indemnity Company's surplus at not less than $25.0 million, the minimum capital and surplus required by many states in order to be an eligible surplus lines carrier.

PMC's dividends to shareholders are restricted by its debt agreements. Based upon the terms of the New Credit Facility, on a pro forma basis, under the most restrictive debt covenant, PMC would be able to pay dividends of approximately $14.5 million in 1998 (See "Capital Resources" for further discussion).

Management believes that the Company's sources of funds will provide sufficient liquidity to meet short-term and long-term obligations.

            Investments
The Company's investment policy objectives are to (i) seek competitive after-tax income and total return, (ii) maintain very high grade asset quality and marketability, (iii) maintain maturity distribution commensurate with the Company's business objectives, (iv) provide portfolio flexibility for changing business and investment climates and (v) provide liquidity to meet operating objectives. The Company has established strategies, asset quality standards, asset allocations and other relevant criteria for its fixed maturity and equity portfolios. In addition, maturities are structured after projecting liability cash flows with actuarial models. The Company also does not invest in various types of investments, including speculative derivatives. The Company's portfolio does not contain any significant concentrations in single issuers (other than U.S. treasury and agency obligations), industry segments or geographic regions.

The Company's Board of Directors is responsible for the Company's investment policy objectives. The Company retains outside investment advisers to provide investment advice and guidance, supervise the Company's portfolio and arrange securities transactions through brokers and dealers. The Company's Executive and Finance Committees of the Board of Directors meet periodically with the investment advisers to review the performance of the investment portfolio and to determine what actions should be taken with respect to the Company's investments. Investments by the Pooled Companies, MASCCO and PMA Re must comply with the insurance laws and regulations of the Commonwealth of Pennsylvania and investments for Caliber One Indemnity Company must comply with the insurance laws and regulations of Delaware. The Company's capital not allocated to the Pooled Companies, MASCCO, PMA Re and Caliber One Indemnity Company may be invested in securities and other investments that are not subject to such insurance laws, but nonetheless conform to the Company's investment policy.

The following table summarizes the Company's investments by carrying value as of December 31, 1997, and 1996:

                          (dollar amounts in millions)
                                               1997                  1996
                                               ----                  ----
                                        Carrying              Carrying
Investment                                 Value    Percent      Value   Percent
----------                                 -----    -------      -----   -------
U.S. Treasury securities and
     obligations of U.S. Government
     agencies ........................  $1,119.5      51.0%   $1,602.8     70.8%
Obligations of states and political
      subdivisions ...................        --         --       76.5      3.4%
Corporate debt securities ............     687.7      31.3%      372.8     16.5%
Mortgage backed securities ...........     122.3       5.6%       74.0      3.3%
Equity securities ....................        --         --        0.3        --
Short-term investments ...............     265.2      12.1%      135.0      6.0%
                                        --------     ------   --------    ------
Total (1) ............................  $2,194.7     100.0%   $2,261.4    100.0%
                                        ========     ======   ========    ======

(1) As of December 31, 1997, the market value of the Company's total investments was $2,194.7 million.

The following table indicates the composition of the Company's fixed maturities portfolio at carrying value, excluding short-term investments, by rating as of December 31, 1997, and 1996:

                         (dollar amounts in millions)
                                            1997                   1996
                                            ----                   ----
                                     Carrying               Carrying
Ratings (1)                             Value    Percent       Value   Percent
-----------                             -----    -------       -----   -------
U.S. Treasury securities and AAA.... $1,449.0      75.1%    $1,882.4     88.5%
AA..................................    150.0       7.8%        95.8      4.5%
A...................................    282.2      14.6%       147.9      7.0%
BBB.................................     48.3       2.5%          --        --
                                      -------     ------     -------    ------
Total............................... $1,929.5     100.0%    $2,126.1    100.0%
                                     ========     ======    ========    ======

(1) Ratings as assigned by Standard and Poor's. Such ratings are generally assigned at the issuance of the securities, subject to revision on the basis of ongoing evaluations. Ratings in the table are as of December 31 of the years indicated.

The following table sets forth scheduled maturities for the Company's investments in fixed maturities, excluding short-term investments, based on stated maturity dates as of December 31, 1997. Expected maturities will differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties:

                         (dollar amounts in millions)
                                            Carrying Value          Percent
                                            --------------          -------
1 year or less.............................      $   128.9             6.7%
Over 1 year through 5 years................          633.6            32.8%
Over 5 years through 10 years..............          396.5            20.6%
Over 10 years..............................          648.2            33.6%
Mortgage-backed securities.................          122.3             6.3%
                                                     -----             ----
Total......................................       $1,929.5           100.0%
                                                  ========           ======

The following table reflects the Company's investment results for each year in the three-year period ended December 31, 1997:

                         (dollar amounts in millions)
                                          1997             1996          1995
                                          ----             ----          ----
Average invested assets (1).......... $2,247.7         $2,366.8      $2,395.8
Net investment income (2)............ $  136.7         $  133.9      $  139.4
Net effective yield (3)..............    6.09%            5.66%         5.82%
Net realized investment gains........ $    8.6         $    3.0      $   31.9

(1) Average of beginning and ending amounts of cash and investments for the period at carrying value.
(2)  After investment expenses, excluding net realized investment gains.
(3) Net investment income for the period divided by average invested assets for the same period.

As of December 31, 1997, the duration of the Company's investments was approximately 5.3 years and the duration of its liabilities was approximately
5.1 years.

During 1997, the Company established a securities lending program through which securities are loaned from the Company's portfolio to qualifying third parties, subject to certain limits, via a lending agent for short periods of time. Borrowers of these securities must provide collateral equal to a minimum of 102% of the market value and accrued interest of the loaned securities. Acceptable collateral may be in the form of either cash or securities. Cash received as collateral is invested in short-term investments, and all securities received as collateral are of similar quality to those securities lent by the Company. Additionally, the Company limits securities lending to 40% of statutory admitted assets of its insurance subsidiaries, with a 2% limit on statutory admitted assets to any individual borrower. The Company receives either a fee from the borrower or retains a portion of the income earned on the collateral. Under the terms of the securities lending program, the Company is indemnified against borrower default, with the lending agent responsible to the Company for any deficiency between the cost of replacing a security that was not returned and the amount of collateral held by the Company. In 1997, the Company recognized income from securities lending transactions of approximately $524,000, net of lending fees, which was included in investment income. The Company had approximately $175.0 million of securities on loan as of December 31, 1997.

            Capital Resources
The Company's total assets decreased to $3,057.3 million at December 31, 1997 from $3,117.5 million at December 31, 1996. Total investments decreased $66.6 million to $2,194.7 million at December 31, 1997. The decrease in investments is primarily attributable to the Property and Casualty Group's pay-down of loss reserves from prior accident years as part of the formal commutation program which was initiated in the fourth quarter 1996 and continued into late 1997. All other assets increased $6.4 million in 1997, mainly due to increases in reinsurance recoverables of $74.4 million and cash of $25.0 million. The reinsurance recoverables increase primarily relates to the purchase of Caliber One Indemnity Company during 1997 (see Note 1 to the Consolidated Financial Statements) and the PMA Life Insurance Company transaction (see "The Property and Casualty Group Results of Operations"), which included approximately $32.7 million and $15.4 million, respectively, of ceded loss reserves. The increase in cash relates to investment security purchases which did not settle until January 1, 1998, causing a large cash balance at year-end. The above asset increases were partially offset by a $33.6 million decrease in uncollected premiums primarily related to the reduction in accrued retrospective premiums by the Property and Casualty Group (see "The Property and Casualty Group Results of Operations"), a $31.2 million decrease in deferred income taxes (see below) and a $12.2 million decrease in fixed assets primarily related to the disposal of certain corporate properties during the third quarter of 1997. No material gain or loss was recorded in connection with the disposal of such properties.

The Company's deferred income tax asset decreased to $70.4 million at December 31, 1997 from $101.6 million at December 31, 1996. The $31.2 million decrease from 1996 to 1997 resulted primarily from the $23.5 million charge related to the fair value of Company's investments that is recorded as a component of the deferred tax asset. The net deferred tax asset of $70.4 million reflects management's estimate of the amounts that the Company expects to recover in future years primarily through the utilization of net operating losses and AMT credit carryforwards. Under SFAS No. 109, a valuation allowance should be provided to offset the effects of a deferred tax asset if management believes that it is more likely than not that the benefit of a deferred tax item will not be realized. Management believes that the benefit of its deferred tax asset will be fully realized, and therefore has not provided for a valuation allowance. At December 31, 1997, the Company had approximately $109.6 million of net operating carryforwards (expiring in 2011), approximately $7.5 million of AMT credit carryforwards (which do not expire) and approximately $188,000 of general business credit carryforwards (expiring in 2010 and 2011).

Unpaid losses and loss adjustment expenses decreased $87.9 million to $2,003.2 million at December 31, 1997. This decrease reflects the Property and Casualty Group's pay-down of loss reserves from prior accident years as part of the formal commutation program which was initiated in the fourth quarter 1996 and continued into late 1997, partially offset by loss reserves acquired in connection with the purchase of Caliber One Indemnity Company (see Note 1 to the Consolidated Financial Statements).

Estimating future claims costs is necessarily a complex and judgmental process inasmuch as reserve amounts are based on management's informed estimates and judgments using data currently available. As such, management reviews a variety of information, and uses a number of actuarial methods applied to historical claims data, which often produces a range of possible results. As additional experience and other data are reviewed, these estimates and judgments are revised, at which point reserves may be increased or decreased accordingly. Such increases or decreases are reflected in operating results for the time period in which the adjustments are made. While the estimate for unpaid losses and loss adjustment expenses is subject to many uncertainties, management believes that it has made adequate provision for its claims liabilities. However, if actual losses exceed the amounts recorded in the financial statement, the Company's financial condition and results of operations could be adversely affected.

At December 31, 1997, the Company's loss reserves were stated net of $59.9 million of salvage and subrogation. $50.8 million of salvage and subrogation related to the Property and Casualty Group, $46.0 million of which related to workers' compensation and $4.8 million related to Commercial Lines. The anticipated salvage and subrogation was $9.1 million for PMA Re. Incurred salvage and subrogation (increased) reduced losses and LAE by ($18.5) million, ($0.6) million and $9.5 million in 1997, 1996 and 1995, respectively. The Company's policy with respect to estimating the amounts and realizability of salvage and subrogation is to develop accident year schedules of historic paid salvage and subrogation by line of business, which are then projected to an ultimate basis using actuarial projection techniques. The anticipated salvage and subrogation is the estimated ultimate salvage and subrogation less any amounts received by the Company. The realizability of anticipated salvage and subrogation is reflected in the historical data that is used to complete the projection, as historic paid data implicitly considers realization and collectibility.

The Company actively manages its exposure to catastrophic events. In the underwriting process, the Company generally avoids the accumulation of insurable values in catastrophe prone regions. Also, in writing property reinsurance coverages, PMA Re typically requires per occurrence loss limitations for contracts that could have catastrophe exposure. Through per risk reinsurance, the Company also manages its net retention in each exposure. In addition, PMA Re maintains retrocessional protection of $46.0 million excess of $2.0 million per occurrence, and the Property and Casualty Group maintains catastrophe reinsurance protection of $27.7 million excess of $850,000. As a result, the Company's loss ratios have not been significantly impacted by catastrophes, and management believes that the Company has adequate reinsurance to protect against the estimated probable maximum gross loss from a catastrophic event; however, though management believes it is unlikely, an especially severe catastrophic event could exceed the Company's reinsurance and/or retrocessional protection, and adversely impact the Company's financial position, perhaps materially.

The Company also maintains reinsurance and retrocessional protection for other lines of business at December 31, 1997, as follows:

                                             Retention               Limits
                                             ---------               ------
The Property and Casualty Group:
     Per Occurrence:
          Workers' compensation......  $   1.5 million       $   103.5 million
     Per Risk:
          Property lines.............  $   0.5 million (1)   $    19.5 million
          Auto physical damage.......  $   0.5 million       $     2.0 million
          Other casualty lines.......  $   0.2 million (2)   $     4.8 million

PMA Re:
     Per Occurrence:
          Casualty lines.............  $   2.8 million       $    12.5 million
          Workers' compensation......  $   2.0 million       $    53.0 million
          Property lines.............  $   2.0 million       $    46.0 million
     Per Risk:
          Property lines.............  $   0.8 million       $     4.2 million
          Casualty lines.............  $   1.5 million       $     6.0 million

(1) This coverage also provides protection of $48.5 million per occurrence over its combined net retention of $0.5 million.

(2) This coverage also provides protection of $49.8 million per occurrence over its combined net retention of $0.2 million.

Also, PMA Re maintains aggregate protection up to $22.3 million in excess of $178.0 million for the current accident year. Effective January 1, 1998, PMA Re added a new workers' compensation program which includes coverage of $98.0 million excess of $2.0 million per occurrence, $98.5 million excess of $1.5 million per program per occurrence and $18.5 million excess of $1.5 million per person per occurrence.

The Company performs extensive credit reviews on its reinsurers, focusing on, among other things, financial capacity, stability, trends, and commitment to the reinsurance business. Prospective and existing reinsurers failing to meet the Company's standards are excluded from the Company's reinsurance programs. In addition, the Company requires letters of credit to support balances due from reinsurers not authorized to transact business in the applicable jurisdictions.

At December 31, 1997, the Company had reinsurance recoverables due from the following unaffiliated single reinsurers in excess of 3% of shareholders' equity:

                                                     Gross amount
                                                  due to the Company  A.M. Best
Reinsurer                                           (in thousands)      Rating
---------                                           --------------      ------
United States Fidelity and Guaranty Company.......     $ 74,041           A
Essex Insurance Company...........................     $ 36,807           A
American Re-Insurance Corporation.................     $ 35,411           A+
Kemper Reinsurance Corporation....................     $ 21,853           A
London Life International Reinsurance Corporation.     $ 16,212           A+
Continental Casualty Company......................     $ 15,209           A

The Company maintained funds held to collateralize the above balances in the amount of $66.2 million at December 31, 1997. The Company believes that it would have the right to offset the funds withheld from a reinsurer against the balances due from such reinsurer in the event of insolvency. Funds held under reinsurance treaties decreased $17.3 million in 1997, primarily due to the commutation of a prior underwriting year for one of the reinsurance covers at the Property and Casualty Group as well as one of the retrocessional covers at PMA Re, partially offset by retrocessional activity at PMA Re for the current underwriting year.

Long-term debt remained essentially constant between 1997 and 1996. As noted previously, management refinanced its existing credit agreements on March 14, 1997 under the New Credit Facility, replacing the following debt which was outstanding at that time:

                          (dollar amounts in thousands)
Senior notes 9.60%, due 2001....................   $ 46,428
Senior notes 7.62%, due 2001, Series A..........     71,000
Senior notes 7.62%, due 2000, Series B..........     36,000
Revolving credit agreement, expiring in 1998....     36,000
                                                   --------
Total...........................................   $189,428
                                                   --------

The early extinguishment of the senior note agreements resulted in an extraordinary loss of $4.7 million ($7.3 million pre-tax) which was recorded in the first quarter of 1997. The New Credit Facility bears interest at LIBOR plus 0.70% on the utilized portion, and carries a 0.275% facility fee on the unutilized portion. The margin over LIBOR is adjustable downward based upon future reductions in the Company's debt to capitalization ratio. As of December 31, 1997, the interest rate on the New Credit Facility was 6.61% on the utilized portion. The final expiration of the New Credit Facility will be December 31, 2002, maturing in an installment of $15.5 million in 1999 and annual installments of $62.5 million commencing in 2000 through 2002. Management also entered into an interest rate swap agreement which manages the impact of the potential volatility of the interest rate associated with the floating rates on the New Credit Facility. The interest rate swap covers a notional principal amount of $150.0 million and effectively converts the floating rate on such portion of the New Credit Facility to a fixed 7.24%.

Other liabilities, including taxes, licenses and fees, decreased $9.1 million in 1997 to $81.5 million compared to 1996 primarily due to lower operating expenses at the Property and Casualty Group during 1997.

Consolidated shareholders' equity at December 31, 1997, totaled $478.3 million or $19.96 per share compared to $425.8 million or $17.86 per share at December 31, 1996. As a result of changes in market interest rates, the unrealized appreciation of investments, net of tax, was $18.8 million at December 31, 1997, compared to an unrealized depreciation of investments, net of tax, of $24.9 million at December 31, 1996, resulting in an increase in shareholders' equity of $43.7 million or $1.82 per share. Consolidated shareholders' equity decreased to $425.8 million or $17.86 per share at December 31, 1996, from $609.7 million or $25.53 per share at December 31, 1995. This decrease was due primarily to the net loss of $135.3 million in 1996, a decrease in shareholders' equity of $42.4 million, net of tax, or $1.78 per share, related to unrealized depreciation of investments and dividends declared of $7.9 million.

At December 31, 1997, the Company's capital structure consisted of $203.0 million of long-term debt and $478.3 million of shareholders' equity. The Company utilizes long-term debt in its capital structure to fund internal expansion through capital contributions to subsidiaries, to pursue investment opportunities, and to refinance existing debt. Due to the inherent risks associated with the insurance industry, management strives to maintain a relatively conservative capital structure. Management believes that a certain amount of debt is necessary in order to enhance returns on shareholders' equity; however, the level of debt must be appropriate in terms of the availability of dividends from subsidiaries, operating income, and the overall capital structure. In determining the appropriate level of long-term debt, management focuses on the following statistics: statutory dividends to interest expense, earnings (loss) before interest and taxes to interest expense, pre-tax operating income (loss) before interest to interest expenses, and debt to capitalization ratio. The following table indicates the Company's status with respect to these statistics:

                                                    1997      1996       1995
                                                    ----      ----       ----

Statutory dividends to interest expense (times)...   1.4       3.1        3.8
Earnings (loss) before interest and taxes to
  interest expense (times)........................   2.6     (10.2)       2.9
Pre-tax operating income (loss) before interest
  to interest expense (times).....................   2.0     (10.4)       1.2
Debt to total capitalization (excluding SFAS
  No. 115 adjustment).............................  30.6%     31.2%      25.6%


Presently, management believes that the existing capital structure is appropriate for the Company. However, management continually monitors the capital structure in light of developments in the business, and the present assessment could change as management becomes aware of new opportunities and challenges in the Company's business.

            Year 2000 Issue
The unprecedented advances in computer technology over the past several decades have resulted in dramatic changes in the way companies do business. Most of these developments have been beneficial, but some have proven costly, as businesses have struggled to adapt to various features of the new technological landscape. One such well-publicized problem has arisen out of the worldwide use of the so-called "Year 2000" programming convention, in which two digit numbers were generally used instead of four digit numbers to identify the years used in dates. As a consequence, most computers require relatively costly reprogramming to enable them to correctly perform date operations involving years 2000 or later, a problem anticipated to have substantial repercussions on the business world, since computer operations involving date calculations are pervasive.

With the assistance of outside consulting groups, the Company began evaluating and reprogramming its own computer systems to address the Year 2000 problem in late 1995. Management anticipates that by year-end 1998, it will have substantially completed all necessary programming work so that Year 2000 issues are not likely to result in any material adverse disruptions in the Company's computer systems or its internal business operations. The cost of this work through year-end 1997 has been approximately $3.8 million. The Company estimates that the total remaining cost will be approximately $1.3 million, which will be expensed in 1998.

Many experts now believe that Year 2000 problem may have a material adverse impact on the national and global economy generally. In addition, it seems likely that if businesses are materially damaged as a result of Year 2000 problems, at least some such businesses may attempt to recoup their losses by claiming coverage under various types of insurance policies. Although management has concluded that under a fair reading of the various policies of insurance issued by it no coverage for Year 2000 problems should be considered to exist, it is not possible to predict whether or to what extent any such coverage could ultimately be found to exist by courts in various jurisdictions. Accordingly, important factors which could cause actual results to differ materially from those expressed in the forward looking statements include, but are not limited to, the inability of the Company to accurately estimate the impact of the Year 2000 problem on the insurance issued by or other business operations of the Company.

            Regulation
The National Association of Insurance Commissioners (NAIC) has adopted risk-based capital ("RBC") requirements for property/casualty insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks such as underwriting, asset quality, loss reserve adequacy and other business factors.

Under RBC requirements, regulatory compliance is determined by the ratio of a Company's total adjusted capital, as defined by the NAIC, to its authorized control level, also as defined by the NAIC. Companies below prescribed trigger points in terms of such ratio are classified as follows:

             Company action level                      200%
             Regulatory action level                   150%
             Authorized control level                  100%
             Mandatory control level                    70%

At December 31, 1997, the ratios of the domestic insurance subsidiaries of the Property and Casualty Group ranged from 293% to 324%, PMA Re's ratio was 355% and Caliber One Indemnity Company's ratio was 1,922%.

RBC requirements for property/casualty insurance companies allow a discount for workers' compensation reserves to be included in the adjusted surplus calculation. However, the calculation for RBC requires the phase-out of non-tabular reserve discounts previously taken for workers' compensation reserves. The discount phase-out has increased by 20% in each year since 1994, ultimately phasing out 100% of such discount by December 1998. As a result, this phase-out negatively impacts the RBC ratios of companies which write workers' compensation insurance and discount such reserves on a non-tabular basis relative to companies which write other types of property/casualty insurance. Management believes that it will be able to maintain the Pooled Companies' RBC in excess of regulatory requirements through prudent underwriting and claims handling, investing and capital management. However, no assurances can be given that developments affecting the Property and Casualty Group will not occur, many of which could be outside of management's control, including but not limited to changes in the regulatory environment, economic conditions and competitive conditions in the jurisdictions in which the Property and Casualty Group writes business, which will cause the Pooled Companies' RBC to fall below required levels resulting in a corresponding regulatory response.

In addition, the NAIC has developed a series of twelve ratios (the "IRIS ratios") designed to further assist regulators in assessing the financial condition of insurers. These ratio results are computed annually and reported to the NAIC and the insurer's state of domicile. In 1997, two of the three Pooled Companies reported unusual values in three ratios, and the remaining Pooled Company reported unusual values in two ratios, relating to reserve development, directly as a result of the reserve strengthening that occurred in 1996. In addition, Caliber One Indemnity Company reported an unusual value in one ratio relating to the change in surplus as a result of the $11.3 million capital contribution from PMA Re in 1997 (see Note 1 to the Consolidated Financial Statements for further discussion). In 1996, each of the Pooled Companies reported unusual values in three ratios relating to reserve development and two ratios, all of which related to historical profitability, directly as a result of the reserve strengthening and asset valuations that occurred in 1996. MASCCO reported unusual values in three historical profitability ratios, directly as a result of a large intercompany reinsurance transaction that occurred at year end 1996.

            New Accounting Pronouncements
In June 1996, the Financial Accounting Standards Board ("FASB") issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125, which is effective for transfers and extinguishments occurring after December 31, 1996, provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Property and Casualty Group's domestic insurance subsidiaries currently participate in a transfer arrangement of certain accounts receivable. Such arrangement has been restructured as a result of the adoption of SFAS No. 125. The restructuring of such arrangement did not have a material impact on the Company's financial condition or results of operations.

In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share," which supersedes Accounting Principles Board Opinion No. 15, "Earnings Per Share" and related interpretations. SFAS No. 128, which is effective for financial statements for both interim and annual periods ending after December 15, 1997, requires presentation of earnings per share by all entities that have issued common stock or potential common stock if those securities trade in a public market either on a stock exchange or in the over-the-counter market, including securities quoted only locally or regionally. SFAS No. 128 establishes a new calculation for earnings per share showing both basic and diluted earnings per share. As a result, basic earnings per share was calculated using only weighted average shares outstanding with no dilutive impact from common stock equivalents while diluted earnings per share was calculated similar to the current fully diluted earnings per share calculation. All prior period earnings per share amounts were restated to be consistent with the new requirements.

During 1997, the FASB issued SFAS No. 130, "Comprehensive Income," which establishes standards for the reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses). SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. In addition, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and interim financial reports issued to shareholders. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company will adopt the provisions of these pronouncements in 1998. The adoption of these pronouncements will not have an impact on the Company's financial position and results of operations, but may change the presentation of certain of the Company's financial statements and related notes and data thereto.

            Forward-Looking Statements
This Management's Discussion and Analysis and other statements made throughout this report contain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those expected by the Company. The factors that could cause actual results to vary materially, some of which are described with the forward-looking statements, include, but are not limited to, the following: changes in general economic conditions, including the performance of financial markets and interest rates; regulatory or tax changes, including changes in risk-based capital or other regulatory standards that affect the ability of the Company to conduct its business; competitive or regulatory changes that affect the cost of or demand for the Company's products; the effect of changes in workers' compensation statutes and the administration thereof; the Company's ability to predict and effectively manage claims related to insurance and reinsurance policies; reliance on key management; adequacy of claim liabilities; adequacy and collectibility of reinsurance purchased by the Company; and natural disasters. Investors should not place undue reliance on any such forward-looking statements.

PENNSYLVANIA MANUFACTURERS CORPORATION
CONSOLIDATED BALANCE SHEETS

                                                                                               December 31,      December 31,
(in thousands, except share data)                                                                      1997              1996
------------------------------------------------------------------------------------------------------------------------------
Assets
Investments:
    Fixed maturities available for sale, at fair value (amortized cost:
        1997-$1,900,594; 1996-$2,164,391)                                                       $ 1,929,518       $ 2,126,120
    Equity securities, at fair value (cost:  1997-$5; 1996-$259)                                         13               262
    Short-term investments, at amortized cost which approximates fair value                         265,207           134,971
                                                                                           -----------------------------------
       Total investments                                                                          2,194,738         2,261,353

Cash                                                                                                 32,148             7,176
Investment income due and accrued                                                                    23,818            30,268
Uncollected premiums (net of allowance for uncollectible accounts:
    1997-$18,406; 1996-$18,877)                                                                     252,425           285,982
Reinsurance receivables (net of allowance for
    uncollectible reinsurance:  1997-$2,096; 1996-$3,901)                                           332,406           257,983
Property and equipment (net of accumulated depreciation:
    1997-$42,771; 1996-$41,219)                                                                      38,621            50,861
Deferred income taxes, net                                                                           70,391           101,642
Deferred acquisition costs                                                                           45,288            44,006
Other assets                                                                                         67,423            78,245
                                                                                           -----------------------------------
       Total assets                                                                             $ 3,057,258       $ 3,117,516
                                                                                           ===================================

Liabilities
Unpaid losses and loss adjustment expenses                                                      $ 2,003,187       $ 2,091,072
Unearned premiums                                                                                   211,455           205,982
Long-term debt                                                                                      203,000           204,699
Dividends to policyholders                                                                           10,200            12,524
Funds held under reinsurance treaties                                                                69,545            86,804
Taxes, licenses and fees, and other expenses                                                         49,410            39,226
Other liabilities                                                                                    32,114            51,381
                                                                                           -----------------------------------
       Total liabilities                                                                          2,578,911         2,691,688
                                                                                           ===================================

Commitments and contingencies (Note 13)

Shareholders' Equity
Common stock, $5 par value (40,000,000 shares authorized;
    15,286,263 shares issued and 14,850,789 outstanding - 1997;
    16,095,416 shares issued and 15,670,052 outstanding - 1996)                                      76,431            80,477
Class A common stock, $5 par value (40,000,000 shares authorized;
    9,156,682 shares issued and 9,117,735 outstanding - 1997;
    8,247,804 shares issued and 8,173,023 outstanding - 1996)                                        45,783            41,239
Additional paid-in capital - Class A common stock                                                       339                 -
Retained earnings                                                                                   343,368           336,921
Unrealized gain (loss) on investments (net of deferred income taxes:
    1997-$(10,126); 1996-$13,394)                                                                    18,806           (24,874)
Notes receivable from officers                                                                         (198)           (1,162)
Treasury stock, at cost:
    Common stock (1997-435,474 shares; 1996-425,364 shares)                                          (5,572)           (5,408)
    Class A common stock (1997-38,947 shares; 1996-74,781 shares)                                      (610)           (1,365)
                                                                                           -----------------------------------
       Total shareholders' equity                                                                   478,347           425,828
                                                                                           -----------------------------------
       Total liabilities and shareholders' equity                                               $ 3,057,258       $ 3,117,516
                                                                                           ===================================


See accompanying notes to the consolidated financial statements.

PENNSYLVANIA MANUFACTURERS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                                     for the years ended December 31,
(in thousands, except per share data)                                                1997           1996          1995
-----------------------------------------------------------------------------------------------------------------------
Revenues:
    Net premiums written                                                        $ 418,282      $ 443,475     $ 489,876
    Change in net unearned premiums                                                (5,331)       (12,400)         (924)
    Change in accrued retrospective premiums                                      (37,000)       (10,500)       (4,000)
                                                                            -------------------------------------------
       Net premiums earned                                                        375,951        420,575       484,952
    Net investment income                                                         136,698        133,936       139,355
    Net realized investment gains                                                   8,598          2,984        31,923
    Service revenues                                                               10,311          9,189         5,106
                                                                            -------------------------------------------
       Total revenues                                                             531,558        566,684       661,336
                                                                            -------------------------------------------

Losses and Expenses:
    Losses and loss adjustment expenses (includes $(35,000) effect of the change in discount rate on the Property and Casualty Group's
     workers' compensation unpaid losses from 4% to 5% in 1995)                   307,281        536,623       422,578
    Amortization of deferred acquisition costs                                     93,501         90,292        87,207
    Operating expenses                                                             75,139         97,856        81,161
    Dividends to policyholders                                                     14,716         16,255        16,743
    Interest expense                                                               15,768         17,052        18,734
                                                                            -------------------------------------------
       Total losses and expenses                                                  506,405        758,078       626,423
                                                                            -------------------------------------------


       Income (loss) before income taxes and extraordinary item                    25,153       (191,394)       34,913
                                                                            -------------------------------------------

Provision (benefit) for income taxes:
    Current                                                                        (4,506)       (44,572)       (4,570)
    Deferred                                                                        9,906        (11,488)       15,353
                                                                            -------------------------------------------
       Total                                                                        5,400        (56,060)       10,783
                                                                            -------------------------------------------

       Income (loss) before extraordinary item                                     19,753       (135,334)       24,130

Extraordinary loss from early extinguishment
       of debt (net of income tax benefit of $2,549)                               (4,734)             -             -
                                                                            -------------------------------------------

       Net income (loss)                                                        $  15,019      $(135,334)    $  24,130
                                                                            -------------------------------------------

Earnings (loss) per common and equivalent share Basic:
       Earnings (loss) before extraordinary item                                $    0.83      $   (5.68)    $    1.01
       Extraordinary item                                                           (0.20)             -             -
                                                                            -------------------------------------------
    Net earnings (loss)                                                         $    0.63      $   (5.68)    $    1.01
                                                                            -------------------------------------------

    Diluted:
       Earnings (loss) before extraordinary item                                $    0.80      $   (5.68)    $    0.97
       Extraordinary item                                                           (0.19)             -             -
                                                                            -------------------------------------------
    Net earnings (loss)                                                         $    0.61      $   (5.68)    $    0.97
                                                                            -------------------------------------------



See accompanying notes to the consolidated financial statements.

PENNSYLVANIA MANUFACTURERS CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                                                    Additional
                                                                        Common Stock       Class A Common Stock   paid-in capital
                                                                   ---------------------------------------------     Class A
(in thousands, except share and per share data)                       Shares    Amounts     Shares      Amounts    Common Stock
----------------------------------------------------------------------------------------------------------------------------------
 Balance-January 1, 1995                                            17,606,850  $ 88,034   6,736,370    $ 33,682     $   -
       Net income
       Common stock dividends declared ($.32 per share)
       Class A common stock dividends declared ($.36 per share)
       Conversion of common stock into Class A common stock           (562,270)   (2,811)    562,270       2,811
       Unrealized gain on investments available for sale (net of
           tax effect of $(36,063))
       Repayment of notes
       Purchase of treasury shares, net
       Effect of other treasury stock transactions
----------------------------------------------------------------------------------------------------------------------------------
 Balance-December 31, 1995                                          17,044,580    85,223   7,298,640      36,493         -
       Net loss
       Common stock dividends declared ($.32 per share)
       Class A common stock dividends declared ($.36 per share)
       Conversion of common stock into Class A common stock           (949,164)   (4,746)    949,164       4,746
       Unrealized loss on investments available for sale (net of
            tax effect of $22,823)
       Repayment of notes
       Purchase of treasury shares, net
----------------------------------------------------------------------------------------------------------------------------------
 Balance-December 31, 1996                                          16,095,416    80,477   8,247,804      41,239         -
       Net income
       Common stock dividends declared ($.32 per share)
       Class A common stock dividends declared ($.36 per share)
       Conversion of common stock into Class A common stock           (809,153)   (4,046)    809,153       4,046
       Class A common stock issued under stock option plans
           and other issuances of Class A common stock                                        99,725         498       339
       Unrealized gain on investments available for sale (net of
            tax effect of $(23,520))
       Repayment of notes
       (Purchase) reissuance of treasury shares, net
----------------------------------------------------------------------------------------------------------------------------------
 Balance-December 31, 1997                                          15,286,263  $ 76,431   9,156,682    $ 45,783     $ 339
==================================================================================================================================

See accompanying notes to the consolidated financial statements.


                                                                                               Unrealized
                                                                              Retained       gain (loss) on  Notes receivable
(in thousands, except share and per share data)                               earnings         investments    from officers
-----------------------------------------------------------------------------------------------------------------------------
 Balance-January 1, 1995                                                      $ 463,952         $ (49,465)         $ (4,374)
       Net income                                                                24,130
       Common stock dividends declared ($.32 per share)                          (5,396)
       Class A common stock dividends declared ($.36 per share)                  (2,505)
       Conversion of common stock into Class A common stock
       Unrealized gain on investments available for sale (net of
           tax effect of $(36,063))                                                                66,976
       Repayment of notes                                                                                               478
       Purchase of treasury shares, net
       Effect of other treasury stock transactions
-----------------------------------------------------------------------------------------------------------------------------
 Balance-December 31, 1995                                                      480,181            17,511            (3,896)
       Net loss                                                                (135,334)
       Common stock dividends declared ($.32 per share)                          (5,138)
       Class A common stock dividends declared ($.36 per share)                  (2,788)
       Conversion of common stock into Class A common stock
       Unrealized loss on investments available for sale (net of
            tax effect of $22,823)                                                                (42,385)
       Repayment of notes                                                                                             2,734
       Purchase of treasury shares, net
-----------------------------------------------------------------------------------------------------------------------------
 Balance-December 31, 1996                                                      336,921           (24,874)           (1,162)
       Net income                                                                15,019
       Common stock dividends declared ($.32 per share)                          (4,842)
       Class A common stock dividends declared ($.36 per share)                  (3,147)
       Conversion of common stock into Class A common stock
       Class A common stock issued under stock option plans and other issuances of Class A common stock
       Unrealized gain on investments available for sale (net of
            tax effect of $(23,520))                                                               43,680
       Repayment of notes                                                                                               964
       (Purchase) reissuance of treasury shares, net                               (583)
-----------------------------------------------------------------------------------------------------------------------------
 Balance-December 31, 1997                                                    $ 343,368          $ 18,806            $ (198)
=============================================================================================================================
                                                                                  Treasury stock, at cost
                                                                      ----------------------------------------------
                                                                           Common Stock      Class A Common Stock
                                                                      ----------------------------------------------
(in thousands, except share and per share data)                        Shares     Amounts     Shares       Amounts         Total
----------------------------------------------------------------------------------------------------------------------------------
 Balance-January 1, 1995                                               388,514   $ (4,706)    200,498     $ (2,261)     $ 524,862
       Net income                                                                                                          24,130
       Common stock dividends declared ($.32 per share)                                                                    (5,396)
       Class A common stock dividends declared ($.36 per share)                                                            (2,505)
       Conversion of common stock into Class A common stock                                                                     -
       Unrealized gain on investments available for sale (net of
           tax effect of $(36,063))                                                                                        66,976
       Repayment of notes                                                                                                     478
       Purchase of treasury shares, net                                  4,050        (63)    150,442       (2,355)        (2,418)
       Effect of other treasury stock transactions                                           (277,532)       3,541          3,541
----------------------------------------------------------------------------------------------------------------------------------
 Balance-December 31, 1995                                             392,564     (4,769)     73,408       (1,075)       609,668
       Net loss                                                                                                          (135,334)
       Common stock dividends declared ($.32 per share)                                                                    (5,138)
       Class A common stock dividends declared ($.36 per share)                                                            (2,788)
       Conversion of common stock into Class A common stock                                                                     -
       Unrealized loss on investments available for sale (net of
            tax effect of $22,823)                                                                                        (42,385)
       Repayment of notes                                                                                                   2,734
       Purchase of treasury shares, net                                 32,800       (639)      1,373         (290)          (929)
----------------------------------------------------------------------------------------------------------------------------------
 Balance-December 31, 1996                                             425,364     (5,408)     74,781       (1,365)       425,828
       Net income                                                                                                          15,019
       Common stock dividends declared ($.32 per share)                                                                    (4,842)
       Class A common stock dividends declared ($.36 per share)                                                            (3,147)
       Conversion of common stock into Class A common stock                                                                     -
       Class A common stock issued under stock option plans
           and other issuances of Class A common stock                                                                        837
       Unrealized gain on investments available for sale (net of
            tax effect of $(23,520))                                                                                       43,680
       Repayment of notes                                                                                                     964
       (Purchase) reissuance of treasury shares, net                    10,110       (164)    (35,834)         755              8
----------------------------------------------------------------------------------------------------------------------------------
 Balance-December 31, 1997                                             435,474   $ (5,572)     38,947       $ (610)     $ 478,347
==================================================================================================================================

PENNSYLVANIA MANUFACTURERS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                           for the years ended December 31,
 (in thousands)                                                                         1997             1996            1995
------------------------------------------------------------------------------------------------------------------------------
 Cash flows from operating activities:
      Net income (loss)                                                          $    15,019       $ (135,334)    $    24,130
      Adjustments to reconcile net income (loss) to net cash flows
            (used) provided by operating activities:
           Depreciation                                                                8,672           12,511           7,652
           Amortization                                                                4,054            7,243              35
           Provision (benefit) for deferred income taxes                               9,906          (11,488)         15,353
           Extraordinary loss from early extinguishment of debt                       (4,734)               -               -
           Net realized investment gains                                              (8,598)          (2,984)        (31,923)
           Change in uncollected premiums and unearned premiums, net                  39,030           17,983          22,381
           Change in dividends to policyholders                                       (2,324)            (632)            910
           Change in unpaid losses and loss adjustment expenses                      (87,885)          21,086         (33,728)
           Change in investment income due and accrued                                 6,577            5,188           4,961
           Change in deferred acquisition costs                                       (1,282)          (6,105)         (5,665)
           Other, net                                                                (85,795)         (23,413)         11,807
                                                                            --------------------------------------------------
 Net cash flows (used) provided by operating activities                             (107,360)        (115,945)         15,913
                                                                            --------------------------------------------------

 Cash flows from investing activities:
      Fixed maturity investments held to maturity:
           Maturities or calls                                                             -                -           3,809
      Fixed maturity investments available for sale:
           Purchases                                                              (1,963,492)      (1,227,173)     (2,147,600)
           Maturities or calls                                                       168,304           52,280          75,861
           Sales                                                                   2,072,842        1,210,114       2,085,864
      Equity securities:
           Purchases                                                                       -           (5,196)        (18,104)
           Sales                                                                         254           16,984          28,793
      Net (purchases) sales of short-term investments                               (130,391)          78,935         (35,445)
      Sale of corporate properties                                                     7,145                -               -
      Net purchases of property and equipment                                         (3,577)          (6,723)         (6,017)
      Purchase of Caliber One Indemnity Company                                      (15,990)               -               -
      Cash acquired in purchase of Caliber One Indemnity Company                       4,509                -               -
                                                                            --------------------------------------------------
 Net cash flows provided (used) by investing activities                              139,604          119,221         (12,839)
                                                                            --------------------------------------------------

 Cash flows from financing activities:
      Proceeds from long-term debt                                                   210,000           26,000         125,000
      Repayments of long-term debt                                                  (211,699)         (25,149)       (125,127)
      Dividends paid to shareholders                                                  (7,965)          (7,926)         (7,885)
      Proceeds from exercised stock options and issuance of Class A
           common stock                                                                  837                -               -
      Treasury stock transactions, net                                                   591             (929)            480
      Repayments of notes receivable from officers                                       964            2,734             478
                                                                            --------------------------------------------------
 Net cash flows used by financing activities                                          (7,272)          (5,270)         (7,054)
                                                                            --------------------------------------------------

 Net increase (decrease) in cash                                                      24,972           (1,994)         (3,980)
 Cash January 1                                                                        7,176            9,170          13,150
                                                                            --------------------------------------------------
 Cash December 31                                                                $    32,148       $    7,176     $     9,170
                                                                            --------------------------------------------------

 Supplementary cash flow information:
      Amounts (received) paid for income taxes                                   $   (19,112)      $    5,525     $      (951)
      Amounts paid for interest                                                  $    19,776       $   16,622     $    15,062
      Fair value of securities transferred from held to maturity
           classification to available for sale classification                   $         -       $        -     $ 1,238,077

 See accompanying notes to the consolidated financial statements.

                  Notes to Consolidated Financial Statements
        (Dollar amounts in thousands, except share and per share data)

1.  Summary of Significant Accounting Policies

The accompanying consolidated financial statements include the accounts of Pennsylvania Manufacturers Corporation (PMC) and its wholly and majority owned subsidiaries (the Company). PMC is an insurance holding company that sells property and casualty reinsurance and insurance through its insurance subsidiaries. PMC's insurance subsidiaries are domiciled in Pennsylvania, except for its newly established excess and surplus lines writer, discussed below, which is domiciled in Delaware, and certain foreign subsidiaries.

Reinsurance -- PMC's reinsurance subsidiary, PMA Reinsurance Corporation (PMA
Re), emphasizes risk-exposed, excess of loss reinsurance and operates in the brokered market. PMA Re's business is predominantly in casualty lines of reinsurance.

Workers' Compensation and Primary Standard Insurance -- PMC's property and casualty insurance subsidiaries (the Property and Casualty Group) write workers' compensation and other standard lines of commercial insurance primarily in the Mid-Atlantic and Southern regions of the U.S.

Specialty Property and Casualty -- During 1997, the Company established a separate specialty insurance operation focusing on excess and surplus lines, Caliber One Management Company (Caliber One). In December 1997, PMA Re acquired 100% of the outstanding common stock of Caliber One Indemnity Company (formerly known as Lincoln Insurance Company) for approximately $16,000 and made a capital contribution of approximately $11,300 to Caliber One Indemnity Company. All of Caliber One Indemnity Company's acquired loss reserves were reinsured by an affiliate of Caliber One Indemnity Company's former parent in conjunction with the purchase. The reinsurance obtained in conjunction with the purchase covers adverse development and uncollectible reinsurance in an amount equal to the stated amount of the reserves acquired, plus an additional $68,500. Management believes that the reinsurance obtained as part of the purchase will be adequate to cover any future reserve development or uncollectible insurance on the acquired reserves. PMA Re intends to maintain Caliber One Indemnity Company's surplus at not less than $25,000, the minimum capital and surplus required for many states in order to be an eligible surplus lines carrier. Management anticipates that Caliber One will primarily write multi-line business consisting of primary and excess commercial general liability, professional liability, excess automobile and certain property exposures. Because Caliber One's results were not significant in 1997, Caliber One's financial information has been included within the Corporate and Other segment, including pre-opening costs of approximately $900, which have been expensed as incurred.

The Company's significant accounting policies and practices are as follows:

A. Basis of Presentation -- The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP). All significant intercompany accounts and transactions have been eliminated in consolidation. The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the amounts reported in its consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

These consolidated financial statements vary in certain respects from statutory accounting practices prescribed or permitted by the Pennsylvania Insurance Department and the Delaware Insurance Department, (collectively SAP).
Prescribed SAP includes state laws, regulations and general administrative rules, as well as a variety of NAIC publications. Permitted SAP encompasses all accounting practices that are not prescribed. The NAIC has a project to codify SAP, the result of which is expected to constitute the only source of prescribed SAP. The project, when completed, will change the definitions of what comprises prescribed versus permitted SAP and may result in changes to the accounting policies that insurance companies use to prepare SAP financial statements. See Note 18 for additional SAP information and a reconciliation of SAP net income and surplus to GAAP net income and shareholders' equity.

B. Investments -- Fixed maturity investments include U.S. Treasury securities and obligations of U.S. Government agencies, obligations of states and political subdivisions, where applicable, corporate debt securities and mortgage-backed securities. Under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," fixed maturities which the Company may hold for an indefinite period of time are classified as available-for-sale and, accordingly, are carried at fair value with changes in fair value, net of income tax effects, reflected in shareholders' equity. Fixed maturities which the Company has the positive intent and ability to hold to maturity are carried at amortized cost. In 1995, the Company re-evaluated the classifications of its fixed maturity investments. As a result, effective June 30, 1995, the Company reclassified its entire held-to-maturity portfolio, which had an amortized cost of $1,241,774, to the available-for-sale designation in order to match more closely the Company's investment strategy. This reclassification resulted in a $1,238,077 increase in available-for-sale securities and a $2,403 unrealized loss (net of deferred taxes), with no impact on net income. As of December 31, 1997, the Company's entire fixed income portfolio remains designated as available for sale.

Equity securities for all periods are stated at fair value with changes in fair value, net of income tax effects, reflected in shareholders' equity.

Realized gains and losses, determined by specific identification, are reflected in income in the period in which the sale transaction occurs.

C. Premiums -- Premiums, including estimates of additional premiums resulting from audits of insureds' records, are earned principally on a pro rata basis over the terms of the policies. Premiums applicable to the unexpired terms of policies in-force are reported as unearned premiums. Estimated premiums receivable on retrospectively rated policies are reported as a component of uncollected premiums (See Note 1-P).

The Company follows Emerging Issues Task Force Consensus Position No. 93-6, "Accounting for Multiple Year Retrospectively Rated Contracts by Ceding and Assuming Enterprises" (EITF 93-6). EITF 93-6 requires that the Company reflect adjustments to future premiums, as the result of past experience under multiple year reinsurance contracts, in earnings currently. The impact of EITF 93-6 has been immaterial.

D. Unpaid Losses and Loss Adjustment Expenses -- Unpaid losses and loss adjustment expenses are stated net of estimated salvage and subrogation and are determined using claims adjusters' evaluations, estimates of losses and loss adjustment expenses on known claims, and estimates of losses and loss adjustment expenses incurred but not reported (IBNR). IBNR reserves are calculated utilizing various actuarial methods. Unpaid losses on certain workers' compensation claims are discounted to present value using the Company's payment experience and SAP mortality and interest assumptions (See Note 3). The methods of making such estimates and establishing the resulting reserves are continually reviewed and updated and any adjustments resulting therefrom are reflected in earnings currently.

E. Deferred Acquisition Costs -- The costs of acquiring new and renewal business are deferred and amortized over the period during which the related premiums are earned. Such costs include direct acquisition costs, including commissions, brokerage, and premium taxes as well as other policy issuance costs and underwriting expenses that directly relate to and vary with the production of business. The Company determines whether deferred acquisition costs are recoverable considering future losses and loss adjustment expenses, maintenance costs, and anticipated investment income. To the extent that deferred acquisition costs are not recoverable, the deficiency is charged to income currently.

F. Dividends to Policyholders -- The Property and Casualty Group issues certain workers' compensation insurance policies with dividend payment features. These policyholders share in the operating results in the form of dividends declared at the discretion of the Company's board of directors. Dividends to policyholders are accrued during the period in which the related premiums are earned and are determined based on the terms of the individual policies.

G. Income Taxes -- The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 is an asset and liability approach, whereby deferred tax assets and liabilities are recorded to the extent of the tax effect of differences between the financial statement carrying values and tax bases of assets and liabilities. A valuation allowance is recorded for deferred tax assets where it appears more likely than not that the Company will not be able to recover the deferred tax asset. In addition, PMC and a majority of its subsidiaries have a written tax-sharing agreement which allocates to each entity subject to the agreement its Federal income taxes on a separate return basis. The benefit of any net operating losses is retained by PMC.

H. Property and Equipment -- Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated on the straight-line method utilizing useful lives ranging from 3 to 40 years. During 1996, the Property and Casualty Group changed the depreciable lives for its mainframe computer equipment from five years to three years. The effect of this adjustment was to increase 1996 depreciation expense by approximately $4,800.

I. Per Share Information -- In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share", which supersedes Accounting Principles Board Opinion No. 15, "Earnings Per Share," and Related Interpretations, and which the Company adopted during 1997. In accordance with SFAS No. 128, all prior period data presented has been restated to conform with the provisions of this statement. SFAS No. 128 replaces the presentation of primary earnings per share with a presentation of basic earnings per share and requires the presentation of both basic and diluted earnings per share on the face of the income statement. SFAS No. 128 also requires a reconciliation of the numerators and denominators used in the basic earnings per share calculation to the numerators and denominators used in the diluted earnings per share calculation. Such reconciliation is provided in Note 16.

Basic earnings per share: For years 1997, 1996 and 1995, basic earnings per share was based upon the weighted average number of common and Class A common shares outstanding for the period.

Diluted earnings per share: For years 1997 and 1995, diluted earnings per share was based upon the weighted average number of common and Class A common shares outstanding during the year and the assumed exercise price of dilutive stock options, less the number of treasury shares assumed to be purchased from the proceeds using the average market price of the Company's Class A common stock. In 1996, diluted earnings per share was based upon the weighted average common and Class A common shares outstanding during the year; the assumed exercise price of stock options using the average market price of the Company's Class A common stock was not taken into consideration as these stock options would have had an anti-dilutive effect on the net loss per share (See Note 16).

J. Stock-Based Compensation -- The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's Class A common stock at the date of the grants over the amount an employee must pay to acquire the Class A common stock.

K. Computer Software Costs Related to the Year 2000 -- In 1996, the Company adopted Emerging Issues Task Force Consensus Position No. 96-14, "Accounting for the Costs Associated with Modifying Computer Software for the Year 2000" (EITF 96-14). EITF 96-14 states that external and internal costs specifically associated with modifying internal-use software for the Year 2000 should be charged to expense as incurred. In accordance with EITF 96-14, the Company charged approximately $2,000 and $1,800 to operating expenses during the years ended December 31, 1997 and 1996, respectively, for costs associated with modifying internal-use software.

L. Service Revenues -- Service revenues are earned over the term of the related contracts in proportion to the actual services rendered.

M. Reclassifications -- Certain prior year amounts have been reclassified to conform to the current year presentation. Additionally, in 1995, the Company elected to change its method of reporting cash flows from the direct method to the indirect method.

N. Recently Issued Accounting Standards -- In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125, which is effective for transfers and extinguishments occurring after December 31, 1996, provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Property and Casualty Group's domestic insurance subsidiaries participated in a transfer arrangement of certain accounts receivable. This arrangement has been terminated as a result of SFAS No. 125. The termination did not have a material impact on the Company's financial condition or results of operations.

During 1997, the FASB issued SFAS No. 130, "Comprehensive Income," which establishes standards for the reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses). SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. In addition, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and interim financial reports issued to shareholders. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company will adopt the provisions of these pronouncements in 1998. The adoption of these pronouncements will not have an impact on the Company's financial position and results of operations, but may change the presentation of certain of the Company's financial statements and related notes and data thereto.

O. Long-Lived Assets -- It is management's policy to review long-lived assets, such as the Company's properties, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such changes in circumstances include such things as significant decline in market value or change in use of the asset. Periodically, management reviews appraisals and/or cash flow projections from properties and other long-lived assets and compares such amounts to the carrying values to determine whether or not there has been an impairment. If such an impairment exists, it is management's policy to write down the carrying value of the asset to fair value less costs to carry and dispose of the asset, where applicable.

P. Accrued Retrospective Premiums -- Accrued retrospective premiums, which are a component of uncollected premiums, are based upon actuarial estimates of expected ultimate losses and resulting estimated premium adjustments relating to retrospectively rated policies. The change in accrued retrospective premiums is a component of net premiums earned. The estimated ultimate premium adjustments under retrospectively rated policies are recorded in the initial accident year based upon estimated loss experience on the underlying policies and adjusted in subsequent periods in conjunction with revisions of the estimated underlying losses on such policies. In addition, accrued retrospective premiums are increased (decreased) based upon retrospective policy adjustments paid (billed); such adjustments actually billed or paid do not impact premium revenues as the Company records an offsetting amount through net premiums written.

The following sets forth the components of the change in accrued retrospective premiums for each of the past three years:

                                                                   For the years ended December 31,
                                                          1997                   1996                    1995
                                                          ----                   ----                    ----
Estimated retrospective policy
  adjustments related to current
  accident year..........................               $(12,460)              $(18,767)              $(12,941)
Revision of estimate of retrospective
  policy adjustments related to
  prior accident years...................                (44,719)                (9,888)                (4,845)
Retrospective policy adjustments paid....                 20,179                 23,155                 13,786
Uncollectible write-off..................                     --                 (5,000)                    --
                                                        --------               --------                -------
Total....................................               $(37,000)              $(10,500)               $(4,000)
                                                        ========               ========                =======

In 1997, 1996 and 1995, the Property and Casualty Group reduced accrued retrospective premiums by $37,000, $10,500 and $4,000, respectively. The primary reason for the additional reduction in 1997 relative to 1996 was a $44,719 revision of estimate of accrued retrospective premiums, primarily due to the favorable development of claims liabilities for more recent accident years ($35,719) and the commutation of claims for accident years 1991 and prior in 1997 ($9,000). The reduction for policy years 1991 and prior primarily relates to the commutation program for such years initiated in late 1996. In July 1997, the Property and Casualty Group completed a formal program where it commuted a large number of claims associated with workers' compensation claims from accident years 1991 and prior, including loss reserves associated with retrospective policies (See Note 3). The commutation program resulted in current payments to claimants which were less than the carried reserves. As a result of the differences between the current commutation payments to claimants and carried reserves on such claims, management reduced its estimate of amounts recoverable under retrospectively rated policies and also recognized a reduction in losses and LAE associated with such policies. The reduction related to 1992 through 1996 policy years was primarily related to a corresponding amount of favorable development on underlying loss reserves for such years (See Note 3). The effects of the commutations on these prior loss reserves, as well as the intent of the Property and Casualty Group to continue utilizing early intervention techniques such as commutations on claims from more recent accident years, have led to a re-estimation of policy liabilities for these more recent accident years, and a re-estimation of amounts due under retrospectively rated policies for these more recent accident years.

Management believes that it has made a reasonable estimate of the Company's accrued retrospective premiums. While the eventual ultimate receivable may differ from the current estimates, management does not believe that the difference will have a material effect, either adversely or favorably, on the Company's financial position or results of operations.

2.  Investments

The Company's investment portfolio is well diversified and contains no significant concentrations in any specific industry, business segment, or individual issuer. The Company principally invests in U.S. Treasury securities and obligations of U.S. Government agencies, high-quality obligations of states and political subdivisions and corporations, and mortgage backed securities. Equity securities consist entirely of common stocks of financial institutions, public utilities, and industrial and service entities.

The amortized cost and fair value of the Company's investment portfolio are as follows:

                                                                           Gross          Gross
                                                        Amortized     Unrealized     Unrealized           Fair
                                                             Cost          Gains         Losses          Value
                                                             ----          -----         ------          -----
December 31, 1997
Fixed maturities available for sale:
  U.S. Treasury securities and obligations of
   U.S. Government agencies.......................     $1,105,689        $17,267        $ 3,390     $1,119,566
  Corporate debt securities.......................        675,218         12,845            392        687,671
  Mortgage backed securities......................        119,687          2,657             63        122,281
                                                       ----------        -------        -------     ----------
Total fixed maturities available for sale.........      1,900,594         32,769          3,845      1,929,518
Equity securities.................................              5              8             --             13
Short-term investments............................        265,207             --             --        265,207
                                                       ----------        -------        -------     ----------
Total investments.................................     $2,165,806        $32,777        $ 3,845     $2,194,738
                                                       ==========        =======        =======     ==========

DECEMBER 31, 1996
Fixed maturities available for sale:
  U.S. Treasury securities and obligations of
   U.S. Government agencies.......................     $1,640,881        $ 4,045        $42,182     $1,602,744
  Obligations of states and political subdivisions         77,562            194          1,229         76,527
  Corporate debt securities.......................        372,620          3,203          2,977        372,846
  Mortgage backed securities......................         73,328            728             53         74,003
                                                       ----------        -------        -------     ----------
Total fixed maturities available for sale.........      2,164,391          8,170         46,441      2,126,120
Equity securities.................................            259              3             --            262
Short-term investments............................        134,971             --             --        134,971
                                                       ----------        -------        -------     ----------
Total investments.................................     $2,299,621        $ 8,173        $46,441     $2,261,353
                                                       ==========        =======        =======     ==========

The amortized cost and estimated fair value of fixed maturities at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                    Amortized                           Fair
                                                                         Cost                          Value
                                                                         ----                          -----

1998..........................................                     $  129,047                     $  128,919
1999-2002.....................................                        634,888                        633,643
2003-2007.....................................                        394,704                        396,459
2008 and thereafter...........................                        622,268                        648,216
Mortgage backed securities....................                        119,687                        122,281
                                                                   ----------                     ----------
                                                                   $1,900,594                     $1,929,518
                                                                   ==========                     ==========

Net investment income consists of the following:

                                                                    For the years ended December 31,
                                                           1997                  1996                  1995
                                                           ----                  ----                  ----
Fixed maturities.........................              $128,400              $131,530              $129,883
Equity securities........................                    --                   148                   503
Short-term investments...................                 7,282                 7,711                11,764
Other....................................                 4,422                 3,251                 4,303
                                                       --------              --------              --------
  Total investment income................               140,104               142,640               146,453
Investment expenses......................                 3,406                 8,704                 7,098
                                                       --------              --------              --------
  Net investment income..................              $136,698              $133,936              $139,355
                                                       ========              ========              ========

Net realized investment gains consist of the following:

                                                                       For the years ended December 31,
                                                             1997                  1996                  1995
                                                             ----                  ----                  ----
Realized gains:
  Fixed maturities.........................               $20,899               $12,762               $37,900
  Equity securities........................                    --                 4,351                 3,117
  Other....................................                    --                     4                    --
                                                          -------               -------               -------
                                                           20,899                17,117                41,017
                                                          -------               -------               -------
Realized losses:
  Fixed maturities.........................                12,203                12,861                 5,956
  Equity securities........................                    --                   436                 2,200
  Other....................................                    98                   836                   938
                                                          -------               -------               -------
                                                           12,301                14,133                 9,094
                                                          -------               -------               -------
Total net realized investment gains........               $ 8,598               $ 2,984               $31,923
                                                          =======               =======               =======

On December 31, 1997, the Company had securities with a total amortized cost and fair value of $30,925 and $31,105, respectively, on deposit with various governmental authorities, as required by law. In addition, at December 31, 1997, securities with a total amortized cost and fair value of $11,603 and $11,547, respectively, were pledged as collateral for letters of credit issued on behalf of the Company.

Change in unrealized appreciation (depreciation) of investments consists of the following:

                                                                      For the years ended December 31,
                                                             1997                  1996                   1995
                                                             ----                  ----                   ----
Fixed maturities available for sale........               $67,195              $(62,457)              $ 99,874
Equity securities..........................                     5                (2,751)                 3,165
                                                          -------              --------               --------
Change in unrealized appreciation
       (depreciation) of investments.......               $67,200              $(65,208)              $103,039
                                                          =======              ========               ========

During 1997, the Company established a securities lending program through which securities are loaned from the Company's portfolio to qualifying third parties, subject to certain limits, via a lending agent for short periods of time. Borrowers of these securities must provide collateral equal to a minimum of 102% of the market value and accrued interest of the loaned securities. Acceptable collateral may be in the form of either cash or securities. Cash received as collateral is invested in short-term investments, and all securities received as collateral are of similar quality to those securities lent by the Company. Additionally, the Company limits securities lending to 40% of statutory admitted assets of its insurance subsidiaries, with a 2% limit on statutory admitted assets to any individual borrower. The Company receives either a fee from the borrower or retains a portion of the income earned on the collateral. Under the terms of the securities lending program, the Company is indemnified against borrower default, with the lending agent responsible to the Company for any deficiency between the cost of replacing a security that was not returned and the amount of collateral held by the Company. In 1997, the Company recognized income from securities lending transactions of $524, net of lending fees, which was included in investment income. The Company had approximately $175,000 of securities on loan as of December 31, 1997.

3.  Unpaid Losses and Loss Adjustment Expenses

Activity in the liability for unpaid losses and loss adjustment expenses (LAE) is summarized as follows:

                                                                             For the years ended December 31,
                                                                         1997             1996             1995
                                                                         ----             ----             ----
Balance at January 1.........................................      $2,091,072       $2,069,986       $2,103,714
Less: reinsurance recoverable on unpaid losses and LAE.......         256,576          261,492          247,856
                                                                   ----------       ----------       ----------
Net balance at January 1.....................................       1,834,496        1,808,494        1,855,858
                                                                   ----------       ----------       ----------
Losses and LAE incurred, net:
  Current year...............................................         341,880          323,069          357,787
  Prior years................................................         (86,006)         156,074           51,491
  Accretion of discount (includes ($35,000) effect of the
   change in the discount rate for the Property and Casualty
   Group's workers' compensation unpaid losses from 4% to 5%
   in 1995)..................................................          51,407           57,480           13,300
                                                                   ----------       ----------       ----------
Total losses and LAE incurred, net...........................         307,281          536,623          422,578
                                                                   ----------       ----------       ----------
Losses and LAE paid, net:
  Current year...............................................         (72,399)         (72,194)         (71,126)
  Prior years................................................        (398,475)        (438,427)        (398,816)
                                                                   ----------       ----------       ----------
Total losses and LAE paid, net...............................        (470,874)        (510,621)       ( 469,942)
                                                                   ----------       ----------       ----------
Net balance at December 31...................................       1,670,903        1,834,496        1,808,494
Reinsurance recoverable on unpaid losses and LAE.............         332,284          256,576          261,492
                                                                   ----------       ----------       ----------
Balance at December 31.......................................      $2,003,187       $2,091,072       $2,069,986
                                                                   ==========       ==========       ==========

The Company's results of operations included a decrease in estimated incurred losses and LAE related to prior accident years of $86,006 in 1997, and an increase of $156,074 and $51,491 in 1996 and 1995, respectively.

During 1997, PMA Re recorded favorable reserve development on prior accident years of approximately $32,100. PMA Re has consistently recorded favorable reserve development on prior accident years for the past several years. The remaining decrease in estimated losses and LAE on prior accident years during calendar year 1997 can be attributed primarily to the following: the cession of prior year reserves by PMA Life Insurance Company to a third party reinsurer of approximately $14,800 (See Note 5); favorable reserve development at the Property and Casualty Group in conjunction with the formal commutation program, discussed below, of approximately $9,000 pertaining to retrospectively rated policies for accident years 1991 and prior; favorable reserve development at the Property and Casualty Group of approximately $28,000 related to retrospectively rated policies pertaining to accident years 1992 through 1996; and favorable development on pre-1992 workers' compensation reserves of $7,100, partially offset by reserve strengthening in commercial multi-peril business for accident year 1996 of $5,000.

The increase in estimated incurred losses and LAE during 1996 is primarily due to a loss reserve strengthening charge of $191,400. This loss reserve strengthening was associated with the following lines of business:

                                                    1996
                                                    ----
Workers' compensation.....................      $110,000
Asbestos and environmental................        60,400
Other lines of business...................        21,000
                                                --------
                                                $191,400
                                                ========

The 1996 aggregate workers' compensation adverse development was allocated $102,000 to Pennsylvania and $8,000 to all other states in the Company's marketing territory. Of the $102,000, the allocation by accident year is as follows: prior to 1987: $16,000; 1987 to 1991: $101,000; and 1992 and subsequent years: $(15,000). In 1995, substantially all of the workers' compensation adverse development related to accident years 1987 to 1991 in Pennsylvania. For accident years prior to 1992, the traditional paid loss development schedules for workers' compensation had begun to exhibit an increasing trend in loss development factors by 1993. This trend was initially attributed to an increase in commutation activity. In 1995, management began to question whether loss data was developing in a manner that was consistent with the conclusion that the loss development trends were impacted solely by commutation activity. As a result, management began to accumulate additional data in order to determine whether there were additional causes of the increase in the paid loss development data; management obtained claim count data that was far more detailed than had been historically utilized in the reserve setting process. This data indicated that the paid loss development factors were not only impacted by commutation activity, but also by a decline in the claims closure rate in Pennsylvania. Management believes that the decline of the closure rates was due to several interrelated factors. One factor related to the fact that efforts to rehabilitate claimants and return them to work were not as successful as anticipated. For accident years 1987 to 1991, in particular, extensive efforts were made by the Company to rehabilitate claimants and return them to work at either full or modified duty. By late 1995 and into 1996, it was recognized, by a review of a slow down in the claims closure pattern that these rehabilitation efforts were not impacting the closure rates as expected.
Another factor negatively impacting claims closure rates related to the economic conditions in Pennsylvania in the early 1990's. During the period from 1990 to 1994, economic conditions in Pennsylvania were considered to be depressed in the Company's major industry niches for workers' compensation insurance (construction, heavy manufacturing). Payrolls in these industries were stagnant, and in many cases, employment was flat or declining. The Company believes that in periods of declining employment opportunities, there is a tendency for indemnity periods to increase, which occurred for workers who suffered injuries in these industries.

The above factors, when considered with the fact that the benefits period in Pennsylvania was unlimited, caused the Company to believe that a substantial portion of claimants from the pre-1992 period, who had already been out of work five to nine years, would not return to work in any capacity. In late 1995 and during 1996, management undertook an effort to quantify the impact of the declining closure rates versus the increase in commutation activity. During the fourth quarter of 1995, management strengthened the Property and Casualty Group's workers' compensation reserves by $54,700; however, the quantification of the effect of the claims closure rate was an extremely complex process, and as such, the data was not fully understood at that time. As the data under analysis was more mature and refined in 1996, management determined that the workers' compensation loss reserves for Pennsylvania in the pre-1992 accident years needed to be increased substantially; therefore, the Property and Casualty Group increased its workers' compensation reserves by $110,000 in 1996.

Workers' compensation reform legislation enacted in Pennsylvania in 1993 and 1996 introduced various controls and limitations on medical and disability benefits. Management believes that these reforms have had and will continue to have a favorable impact on workers' compensation loss ratios for accident years 1993 and subsequent. In addition, management took several steps to reduce the outstanding claims associated with the Pennsylvania workers' compensation business written through 1991. A formal commutation program was initiated in the fourth quarter 1996 and continued into late 1997. Commutations are agreements with claimants whereby the claimants, in exchange for a lump sum payment, will forego their rights to future indemnity payments from the Property and Casualty Group. Under Pennsylvania workers' compensation laws, all such commutation arrangements must be approved by the claimant and the Pennsylvania Workers' Compensation Board. The Property and Casualty Group paid approximately $101,100 and $17,800 in 1997 and the fourth quarter of 1996, respectively, to commute workers' compensation indemnity claims. Savings associated with these claims were consistent with management's expectations. The number of open claims for accident years 1991 and prior was substantially reduced as a result of the commutation program. This reduction in open claims is expected to reduce the possibility of any further adverse development on such reserves, although there can be no assurances that the level of commutations will have a significant impact on the future development of such reserves.

Estimating reserves for workers' compensation claims can be more difficult than many other lines of property and casualty insurance for several reasons, including (i) the long payment `tail' associated with the business; (ii) the impact of social, political and regulatory trends on benefit levels; (iii) the impact of economic trends; and (iv) the impact of changes in the mix of business. At various times, one or a combination of such factors can make the interpretation of actuarial data associated with workers' compensation loss development more difficult, and it can take additional time to recognize changes in loss development patterns. Under such circumstances, adjustments will be made to such reserves as loss patterns develop and new information becomes available and such adjustments may be material.

The adverse development in reserves associated with asbestos and environmental claims during 1996 was due to the completion of a detailed analysis of loss and LAE reserves associated with asbestos and environmental liability claims in 1996. The reserving for asbestos and environmental claims has undergone change at both the Company and in the insurance industry in general. For environmental and asbestos liability claims, reserving methodology has been evolving into accepted industry practice in the recent past; the Company's actuaries were able to apply these methods to its loss reserves in 1997 and 1996. To reserve for environmental claims, the Company currently utilizes a calendar year development technique known as aggregate loss development. This technique focuses on the aggregate losses paid as of a particular date and aggregate payment patterns associated with such claims. Several elements including remediation studies, remediation, defense, declaratory judgment, and third party bodily injury claims were considered in estimating the costs and payment patterns of the environmental and toxic tort losses. Prior to the development of these techniques, there was a substantial range in the nature of reserving for environmental and toxic tort liabilities. The methods employed by the Company prior to the review performed in 1996 included a review of aggregate loss and loss adjustment paid and case incurred data along with resulting "survival ratios" to establish IBNR for environmental and toxic tort claims. For asbestos claims, the Company had previously reserved costs to defend, and any indemnification payments anticipated on, claims for which it had received notice that it was a responsible party, plus a bulk factor applied to the estimated case reserves to provide for potential development of indemnification and defense costs related to such claims. In 1996, the Company performed a ground up analysis of asbestos loss reserves using an actuarially accepted modeling technique. Using historical information as a base and information obtained from a review of open claims files, assumptions were made about future claims activity in order to estimate ultimate losses. For each individual major account, projections were made regarding new plaintiffs per year, the number of years new claims will be reported, the average loss severity per plaintiff, and the ratio of loss adjustment expense to loss. In many cases involving larger asbestos claims, the Company reserved up to the policy limits for the applicable loss coverage parts for the affected accounts. Policy terms and reinsurance treaties were applied in the modeling of future losses. Estimation of obligations for asbestos and environmental exposures continues to be more difficult than other loss reserves because of several factors, including: (i) evolving methodologies for the estimation of the liabilities; (ii) lack of reliable historical claim data; (iii) uncertainties with respect to insurance and reinsurance coverage related to these obligations; (iv) changing judicial interpretations; and (v) changing government standards.

The Company's asbestos-related losses were as follows:

                                                                 For the years ended December 31,
                                                              1997            1996            1995
                                                              ----            ----            ----
Gross of reinsurance:
  Beginning reserves...............................       $ 80,055        $ 27,611        $ 13,969
  Incurred losses and LAE..........................          2,435          62,854          22,482
  Calendar year payments for losses and LAE........         (5,764)        (10,410)         (8,840)
                                                          --------        --------        --------
  Ending reserves..................................       $ 76,726        $ 80,055        $ 27,611
                                                          ========        ========        ========

                                                              1997            1996            1995
                                                              ----            ----            ----
Net of reinsurance:
  Beginning reserves...............................        $53,300         $23,443         $ 8,168
  Incurred losses and LAE..........................            (36)         39,427          21,826
  Calendar year payments for losses  and LAE.......         (4,686)         (9,570)         (6,551)
                                                           -------         -------         -------
  Ending reserves..................................        $48,578         $53,300         $23,443
                                                           =======         =======         =======

The Company's environmental-related losses were as follows:

                                                                 For the years ended December 31,
                                                              1997            1996            1995
                                                              ----            ----            ----
Gross of reinsurance:
  Beginning reserves...............................        $35,626         $20,134         $20,952
  Incurred losses and LAE..........................          1,130          22,143           3,516
  Reserves  acquired through purchase of Caliber
      One Indemnity Company/(1)/...................         13,060              --              --
  Calendar year payments for losses and LAE........         (4,708)         (6,651)         (4,334)
                                                           -------         -------         -------
  Ending reserves..................................        $45,108         $35,626         $20,134
                                                           =======         =======         =======

Net of reinsurance:
  Beginning reserves...............................        $34,592         $20,134         $20,952
  Incurred losses and LAE..........................          1,068          21,109           3,516
  Calendar year payments for losses  and LAE.......         (3,965)         (6,651)         (4,334)
                                                           -------         -------         -------
  Ending reserves..................................        $31,695         $34,592         $20,134
                                                           =======         =======         =======

(1) Such acquired reserves have been reinsured by an affiliate of the former parent (See Note 1).

Of the total net asbestos reserves, approximately $6,700, $6,800, and $6,700 related to established claims reserves at December 31, 1997, 1996, and 1995, respectively, and $41,900, $46,500, and $16,700 related to incurred but not reported losses at December 31, 1997, 1996, and 1995, respectively. Of the total net environmental reserves, approximately $11,200, $12,500, and $10,300 related to established claims reserves at December 31, 1997, 1996, and 1995, respectively, and $20,500, $22,100, and $9,800 related to incurred but not reported losses at December 31, 1997, 1996, and 1995, respectively. All incurred asbestos and environmental losses were for accident years 1986 and prior.

Management believes that its reserves for asbestos and environmental claims are appropriately established based upon known facts, existing case law, and generally accepted actuarial methodologies. However, due to changing interpretations by courts involving coverage issues, the potential for changes in federal and state standards for clean-up and liability and other factors, the ultimate exposure to the Company for these claims may vary significantly from the amounts currently recorded, resulting in a potential adjustment in the claims reserves recorded. Additionally, issues involving policy provisions, allocation of liability among participating insurers, proof of coverage, and other factors make quantification of liabilities exceptionally difficult and subject to adjustment based upon newly available data.

In 1996, other commercial lines for the Property and Casualty Group experienced reserve strengthening of $21,000, as compared to a reserve release of $11,600 in 1995. The reserve strengthening was principally due to a re-estimation of loss adjustment costs associated with general liability claims. Through 1991, the Property and Casualty Group's mix of general liability insurance policies were weighted towards the manufacturing classes of business. Subsequent to 1991, the Property and Casualty Group's mix of business became more heavily weighted towards the construction and contracting classes of business. These particular classes of business have experienced losses due to construction defects and similar matters, that have taken longer to emerge than the classes of business previously written by the Property and Casualty Group. Defense costs associated with these claims have also exceeded the original estimate of the Property and Casualty Group's management, which was based on the patterns of indemnification payments associated with the earlier classes of business written. When this issue was discovered, the Property and Casualty Group factored the increased defense costs and the emergence pattern in determining a more appropriate reserve amount for loss handling costs. The release of reserves in 1995 was primarily due to favorable loss experience in commercial automobile business.

Unpaid losses on workers' compensation claims for the Company include approximately $816,000 and $1,012,000, net of discount of $460,230 and $514,248, at December 31, 1997 and 1996, respectively. The approximate discount rate used was 5% at December 31, 1997 and 1996. In 1995, the Property and Casualty Group changed its discount rate with respect to its workers' compensation unpaid losses from approximately 4% to 5% for SAP and GAAP purposes. This change was approved and is permitted by the Pennsylvania Insurance Department. The effect on net income (net of tax effect of $12,250) in 1995 was $22,750 ($0.96 per basic share and $0.92 per diluted share).

The Company's loss reserves were stated net of salvage and subrogation of approximately $59,900 and $75,000 at December 31, 1997 and 1996, respectively. The following table presents the salvage and subrogation by segment and product line:

                                                                                December 31,
                                                                  1997                                 1996
                                                                  ----                                 ----
Property and Casualty Group:
   Workers' compensation                                       $46,000                              $61,900
   Other Commercial Lines                                        4,800                                3,900
                                                               -------                              -------
Total Property and Casualty Group                               50,800                               65,800

PMA Re                                                           9,100                                9,200
                                                               -------                              -------

Total salvage and subrogation                                  $59,900                              $75,000
                                                               =======                              =======

The Company's policy with respect to estimating the amounts and realizability of salvage and subrogation is to develop historical accident year schedules of paid salvage and subrogation by line of business, which are then projected to an ultimate basis using actuarial projection techniques. The anticipated salvage and subrogation is the estimated ultimate salvage and subrogation less any amounts received by the Company. The realizability of anticipated salvage and subrogation is reflected in the historical data that is used to complete the projection, as historical paid data implicitly considers realization and collectibility.

4.  Deferred Acquisition Costs

The following represents the components of deferred acquisition costs and the amounts that were charged to expense:

                                                                         For the years ended December 31,
                                                                1997                  1996                  1995
                                                                ----                  ----                  ----
Balance at January 1...........................             $ 44,006              $ 37,901              $ 32,236
Deferral of acquisition costs..................               94,783                96,397                92,872
Amortization of deferred acquisition costs.....              (93,501)              (90,292)              (87,207)
                                                            --------              --------              --------
Balance at December 31.........................             $ 45,288              $ 44,006              $ 37,901
                                                            ========              ========              ========

5.  Reinsurance

In the ordinary course of business, PMC's reinsurance and insurance subsidiaries assume and cede reinsurance with other insurance companies and are members of various pools and associations. The reinsurance and insurance subsidiaries cede business, primarily on an excess of loss basis, in order to limit the maximum net loss from large risks and limit the accumulation of many smaller losses from a catastrophic event. The reinsurance and insurance subsidiaries remain primarily liable to their clients in the event their reinsurers are unable to meet their financial obligations.

Amounts receivable from reinsurers related to paid and unpaid losses are displayed separately on the consolidated balance sheets, net of an allowance for uncollectible accounts.

The components of net premiums earned and losses and LAE incurred are as follows:

                                                          For the years ended December 31,
                                                       1997             1996            1995
                                                       ----             ----            ----
Earned Premiums:
  Direct..........................                $ 277,871         $299,386        $370,590
  Assumed.........................                  216,357          209,688         149,838
  Ceded...........................                 (118,277)         (88,499)        (35,476)
                                                  ---------         --------        --------
Net...............................                $ 375,951         $420,575        $484,952
                                                  =========         ========        ========
Losses and LAE Incurred:
  Direct..........................                $ 244,429         $420,157        $317,552
  Assumed.........................                  166,202          163,799         127,910
  Ceded...........................                 (103,350)         (47,333)        (22,884)
                                                  ---------         --------        --------
Net...............................                $ 307,281         $536,623        $422,578
                                                  =========         ========        ========

The Company performs extensive credit reviews on its reinsurers, focusing on, among other things, financial capacity, stability, trends, and commitment to the reinsurance business. Prospective and existing reinsurers failing to meet the Company's standards are excluded from the Company's reinsurance programs. In addition, the Company requires letters of credit to support balances due from reinsurers not authorized to transact business in the applicable jurisdictions.

At December 31, 1997, the Company had reinsurance recoverables due from the following unaffiliated single reinsurers in excess of 3% of shareholders' equity:

                                                          Gross amount due
Reinsurer                                                  to the Company       A.M. Best Rating
---------                                                  --------------       ----------------
United States Fidelity and Guaranty Company.........         $74,041                   A
Essex Insurance Company.............................          36,807                   A
American Re-Insurance Corporation...................          35,411                   A+
Kemper Reinsurance Corporation......................          21,853                   A
London Life International Reinsurance Corporation...          16,212                   A+
Continental Casualty Company........................          15,209                   A

The Company maintained funds held to collateralize the above balances in the amount of $66,891 at December 31, 1997. The Company believes that it would have the right to offset the funds withheld from a reinsurer against the balances due from such reinsurer in the event of insolvency.

During 1997, PMA Life Insurance Company reinsured the majority of its in force annuity business with a third party reinsurer via a quota-share reinsurance agreement for approximately $15,400. The transaction effectively makes PMA Life Insurance Company a dormant company.

All of Caliber One Indemnity Company's acquired loss reserves were reinsured with an affiliate of its former parent in conjunction with its purchase by PMA Re, as discussed in Note 1. Management believes that such reinsurance is adequate to cover any future reserve development or uncollectible reinsurance on the acquired reserves.

6.   Long-Term Debt

Long-term debt consists of the following:

                                                               December 31,
                                                          1997             1996
                                                          ----             ----

Senior notes 9.53%, due 1997......................    $     --         $  7,143
Senior notes 9.60%, due 2001......................          --           46,428
Senior notes 7.62%, due 2001, Series A............          --           71,000
Senior notes 7.62%, due 2000, Series B............          --           36,000
Revolving credit agreement, expiring in 1998......          --           44,000
Revolving credit facility, expiring in 2002/(1)/..     203,000               --
Mortgage notes....................................          --              128
                                                      --------         --------
Long-term debt....................................    $203,000         $204,699
                                                      ========         ========

(1) Maturing in an installment of $15,500 in 1999 and annual installments of $62,500 commencing in 2000 through 2002.

On March 14, 1997, the Company refinanced substantially all of its existing credit agreements not already maturing in 1997 through the completion of a new $235,000 revolving credit facility (New Credit Facility). Utilizing the New Credit Facility, the Company refinanced the following obligations:

Senior notes 9.60%, due 2001.........................                  $ 46,428
Senior notes 7.62%, due 2001, Series A...............                    71,000
Senior notes 7.62%, due 2000, Series B...............                    36,000
Revolving credit agreement, expiring in 1998/(1)/....                    36,000
                                                                       --------
Total................................................                  $189,428
                                                                       ========

(1) The Company repaid $8,000 of the revolving credit agreement prior to March 14, 1997.

The early extinguishment of the senior note agreements resulted in an extraordinary loss of $4,734 ($7,283 pre-tax). The New Credit Facility bears interest at LIBOR plus 0.70% on the utilized portion and carries a 0.275% facility fee on the unutilized portion. The spread over LIBOR and the facility fee are adjustable downward based upon the Company's debt to capitalization ratios in the future. As of December 31, 1997, the interest rate on the utilized portion of the New Credit Facility was 6.61%.

In November of 1996, the Company entered into a letter of credit agreement with a group of banks, which currently extends through November of 1998. The original agreement allowed the issuing bank to issue letters of credit having an aggregate outstanding face amount up to $75,000. Effective March 14, 1997, this facility was reduced to an aggregate outstanding face amount not to exceed $50,000. The agreement requires the Company to pay a commitment fee during the existence of the agreement equal to 0.1875% per annum on the average daily available amount. At December 31, 1997 and 1996, the aggregate outstanding face amount of letters of credit issued was $46,881 and $47,461, respectively. This agreement primarily secures reinsurance liabilities of the insurance subsidiaries of the Company.

The debt covenants supporting the revolving credit facility and the letter of credit agreement contain provisions which, among other matters, limit the Company's ability to incur additional indebtedness, merge, consolidate and acquire or sell assets. The debt covenants also require the Company to satisfy certain ratios related to net worth, debt-to-capitalization, and interest coverage. Additionally, the debt covenants place restrictions on dividends to shareholders (See Note 15).

The Company has entered into an interest rate swap agreement in its management of its existing interest rate exposures. This transaction effectively changed the Company's interest rate exposure on a portion the New Credit Facility, which has a floating rate, to a fixed obligation as follows:

                                       Notional Principal
                                          Balance at
Debt Agreement                         December 31, 1997        Fixed Rate      Floating Rate
--------------                         -----------------        ----------      -------------
Revolving Credit Facility, 2002            $150,000                7.24%            6.61%

The variable rate resets every three months. This agreement involves the exchange of interest payment obligation without the exchange of underlying principal. The differential to be paid or received is recognized as an adjustment of interest expense. In the event that a counterparty fails to meet the terms of the agreement, the Company's exposure is limited to the interest rate differential on the notional principal amount ($150,000). Management believes such credit risk is minimal and any loss would not be significant.

7.   Stock Options

The Company currently has six stock option plans in place for options granted to officers and other key employees for the purchase of the Company's Class A common stock, under which 3,864,903 Class A common shares are reserved for issuance. The stock options are granted under terms and conditions determined by a committee appointed by the Company's board of directors. Granted stock options have a maximum term of ten years, vest over periods ranging between zero and five years, and are typically granted with an exercise price equal to the fair market value of the stock. Information regarding these option plans for 1997, 1996, and 1995 are as follows:

                                        1997                            1996                            1995
                            ---------------------------------------------------------------------------------------------
                                                Weighted                       Weighted                        Weighted
                                                 Average                        Average                         Average
                                Shares            Price         Shares           Price          Shares           Price
                                ------            -----         ------           -----          ------           -----
Options outstanding,
  beginning of year......      3,242,160         $ 12.43       3,087,260         $ 11.80       2,926,000         $ 10.41
Options granted..........        324,500           17.00         325,000           17.00         775,000           15.59
Options exercised........       (162,248)          (8.78)        (99,150)          (8.33)       (205,199)          (8.66)
Options canceled.........       (286,800)         (11.53)        (70,950)         (11.55)       (408,541)         (10.65)
                               ---------         -------       ---------         -------       ---------         -------
Options outstanding,
  end of year............      3,117,612         $ 13.18       3,242,160         $ 12.43       3,087,260         $ 11.80
                               =========         =======       =========         =======       =========         =======
Option price range at
  end of year............         $8.00 to $17.00                   $8.00 to $17.00                  $6.60 to $16.00
Option price range for
  exercised shares.......         $8.00 to $15.00                   $6.60 to $10.00                  $6.60 to $11.50
Options available for
  grant at end of year...             747,291                           921,566                          425,616

Stock options outstanding at December 31, 1997 and related exercise price and weighted average remaining life information is as follows:

                                                                                      Weighted
                                            Options                Options            Average
                                        Outstanding at         Exercisable at      Remaining Life
Exercise Prices                        December 31, 1997      December 31, 1997      (in years)
---------------                        -----------------      -----------------      ----------
$8.00.............................               254,357                246,857              3.49
10.00.............................               438,690                438,690              4.46
11.50.............................               799,000                799,000              5.65
12.75.............................               271,500                271,500              6.17
15.00.............................               296,580                287,580              7.45
16.00.............................               411,485                283,735              7.43
17.00.............................               646,000                228,725              9.15
                                               ---------              ---------
                                               3,117,612              2,556,087
                                               =========              =========

The fair value of options at date of grant was estimated using a binomial model with the following weighted average assumptions:

                                       1997 (1)    1996 (2)    1995(3)   1995(4)
                                       --------    --------    -------   -------
Expected life (years).............           10          10         10        10
Interest rate.....................         6.3%        6.3%       6.1%      6.2%
Volatility........................          18%         18%        18%       18%
Dividend yield....................         2.3%        2.3%       2.3%      2.3%

(1) Options granted on September 3, 1997
(2) Options granted on July 23, 1996
(3) Options granted on June 5, 1995
(4) Options granted on September 1, 1995

The Company has adopted the disclosure-only provision of SFAS No. 123, "Accounting for Stock-Based Compensation". Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation costs for the Company's stock option plans been determined based on the fair value at the grant date for awards granted during the year, pretax income would have been reduced by $1,878 ($1,221 after tax, or $0.05 per basic share), $2,079 ($1,352 after tax, or $0.06 per basic share), and $4,308 ($2,800 after tax, or $0.12 per basic share) in 1997, 1996, and 1995, respectively.

8.   Income Taxes

The components of income tax provision (benefit) from continuing operations are:

                                               For the years ended December 31,
                                                  1997         1996        1995
                                                  ----         ----        ----
Current:
    Federal................................    $(4,506)    $(44,572)    $(4,570)
                                               -------     --------     -------
                                                (4,506)     (44,572)     (4,570)
                                               -------     --------     -------
Deferred:
    Federal................................      9,906      (11,488)     15,353
                                               -------     --------     -------
                                                 9,906      (11,488)     15,353
                                               -------     --------     -------
Income tax provision (benefit) from
   continuing operations...................    $ 5,400     $(56,060)    $10,783
                                               =======     ========     =======

The components of income tax benefit from extraordinary item are:

                                               For the years ended December 31,
                                                1997          1996          1995
                                                ----          ----          ----
Current:
    Federal................................  $  (374)      $    --       $    --
                                             -------       -------       -------
                                                (374)           --            --
                                             -------       -------       -------
Deferred:
    Federal................................   (2,175)           --            --
                                             -------       -------       -------
                                              (2,175)           --            --
                                             -------       -------       -------
Income tax benefit from
   extraordinary item......................  $(2,549)      $    --       $    --
                                             =======       =======       =======

A reconciliation between the total provision (benefit) for income taxes and the amounts computed at the Statutory Federal income tax rate of 35% for the years 1997, 1996 and 1995 is as follows:


                                                            For the years ended December 31,
                                                         1997            1996             1995
                                                         ----            ----             ----
Computed at the Statutory tax rate.............       $ 8,804        $(66,988)        $ 12,220
(Decrease) increase in taxes resulting from:
  Excludable dividends.........................            --             (36)            (107)
  Tax-exempt interest..........................           (61)         (4,547)         (12,917)
  Losses of foreign reinsurance affiliate......            --          16,060            8,469
  Reversal of income tax accruals..............        (3,703)             --               --
  Other........................................           360            (549)           3,118
                                                      -------        --------         --------
Provision (benefit) for income taxes...........       $ 5,400        $(56,060)        $ 10,783
                                                      =======        ========         ========

The tax effects of significant temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that represent the net deferred tax asset are as follows:

                                                                December 31,
                                                             1997          1996
                                                             ----          ----

Allowance for uncollectible accounts..........           $  6,839      $  9,037
Unearned premiums.............................             13,756        13,386
Discounting of unpaid losses and LAE..........             63,743        51,086
Unrealized depreciation of investments........                 --        13,394
Depreciation..................................                 --         5,646
Postretirement benefit obligation.............              5,139         5,111
Tax carryforwards.............................             46,088        67,014
Other.........................................             18,919         9,458
                                                         --------      --------
Gross deferred tax asset......................            154,484       174,132
                                                         --------      --------

Deferred acquisition costs....................            (15,723)      (15,352)
Pension asset.................................               (371)       (1,348)
Depreciation..................................               (574)           --
Unrealized appreciation of investments........            (10,126)           --
Losses of foreign reinsurance affiliate.......            (55,087)      (55,790)
Other.........................................             (2,212)           --
                                                         --------      --------
Gross deferred tax liability..................            (84,093)      (72,490)
                                                         --------      --------

Net deferred tax asset........................           $ 70,391      $101,642
                                                         ========      ========

At December 31, 1997, the Company had approximately $109,622 of net operating loss carryforwards (expiring in 2011), approximately $7,532 of alternative minimum tax credit carryforwards (which do not expire) and approximately $188 of general business credit carryforwards (expiring in 2010 and 2011).

Under SFAS 109, a valuation allowance should be provided to offset the effects of a deferred tax asset if management believes that it is more likely than not that the benefit of a deferred tax item will not be realized. Management believes that the benefit of its deferred tax asset will be fully realized, and therefore has not provided for a valuation allowance.

U.S. Federal tax return examinations have been completed for the years 1992 and 1993. The examinations for years 1994 and 1995 are currently in progress. In management's opinion, the ultimate resolution of these matters will not have an adverse impact on the Company's financial position or results of operations.

9.  Employee Retirement, Postretirement, and Postemployment Benefits

During 1996, the Property and Casualty Group initiated a Voluntary Early Retirement Program ("VERIP"). Eligibility to participate in the VERIP was contingent upon an employee's age and years of service with the Company. Of the approximately 85 employees eligible to participate in the VERIP, approximately 50 employees opted to participate. At December 31, 1996, the Company accrued $7,635 in connection with the VERIP. The components of this accrual are as follows:

Pension costs................................................            $4,300
Postemployment costs.........................................             2,360
Postretirement costs.........................................               975
                                                                         ------
                                                                         $7,635
                                                                         ======

The Company did not offer a VERIP in 1997, and as such, did not incur any VERIP expenses. The Company did, however, incur certain restructuring and other charges during 1997 (See Note 20).

A. Pension and Retirement Plans -- The Company sponsors a qualified non-contributory defined benefit pension plan (Qualified Pension Plan) covering substantially all employees. After meeting certain qualifications, an employee acquires a vested right to future benefits. The benefits payable under the plan are generally determined on the basis of an employee's length of employment and career average salary. The Company's policy is to fund pension cost accrued in accordance with the Employee Retirement Income Security Act of 1974. The Company also maintains a non-qualified unfunded supplemental defined benefit pension plan (Non-qualified Pension Plan) for the benefit of certain key employees.

The following tables set forth the amounts recognized in the Company's financial statements with respect to the Qualified and Non-qualified pension plans:

                                      For the year ended December 31,       For the year ended December 31,
                                                   1997                                  1996
                                                      Non-                                   Non-
                                   Qualified     Qualified                 Qualified    Qualified
                                        Plan          Plan        Total         Plan         Plan        Total
                                        ----          ----        -----         ----         ----        -----
Service cost-benefits earned
    during the period.........       $ 1,375            93      $ 1,468        1,665           98      $ 1,763
Interest cost on projected
    benefit obligation........         3,034           166        3,200        2,948          150        3,098
Actual return on plan assets..        (2,490)           --       (2,490)      (2,830)          --       (2,830)
Net amortization and
    deferral..................          (884)           93         (791)        (842)          94         (748)
VERIP.........................            --            --           --        4,300           --        4,300
                                     -------           ---      -------       ------          ---      -------
Net pension cost..............         1,035           352      $ 1,387        5,241          342      $ 5,583
                                     =======           ===      =======       ======          ===      =======
                                         For the year ended December 31,
                                                      1995
                                                        Non-
                                    Qualified      Qualified
                                         Plan           Plan          Total
                                         ----           ----          -----
Service cost-benefits earned
    during the period.........          1,132            108        $ 1,240
Interest cost on projected
    benefit obligation........          2,770            158          2,928
Actual return on plan assets..         (8,712)            --         (8,712)
Net amortization and
    deferral..................          5,803             94          5,897
VERIP.........................             --             --             --
                                       ------            ---        -------
Net pension cost..............            993            360        $ 1,353
                                       ======            ===        =======

                                                  December 31, 1997                 December 31, 1996
                                                         Non-                               Non-
                                        Qualified   Qualified              Qualified   Qualified
                                             Plan        Plan      Total        Plan                 Total
                                             ----        ----      -----        ----                 -----
Actuarial present value of:
    Vested benefit obligation.........    $36,405     $ 1,238    $37,643     $41,932     $ 1,069   $43,001
    Non-vested benefit obligation.....      3,919          79      3,998       3,487          68     3,555
                                          -------     -------    -------     -------     -------   -------
Accumulated benefit obligation........    $40,324       1,317     41,641     $45,419       1,137    46,556
                                          =======     =======    =======     =======     =======   =======

Projected benefit obligation..........    $44,653       2,472     47,125     $49,331       2,133    51,464
Fair value of Pension Plan assets.....     40,600          --     40,600      46,739          --    46,739
                                          -------     -------    -------     -------     -------   -------
Excess of projected benefit obligation
      over Pension Plan assets........     (4,053)     (2,472)    (6,525)     (2,592)     (2,133)   (4,725)
Unrecognized net loss (gain)..........      4,830          29      4,859         588         (63)      525
Unrecognized transition asset.........       (810)      1,123        313      (1,081)      1,216       135
Unrecognized prior service benefit....     (1,101)         --     (1,101)     (1,199)         --    (1,199)
                                          -------     -------    -------     -------     -------   -------
Pension liability.....................    $(1,134)    $(1,320)   $(2,454)    $(4,284)    $  (980)  $(5,264)
                                          =======     =======    =======     =======     =======   =======

Qualified Pension Plan assets consist of equity securities, fixed maturity securities, fixed income contracts, and the Company's common stock.

Actuarial assumptions utilized by the Qualified and Non-qualified Pension Plan are as follows:

                                                         For the years ended December 31,
                                                         1997          1996          1995
                                                         ----          ----          ----
Discount rate.....................................       7.0%          7.5%          7.0%
Rate of compensation increase.....................       4.5%          5.0%          5.0%
Expected long-term rate of return on plan assets..       8.0%          8.0%          8.0%

The Company also maintains a voluntary defined contribution savings plan covering all employees who work a minimum of 20 hours per week. The Company matches employee contributions up to 5% of compensation. Contributions under such plans charged to income were $1,735, $2,153 and $1,726 in 1997, 1996 and 1995, respectively.

B. Postretirement Benefits -- In addition to providing pension benefits, the Company provides certain health care benefits for retired employees. Substantially all of the Company's employees may become eligible for those benefits if they have worked fifteen or more years with the Company and have attained the age of fifty while in the service of the Company. For employees who retire on or subsequent to January 1, 1993, the Company will pay a fixed portion of medical insurance premiums. Retirees will absorb future increases in medical premiums.

The funded status of this liability is as follows:

                                                                December 31,
                                                            1997            1996
                                                            ----            ----
Accumulated postretirement benefit obligation:
Retirees and dependents..........................        $ 6,076         $ 6,931
Fully eligible active employees..................          1,214             952
Active employees not fully eligible..............          2,383           1,871
                                                         -------         -------
Total............................................          9,673           9,754
Unrecognized prior service cost..................          1,317           1,436
Unrecognized net gain............................          3,455           4,031
                                                         -------         -------
Accrued postretirement benefit liability.........        $14,445         $15,221
                                                         =======         =======

The components of postretirement benefit cost include the following:

                                              For the years ended December 31,
                                              1997           1996          1995
                                              ----           ----          ----

Service cost..........................       $ 237         $  248         $ 330
Interest cost.........................         655            561           658
Amortization..........................        (242)          (251)         (209)
VERIP.................................          --            975            --
                                             -----         ------         -----
Postretirement benefit cost...........       $ 650         $1,533         $ 779
                                             =====         ======         =====

Assumptions used in the computation of the funded status and postretirement benefit cost are as follows:

                                               For the years ended December 31,
                                              1997           1996          1995
                                              ----           ----          ----
Discount rate.........................        7.5%           7.0%          7.0%
Health care inflation rate:
  Next year...........................        7.5%           8.0%          8.5%
  Ultimate............................        5.5%           5.5%          5.5%

The assumed health care cost trend rate used to measure the expected cost of benefits covered by the plan has been established at 7.5% for 1998 and is expected to decline gradually to 5.5% in 2002 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. A 1% increase in the trend rate for health care costs would have increased the accumulated postretirement benefit obligation by $405 and the annual service and interest cost by $27.

C. Postemployment Benefits -- SFAS No. 112, "Employers' Accounting for Postemployment Benefits," establishes the accounting standards for employers who provide benefits to employees subsequent to their employment, but prior to retirement. These benefits include severance, long-term and short-term disability payments, salary continuation, postemployment health benefits, supplemental unemployment benefits, and other related payments. SFAS No. 112 requires that benefit obligations attributable to prior service and/or that relate to benefits that vest or accumulate must be accrued presently if the payments are probable and reasonably estimable. Postemployment benefits that do not meet such criteria are accrued when payments are probable and reasonably estimable. In connection with the VERIP described above, the Company recorded $2,360 of postemployment costs in 1996. While a VERIP was not offered in 1997, the Company incurred approximately $7,000 of severance and other restructuring charges during 1997 (See Note 20).

10. Fair Value of Financial Instruments

The following table represents the carrying amounts and estimated fair values of the Company's financial instruments. Estimated fair value is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. Certain financial instruments, specifically amounts relating to insurance contracts, are excluded from this disclosure.

                                                        December 31, 1997                  December 31, 1996
                                                    Carrying        Estimated         Carrying        Estimated
                                                      Amount       Fair Value           Amount       Fair Value
                                                      ------       ----------           ------       ----------
Financial assets:
  Fixed maturities available for sale......       $1,929,518       $1,929,518       $2,126,120       $2,126,120
  Equity securities........................               13               13              262              262
Financial liabilities:
  Long-term debt...........................          203,000          203,000          204,699          218,101
  Interest rate swap agreements............               --            3,388               --               52

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate values:

Fixed maturities:                    The fair values are estimated based upon
                                     quoted market prices.
Equity securities:                   The fair values are estimated based upon
                                     quoted market prices.
Long-term debt:                      The fair value is estimated using
                                     discounted cash flow calculations based
                                     upon the Company's current incremental
                                     borrowing rate for similar types of
                                     borrowing facilities or the rate utilized
                                     to prepay obligations, where applicable.
Interest rate swaps:                 The fair values are estimated by obtaining
                                     quotes from dealers.
Guarantees:                          The fair values are determined based upon
                                     the likelihood of the Company being
                                     required to satisfy the underlying
                                     obligations. Management believes that it is
                                     a remote possibility that the Company would
                                     have to act upon any guarantees. Therefore,
                                     the fair value of the guarantees is zero.
Other financial instruments
 (excluded from the above table):    The carrying values approximate the fair
                                     values.

11.  Disclosure of Certain Risks and Uncertainties

A. Business Segments and Concentrations -- As stated in Note 1, PMC is an insurance holding company that sells property and casualty reinsurance and insurance through its insurance subsidiaries.

The following summarizes the relative importance of the segments and lines of insurance in terms of net premiums written:

                                                       Percent of the Company's
                                                         Net Premiums Written
                                                        1997     1996     1995
                                                        ----     ----     ----

PMA Re-total...................................         42.5%    37.0%    31.2%
PMA Re-casualty reinsurance lines..............         28.4     27.5     21.9

The Property and Casualty Group-total..........         57.5     63.0     68.8
The Property and Casualty Group-workers'
  compensation.................................         43.2     45.6     42.8

PMA Re distributes its products through major reinsurance brokers. PMA Re's top five such brokers accounted for 90.8% of PMA Re's gross premiums in force at December 31, 1997.

The Property and Casualty Group's operations are concentrated in six contiguous states in the Mid-Atlantic and Southern regions of the U.S. As such, economic trends in individual states may not be independent of one another. Also, the Property and Casualty Group's products are highly regulated by each of these states. For many of the Property and Casualty Group's products, the insurance departments of the states in which it conducts business must approve rates and policy forms. In addition, workers' compensation benefits are determined by statutes and regulations in each of these states. While the Property and Casualty Group considers factors such as rate adequacy, regulatory climate, and economic factors in its underwriting process, unfavorable developments in these factors could have an adverse impact on the Company's financial condition and results of operations.

The Company actively manages its exposure to catastrophic events. In the underwriting process, the Company generally avoids the accumulation of insurable values in catastrophe prone regions. Also, in writing property reinsurance coverages, PMA Re typically requires per occurrence loss limitations for contracts that could have catastrophe exposure. Through per risk reinsurance, the Company also manages its net retention in each exposure. In addition, PMA Re maintains retrocessional protection of $46,000 excess of $2,000 per occurrence, and the Property and Casualty Group maintains catastrophe reinsurance protection of $27,700 excess of $850. As a result, the Company's loss ratios have not been significantly impacted by catastrophes, and management believes that the Company has adequate reinsurance to protect against the estimated probable maximum gross loss from a catastrophic event; however, though management believes it is unlikely, an especially severe catastrophic event could exceed the Company's reinsurance and/or retrocessional protection, and adversely impact the Company's financial position, perhaps materially.

B. Use of Estimates in the Preparation of the Financial Statements -- The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Unpaid Losses and Loss Adjustment Expenses -- At December 31, 1997, the Company carried $2,003,187 of unpaid losses and loss adjustment expenses. Unpaid losses and loss adjustment expenses reflect management's best estimate of future amounts needed to pay claims and related settlement costs with respect to insured events which have occurred, including events that have not been reported to the Company. In many cases, significant periods of time, ranging up to several years or more, may elapse between the occurrence of an insured loss, the reporting of the loss to the Company and the Company's payment of that loss. In general, liabilities for reinsurers become known more slowly than for primary insurers and are subject to more unforeseen development. As part of the process in determining these amounts, historical data is reviewed and consideration is given to the impact of various factors, such as legal developments, changes in social attitudes, and economic conditions. In addition, estimating reserves for workers' compensation claims can be more difficult than many other lines of property and casualty insurance for several reasons, including (i) the long payment `tail' associated with the business; (ii) the impact of social, political and regulatory trends on benefit levels for both medical and indemnity payments; (iii) the impact of economic trends; and (iv) the impact of changes in the mix of business. At various times, one or a combination of such factors can make the interpretation of actuarial data associated with workers' compensation loss development more difficult, and it can take additional time to recognize changes in loss development patterns. Under such circumstances, adjustments will be made to such reserves as loss patterns develop and new information becomes available and such adjustments may be material.

Management believes that its unpaid losses and loss adjustment expenses are fairly stated at December 31, 1997, in accordance with GAAP. However, estimating the ultimate claims liability is necessarily a complex and judgmental process inasmuch as the amounts are based on management's informed estimates and judgments using data currently available. As additional experience and data become available regarding claims payment and reporting patterns, legislative developments, and economic conditions, the estimates are revised accordingly.
If the Company's ultimate net losses prove to be substantially greater than the amounts recorded at December 31, 1997, the related adjustments could have a material adverse impact on the Company's financial condition and results of operations (See also Note 3).

C. Year 2000 Issue -- The unprecedented advances in computer technology over the past several decades have resulted in dramatic changes in the way companies do business. Most of these developments have been tremendously beneficial, but some have proven costly, as businesses have struggled to adapt to various features of the new technological landscape. One such well-publicized problem has arisen out of the worldwide use of the so-called "Year 2000" programming convention, in which two digit numbers were generally used instead of four digit numbers to identify the years used in dates. As a consequence, most computers require relatively costly reprogramming to enable them to correctly perform date operations involving years 2000 or later, a problem anticipated to have substantial repercussions on the business world, since computer operations involving date calculations are pervasive.

With the assistance of outside consulting groups, the Company began evaluating and reprogramming its own computer systems to address the Year 2000 problem in late 1995. Management anticipates that by no later than year end 1998, it will have completed substantially all necessary programming work so that Year 2000 issues are not likely to result in any material adverse disruption in the Company's computer systems or its internal business operations. The cost of this work through year-end 1997 has been approximately $3,800. The Company estimates that the total remaining cost will be approximately $1,300, and will be expensed in 1998.

Many experts now believe that Year 2000 problem may have a material adverse impact on the national and global economy generally. In addition, it seems likely that if businesses are materially damaged as a result of Year 2000 problems, at least some such businesses may attempt to recoup their losses by claiming coverage under various types of insurance policies. And, although management has concluded that under a fair reading of the various policies of insurance issued by it no coverage for Year 2000 problems should be considered to exist, it is not possible to predict whether or to what extent any such coverage could ultimately be found to exist by courts in the various jurisdictions. Accordingly, important factors which could cause actual results to differ materially from those expressed in the forward looking statements include but are not limited to the inability of the Company to accurately estimate the impact of the Year 2000 problem on the insurance, or other business operations, of the Company.

12.  Transactions With Related Parties

The Company's largest shareholder is PMA Foundation (the "Foundation"), formerly known as Pennsylvania Manufacturers' Association, which is a not-for-profit corporation qualified under Section 501(c)(6) of the Internal Revenue Code, whose purposes include the promotion of the common business interests of its members and the economic prosperity of the Commonwealth of Pennsylvania. As of December 31, 1997, the Foundation owned 4,561,225 shares of common stock (30.7% of the class) and 912,225 shares of Class A common stock (10.0% of the class), which constitutes 29.5% of the total number of votes available to be cast in matters brought before the Company's shareholders. All of the members of the Company's Board of Directors currently serve as members of the Foundation's Board of Trustees. Also, Frederick W. Anton III, Chairman of the Company, serves as President and Chief Executive Officer of the Foundation. The Company and certain of its subsidiaries provide certain administrative services to the Foundation for which the Company and its subsidiaries receive reimbursement. Total reimbursements amounted to $34, $82, and $269 for the years ended December 31, 1997, 1996, and 1995, respectively. The Foundation also leases its Harrisburg, Pennsylvania headquarters facility from a subsidiary of the Company under a monthly operating lease presently requiring rent payments of $20 per month and reimburses a subsidiary of the Company for its use of office space in the Blue Bell, Pennsylvania facility. Rent and related reimbursements paid to the Company's affiliates by the Foundation amounted to $250, $247, and $294, for the years ended December 31, 1997, 1996, and 1995, respectively.

In addition, the Company has arranged an executive loan program with a financial institution whereby such institution will provide prime rate personal loans to officers of the Company and its subsidiaries collateralized by common stock and Class A common stock at a maximum 50% loan to value ratio. The Company has agreed to purchase any loan made under this program from the financial institution in the event that the borrower defaults on such loan. The amount of loans outstanding at December 31, 1997 under this program was $4,642.

The Company incurred legal and consulting fees aggregating approximately $6,506, $7,917, and $6,279 in 1997, 1996 and 1995, respectively, from firms in which directors of the Company are partners or principals.

The Company has notes receivable from officers which are accounted for as a reduction of shareholders' equity in the accompanying balance sheets. Such notes receivable had balances of $198 and $1,162 as of December 31, 1997 and December 31, 1996, respectively. The interest rate on the notes range between 6.0% and 8.0%.

13.  COMMITMENTS AND CONTINGENCIES

For the years ended December 31, 1997, 1996 and 1995, total rent expense was $5,745, $6,114 and $4,536 respectively. At December 31, 1997, the Company was obligated under noncancelable operating leases for office space with aggregate minimum annual rentals as follows:

                                                For the years ended December 31,

1998..................................                                   $ 3,972
1999..................................                                     2,940
2000..................................                                     1,811
2001..................................                                     1,820
2002..................................                                     1,566
Thereafter............................                                     2,133
                                                                         -------
Total.................................                                   $14,242
                                                                         =======

In the event a property and casualty insurer, operating in a jurisdiction where the Company's insurance subsidiaries also operate becomes or is declared insolvent state insurance regulations provide for the assessment of other insurers to fund any capital deficiency of the insolvent insurer. Generally, this assessment is based upon the ratio of an insurer's voluntary premiums written to the total premiums written for all insurers in that particular jurisdiction. The Company is not aware of any material potential assessments at December 31, 1997.

The Company has provided guarantees of approximately $11,048 related to loans on properties in which the Company has an interest.

The Company is named in various legal proceedings arising in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's financial condition, results of operations, or cash flows.

14.  SALE OF UNCOLLECTED PREMIUMS

Insurance subsidiaries of PMC, from time to time, engage in the practice of selling uncollected premiums to a third-party financial institution. No such sales were transacted during 1997. The proceeds received from such sales were $10,628 and $19,509 in 1996 and 1995, respectively. These receivables were excluded from uncollected premiums in the accompanying balance sheets. However, the Company had recorded an allowance for doubtful accounts related to the estimated uncollectible accounts since the Company had retained risk under the recourse provisions. At December 31, 1997, the Company had no contingent obligations outstanding related to the sale of uncollected premiums.

15.  SHAREHOLDERS' EQUITY

The Company has two classes of common stock, Class A common stock and common stock. The Company's common stock and Class A common stock generally vote without regard to class on matters submitted to shareholders, with the common stock having ten votes per share and the Class A common stock having one vote per share.

With respect to dividend rights, the Class A common stock is entitled to cash dividends at least 10% higher than those declared and paid on the common stock. The Company's bylaws limit the classes of persons who may own the common stock. Holders of common stock may elect to convert any or all such shares into Class A common stock on a share-for-share basis.

Under the insurance laws and regulations of Pennsylvania, PMC's insurance subsidiaries may not pay dividends to PMC without prior regulatory approval, over a twelve-month period in excess of the greater of (a) 10% of the preceding year-end's policyholders surplus or (b) the preceding year's SAP net income, but in no event to exceed unassigned funds. At December 31, 1997, the maximum amount available to be paid as dividends from the Company's insurance subsidiaries to PMC, without the prior consent of the Pennsylvania Insurance Department, was $51,220.

PMC's dividends to shareholders are restricted by its debt agreements. On March 14, 1997, the Company refinanced certain debt agreements through the completion of the New Credit Facility (See Note 6). Under the terms of the New Credit Facility under the most restrictive debt covenant, the Company could pay dividends of approximately $14,500 in 1998.

PMA Re intends to maintain Caliber One Indemnity Company's surplus at not less than $25,000, the minimum capital and surplus required for many states in order to be an eligible surplus lines carrier (See Note 1).

16. Earnings Per Share

In accordance with SFAS No. 128 discussed in Note 1-I, the Company is required to present a reconciliation of the numerators and denominators used in the basic earnings per share calculation to the numerators and denominators used in the diluted earnings per share calculation. The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if all dilutive potential common shares, such as outstanding stock options with exercise prices below the average market price, had been issued. For all years presented, there were no differences in the numerator for the basic and diluted earnings per share calculation. For entities that report an extraordinary item, as the Company did in 1997, SFAS
No. 128 requires that income before extraordinary item be used as the control number in determining whether or not potential common shares are dilutive. The Company's income (loss) before extraordinary item, which was equal to net income in 1996 and 1995, and a reconciliation of the denominator of the basic and diluted earnings per share computations are presented below.

                                                         1997              1996              1995
                                                         ----              ----              ----
Numerator:

Control number - income (loss)
  before extraordinary item...........                    $19,753        $(135,334)          $24,130

Denominator:

Basic shares - weighted
  average common and
  Class A common shares outstanding                    23,855,031       23,800,791        23,816,088

Dilutive stock options................                    712,347               --           965,861
                                                       ----------       ----------        ----------

Total diluted shares..................                 24,567,378       23,800,791        24,781,949
                                                       ==========       ==========        ==========

Options to purchase 646,000 shares of Class A common stock at $17.00 per share were outstanding at December 31, 1997, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the Class A common shares. Options to purchase 3,242,160 shares of Class A common stock at prices ranging between $8.00 and $17.00 were outstanding during at December 31, 1996, but were excluded from the computation of diluted earnings per share as they would have been anti-dilutive.

17.  Business Segments

Operating revenues, income (loss) before income taxes, and identifiable assets of the Company's business segments were as follows:

                                                                       For the year ending December 31,
                                                                    1997              1996             1995
                                                                    ----              ----             ----
Operating revenues/(1)/
  PMA Re
    Net premiums earned...................................      $163,603         $ 151,974         $139,345
    Net investment income.................................        52,270            48,676           45,166
                                                                --------         ---------         --------
                                                                 215,873           200,650          184,511
                                                                --------         ---------         --------

  The Property and Casualty Group
    Net premiums earned - workers' compensation...........       152,773           176,380          243,175
    Net premiums earned - commercial lines................        59,575            92,221          102,432
                                                                --------         ---------         --------
    Net premiums earned - total                                  212,348           268,601          345,607
    Net investment income.................................        82,098            82,455           92,275
    Service revenues......................................        10,311             9,189            5,106
                                                                --------         ---------         --------
                                                                 304,757           360,245          442,988
                                                                --------         ---------         --------

  Corporate, Other and Consolidating Eliminations
    Net investment income.................................         2,330             2,805            1,914
                                                                --------         ---------         --------
                                                                   2,330             2,805            1,914
                                                                --------         ---------         --------

Total operating revenues..................................      $522,960         $ 563,700         $629,413
                                                                ========         =========         ========

(1) Operating revenues exclude net realized investment gains.

                                                                        For the years ended December 31,
                                                                    1997              1996             1995
                                                                    ----              ----             ----
Income (loss) before income taxes
PMA Re....................................................      $ 44,802         $  42,783         $ 39,443
The Property and Casualty Group...........................        (9,038)         (219,619)          (4,305)
Corporate, Other and Consolidating Eliminations...........        (3,441)             (490)         (13,414)
                                                                --------         ---------         --------
Pre-tax operating income (loss) before interest expense...        32,323          (177,326)          21,724
Net realized investment gains.............................         8,598             2,984           31,923
Interest expense..........................................       (15,768)          (17,052)         (18,734)
                                                                --------         ---------         --------
Total income (loss) before income taxes...................      $ 25,153         $(191,394)        $ 34,913
                                                                ========         =========         ========
                                                                                      December 31,
                                                                              1997                     1996
                                                                              ----                     ----
Identifiable assets
PMA Re...................................................               $1,126,176               $1,031,149
The Property and Casualty Group..........................                1,863,975                2,050,648
Corporate, Other and Consolidating Eliminations..........                   67,107                   35,719
                                                                        ----------               ----------
Total identifiable assets................................               $3,057,258               $3,117,516
                                                                        ==========               ==========

18. SAP Information

SAP net income (loss) and capital and surplus for PMC's domestic insurance subsidiaries as reported to the Insurance Departments of Pennsylvania and Delaware are as follows:

                                                                        For the years ended December 31,
                                                                    1997             1996              1995
                                                                    ----             ----              ----
SAP net income (loss)
PMA Re...................................................       $ 25,752        $  26,338          $ 36,854
The Property and Casualty Group..........................         10,785         (191,640)           30,925
                                                                --------        ---------          --------

Total/(1)/...............................................       $ 36,537        $(165,302)         $ 67,779
                                                                ========        =========          ========

(1) Caliber One Indemnity Company had no SAP net income or loss during 1997.

                                                                             December 31,
                                                                    1997             1996              1995
                                                                    ----             ----              ----
SAP capital and surplus
PMA Re/(1)/..............................................       $271,154        $ 260,853          $254,088
The Property and Casualty Group..........................        281,071          279,764           402,968
                                                                --------        ---------          --------

Total....................................................       $552,225        $ 540,617          $657,056
                                                                ========        =========          ========

(1) The SAP capital and surplus of PMA Re includes PMA Re's investment in Caliber One Indemnity Company, equal to Caliber One Indemnity Company's SAP capital and surplus of $25,039 at December 31, 1997.

A reconciliation of PMC's domestic insurance subsidiaries' SAP net income (loss) and capital and surplus to the Company's GAAP net income (loss) and shareholders' equity is as follows:

                                                                        For the years ended December 31,
                                                                    1997              1996             1995
                                                                    ----              ----             ----
Net income (loss)
SAP net income (loss):
  Domestic insurance subsidiaries.........................      $ 36,537         $(165,302)        $ 67,779
GAAP adjustments:
  Change in deferred acquisition costs....................         1,282             6,105            5,665
  Benefit (provision) for deferred income taxes...........         4,725            11,488          (15,353)
  Allowance for doubtful accounts.........................           307            (5,317)           4,105
  Retirement accruals.....................................           275               (76)          (3,613)
  Other...................................................           549              (938)            (306)
                                                                --------         ---------         --------
GAAP net income (loss) - domestic insurance subsidiaries..        43,675          (154,040)          58,277

Other entities and eliminations...........................       (23,922)           18,706          (34,147)
Extraordinary loss........................................        (4,734)               --               --
                                                                --------         ---------         --------

GAAP net income (loss)....................................      $ 15,019         $(135,334)        $ 24,130
                                                                ========         =========         ========

                                                                              December 31,
                                                                     1997             1996             1995
                                                                     ----             ----             ----
Shareholders' equity
SAP capital and surplus:
  Domestic insurance subsidiaries............................   $ 552,225        $ 540,617        $ 657,056
GAAP adjustments:
  Deferred acquisition costs.................................      45,288           44,006           37,901
  Deferred income taxes......................................      52,571          101,642           67,331
  Allowance for doubtful accounts............................     (19,700)         (26,214)         (20,897)
  Retirement accruals........................................     (10,653)         (14,571)         (14,495)
  Reversal of non-admitted assets............................      21,330           25,599           32,841
  Unrealized gain (loss) on fixed maturity investments
    available for sale.......................................      19,380          (38,271)          24,186
  Other......................................................       3,254             (338)             958
                                                                ---------        ---------        ---------
GAAP shareholders' equity - domestic insurance subsidiaries..     663,695          632,470          784,881
Other entities and eliminations..............................    (185,348)        (206,642)        (175,213)
                                                                ---------        ---------        ---------

GAAP shareholders' equity....................................   $ 478,347        $ 425,828        $ 609,668
                                                                =========        =========        =========

19. Subsequent Events

In February of 1998, the Company's Board of Directors authorized a plan to repurchase, over the next two years, up to a maximum of 1,500,000 shares of common stock and Class A common stock, in an amount not to exceed $25,000. Repurchases may be made, from time to time, at the discretion of the Company in the open market or directly from shareholders at prevailing market prices. The
1.5 million share limit equated to approximately 6.25% of the total common and Class A common stock outstanding at December 31, 1997.

Effective February 5, 1998, the Company's Class A common stock began trading on the Nasdaq National List under the ticker symbol, "PMFRA". Previously, the Company's Class A common stock traded on the OTC Bulletin Board under the same ticker symbol.

20. Quarterly Financial Information (Unaudited)

As noted in Note 19, the Company's Class A common stock began trading on the Nasdaq National List during 1998. As of December 31, 1997 and 1996, neither class of common equity was traded on an established exchange. Transactions in the common stock were conducted privately among persons qualified to own the common stock. No price information was available for such transactions. Throughout 1997 and 1996, Class A common stock traded under the symbol, "PMFRA", on the OTC Bulletin Board through approximately ten broker/dealers who voluntarily made a market in Class A common stock. The stock price data presented below for 1997 and 1996 for the Class A common stock are based upon over-the-counter market bid quotations, which reflect interdealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. As of February 28, 1998, the Company had 186 and 404 record holders of common stock and Class A common stock, respectively.

Over the past two years, the Company's operating results have been impacted by restructuring charges and other special items. During 1997, the Company incurred restructuring and other charges of approximately $775, $3,500, $2,660 and $5,165 for the first, second, third and fourth quarter, respectively. During 1996, the Company incurred approximately $31,700 of restructuring and other charges, excluding loss reserve strengthening, during the fourth quarter. The Company recorded $10,000 and $181,400 of loss reserve strengthening in the third and fourth quarters of 1996, respectively (See Note 3).

The following tables provide a summary of quarterly financial information:

                                                                          1997
----------------------------------------------------------------------------------------------------------
                                                 First          Second           Third           Fourth
                                                Quarter         Quarter         Quarter          Quarter
----------------------------------------------------------------------------------------------------------
Income Statement Data:
Net premiums written                           $149,882        $ 98,389         $104,487        $ 65,524
                                               ========        ========         ========        ========
Net premiums earned                            $107,950        $114,451         $ 62,970        $ 90,580
Net investment income                            35,847          32,612           34,353          33,886
Net realized investment (losses) gains           (1,251)           (680)           5,531           4,998
Service revenues                                  2,548           2,490            2,674           2,599
                                               --------        --------         --------        --------
Total revenues                                  145,094         148,873          105,528         132,063
                                               --------        --------         --------        --------

Losses and loss adjustment expenses              94,904          98,230           47,785          66,362
Operating expenses                               35,281          48,093           38,858          46,408
Dividends to policyholders                        3,257           3,360            3,566           4,533
Interest expense                                  4,334           3,888            3,803           3,743
                                               --------        --------         --------        --------
Total losses and expenses                       137,776         153,571           94,012         121,046
                                               --------        --------         --------        --------

Income before income taxes and
    extraordinary item                            7,318          (4,698)          11,516          11,017
Provision (benefit) for income tax                2,561          (5,218)           4,172           3,885
                                               --------        --------         --------        --------
Income before extraordinary item                  4,757             520            7,344           7,132
Extraordinary item, net of tax                   (4,734)             --               --              --
                                               --------        --------         --------        --------
Net income                                     $     23        $    520         $  7,344        $  7,132
                                               ========        ========         ========        ========

Supplemental Operating Income (Loss)
    Data:
Operating income (loss) before interest
    expenses and income taxes/(1)/             $ 12,903        $   (130)        $  9,788        $  9,762
Operating income after interest
    before income taxes/(1)/                      8,569          (4,018)           5,985           6,019
Operating income after income
    taxes/(1)/                                    5,570             962            3,749           3,883
----------------------------------------------------------------------------------------------------------
Per Share Data:
  Basic:
   Income before extraordinary
        item                                   $   0.20        $   0.02         $   0.31        $   0.30
    Extraordinary item                            (0.20)             --               --              --
                                               --------        --------         --------        --------
    Net income                                 $     --        $   0.02         $   0.31        $   0.30
                                               ========        ========         ========        ========

    Operating income after income taxes/(1)/   $   0.23        $   0.04         $   0.16        $   0.16
                                               ========        ========         ========        ========

  Diluted:
   Income before extraordinary item            $   0.19        $   0.02         $   0.30        $   0.29
    Extraordinary item                           (.0.19)             --               --              --
                                               --------        --------         --------        --------
    Net income                                 $     --        $   0.02         $   0.30        $   0.29
                                               ========        ========         ========        ========

    Operating income after income taxes/(1)/   $   0.23        $   0.04         $   0.15        $   0.16
                                               ========        ========         ========        ========
----------------------------------------------------------------------------------------------------------
Class A Common Stock Prices:
  High                                         $ 16.125        $ 16.000         $ 16.750        $ 18.000
  Low                                          $ 15.625        $ 14.000         $ 15.000        $ 16.000
  Close                                        $ 16.000        $ 15.000         $ 16.750        $ 16.000

(1) - Operating income (loss) excludes net realized investment (losses) gains.

                                                                         1996
----------------------------------------------------------------------------------------------------------
                                                 First         Second            Third         Fourth
                                                Quarter        Quarter          Quarter        Quarter
----------------------------------------------------------------------------------------------------------
Income Statement Data:
Net premiums written                           $147,444        $ 96,336         $116,745       $  82,950
                                               ========        ========         ========       =========
Net premiums earned                            $117,937        $102,226         $106,034       $  94,378
Net investment income                            33,420          32,511           32,732          35,273
Net realized investment gains (losses)              943         (1,412)           5,972          (2,519)
Service revenues                                  1,748           2,264            2,642           2,535
                                               --------        --------         --------       ---------
Total revenues                                  154,048         135,589          147,380         129,667
                                               --------        --------         --------       ---------

Losses and loss adjustment expenses              99,943          85,512           97,013         254,155
Operating expenses                               38,310          42,012           40,748          67,078
Dividends to policyholders                        3,122           2,730            3,566           6,837
Interest expense                                  4,472           4,358            4,331           3,891
                                               --------        --------         --------       ---------
Total losses and expenses                       145,847        134,612          145,658         331,961
                                               --------       --------         --------       ---------

Income before income taxes and
    extraordinary item                             8,201            977            1,722        (202,294)
Provision (benefit) for income tax                 2,572           (139)            (734)        (57,759)
                                                --------       --------         --------       ---------
Net income (loss)                               $  5,629       $  1,116         $  2,456       $(144,535)
                                                ========       ========         ========       =========

Supplemental Operating Income (Loss)
    Data:
Operating income (loss) before interest
    expenses and income taxes/(1)/              $ 11,730       $  6,747         $     81       $(195,884)
Operating income (loss) after interest
    before income taxes/(1)/                       7,258          2,389           (4,250)       (199,775)
Operating income (loss) after income
    taxes/(1)/                                     5,016          2,034           (1,426)       (142,898)

----------------------------------------------------------------------------------------------------------
Per Share Data:
  Basic:
    Net income (loss)                           $   0.23       $   0.05         $   0.11       $   (6.07)
                                                ========       ========         ========       =========

    Operating income (loss) after income
        taxes/(1)/                              $   0.21       $   0.09         $  (0.06)      $   (6.01)
                                                ========       ========         ========       =========

  Diluted:
    Net income (loss)                           $   0.22       $   0.05         $   0.10       $   (6.07)
                                                ========       ========         ========       =========

    Operating income (loss) after income
       taxes/(1)/                               $   0.20       $   0.08         $  (0.06)      $   (6.01)
                                                ========       ========         ========       =========

----------------------------------------------------------------------------------------------------------
Class A Common Stock Prices:
  High                                          $ 20.500       $ 18.500         $ 17.500       $  17.500
  Low                                           $ 18.250       $ 16.500         $ 17.000       $  15.625
  Close                                         $ 18.875       $ 17.000         $ 17.500       $  15.750

(1) - Operating income (loss) excludes net realized investment gains (losses).

                       Report of Independent Accountants



To the Board of Directors and Shareholders
Pennsylvania Manufacturers Corporation:

     We have audited the accompanying consolidated balance sheets of Pennsylvania Manufacturers Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended
December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pennsylvania Manufacturers Corporation and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.
One South Market Square
Harrisburg, Pennsylvania
February 6, 1998