Form 10-K, Exhibit 13
period 1998-12-31
PMA CAPITAL CORP
filed 1999-03-31
CIK 1041665


                                                                                                                          Exhibit 13
P M A   C A P I T A L

Selected Financial Data
                                                                          For the years ended December 31,
(dollar amounts in thousands, except
  share and per share data)                       1998(1)           1997(1)            1996(1)            1995(1)           1994(1)
-----------------------------------------------------------------------------------------------------------------------------------
Net premiums written                         $    474,761      $    381,282       $    432,975       $    485,876      $    465,502
                                             ======================================================================================
Consolidated Results of Operations:
Net premiums earned                          $    466,715      $    375,951       $    420,575       $    484,952      $    466,534
Net investment income                             120,125           133,392            130,837            138,111           138,719
Net realized investment gains                      21,745             8,598              2,984             31,923            47,521
Other revenues                                     14,896            13,617             12,288              6,350             3,380
                                             --------------------------------------------------------------------------------------
  Total consolidated revenues                $    623,481      $    531,558       $    566,684       $    661,336      $    656,154
                                             ======================================================================================
Income (loss) before extraordinary loss      $     44,734      $     19,753       $   (135,334)      $     24,130      $     57,250
Extraordinary loss from early extinguishment
  of debt, net of related tax effect(2)                --            (4,734)                --                 --                --
                                             --------------------------------------------------------------------------------------
Net income (loss)                            $     44,734      $     15,019       $   (135,334)      $     24,130      $     57,250
                                             ======================================================================================

Per Share Data:

Weighted average shares:
    Basic(3)                                   23,608,618        23,855,031         23,800,791         23,816,088        23,897,263
    Diluted(3),(4)                             24,524,888        24,567,378         23,800,791         24,781,949        24,650,741
Income (loss) before extraordinary loss,
  net of related tax effect
    Basic(3)                                 $       1.89      $       0.83       $      (5.68)      $       1.01      $       2.40
    Diluted(3),(4)                                   1.82              0.80              (5.68)              0.97              2.32
Net income (loss) per share:
    Basic(3)                                         1.89              0.63              (5.68)              1.01              2.40
    Diluted(3),(4)                                   1.82              0.61              (5.68)              0.97              2.32
Dividends paid per common share                      0.32              0.32               0.32               0.32              0.32
Dividends paid per Class A common share              0.36              0.36               0.36               0.36              0.36
Shareholders' equity per share                      21.90             19.96              17.86              25.53             22.10

Consolidated Financial Position:

Total investments                            $  2,325,409      $  2,194,738       $  2,261,353       $  2,455,949      $  2,313,261
Total assets                                    3,460,718         3,057,258          3,117,516          3,258,572         3,181,979
Reserves for unpaid losses and LAE              1,940,895         2,003,187          2,091,072          2,069,986         2,103,714
Long-term debt                                    163,000           203,000            204,699            203,848           203,975
Shareholders' equity(5)                           511,480           478,347            425,828            609,668           524,862

(1) Operating results in 1998, 1997, 1996 and 1995 were impacted by approximately $2.1 million, $12.1 million, $223.1 million and $8.4 million,respectively, of restructuring and other special charges. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further information. In addition, 1994 operating results included a charge of approximately $4.9 million to write down the value of the Company's former headquarters building.
(2) In 1997, the Company refinanced substantially all of its long-term debt resulting in a $4.7 million extraordinary loss, net of tax effect. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(3) In 1997, the Company adopted SFAS No. 128, "Earnings Per Share," which requires the presentation of basic and diluted earnings per share. See Notes 2-H and 16 to the Company's Consolidated Financial Statements for additional information. All prior periods' presentation of earnings per share data has been restated to conform to SFAS No. 128.
(4) For the year ended December 31, 1996 common stock equivalents were not taken into consideration in the computation of weighted-average diluted shares as these common stock equivalents would have an anti-dilutive effect on the net loss per share.
(5) In 1994, shareholders' equity increased $45.3 million related to the adoption of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."
(6) Pre-tax operating income (loss) excludes net realized investment gains. Pre-tax operating income by business segment for all periods is unaudited and has been presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which the Company adopted on January 1, 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 17 to the Company's Consolidated Financial Statements. The Company has excluded net realized investment gains (losses) from the profit and loss measurement it utilizes to assess the performance of its operating segments because (i) net realized investment gains (losses) are unpredictable and not necessarily indicative of current operating fundamentals or future performance and (ii) in many instances, decisions to buy and sell securities are made at the parent holding company level, and such decisions result in net realized gains (losses) that do not relate to the operations of the individual segments.

P M A   C A P I T A L

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following section provides a discussion of the financial results and material changes in financial position for PMA Capital Corporation and its consolidated subsidiaries ("PMA Capital" or the "Company") for the years ended December 31, 1998, 1997 and 1996. The balance sheet information presented below is as of December 31 for each respective year. The statement of operations information is for the years ended December 31 for each respective year. The term "SAP" refers to the statutory accounting practices prescribed or permitted by applicable state insurance departments and the term "GAAP" refers to generally accepted accounting principles.

     In the discussion below, pre-tax operating income (loss) is defined as income (loss) before extra-ordinary loss and before income taxes, but excluding net realized investment gains. Operating revenues consist of all of the Company's revenues, except net realized investment gains.

Consolidated Results

The table below presents the major components of net income (loss):

(dollar amounts in thousands, except per share data)       1998        1997         1996
------------------------------------------------------------------------------------------
Pre-tax operating income (loss)                        $  33,324   $  16,555    $(194,378)
Net realized investment gains                             21,745       8,598        2,984
                                                       -----------------------------------
Income (loss) before income taxes                         55,069      25,153     (191,394)
Provision (benefit) for income taxes                      10,335       5,400      (56,060)
                                                       -----------------------------------
Income (loss) before extraordinary loss                   44,734      19,753     (135,334)
Extraordinary loss, net of related taxes                      --      (4,734)          --
                                                       -----------------------------------
Net income (loss)                                      $  44,734   $  15,019    $(135,334)
                                                       ===================================
Per basic share:
  Income (loss) before extraordinary loss              $    1.89   $    0.83    $   (5.68)
  Extraordinary loss                                          --       (0.20)          --
                                                       -----------------------------------
  Net income (loss)                                    $    1.89   $    0.63    $   (5.68)
                                                       ===================================
Per diluted share:
  Income (loss) before extraordinary loss              $    1.82   $    0.80    $   (5.68)
  Extraordinary loss                                          --       (0.19)          --
                                                       -----------------------------------
  Net income (loss)                                    $    1.82   $    0.61    $   (5.68)
                                                       ===================================

As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures About Segments of an Enterprise and Related Information," which establishes standards for the reporting of information about operating segments. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. In connection with the adoption of SFAS No. 131, the Company has identified four reportable segments: (i) PMA Re, which provides property and casualty reinsurance products and services; (ii) The PMA Insurance Group, which writes workers' compensation and other standard lines of commercial insurance;
(iii) Caliber One, which writes specialty insurance focusing on excess and surplus lines; and (iv) Corporate and Other, which includes unallocated investment income; expenses, including debt service; and taxes, as well as the results of certain of the Company's real estate properties. SFAS No. 131 requires only additional disclosures and does not affect the Company's financial position or results of operations. Because Caliber One's operating results were not significant in 1997, Caliber One's financial information was included within the Corporate and Other segment in 1997.

P M A   C A P I T A L

     The Company has excluded net realized investment gains (losses) from the profit and loss measurement it utilizes to assess the performance of its operating segments because (i) net realized investment gains (losses) are unpredictable and not necessarily indicative of current operating fundamentals or future performance and (ii) in many instances, decisions to buy and sell securities are made at the parent holding company level, and such decisions result in net realized investment gains (losses) that do not relate to the operations of the individual segments (see "Net Realized Investment Gains" below for additional discussion). Pursuant to the adoption of SFAS No. 131, the Company has restated the corresponding information for 1997 and 1996 for comparability, primarily related to certain corporate expenses that were previously allocated to the operating segments that are now reported in the Corporate and Other segment (see Note 17 to the Company's Consolidated Financial Statements for additional information).

     The Company's pre-tax operating income (loss) by principal business segment is as follows:

(dollar amounts in thousands)                                  1998         1997         1996
---------------------------------------------------------------------------------------------
PMA Re                                                    $  46,408    $  45,957    $  44,807
The PMA Insurance Group:
  Excluding Run-off Operations                               10,018       (3,607)    (215,669)
  Run-off Operations(1)                                         452          (73)          --
                                                          -----------------------------------
  Total                                                      10,470       (3,680)    (215,669)
Caliber One                                                  (1,606)          --           --
Corporate and Other                                          (6,939)      (9,954)      (6,464)
                                                          -----------------------------------
Pre-tax operating income (loss) before interest expense      48,333       32,323     (177,326)
Interest expense                                             15,009       15,768       17,052
                                                          -----------------------------------
Pre-tax operating income (loss)                           $  33,324    $  16,555    $(194,378)
                                                          ===================================

(1) Run-off Operations of The PMA Insurance Group were classified by management and segregated from ongoing operations effective December 31, 1996. See "The PMA Insurance Group" for additional discussion of Run-off Operations.

In 1998, the Company reported consolidated pre-tax operating income of $33.3 million compared to $16.6 million in 1997. The improvement in the 1998 results was due primarily to increased pre-tax operating income generated by The PMA Insurance Group and PMA Re, as well as the absence of charges related to The PMA Insurance Group's continued restructuring and cost reduction initiatives of $9.2 million in 1997.

     The Company reported consolidated pre-tax operating income of $16.6 million in 1997 compared to a $194.4 million pre-tax operating loss for 1996. The improvement in 1997 was primarily due to increased pre-tax operating income generated by PMA Re and the absence of pre-tax charges totalling $221.3 million for The PMA Insurance Group primarily related to reserve strengthening and restructuring and cost reduction activities.

     The Company currently expects earnings to continue to improve in 1999 reflecting higher earnings from PMA Re and The PMA Insurance Group. This expectation may differ materially from actual results because of the risk factors noted in the "Cautionary Statements" on page 49.

     Consolidated net income (loss) was $44.7 million in 1998, $15.0 million in 1997 and ($135.0) million in 1996. On March 14, 1997, the Company refinanced substantially all of its outstanding credit agreements not already maturing in 1997 with the revolving credit facility (the "Credit Facility"). In connection with this refinancing, the Company recognized an extraordinary loss, net of tax, from the early extinguishment of debt of $4.7 million in 1997.

P M A   C A P I T A L

PMA Re

Summarized financial results of PMA Re are as follows:

(dollar amounts in thousands)                     1998        1997        1996
-------------------------------------------------------------------------------
Net premiums written                          $234,010    $177,934    $164,053
                                              =================================
Net premiums earned                           $223,559    $163,603    $151,974
Net investment income                           54,734      52,270      48,676
                                              ---------------------------------
Operating revenues                             278,293     215,873     200,650
                                              ---------------------------------
Losses and Loss Adjustment Expenses incurred   154,062     113,931     111,937
Acquisition and operating expenses              77,823      55,985      43,906
                                              ---------------------------------
Total losses and expenses                      231,885     169,916     155,843
                                              ---------------------------------
Pre-tax operating income                      $ 46,408    $ 45,957    $ 44,807
                                              =================================
GAAP loss and LAE ratio                           68.9%       69.6%       73.7%
GAAP combined ratio                              103.7%      103.8%      102.6%
SAP loss and LAE ratio                            68.6%       69.5%       73.7%
SAP combined ratio                               104.3%      103.8%      104.4%


Operating Results

PMA Re's pre-tax operating income increased to $46.4 million in 1998 compared to $46.0 million in 1997, primarily due to higher premium volume and higher investment income, partially offset by increased acquisition costs. The increase in PMA Re's pre-tax operating income to $46.0 million in 1997 compared to $44.8 million in 1996 was due to higher premium volume, improved underwriting results and higher investment income, partially offset by increased acquisition costs.

Premium Revenues

The following table indicates PMA Re's gross and net premiums written by major category of business:

                                                                  1998      1997
(dollar amounts in thousands)     1998       1997       1996  Change %  Change %
--------------------------------------------------------------------------------
Gross premiums written:
  Casualty lines              $206,317   $151,901   $143,991     35.8%      5.5%
  Property lines                76,975     72,625     63,325      6.0%     14.7%
  Other lines                    1,044        795        842     31.3%    (5.6)%
                              --------------------------------------------------
Total                         $284,336   $225,321   $208,158     26.2%      8.2%
                              ==================================================
Net premiums written:
  Casualty lines              $168,452   $118,889   $122,008     41.7%    (2.6)%
  Property lines                64,497     58,257     41,240     10.7%     41.3%
  Other lines                    1,061        788        805     34.6%    (2.1)%
                              --------------------------------------------------
Total                         $234,010   $177,934   $164,053     31.5%      8.5%
                              ==================================================

P M A   C A P I T A L

In 1998 and 1997, net premiums written increased 31.5% and 8.5%, respectively. The increases in 1998 and 1997 primarily reflect expanding relationships with PMA Re's existing clients, as well as new contracts with targeted clients. In addition, as a result of the increased business flow generated by these activities, estimated net premiums written and not received increased by $16.6 million in the fourth quarter of 1998. Partially offsetting these increases in 1998 and 1997 were the effects of highly competitive conditions in the U.S. reinsurance market, which has caused PMA Re not to renew certain accounts largely due to inadequate rates and/or other underwriting concerns.

     PMA Re's net casualty premiums written increased $49.6 million, or 41.7%, in 1998 compared to 1997 and decreased $3.1 million, or 2.6%, in 1997 compared to 1996. The growth in 1998 was due to the generation of new business resulting from the expansion of relationships with existing clients, which accounted for approximately $33 million of net casualty premiums written in 1998, as well as the development of relationships with new clients, which accounted for approximately $17 million of net casualty premiums written in 1998. The decrease in 1997 was primarily attributable to increased retrocessional protection purchased, which offset increases in gross casualty premiums relating to new business with existing clients and larger participation on existing programs.

     PMA Re's net property premiums written increased 10.7% in 1998 compared to 1997 and 41.3% during 1997 compared to 1996. The growth in 1998 was primarily attributable to the addition of new programs covering allied lines. The increase in net property premiums written in 1997 was primarily the result of lower property premiums ceded in 1997.

     Net premiums earned increased 36.6% in 1998 compared to 1997 and 7.7% in 1997 compared to 1996. Each year's increase corresponds to the increase in net premiums written. Generally, trends in net premiums earned follow patterns similar to net premiums written, with premiums being earned principally on a pro rata basis over the terms of the contracts.

Losses and Expenses

The following table indicates the components of PMA Re's combined ratios, as computed on a GAAP basis (1):

                                           1998           1997           1996
------------------------------------------------------------------------------
Loss and LAE ratio                        68.9%          69.6%          73.7%
                                         -------------------------------------
Expense ratio:
  Acquisition expenses                    28.9%          27.6%          24.7%
  Operating expenses                       5.9%           6.6%           4.2%
                                         -------------------------------------
Total expense ratio                       34.8%          34.2%          28.9%
                                         -------------------------------------
Combined ratio-GAAP                      103.7%         103.8%         102.6%
                                         =====================================

(1) The combined ratio computed on a GAAP basis is equal to losses and loss adjustment expenses ("LAE"), plus the sum of acquisition expenses, operating expenses and policyholders' dividends (where applicable), all divided by net premiums earned.

PMA Re's loss and LAE ratio decreased 0.7 points to 68.9% in 1998 compared to 69.6% in 1997. This decrease was primarily attributable to net favorable development on prior years' unpaid losses and LAE of $25.0 million. Net favorable development on prior years' unpaid losses and LAE was $23.3 million and $28.6 million in 1997 and 1996, respectively. In 1997, PMA Re's loss and LAE ratio declined 4.1 points to 69.6% compared to 73.7% in 1996, largely due to increased retrocessional protection purchased for the 1997 accident year.

P M A   C A P I T A L

   The ratio of acquisition expenses to net premiums earned (the "Acquisition Expense Ratio") increased to 28.9% in 1998 from 27.6% and 24.7% in 1997 and 1996, respectively, primarily reflecting the increasingly competitive conditions in the U.S. reinsurance market. Additionally, the ceding commissions that PMA Re received related to its retrocessional catastrophe cover were lower in 1997 than in 1996, which also contributed to the higher Acquisition Expense Ratio in 1997.

   The ratio of operating expenses to net premiums earned (the "Operating Expense Ratio") decreased 0.7 points to 5.9% in 1998 compared to 6.6% in 1997. The improvement in the Operating Expense Ratio primarily reflects faster growth in premiums than in operating expenses. The Operating Expense Ratio increased
2.4 points in 1997 to 6.6% compared to 4.2% in 1996. This increase reflects higher expenses, such as salary and facility expenses, in connection with the addition of staff and expansion of office facilities during 1997. During the three-year period ended December 31, 1998, PMA Re has continued to add staff in response to increased premium volume and to increase the level of specialized services provided to customers.

Net Investment Income

Net investment income increased 4.7% to $54.7 million in 1998 from $52.3 million in 1997, which represented a 7.4% increase from $48.7 million in 1996. Such increases were primarily attributable to the overall increase in PMA Re's invested assets, as well as changes in portfolio holdings. At amortized cost, PMA Re's cash and invested assets increased $52.5 million, or 6.0%, and $49.0 million, or 5.9%, during 1998 and 1997, respectively. During 1998 and 1997, PMA Re shifted some of its holdings from government securities to corporate and asset-backed securities, which generally yield higher levels of investment income.

The PMA Insurance Group

The PMA Insurance Group is comprised of Pennsylvania Manufacturers' Association Insurance Company, Manufacturers Alliance Insurance Company and Pennsylvania Manufacturers Indemnity Company (collectively, the "Pooled Companies"), as well as PMA Management Corp., Pennsylvania Manufacturers International Insurance, Limited and Run-off Operations. Run-off operations ("Run-off Operations") of The PMA Insurance Group were classified by management and segregated from ongoing operations effective December 31, 1996 and include Mid-Atlantic States Casualty Company, PMA Life Insurance Company, PMA International Insurance, Cayman Limited and PMA Insurance, Cayman Limited, which was sold effective July 1, 1998 (see discussion below for further details). The Run-off Operations have been established internally to reinsure certain obligations primarily associated with workers' compensation claims written by the Pooled Companies for the years 1991 and prior. The Run-off Operations have been segregated into separate legal entities and substantially all of the assets of the Run-off Operations are held in trust for the benefit of the Pooled Companies.

P M A   C A P I T A L


Summarized financial results of The PMA Insurance Group are as follows:

(dollar amounts in thousands)                 1998          1997          1996
-------------------------------------------------------------------------------
Net premiums written:
  Workers' compensation                  $ 187,033     $ 175,301     $ 187,698
  Commercial Lines                          57,204        79,669        84,781
  Run-off Operations(1)                     (9,400)      (51,622)           --
                                         --------------------------------------
    Total                                $ 234,837     $ 203,348     $ 272,479
                                         ======================================
Net premiums earned:
  Workers' compensation                  $ 185,132     $ 189,773     $ 176,380
  Commercial Lines                          66,196        74,197        92,221
  Run-off Operations(1)                     (9,400)      (51,622)           --
                                         --------------------------------------
    Total                                  241,928       212,348       268,601
                                         --------------------------------------
Net investment income:
  Excluding Run-off Operations              50,419        53,796        82,364
  Run-off Operations(1)                     14,161        28,131            --
                                         --------------------------------------
    Total                                   64,580        81,927        82,364
                                         --------------------------------------
Other revenues                               9,722        10,482         9,280
                                         --------------------------------------
Operating revenues                         316,230       304,757       360,245
                                         --------------------------------------
Losses and LAE incurred:
  Excluding Run-off Operations             196,018       220,990       424,900
  Run-off Operations(1)                      1,507       (27,460)           --
                                         --------------------------------------
    Total                                  197,525       193,530       424,900
                                         --------------------------------------
Acquisition and operating expenses:
  Excluding Run-off Operations              87,697        96,149       134,759
  Run-off Operations(1)                      2,802         4,042            --
                                         --------------------------------------
    Total                                   90,499       100,191       134,759
                                         --------------------------------------
Dividends to policyholders                  17,736        14,716        16,255
                                         --------------------------------------
Total losses and expenses                  305,760       308,437       575,914
                                         --------------------------------------
Pre-tax operating income (loss)          $  10,470     $  (3,680)    $(215,669)
                                         ======================================
GAAP loss and LAE ratio                       81.6%         91.1%        158.2%
GAAP combined ratio                          122.6%        140.8%        211.4%
SAP loss and LAE ratio(2)                     78.2%         84.0%        125.7%
SAP combined ratio(2)                        113.7%        119.0%        175.6%

(1) Run-off Operations were classified by management and segregated from ongoing operations effective December 31, 1996.
(2) The SAP loss and LAE and combined ratios above relate to the operations of the Pooled Companies.

Operating Results

The PMA Insurance Group increased its pre-tax operating income in 1998 to $10.5 million, compared to a pre-tax operating loss of $3.7 million in 1997, primarily due to improved loss experience in workers' compensation business, reduced exposures in other commercial lines of business and lower operating expenses resulting from ongoing cost reduction initiatives. The PMA Insurance Group decreased its pre-tax operating loss in 1997 to $3.7 million, compared to a pre-tax operating loss of $215.7 million in 1996, primarily due to the absence of a pre-tax charge of $221.3 million ($143.8 million after-tax) to strengthen loss and LAE reserves, to recognize restructuring costs in connection with staff reductions and to write-off certain accounts receivable, as well as lower operating expenses reflecting the impact of cost savings initiatives implemented in late 1996 and in 1997.

P M A   C A P I T A L

The PMA Insurance Group Excluding Run-off Operations

Premium Revenues

Net premiums written, which represent direct premiums written plus premiums assumed, less premiums ceded, decreased in the three-year period ended December 31, 1998. Between 1998 and 1997, net premiums written decreased 4.2%, and between 1997 and 1996, net premiums written decreased 6.4%. The decline in 1998 primarily reflects a decrease of $28.4 million in direct premiums written for commercial lines of business other than workers' compensation, such as commercial auto, general liability, umbrella, multi-peril and commercial property lines (collectively, "Commercial Lines"), partially offset by a decrease of $15.1 million in reinsurance premiums ceded and an increase of $2.4 million in direct premiums written for workers' compensation.

     The decline in 1997 primarily reflects decreases of $10.1 million in direct premiums written for workers' compensation and $4.4 million in reinsurance premiums assumed, as well as an increase of $13.9 million in reinsurance premiums ceded, partially offset by an increase of $10.9 million in direct premiums written for Commercial Lines.

     Direct workers' compensation premiums written were higher in 1998 compared to 1997 due to an increase in risks underwritten during 1998, partially offset by manual rate reductions averaging approximately 13% in its principal marketing territories and continued intense price competition. The decline in direct workers' compensation written premiums in 1997 compared to 1996 was due primarily to rate reductions associated with workers' compensation benefit reform laws and continued intense price competition, partially offset by an increase in risks underwritten.

     The enactment of workers' compensation benefit reform laws in The PMA Insurance Group's marketing territory has caused manual rates for workers' compensation to decline in the past three years. Because manual rate reductions directly affect the prices that The PMA Insurance Group can charge for its rate sensitive workers' compensation products, such declines in manual rate levels have had a significant effect on workers' compensation premium volume. The premium charged on a fixed-cost policy is based upon the manual rates filed with the state insurance department and does not increase or decrease prospectively based upon the losses incurred during the policy period. In terms of manual rates, average rate levels declined approximately 13%, 25% and 7% in 1998, 1997 and 1996, respectively. The decline in rate levels for workers' compensation has been most pronounced in Pennsylvania, where the most significant benefit reforms have occurred. These benefit reform laws also have had a favorable impact on losses and LAE for business written on policies subject to such reform laws (see "Losses and Expenses" below).

     The PMA Insurance Group has shifted its workers' compensation premiums towards lower hazard lines of business such as health care, schools/colleges and retail which comprised 25.8%, 20.6% and 12.9% of total workers' compensation premiums written in 1998, 1997 and 1996, respectively, away from higher hazard lines of business, including construction and manufacturing which comprised 43.1%, 46.4% and 52.0% of total workers' compensation premiums written in 1998, 1997 and 1996, respectively.

     Direct workers' compensation premiums were also impacted by changes in the level of premium adjustments, primarily related to audit premiums and retrospective policies. Under retrospectively rated policies, The PMA Insurance Group receives an up-front provisional premium, which is adjusted based upon the actual loss experience of the insured. In 1998, such adjustments decreased premiums written by $4.7 million ($13.2 million in audit premiums billed and $17.9 million in retrospective premiums

P M A   C A P I T A L


returned). In 1997, such adjustments decreased premiums written by $4.4 million ($15.8 million in audit premiums billed and $20.2 million in retrospective premiums returned), while in 1996, such adjustments reduced premiums written by $6.1 million ($17.1 million in audit premiums billed and $23.2 million in retrospective premiums returned). Changes in actuarial estimates of future premium adjustments on retrospective policies are recorded directly in net premiums written and net premiums earned in the period they are identified (see the Company's 1998 Form 10-K and Note 2-L to the Company's Consolidated Financial Statements for further discussion).

     During 1998, direct writings of Commercial Lines decreased $28.4 million primarily due to planned reductions in such lines as well as continued competitive conditions. Rather than lower prices to what it believes are unacceptable levels, The PMA Insurance Group has chosen not to renew some of its business in the Commercial Lines. In 1998, ceded Commercial Lines premiums decreased $6.4 million compared to 1997 due to the reduction in direct Commercial Lines business written.

     During 1997, direct writings of Commercial Lines increased $10.9 million due primarily to rate increases on existing business, as well as additional companion commercial business associated with new workers' compensation customers.

     The $12.8 million increase in ceded Commercial Lines premiums in 1997 reflects the reduction in the per risk attachment point to $175,000 from $500,000 on a reinsurance treaty that covers substantially all of the Commercial Lines casualty business.

     Net premiums earned decreased 4.8% in 1998 compared to 1997 and 1.7% in 1997 compared to 1996. Each year's decrease corresponds to the decrease in net premiums written. Generally, trends in net premiums earned follow patterns similar to net premiums written, with premiums being earned principally on a pro rata basis over the terms of the policies.

Losses and Expenses

The following table reflects the components of the GAAP combined ratios for The PMA Insurance Group, excluding Run-off Operations:

                                                1998       1997       1996(1)
----------------------------------------------------------------------------
Loss and LAE ratio                             78.0%      83.7%       158.2%
                                              ------------------------------
Expense ratio:
  Acquisition expenses                         18.0%      18.3%        19.7%
  Operating expenses(2)                        13.3%      14.6%        27.4%
                                              ------------------------------
Total expense ratio                            31.3%      32.9%        47.1%
                                              ------------------------------
Policyholders' dividend ratio                   7.1%       5.6%         6.1%
                                              ------------------------------
Combined ratio-GAAP                           116.4%     122.2%       211.4%
                                              ==============================
The components of the loss and LAE
  ratio are as follows:
                                                1998       1997       1996(1)
----------------------------------------------------------------------------
Current accident year - undiscounted           80.0%      81.0%        81.4%
Accretion of discount for prior accident
  years greater than (less than)
  discounting of current accident year         (0.2)%      3.1%         5.5%
Prior year reserve (redundancy) deficiency     (1.8)%     (0.4)%       71.3%
                                              ------------------------------
Loss and LAE ratio                             78.0%      83.7%       158.2%
                                              ==============================

(1) Ratios for 1996 include the results of operations that were classified as Run-off Operations effective December 31, 1996.
(2) The GAAP Operating Expense Ratio excludes $9.0 million, $9.3 million and $8.2 million in 1998, 1997 and 1996, respectively, of PMA Management Corp. direct expenses related to service revenues, which are not included in premiums earned.

P M A   C A P I T A L

     The shift in the mix of business toward workers' compensation premiums had a favorable impact on the loss and LAE ratio in 1998, as workers' compensation business has had better loss experience than other Commercial Lines in The PMA Insurance Group's marketing territory. In addition, measures to control medical costs and LAE in workers' compensation have improved the overall loss and LAE ratio. Medical costs have improved primarily due to The PMA Insurance Group's affiliation with a national preferred provider organization, which became effective in the fourth quarter of 1997. This affiliation has enabled The PMA Insurance Group to lower its cost in providing medical benefits to injured workers. In addition to this improvement in loss costs, LAE have decreased as well, primarily due to continued use of certain claims resolution practices. By using techniques such as managed care and commutations, The PMA Insurance Group has reduced the amount and number of outstanding claims and the amount of time that a claim remains open. This in turn has lowered costs associated with managing open claims.

     Benefit reforms enacted by states in which The PMA Insurance Group transacts business, most significantly Pennsylvania, have had a beneficial impact on more recent accident year loss and LAE ratios. The principal revisions of the Pennsylvania system included medical cost containment measures and an expansion of the period of time during which the insurer may require an employee to accept medical treatment from the employer's list of designated health care providers as well as a substantial reduction in the indemnity benefit periods in Pennsylvania.

     Since 1996, the impact on the loss and LAE ratio from the effects of discounting loss reserves has declined due mainly to the effect of commutations and lower business writings. The PMA Insurance Group has been executing programs under which it commuted, or settled, a large number of workers' compensation claims. Commutations are agreements whereby the claimants, in exchange for a lump sum payment, release their rights to future indemnity payments from The PMA Insurance Group. The PMA Insurance Group paid approximately $64.9 million, $113.0 million and $17.8 million in 1998, 1997 and 1996, respectively, to commute workers' compensation indemnity claims. The commutation programs resulted in payments, which were less than the corresponding carried reserves. Savings associated with these claims were consistent with management's expectations. As substantially all of these reserves were carried on a discounted basis, the ultimate level of discount on The PMA Insurance Group's carried reserves decreased.

     As stated above, during the past five years, direct premiums written for workers' compensation have declined significantly and benefit reforms in The PMA Insurance Group's marketing territory have reduced loss costs in more recent years. As a result, loss reserve levels have declined and the level of discount on such reserves has also declined.

     In 1998, The PMA Insurance Group recorded favorable prior year reserve development of $4.6 million (excluding the accretion of discount), $6.9 million of favorable loss development for workers' compensation reserves, partially offset by $2.3 million of adverse development in Commercial Lines and LAE. In 1997, The PMA Insurance Group recorded favorable prior year development of $1.0 million (excluding the accretion of discount), reflecting favorable development of $6.0 million on workers' compensation reserves, partially offset by reserve strengthening of $5.0 million in commercial multi-peril business. In 1996, adverse prior year development was $191.4 million associated with the following lines of business: workers' compensation, $110.0 million; asbestos and environmental, $60.4 million; and other lines of business, $21.0 million (see
Note 4 to the Company's Consolidated Financial Statements for additional information).

P M A   C A P I T A L


     The 1998 expense ratio declined 1.6 points compared to 1997, which declined
14.2 points compared to 1996, due to reductions in both the Acquisition Expense Ratio and the Operating Expense Ratio. The 1998 Acquisition Expense Ratio decreased 0.3 points compared to 1997, primarily due to a change in the mix of business to workers' compensation business, which has a lower acquisition rate than Commercial Lines. The 1997 Acquisition Expense Ratio decreased 1.4 points compared to 1996, primarily due to ceding commissions received by The PMA Insurance Group on its reinsurance arrangement for commercial lines casualty business, which are recorded as a reduction of acquisition expenses.

     The 1998 Operating Expense Ratio decreased 1.3 points to 13.3% from 14.6% in 1997. The 1997 Operating Expense Ratio decreased 12.8 points to 14.6% compared to 27.4% in 1996. Each year's lower Operating Expense Ratio is primarily attributable to cost reduction programs begun in 1996 at The PMA Insurance Group. Such programs have resulted in lower payroll and related expenses of approximately $5.0 million in 1998 and $4.9 million in 1997. In addition, in 1997, operating expenses decreased $22.5 million compared to 1996 due to the absence of expenses in 1996 such as $7.6 million for a voluntary early retirement program, $4.8 million associated with a change in depreciable lives of computer equipment and $10.1 million in premium balances written off.

     The policyholders' dividend ratios was 7.1%, 5.6% and 6.1% for the years ended December 31, 1998, 1997 and 1996, respectively, primarily reflecting more favorable loss experience. Under policies that are subject to dividend plans, the customer may receive a dividend based upon loss experience during the policy period.

Net Investment Income

Net investment income was $3.4 million lower in 1998 compared to 1997, as lower average investment balances resulting from the pay-down of loss reserves from prior accident years primarily related to the commutation programs and decreasing premium volume were offset by higher investment yields associated with a shift in invested assets towards higher yielding invested assets, such as asset-backed securities. Investment income in 1997 was $28.6 million lower than in 1996, primarily due to the fact that Run-off Operations were not segregated in 1996. In 1997, Run-off Operations had $28.1 million of net investment income.

Run-off Operations

The following table reflects the components of The PMA Insurance Group - Run-off Operations' operating results. The operating results for 1996 are not displayed, as Run-off Operations were not segregated until December 31, 1996.

(dollar amounts in thousands)                           1998             1997
-----------------------------------------------------------------------------

Net premiums earned                                 $ (9,400)        $(51,622)
Net investment income                                 14,161           28,131
                                                    -------------------------
Operating revenues                                     4,761          (23,491)

Losses and LAE incurred                                1,507          (27,460)
Operating expenses                                     2,802            4,042
                                                    -------------------------
Total losses and expenses                              4,309          (23,418)
                                                    -------------------------
Pre-tax operating income (loss)                     $    452         $    (73)
                                                    =========================

P M A   C A P I T A L

     Losses and LAE of the Run-off Operations consist of discount accretion on established loss reserves within the Run-off Operations, partially offset in 1998 by favorable loss development of $10.3 million (of which $9.4 million was returned to the Pooled Companies as a profit commission and recorded as a premium adjustment by the Run-off Operations) and more than offset in 1997 by $51.8 million of favorable loss development. Favorable loss development in 1997 included $37.0 million related to retrospectively rated policies. Furthermore, incurred losses on prior accident years were also favorably affected by the cession of prior year reserves of $14.8 million to a third party reinsurer in 1997. The favorable loss development in 1997 was offset by reductions in earned premiums for the Run-off Operations.

     Net investment income for the Run-off Operations decreased $14.0 million in 1998 compared to 1997, primarily due to the sale of PMA Insurance, Cayman Ltd. ("PMA Cayman"), which decreased invested assets. Effective July 1, 1998, the Company sold PMA Cayman for a purchase price of $1.8 million and recorded an after-tax loss of $1.6 million. This transaction included the transfer of $231.5 million in cash and invested assets to the buyer. At December 31, 1998, the Company had recorded $248.6 million in reinsurance receivables from the buyer related to this transaction, all of which are secured by assets in a trust and by letters of credit (see Note 19 to the Company's Consolidated Financial Statements for additional discussion).

     See "The PMA Insurance Group - Run-off Operations" in the Company's 1998 Form 10-K for additional discussion of Run-off Operations.

Loss Reserves

Unpaid losses and LAE reflect management's best estimate of future amounts needed to pay claims and related settlement costs with respect to insured events which have occurred, including events that have not been reported to the Company. In many cases, significant periods of time, ranging up to several years or more, may elapse between the occurrence of an insured loss, the reporting of the loss to the Company and the Company's payment of that loss. In general, liabilities for reinsurers become known more slowly than for primary insurers and are subject to more unforeseen development. As part of the process in determining these amounts, historical data is reviewed and consideration is given to the impact of various factors, such as legal developments, changes in social attitudes and economic conditions.

     Unpaid losses for the Company's workers' compensation claims, net of reinsurance, at December 31, 1998 and 1997 were $515.6 million and $816.1 million, net of discount of $194.3 million and $460.2 million, respectively. The approximate discount rate used was 5% at December 31, 1998 and 1997.

     Estimating reserves for workers' compensation claims is difficult for several reasons, including (i) the long payment "tail" associated with the business; (ii) the impact of social, political, case law and regulatory trends on benefit levels for both medical and indemnity payments; (iii) the impact of economic trends; and (iv) the impact of changes in the mix of business. At various times, one or a combination of such factors can make the interpretation of actuarial data associated with workers' compensation loss development more difficult, and it can take additional time to recognize changes in loss development patterns. If necessary, adjustments will be made to such reserves as they are identified if loss patterns develop differently than forecasted or if new information becomes available and such adjustments may be material to results of operations, financial condition and liquidity.

P M A   C A P I T A L


     Management believes that its unpaid losses and LAE are fairly stated at December 31, 1998. However, estimating the ultimate claims liability is necessarily a complex and judgmental process inasmuch as the amounts are based on management's informed estimates and judgments using data currently available. As additional experience and data become available regarding claims payment and reporting patterns, legislative developments and economic conditions, the estimates are revised accordingly. If the Company's ultimate net losses prove to differ substantially from the amounts recorded at December 31, 1998, the related adjustments could have a material adverse impact on the Company's financial condition and results of operations.

     At December 31, 1998, 1997 and 1996, the Company's gross reserves for asbestos-related losses were $67.9 million, $76.7 million and $80.1 million, respectively ($43.6 million, $48.6 million and $53.3 million, net of reinsurance, respectively). At December 31, 1998, 1997 and 1996, the Company's gross reserves for environmental-related losses were $47.0 million, $45.1 million and $35.6 million, respectively ($29.4 million, $31.7 million and $34.6 million, net of reinsurance, respectively).

     Estimating reserves for asbestos and environmental exposures continues to be difficult because of several factors, including: (i) evolving methodologies for the estimation of the liabilities; (ii) lack of reliable historical claim data; (iii) uncertainties with respect to insurance and reinsurance coverage related to these obligations; (iv) changing judicial interpretations; and (v) changing government standards. To reserve for environmental claims, the Company currently utilizes a calendar year development technique known as aggregate loss development. This technique focuses on the aggregate losses paid as of a particular date and aggregate payment patterns associated with such claims. Several elements including remediation studies, remediation, defense, declaratory judgment and third party bodily injury claims were considered in estimating the costs and payment patterns of the environmental and toxic tort losses. Prior to the development of these techniques, there was a substantial range in the nature of reserving for environmental and toxic tort liabilities.

     In 1996, the Company performed a ground up analysis of loss reserves for direct asbestos exposures using an actuarially accepted modeling technique. Using historical information as a base and information obtained from a review of open claims files, assumptions were made about future claims activity in order to estimate ultimate losses. For each individual major account, projections were made regarding new plaintiffs per year, the number of years new claims will be reported, the average loss severity per plaintiff and the ratio of LAE to loss. In many cases involving larger asbestos claims, the Company reserved up to the policy limits for the applicable loss coverage parts for the affected accounts. Policy terms and reinsurance treaties were applied in the modeling of future losses.

     Management believes that its reserves for asbestos and environmental claims are appropriately established based upon known facts, existing case law and generally accepted actuarial methodologies. However, due to changing interpretations by courts involving coverage issues, the potential for changes in federal and state standards for clean-up and liability as well as issues involving policy provisions, allocation of liability among participating insurers, proof of coverage and other factors, the Company's ultimate exposure for these claims may vary significantly from the amounts currently recorded, resulting in a potential future adjustment that could be material to the Company's financial condition and results of operations (see "Loss Reserves" in the Company's 1998 Form 10-K and Note 4 to the Company's Consolidated Financial Statements for additional discussion).

P M A   C A P I T A L

Caliber One

Summarized financial results of Caliber One for the year ended December 31, 1998 are as follows:

(dollar amounts in thousands)
------------------------------------------------------------------------------
Net premiums written                                                  $ 6,436
                                                                      =======

Net premiums earned                                                   $ 1,750
Net investment income                                                   1,453
                                                                      -------
Operating revenues                                                      3,203
                                                                      -------

Losses and LAE incurred                                                 1,402
Acquisition and operating expenses                                      3,407
                                                                      -------
Total losses and expenses                                               4,809
                                                                      -------

Pre-tax operating loss                                                $(1,606)
                                                                      =======

In December 1997, PMA Reinsurance Corporation acquired 100% of the outstanding common stock of Caliber One Indemnity Company, domiciled in Delaware and formerly known as Lincoln Insurance Company, for approximately $16.0 million and made a capital contribution of approximately $11.3 million to Caliber One Indemnity Company. All of Caliber One Indemnity Company's acquired loss reserves were reinsured with an affiliate of its former parent for adverse development and uncollectible reinsurance (the "Reserve Guarantee") in the amount of the recorded reserves plus $68.5 million (see Note 1 to the Consolidated Financial Statements for additional discussion). Upon the purchase of Caliber One Indemnity Company, management valued the amount of the Reserve Guarantee at approximately $5.0 million in excess of the stated acquired reserves. Management believes that the Reserve Guarantee will be adequate to cover any future adverse reserve development or uncollectible reinsurance on the acquired reserves. Management believes that the reinsurance obtained as part of the purchase will be adequate to cover any future reserve development or uncollectible reinsurance on the acquired reserves. PMA Reinsurance Corporation intends to maintain Caliber One Indemnity Company's surplus at not less than $25.0 million, the minimum capital and surplus required by many states in order to be an eligible surplus lines carrier.

     In 1998, Caliber One recorded a pre-tax operating loss of $1.6 million, primarily related to start-up costs. Gross premiums written and net premiums written for Caliber One for the year ended December 31, 1998 were $11.8 million and $6.4 million, respectively. As expected, operating expenses, which include start-up costs, were high in 1998 relative to operating revenues.

Corporate and Other

The Corporate and Other segment includes unallocated investment income; expenses, including debt service; and taxes, as well as the results of certain of the Company's real estate properties. For the year ended December 31, 1998, Corporate and Other recorded a pre-tax operating loss before interest expense of $6.9 million compared to $10.0 million in 1997. The decrease in the operating loss in 1998 compared to 1997 was primarily due to lower net expenses from non-core real estate properties in 1998. Additionally, during 1997, the Company incurred $1.8 million of severance and related restructuring costs and pre-operating charges of approximately $900,000 in establishing Caliber One.

     In 1997, Corporate and Other's pre-tax operating loss was $10.0 million compared to $6.5 million in 1996. The decline in the operating results of Corporate and Other operations in 1997 was due mainly to a $2.2 million increase in operating costs related to certain corporate properties disposed of during 1997, as well as $1.8 million of expenses incurred for severance and related restructuring costs. In addition, pre-operating charges of approximately $900,000 associated with establishing Caliber One were reported in Corporate and Other in 1997.

P M A   C A P I T A L


     Interest expense decreased to $15.0 million in 1998 from $15.8 million in 1997 and $17.1 million in 1996, primarily due to the refinancing of the Company's debt with the Credit Facility in March of 1997(see "Liquidity" below for further discussion).

Net Realized Investment Gains

Net realized investment gains amounted to $21.7 million, $8.6 million and $3.0 million in 1998, 1997 and 1996, respectively. During the three-year period ended December 31, 1998, the Company realized gains from investment sales related to the following: (i) transactions to move holdings between taxable and tax-exempt fixed maturity investments in order to maximize after-tax yields; (ii) transactions to expand the asset classes in which the Company invests to capitalize on favorable yield spreads between such instruments and U.S. Treasury securities; and (iii) transactions based upon an assessment of the interest rate environment. Gains and losses on the sale of investments are recognized as a component of net income, but the timing and recognition of such gains and losses are unpredictable and are not indicative of current or future results. Accordingly, such gains and losses are not included as a component of operating income.

     In 1998, the Company diversified its investment portfolio by increasing its holdings of mortgage-backed and other asset-backed securities, while reducing holdings in government securities. In 1997, the Company repositioned its investment portfolio to improve its pre-tax investment yield, while maintaining the maturity matching structure between investments and liability cash flow projections. During 1996, most of the investment sales activity resulted from reducing the Company's holdings of tax-advantaged securities based upon an assessment of the Company's projected tax position.

Liquidity and Capital Resources

Liquidity

Liquidity is a measure of an entity's ability to secure enough cash to meet its contractual obligations and operating needs. At the holding company level, the Company requires cash to pay debt obligations, dividends to shareholders and taxes to the Federal government, as well as to capitalize subsidiaries from time to time. PMA Capital's primary sources of liquidity are dividends from subsidiaries, net tax payments received from subsidiaries and borrowings.

     At December 31, 1998, the Company had $163.0 million outstanding under its existing Credit Facility compared to $203.0 million outstanding at December 31, 1997. In 1998, the Company made an unscheduled debt repayment of $40.0 million to reduce the outstanding debt to $163.0 million and increase the amount available under the Credit Facility to $72.0 million. In 1997, the Company made scheduled debt payments of $7.3 million as well as an additional debt repayment of $8.0 million before refinancing all of its credit agreements not already maturing in 1997. During 1996, the Company made scheduled repayments on its senior note facilities of $25.1 million through drawdowns on its revolving Credit Facility. The final expiration of the Credit Facility will be December 31, 2002, maturing in an installment of $38.0 million in 2000 and installments of $62.5 million in 2001 and 2002. The Company paid interest of $14.9 million, $19.8 million and $16.6 million in 1998, 1997 and 1996, respectively.

     In addition to the Credit Facility, the Company maintains a committed facility of $50.0 million for letters of credit (the "Letter of Credit Facility"). The Letter of Credit Facility is utilized primarily for securing reinsurance obligations of the Company's insurance subsidiaries. As of December 31, 1998, the Company had $46.9 million outstanding in letters of credit under the Letter of Credit Facility.

P M A   C A P I T A L

     The Company's domestic insurance subsidiaries' ability to pay dividends to the holding company is limited by the insurance laws and regulations of Pennsylvania. Under such laws and regulations, dividends may not be paid without prior approval of the Commissioner in excess of the greater of (i) 10% of surplus as regards to policyholders as of the end of the preceding year or (ii) SAP net income for the preceding year, but in no event to exceed unassigned funds. Under this standard, the Pooled Companies and PMA Re can pay an aggregate of $51.8 million of dividends without the prior approval of the Commissioner during 1999. Caliber One Indemnity Company is directly owned by PMA Reinsurance Corporation and, as such, its dividends may not be paid directly to PMA Capital. Dividends from subsidiaries were $35.5 million, $22.5 million and $53.6 million in 1998, 1997 and 1996, respectively.

     Net tax payments received from subsidiaries were $29.7 million, $20.0 million and $12.0 million in 1998, 1997 and 1996, respectively. In December 1998, the Company received a refund from the Internal Revenue Service ("IRS") of approximately $15.0 million relating to Federal income taxes paid by the Company. The refund relates to a claim for refund filed by the Company with regard to its 1992 U.S. Federal income tax return. In 1997, the Company received a refund from the IRS of approximately $16.8 million as a result of a net operating loss, which was generated in 1996 and carried back to 1993, 1994 and 1995 (see Note 8 to the Company's Consolidated Financial Statements for additional discussion of income taxes).

     PMA Capital's dividends to shareholders are restricted by its debt agreements. Based upon the terms of the Credit Facility and the Letter of Credit Facility, under the most restrictive debt covenant, PMA Capital would be able to pay dividends of approximately $15.6 million in 1999. The Company paid dividends to shareholders of $7.9 million, $8.0 million and $7.9 million in 1998, 1997 and 1996, respectively.

     In December 1997, PMA Reinsurance Corporation acquired 100% of the outstanding common stock of Caliber One Indemnity Company for approximately $16.0 million and made a capital contribution of approximately $11.3 million to Caliber One Indemnity Company (see "Caliber One" herein for additional discussion).

     PMA Capital also made cash capital contributions to its subsidiaries totaling $480,000, $11.0 million and $50.0 million in 1998, 1997 and 1996, respectively.

     In February of 1998, the Company's Board of Directors authorized a plan to repurchase shares of common stock and Class A common stock in an amount not to exceed $25.0 million. During 1998, the Company repurchased a total of 996,442 shares at a total cost of $18.9 million (average per share price was $18.92), leaving $6.1 million of share repurchase authorization under its February 1998 repurchase program. In February 1999, PMA Capital's Board of Directors authorized an additional $20.0 million of share repurchase authority. Decisions regarding share repurchases are subject to prevailing market conditions and the costs and benefits associated with alternative uses of capital.

     Management believes that the Company's sources of funds will provide sufficient liquidity to meet short-term and long-term obligations.

Capital Resources

The Company's total assets increased to $3,460.7 million at December
31, 1998 from $3,057.3 million at December 31, 1997. Total investments increased $130.7 million to $2,325.4 million at December 31, 1998. The increase in investments is primarily attributable to the Company's securities lending program, which increased invested assets by $421.1 million (see Note 3 to the Company's Consolidated Financial Statements for additional discussion), partially offset by the sale of PMA Cayman (see "The PMA Insurance Group - Run-off Operations" herein and Note 19 to the

P M A   C A P I T A L


Company's Consolidated Financial Statements for additional discussion). All other assets increased $272.8 million at December 31, 1998 compared to December 31, 1997, primarily due to an increase of $277.9 million in reinsurance receivables. The increase in reinsurance receivables primarily relates to the sale of PMA Cayman, which resulted in the recording of reinsurance receivables of $248.6 million.

     Presently, management believes that the existing capital structure is appropriate. However, management continually monitors the capital structure in light of developments in the business, and the present assessment could change as management becomes aware of new opportunities and challenges in the Company's business.

     The Company actively manages its exposure to catastrophes through its underwriting process, where the Company generally monitors the accumulation of insurable values in catastrophe prone regions. Also, in writing property reinsurance coverages, PMA Re typically requires per occurrence loss limitations for contracts that could have catastrophe exposure. Through per risk reinsurance, the Company also manages its net retention in each exposure. In addition, PMA Re maintains retrocessional protection of $48.0 million in excess of $2.0 million per occurrence and The PMA Insurance Group maintains catastrophe reinsurance protection of $27.7 million excess of $850,000. As a result, the Company's loss and LAE ratios have not been significantly impacted by catastrophes in 1998, 1997 or 1996. Although the Company believes that it has adequate reinsurance to protect against the estimated probable maximum gross loss from a catastrophe, an especially severe catastrophe or series of catastrophes could exceed the Company's reinsurance and/or retrocessional protection and may have a material adverse impact on the Company's results of operations and financial condition.

At December 31, 1998, the Company's reinsurance and retrocessional protection was as follows:

                                         Retention             Limits (1)
-------------------------------------------------------------------------
PMA Re
  Per Occurrence:
    Casualty lines                   $ 2.8 million        $ 17.5 million
    Workers' compensation            $ 2.0 million        $ 98.0 million
    Property lines                   $ 2.0 million        $ 48.0 million
  Per Risk:
    Property lines                   $ 800,000            $  4.3 million
    Casualty lines                   $ 1.5 million        $  6.0 million

The PMA Insurance Group
  Per Occurrence:
    Workers' compensation            $ 1.5 million(2)     $103.5 million
  Per Risk:
    Property lines                   $ 500,000(3)         $ 19.5 million
    Auto physical damage             $ 500,000            $  2.0 million
    Other casualty lines             $ 175,000(4)         $  4.8 million

Caliber One
  Per Occurrence and Per Risk:
    Property lines                   $ 200,000            $  4.8 million
    Casualty lines                   $ 500,000            $  4.5 million

(1) Represents the amount of loss protection above the Company's level of loss retention.
(2) Effective January 1, 1999, The PMA Insurance Group's net retention on workers' compensation has been reduced to $150,000.
(3) This coverage also provides protection of $48.5 million per occurrence over its combined net retention of $500,000.
(4) This coverage also provides protection of $49.8 million per occurrence over its combined net retention of $175,000.

P M A   C A P I T A L

The Company performs extensive credit reviews on its reinsurers, focusing on, among other things, financial capacity, stability, trends and commitment to the reinsurance business. Prospective and existing reinsurers failing to meet the Company's standards are excluded from the Company's reinsurance programs. In addition, the Company requires letters of credit or other acceptable collateral to support balances due from reinsurers not authorized to transact business in the applicable jurisdictions (see Note 5 to the Company's Consolidated Financial Statements for a listing of reinsurance recoverables due from unaffiliated single reinsurers in excess of 3% of shareholders' equity as of December 31,
1998).

Investments

The Company's investment policy objectives are to (i) seek competitive after-tax income and total return, (ii) maintain high investment grade asset quality and marketability, (iii) maintain maturity distribution commensurate with the Company's business objectives, (iv) provide portfolio flexibility for changing business and investment climates and (v) provide liquidity to meet operating objectives. The Company's investment strategy includes guidelines for asset quality standards, asset allocations and other relevant criteria for its portfolio. In addition, maturities are structured after projecting liability cash flows with actuarial models. The Company's portfolio does not contain any significant concentrations in single issuers (other than U.S. treasury and agency obligations), industry segments or geographic regions.The Company has no investments which are not dollar denominated as of December 31, 1998.

The following table summarizes the Company's investments by fair value as of December 31:

                                                             1998                  1997
                                                    -----------------------------------------
(dollar amounts in millions)                        Fair Value  Percent   Fair Value  Percent
---------------------------------------------------------------------------------------------
U.S. Treasury securities and
  obligations of U.S. Government agencies           $    827.2    35.5%   $  1,134.9    51.7%
Obligations of states, political
  subdivisions and foreign governments                    24.9     1.1%         --      --
Corporate debt securities                                420.3    18.1%        477.0    21.7%
Mortgage-backed and other asset-backed securities        555.0    23.9%        317.6    14.5%
Short-term investments                                   498.0    21.4%        265.2    12.1%
                                                    -----------------------------------------
Total                                               $  2,325.4   100.0%   $  2,194.7   100.0%
                                                    =========================================


Mortgage-backed and other asset-backed securities include collateralized mortgage obligations ("CMOs") of $100.0 million and $4.2 million carried at fair value as of December 31, 1998 and 1997, respectively. CMO holdings are concentrated in securities with limited prepayment, extension and default risk, such as planned amortization class bonds.

P M A   C A P I T A L

The following table indicates the composition of the Company's fixed maturities portfolio at fair value, excluding short-term investments, by rating as of December 31:

                                              (dollar amounts in millions)
                                              1998                   1997
                                     ------------------------------------------
Ratings (1)                          Fair Value  Percent    Fair Value  Percent
-------------------------------------------------------------------------------
U.S. Treasury securities and AAA     $  1,355.2    74.2%    $  1,449.0    75.1%
AA                                        100.5     5.5%         150.0     7.8%
A                                         266.4    14.6%         282.2    14.6%
BBB                                       105.3     5.7%          48.3     2.5%
                                     ------------------------------------------
Total                                $  1,827.4   100.0%    $  1,929.5   100.0%
                                     ==========================================

(1) Ratings as assigned by Standard and Poor's. Such ratings are generally assigned at the time of the issuance of the securities, subject to revision on the basis of ongoing evaluations.

The following table reflects the Company's investment results:

(dollar amounts in millions)               1998           1997           1996
-----------------------------------------------------------------------------
Average invested assets(1)          $   2,048.5    $   2,236.0    $   2,371.6
Net investment income(2)            $     119.1    $     132.8    $     130.8
Net effective yield(3)                     5.82%          5.94%          5.52%

(1) Average invested assets throughout the year, at amortized cost, excluding amounts related to securities lending activities.
(2) Gross investment income less investment expenses. Excludes net realized investment gains and amounts related to securities lending activities.
(3) Net investment income for the period divided by average invested assets for the same period.

As of December 31, 1998, the duration of the Company's investments was 5.1 years and the duration of its insurance reserves was 4.9 years.

     See "Business - Investments" in the Company's 1998 Form 10-K and Notes 2-B and 3 to the Company's Consolidated Financial Statements for additional discussion.

Market Risk of Financial Instruments

A significant portion of PMA Capital's assets and liabilities are financial instruments, which are subject to the market risk of potential losses from adverse changes in market rates and prices. The Company's primary market risk exposures relate to interest rate risk on fixed rate domestic medium-term instruments and, to a lesser extent, domestic short- and long-term instruments. The Company has established strategies, asset quality standards, asset allocations and other relevant criteria for its portfolio to manage its exposure to market risk. In addition, maturities are structured after projecting liability cash flows with actuarial models. The Company currently has only one derivative instrument outstanding, an interest rate swap on its Credit Facility, which is used as a hedge. All of the Company's financial instruments are held for purposes other than trading. The Company's portfolio does not contain any significant concentrations in single issuers (other than U.S. treasury and agency obligations), industry segments or geographic regions (see Notes 3, 6 and 10 to the Company's Consolidated Financial Statements for additional discussion).

     Caution should be used in evaluating PMA Capital's overall market risk from the information below, since actual results could differ materially because the information was developed using estimates and assumptions as described below, and because insurance liabilities and reinsurance receivables are excluded in the hypothetical effects (insurance liabilities represent 73.5% of total liabilities and reinsurance receivables on unpaid losses represent 17.2% of total assets).

P M A   C A P I T A L

     The hypothetical effects of changes in market rates or prices on the fair values of financial instruments as of December 31, 1998, excluding insurance liabilities and reinsurance receivables on unpaid losses because such insurance related assets and liabilities are not carried at fair value, would have been as follows:

 .    If interest rates had increased by 100 basis points, there would have been no significant change in the fair value of the Company's long-term debt or the related swap agreement. The change in fair values was determined by estimating the present value of future cash flows using models that measure the change in net present values arising from selected hypothetical changes in market interest rates.

 .    If interest rates had increased by 100 basis points, there would have been an approximate $106.8 million net decrease in the fair value of the Company's investment portfolio. The change in fair values was determined by estimating the present value of future cash flows using various models, primarily duration modeling.

Other Matters

The Company's businesses are subject to a changing social, economic, legal, legislative and regulatory environment that could affect them. Some of the changes include initiatives to restrict insurance pricing and the application of underwriting standards and reinterpret insurance contracts long after the policies were written to provide coverage unanticipated by the Company. The eventual effect on the Company of the changing environment in which it operates remains uncertain (see Notes 4, 8, 11 and 13 to the Company's Consolidated Financial Statements for additional discussion).

Year 2000 Issue

As a consequence of the programming convention which utilized a two-digit field rather than a four-digit field, certain information technology ("IT") systems and non-IT systems, such as equipment with embedded chips or microprocessors, require reprogramming or replacement to enable them to perform correctly date operations involving year 2000 or later ("Year 2000 Issue").

     With the assistance of outside consulting groups, the Company began evaluating and reprogramming its IT systems to address the Year 2000 Issue in late 1995. The Company's Year 2000 systems' program consists of four phases: (i) identifying systems requiring remediation; (ii) assessing the requirements to remediate those systems; (iii) remediating those systems to make them Year 2000 ready by either modifying or replacing them; and (iv) testing the systems for Year 2000 readiness, including, where applicable, that they properly interface with third parties. The Company has completed the identification and assessment phases with respect to its IT systems that are critical to maintaining operations or the failure of which would result in significant costs or disruption of operations ("mission critical systems"). As of February 28, 1999, the Company had remediated and tested all of its mission critical systems. In addition, the Company will continue to test its mission critical systems under varying testing scenarios throughout 1999.

     The Company has identified all of its non-IT systems that may require Year 2000 remediation, including office equipment and physical facilities, which contain microprocessors or other embedded technology over which it has control. As of February 28, 1999, substantially all of these non-IT systems are believed to be Year 2000 ready to the extent reasonably necessary to conduct the Company's day-to-day operations. Because the Company is not materially dependent upon non-IT systems, the effect of a failure of these systems is not expected to be material to the Company's financial condition or results of operations.

P M A   C A P I T A L


     The cost of the Company's Year 2000 readiness work through December 31, 1998 has been approximately $5.4 million, including approximately $1.5 million incurred during 1998. The Company does not expect to incur material costs in 1999 in connection with the Year 2000 Issue.

     The Company also is continuing to evaluate its relationships with certain third parties with which the Company has a direct and material relationship to determine whether they are Year 2000 ready, such as banks, brokers, reinsurers, third party service providers, software and other service vendors, and agents and other intermediaries. As of February 28, 1999, the responses received from such third parties to inquiries made by the Company indicate that these third parties either are or expect to be Year 2000 ready by December 31, 1999.

     Even assuming that all material third parties provide a timely representation concerning their Year 2000 readiness, it is not possible to state with certainty that such representations will turn out to have been accurate, or that the operations of such third parties will not be materially impacted in turn by other parties with whom they themselves have a material relationship, and who fail to timely become Year 2000 ready. Consequently, the effect, if any, on the Company's results of operations from the failure of such third parties to be Year 2000 ready is not reasonably estimable. However, the failure of one or more third parties with whom the Company has a material relationship to be Year 2000 ready could cause significant disruptions in the Company's ability to pay claims, receive and deposit funds and make investments, which could have a material adverse effect on the Company's financial condition and results of operations. The Company's contingency plans in the event of failure of such third parties to be Year 2000 ready include replacing the third party, performing directly the services performed by the third party and maintaining liquidity under the Company's Credit Facility.

     Although the Company believes that Year 2000 Issues related to its hardware and internal software programs are not likely to result in any material adverse disruptions in the Company's computer systems or its other business operations, it has begun, but not yet completed, an analysis of the operational problems that the Company believes would be reasonably likely to result from the failure by the Company and certain third parties to successfully complete efforts necessary to achieve Year 2000 readiness on a timely basis. The Company expects to complete this analysis in the second quarter of 1999. The Company is also developing contingency plans to provide for the resumption of its computer systems and its other business operations in the event such Year 2000 problems occur. These plans are expected to be completed in the second quarter of 1999; however, the Company intends throughout 1999 to review and modify such plans on an ongoing basis as new information becomes available or circumstances materially change.

     The costs of the Company's Year 2000 efforts and the dates on which the Company believes it will complete such efforts are based on management's best estimates, which were derived using numerous assumptions regarding future events, including the continued availability of certain resources, third-party remediation plans, and other factors. There can be no assurance that these estimates will prove to be accurate, and actual results could differ materially from those currently anticipated. Specific factors that could cause such material differences include, but are not limited to, the availability and costs of personnel trained in Year 2000 Issues; the Company's ability to identify, assess, remediate and test all relevant computer codes and embedded technology; the risk that reasonable testing will not uncover all Year 2000 problems; and similar uncertainties.

P M A   C A P I T A L

     In addition to the costs and risks associated with internal systems and third parties, the Company may have underwriting exposure related to the Year 2000 Issue. Businesses materially damaged as a result of the Year 2000 Issue may attempt to recoup their losses by claiming coverage under various types of insurance policies underwritten by the Company and by ceding companies to whom the Company provides reinsurance. The Company is attempting, whenever possible, to avoid or otherwise limit its potential Year 2000 exposure through its underwriting process. In the event that claims for Year 2000 Issues are asserted against the Company, it is not possible to predict whether or to what extent any such coverage could ultimately be found to exist by courts in various jurisdictions, or, if found, the effect thereof on the Company. In addition, even if such coverage were found not to exist, which cannot be predicted, the costs of litigation could be material. In the absence of any claims experience at this time, such losses and costs are not currently reasonably estimable.

Comparison of SAP and GAAP Results

The results presented above vary in certain respects from statutory accounting practices prescribed or permitted by the Pennsylvania Insurance Department and the Delaware Insurance Department, (collectively "SAP"). Prescribed SAP includes state laws, regulations and general administrative rules, as well as a variety of National Association of Insurance Commissioners ("NAIC") publications. Permitted SAP encompasses all accounting practices that are not prescribed. In 1998, the NAIC adopted the Codification of Statutory Accounting Principles ("Codification") guidance, which will replace the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting. Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas, such as deferred income taxes, which will be recorded under Codification.

     The Insurance Department of Pennsylvania has adopted Codification, effective January 1, 2001. The Company is in the process of estimating the impact that Codification will have on its statutory surplus (see Note 18 to the Company's Consolidated Financial Statements for additional discussion).

Recent Accounting Pronouncements

In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125, which is effective for transfers and extinguishments occurring after December 31, 1996, provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. In December 1996, FASB issued SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125," which deferred for one year certain provisions of SFAS No. 125.

     As of January 1, 1998, the Company adopted SFAS No. 130, "Comprehensive Income," which establishes standards for the reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses). SFAS No. 130 requires that all items required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

     As of January 1, 1998, the Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" (see "Results of Operations" above for additional discussion).

     In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which revises employers' disclosures about pensions and other post-retirement benefit plans. SFAS No. 132 does not change the measurement or recognition of those plans and was effective for fiscal years beginning after December 15, 1997.

P M A   C A P I T A L


     In January 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" ("SOP 97-3"). SOP 97-3, which is effective for fiscal years beginning after December 15, 1998, provides guidance for determining when an insurance company should recognize a liability for guaranty fund and other insurance-related assessments and how to measure that liability. The impact of adopting SOP 97-3 will be reflected as a cumulative effect of an accounting change in the first quarter of 1999 and is not expected to exceed $5.0 million on a pre-tax basis.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as "derivatives") and for hedging activities. SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. While the Company is presently evaluating the impact of SFAS No. 133, the adoption of SFAS No. 133 is not expected to have a material impact on the Company's financial condition or results of operations.

     See Note 2-K to the Company's Consolidated Financial Statements for additional discussion.

Cautionary Statements

Except for historical information provided in this Management's Discussion and Analysis and otherwise in this report, statements made throughout this report are forward-looking and contain information about financial results, economic conditions, trends and known uncertainties. These forward-looking statements are based on currently available financial, competitive and economic data and the Company's current operating plans based on assumptions regarding future events. The Company's actual results could differ materially from those expected by the Company's management. The factors that could cause actual results to vary materially, some of which are described with the forward-looking statements, include, but are not limited to, changes in general economic conditions, including the performance of financial markets and interest rates; regulatory or tax changes, including changes in risk-based capital or other regulatory standards that affect the ability of the Company to conduct its business; competitive or regulatory changes that affect the cost of or demand for the Company's products; the Company's ability to meet its marketing objectives; the effect of changes in workers' compensation statutes and their administration; the Company's ability to predict and effectively manage claims related to insurance and reinsurance policies; reliance on key management; adequacy of reserves for claim liabilities; adverse property and casualty loss development for events the Company insured in prior years; adequacy and collectibility of reinsurance purchased by the Company; severity of natural disasters and other catastrophes; and other factors disclosed from time to time in reports filed by the Company with the Securities and Exchange Commission. Investors should not place undue reliance on any such forward-looking statements.

P M A   C A P I T A L

Consolidated Balance Sheets

                                                                                                     December 31,
(in thousands, except share data)                                                              1998               1997
----------------------------------------------------------------------------------------------------------------------
Assets:
Investments:
  Fixed maturities available for sale, at fair value (amortized cost:
    1998 - $1,781,188; 1997 - $1,900,594)                                               $ 1,827,354        $ 1,929,518
  Equity securities, at fair value (cost: 1998 - $5; 1997 - $5)                                  17                 13
  Short-term investments, at cost which approximates fair value                             498,038            265,207
                                                                                        ------------------------------
    Total investments                                                                     2,325,409          2,194,738

Cash                                                                                          2,562             32,148
Accrued investment income                                                                    19,900             23,818
Premiums receivable (net of valuation allowance: 1998 - $19,874; 1997 - $18,406)            279,633            252,425
Reinsurance receivables (net of valuation allowance: 1998 - $2,178; 1997 - $2,096)          610,291            332,406
Deferred income taxes, net                                                                   63,929             70,391
Deferred acquisition costs                                                                   51,115             45,288
Other assets                                                                                107,879            106,044
                                                                                        ------------------------------
    Total assets                                                                        $ 3,460,718        $ 3,057,258
                                                                                        ==============================

Liabilities:
Unpaid losses and loss adjustment expenses                                              $ 1,940,895        $ 2,003,187
Unearned premiums                                                                           227,945            211,455
Long-term debt                                                                              163,000            203,000
Accounts payable and accrued expenses                                                       107,952             81,524
Funds held under reinsurance treaties                                                        77,674             69,545
Dividends to policyholders                                                                   10,700             10,200
Payable under securities loan agreements                                                    421,072                 --
                                                                                        ------------------------------
    Total liabilities                                                                     2,949,238          2,578,911
                                                                                        ------------------------------

Commitments and contingencies (Note 13)

Shareholders' Equity:
Common stock, $5 par value (40,000,000 shares authorized;
  1998 - 13,956,268 shares issued and 13,520,261 outstanding;
  1997 - 15,286,263 shares issued and 14,850,789 outstanding)                                69,781             76,431
Class A common stock, $5 par value (40,000,000 shares authorized;
  1998 - 10,486,677 shares issued and 9,837,963 outstanding;
  1997 - 9,156,682 shares issued and 9,117,735 outstanding)                                  52,433             45,783
Additional paid-in capital - Class A common stock                                               339                339
Retained earnings                                                                           377,601            343,368
Accumulated other comprehensive income                                                       30,016             18,806
Notes receivable from officers                                                                 (498)              (198)
Treasury stock, at cost:
  Common stock (1998 - 436,007 shares; 1997 - 435,474 shares)                                (5,582)            (5,572)
  Class A common stock (1998 - 648,714 shares; 1997 - 38,947 shares)                        (12,610)              (610)
                                                                                        ------------------------------
    Total shareholders' equity                                                              511,480            478,347
                                                                                        ------------------------------
    Total liabilities and shareholders' equity                                          $ 3,460,718        $ 3,057,258
                                                                                        ==============================

See accompanying notes to the consolidated financial statements.

P M A   C A P I T A L

Consolidated Statements of Operations

                                                                             For the years ended December 31,
(in thousands, except per share data)                                   1998               1997               1996
------------------------------------------------------------------------------------------------------------------
Revenues:
  Net premiums written                                             $ 474,761          $ 381,282          $ 432,975
  Change in net unearned premiums                                     (8,046)            (5,331)           (12,400)
                                                                   -----------------------------------------------
    Net premiums earned                                              466,715            375,951            420,575
  Net investment income                                              120,125            133,392            130,837
  Net realized investment gains                                       21,745              8,598              2,984
  Other revenues                                                      14,896             13,617             12,288
                                                                   -----------------------------------------------
    Total revenues                                                   623,481            531,558            566,684
                                                                   -----------------------------------------------
Losses and Expenses:
  Losses and loss adjustment expenses                                352,671            307,281            536,623
  Acquisition expenses                                               110,837             93,501             90,292
  Operating expenses                                                  72,159             75,139             97,856
  Dividends to policyholders                                          17,736             14,716             16,255
  Interest expense                                                    15,009             15,768             17,052
                                                                   -----------------------------------------------
    Total losses and expenses                                        568,412            506,405            758,078
                                                                   -----------------------------------------------

    Income (loss) before income taxes and extraordinary loss          55,069             25,153           (191,394)
                                                                   -----------------------------------------------

Provision (benefit) for income taxes:
  Current                                                              9,910             (4,506)           (44,572)
  Deferred                                                               425              9,906            (11,488)
                                                                   -----------------------------------------------
    Total                                                             10,335              5,400            (56,060)
                                                                   -----------------------------------------------

    Income (loss) before extraordinary loss                           44,734             19,753           (135,334)

Extraordinary loss from early extinguishment
  of debt (net of income tax benefit of $2,549)                           --             (4,734)                --
                                                                   -----------------------------------------------
  Net income (loss)                                                $  44,734          $  15,019          $(135,334)
                                                                   ===============================================
Income (loss) per share:
  Basic:
    Income (loss) before extraordinary loss                        $    1.89          $    0.83          $   (5.68)
    Extraordinary loss                                                    --              (0.20)                --
                                                                   -----------------------------------------------
  Net income (loss)                                                $    1.89          $    0.63          $   (5.68)
                                                                   ===============================================
  Diluted:
    Income (loss) before extraordinary loss                        $    1.82          $    0.80          $   (5.68)
    Extraordinary loss                                                    --              (0.19)                --
                                                                   -----------------------------------------------
  Net income (loss)                                                $    1.82          $    0.61          $   (5.68)
                                                                   ===============================================


See accompanying notes to the consolidated financial statements.

P M A   C A P I T A L

Consolidated Statements of Shareholders' Equity

                                                                             For the years ended December 31,
(in thousands)                                                          1998               1997               1996
------------------------------------------------------------------------------------------------------------------
Common stock:
   Balance at beginning of year                                    $  76,431          $  80,477          $  85,223
   Conversion of Common stock into Class A common stock               (6,650)            (4,046)            (4,746)
                                                                   -----------------------------------------------
   Balance at end of year                                             69,781             76,431             80,477
                                                                   -----------------------------------------------
Class A common stock:
   Balance at beginning of year                                       45,783             41,239             36,493
   Conversion of Common stock into Class A common stock                6,650              4,046              4,746
   Issuance of shares                                                     --                498                 --
                                                                   -----------------------------------------------
   Balance at end of year                                             52,433             45,783             41,239
                                                                   -----------------------------------------------
Additional paid-in capital - Class A common stock:
   Balance at beginning of year                                          339                 --                 --
   Issuance of shares                                                     --                339                 --
                                                                   -----------------------------------------------
   Balance at end of year                                                339                339                 --
                                                                   -----------------------------------------------
Retained earnings:
   Balance at beginning of year                                      343,368            336,921            480,181
   Net income                                                         44,734             15,019           (135,334)
   Common stock dividends declared                                    (4,527)            (4,842)            (5,138)
   Class A common stock dividends declared                            (3,417)            (3,147)            (2,788)
   Reissuance of treasury shares under employee benefit plans         (2,557)              (583)                --
                                                                   -----------------------------------------------
   Balance at end of year                                            377,601            343,368            336,921
                                                                   -----------------------------------------------
Accumulated other comprehensive income (loss):
   Balance at beginning of year                                       18,806            (24,874)            17,511
   Other comprehensive income (loss) (net of tax effect:
     1998 - ($6,036); 1997 - ($23,520); 1996 - $22,823)               11,210             43,680            (42,385)
                                                                   -----------------------------------------------
   Balance at end of year                                             30,016             18,806            (24,874)
                                                                   -----------------------------------------------
Notes receivable from officers:
   Balance at beginning of year                                         (198)            (1,162)            (3,896)
   (Issuance) repayment of notes receivable from officers               (300)               964              2,734
                                                                   -----------------------------------------------
   Balance at end of year                                               (498)              (198)            (1,162)
                                                                   -----------------------------------------------
Treasury stock - Common:
   Balance at beginning of year                                       (5,572)            (5,408)            (4,769)
   Purchase of treasury shares                                           (10)              (164)              (639)
                                                                   -----------------------------------------------
   Balance at end of year                                             (5,582)            (5,572)            (5,408)
                                                                   -----------------------------------------------
Treasury stock - Class A common:
   Balance at beginning of year                                         (610)            (1,365)            (1,075)
   Purchase of treasury shares                                       (18,840)              (433)            (1,867)
   Reissuance of treasury shares under employee benefit plans          6,840              1,188              1,577
                                                                   -----------------------------------------------
   Balance at end of year                                            (12,610)              (610)            (1,365)
                                                                   -----------------------------------------------
Total shareholders' equity:
   Balance at beginning of year                                      478,347            425,828            609,668
   Issuance of shares                                                     --                837                 --
   Net income (loss)                                                  44,734             15,019           (135,334)
   Common stock dividends declared                                    (4,527)            (4,842)            (5,138)
   Class A common stock dividends declared                            (3,417)            (3,147)            (2,788)
   Other comprehensive income (loss)                                  11,210             43,680            (42,385)
   (Issuance) repayment of notes receivable from officers               (300)               964              2,734
   Purchase of treasury shares                                       (18,850)              (597)            (2,506)
   Reissuance of treasury shares under employee benefit plans          4,283                605              1,577
                                                                   -----------------------------------------------
   Balance at end of year                                          $ 511,480          $ 478,347          $ 425,828
                                                                   ===============================================

See accompanying notes to the consolidated financial statements.

P M A   C A P I T A L

Consolidated Statements of Cash Flows

                                                                           For the years ended December 31,
(in thousands)                                                        1998               1997               1996
----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income (loss)                                              $    44,734        $    15,019        $  (135,334)
Adjustments to reconcile net income (loss) to net cash flows used in operating activities:
  Depreciation and amortization                                      5,895              8,690             12,511
  Provision (benefit) for deferred income taxes                        425              9,906            (11,488)
  Extraordinary loss from early extinguishment of debt                  --             (4,734)                --
  Net realized investment gains                                    (21,745)            (8,598)            (2,984)
  Change in:
    Premiums receivable and unearned premiums, net                 (10,718)            39,030             17,983
    Dividends to policyholders                                         500             (2,324)              (632)
    Reinsurance receivables                                        (60,348)           (74,423)             6,664
    Unpaid losses and loss adjustment expenses                     (62,292)           (87,885)            21,086
    Accrued investment income                                        3,918              6,577              5,188
    Deferred acquisition costs                                      (5,827)            (1,282)            (6,105)
  Other, net                                                        25,806             (6,753)           (22,834)
                                                               -------------------------------------------------
Net cash flows used in operating activities                        (79,652)          (106,777)          (115,945)
                                                               -------------------------------------------------
Cash flows from investing activities:
  Fixed maturity investments available for sale:
    Purchases                                                   (1,741,790)        (1,963,492)        (1,227,173)
    Maturities or calls                                            207,285            168,304             52,280
    Sales                                                        1,468,231          2,072,842          1,210,114
  Equity securities:
    Purchases                                                           --                 --             (5,196)
    Sales                                                               --                254             16,984
  Net sales (purchases) of short-term investments                  176,658           (130,391)            78,935
  Proceeds from sale of PMA Insurance, Cayman Ltd.                   2,902                 --                 --
  Purchase of Caliber One Indemnity Company,
    net of acquired cash                                                --            (11,481)                --
  Other, net                                                          (414)             3,568             (6,723)
                                                               -------------------------------------------------
Net cash flows provided by investing activities                    112,872            139,604            119,221
                                                               -------------------------------------------------
Cash flows from financing activities:
  Proceeds from issuance of long-term debt                              --            210,000             26,000
  Repayments of long-term debt                                     (40,000)          (211,699)           (25,149)
  Dividends paid to shareholders                                    (7,939)            (7,965)            (7,926)
  Proceeds from exercised stock options and issuance
    of Class A common stock                                          4,283              1,442              1,577
  Purchase of treasury stock                                       (18,850)              (597)            (2,506)
  Net (issuance) repayments of notes receivable from officers         (300)               964              2,734
                                                               -------------------------------------------------
Net cash flows used in financing activities                        (62,806)            (7,855)            (5,270)
                                                               -------------------------------------------------

Net (decrease) increase in cash                                    (29,586)            24,972             (1,994)
Cash - beginning of year                                            32,148              7,176              9,170
                                                               -------------------------------------------------
Cash - end of year                                             $     2,562        $    32,148        $     7,176
                                                               =================================================
Supplementary cash flow information:
        Income tax (refunds) paid                              $   (15,170)       $   (19,112)       $     5,525
        Interest paid                                          $    14,895        $    19,776        $    16,622

See accompanying notes to the consolidated financial statements.

P M A   C A P I T A L

Consolidated Statements of Comprehensive Income

                                                                            For the years ended December 31,
(in thousands)                                                         1998               1997               1996
-----------------------------------------------------------------------------------------------------------------
Net income (loss)                                                 $  44,734          $  15,019          $(135,334)
                                                                  -----------------------------------------------
Other comprehensive income (loss), net of tax:
  Unrealized gain (loss) on securities:
  Holding gain (loss) arising during the period                      25,344             49,269            (40,445)
  Less: reclassification adjustment for gains included in net income (net of tax effect: 1998 - $7,611; 1997 - $3,009;
    1996 - $1,044)                                                  (14,134)            (5,589)            (1,940)
                                                                  -----------------------------------------------

Other comprehensive income (loss), net of tax                        11,210             43,680            (42,385)
                                                                  -----------------------------------------------

Comprehensive income (loss)                                       $  55,944          $  58,699          $(177,719)
                                                                  ===============================================


See accompanying notes to the consolidated financial statements.

P M A   C A P I T A L

Notes to Consolidated Financial Statements

1. Business Description

The accompanying consolidated financial statements include the accounts of PMA Capital Corporation and its wholly and majority owned subsidiaries ("PMA Capital" or the "Company"). PMA Capital is an insurance holding company that operates three specialty risk management businesses, which are more fully described below.

Reinsurance -- PMA Capital's reinsurance operations ("PMA Re") consist mainly of PMA Reinsurance Corporation, a Pennsylvania domiciled insurance company, and emphasize risk-exposed, excess of loss reinsurance and operate in the brokered market. PMA Re's business is predominantly in casualty lines of reinsurance.

Workers' Compensation and Primary Standard Insurance -- PMA Capital's property and casualty insurance subsidiaries ("The PMA Insurance Group") include Pennsylvania domiciled insurance companies as well as certain foreign subsidiaries. The PMA Insurance Group primarily writes workers' compensation, and to a lesser extent, other standard lines of commercial insurance, primarily in the Mid-Atlantic and Southern regions of the U.S.

Specialty Property and Casualty -- During 1997, the Company established a separate specialty insurance operation focusing on excess and surplus lines, Caliber One Management Company ("Caliber One"). In December 1997, PMA Reinsurance Corporation acquired 100% of the outstanding common stock of Caliber One Indemnity Company, domiciled in Delaware and formerly known as Lincoln Insurance Company, for approximately $16.0 million and made a capital contribution of approximately $11.3 million to Caliber One Indemnity Company. All of Caliber One Indemnity Company's acquired loss reserves were reinsured with an affiliate of its former parent for adverse development and uncollectible reinsurance (the "Reserve Guarantee") in the amount of the recorded reserves plus $68.5 million. Upon the purchase of Caliber One Indemnity Company, management valued the amount of the Reserve Guarantee at approximately $5.0 million in excess of the stated acquired reserves. Management believes that the Reserve Guarantee will be adequate to cover any future adverse reserve development or uncollectible reinsurance on the acquired reserves. PMA Reinsurance Corporation intends to maintain Caliber One Indemnity Company's surplus at not less than $25.0 million, the minimum capital and surplus required for many states in order to be an eligible surplus lines carrier. During 1998, Caliber One primarily wrote primary and excess products liability, other commercial liability and certain property exposures. Because Caliber One's results were not significant in 1997, its financial information was included within the Corporate and Other segment in 1997, including pre-opening costs of approximately $900,000, which were expensed as incurred.

2. Summary of Significant Accounting Policies

A. Basis of Presentation -- The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). All significant intercompany accounts and transactions have been eliminated in consolidation. The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. In addition, certain prior year amounts have been restated to conform to the current year classification.

B. Investments -- Fixed maturity investments include U.S. Treasury securities and obligations of U.S. Government agencies; obligations of states, political subdivisions and foreign governments; corporate debt securities; and mortgage-backed and other asset-backed securities. All fixed maturity investments are classified as available-for-sale and, accordingly, are carried at fair value with changes in fair value, net of income tax effects, reflected in accumulated other comprehensive income.

P M A   C A P I T A L

     Equity securities for all periods are stated at fair value with changes in fair value, net of income tax effects, reflected in accumulated other comprehensive income. Short-term investments, which have an original maturity of one year or less, are carried at cost, which approximates fair value.

     Realized gains and losses, determined by specific identification where possible and the first-in, first-out method in other instances, are reflected in income in the period in which the sale transaction occurs.

C. Premiums -- Premiums, including estimates of additional premiums resulting from audits of insureds' records, are earned principally on a pro rata basis over the terms of the policies. Premiums applicable to the unexpired terms of policies in force are reported as unearned premiums. The estimated premiums receivable on retrospectively rated policies are reported as a component of premiums receivable (see Note 2-L).

     The Company follows Emerging Issues Task Force Consensus Position No. 93-6, "Accounting for Multiple Year Retrospectively Rated Contracts by Ceding and Assuming Enterprises" ("EITF 93-6"). EITF 93-6 requires that the Company reflect adjustments to future premiums, as the result of past experience under multiple year reinsurance contracts, in earnings currently. The impact of EITF 93-6 has not been material.

D. Unpaid Losses and Loss Adjustment Expenses -- Unpaid losses and loss adjustment expenses, which are stated net of estimated salvage and subrogation, are estimates of losses and loss adjustment expenses on known claims, and estimates of losses and loss adjustment expenses incurred but not reported ("IBNR"). IBNR reserves are calculated utilizing various actuarial methods. Unpaid losses on certain workers' compensation claims are discounted to present value using the Company's payment experience and mortality and interest assumptions in accordance with statutory accounting practices prescribed or permitted by the Pennsylvania Insurance Department and the Delaware Insurance Department (collectively "SAP") (see Note 4). The methods of making such estimates and establishing the resulting reserves are continually reviewed and updated and any adjustments resulting therefrom are reflected in earnings currently.

E. Deferred Acquisition Costs -- Costs that directly relate to and vary with acquisition of new and renewal business are deferred and amortized over the period during which the related premiums are earned. Such direct costs include commissions, brokerage and premium taxes, as well as other policy issuance costs and underwriting expenses. The Company determines whether deferred acquisition costs are recoverable considering future losses and loss adjustment expenses, maintenance costs and anticipated investment income. To the extent that deferred acquisition costs are not recoverable, the deficiency is charged to income currently.

F. Dividends to Policyholders -- The PMA Insurance Group issues certain workers' compensation insurance policies with dividend payment features. These policyholders share in the operating results of their respective policies in the form of dividends declared at the discretion of the Board of Directors of The PMA Insurance Group's operating companies. Dividends to policyholders are accrued during the period in which the related premiums are earned and are determined based on the terms of the individual policies.

G. Income Taxes -- The Company records deferred tax assets and liabilities to the extent of the tax effect of differences between the financial statement carrying values and tax bases of assets and liabilities. A valuation allowance is recorded for deferred tax assets where it appears more likely than not that the Company will not be able to recover the deferred tax asset. In addition, PMA Capital and a majority of its subsidiaries have a tax-sharing agreement which allocates to each entity subject to the agreement its Federal income taxes on a separate return basis. The benefit of any net operating losses is retained by PMA Capital.

P M A   C A P I T A L


H. Per Share Data -- Earnings per share data for all periods is presented in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share."

     Basic earnings per share: For years 1998, 1997 and 1996, basic earnings per share was based upon the weighted average number of common and Class A common shares outstanding during the year.

     Diluted earnings per share: For years 1998 and 1997, diluted earnings per share was based upon the weighted average number of common and Class A common shares outstanding during the year and common stock equivalents. In 1996, diluted earnings per share was based upon the weighted average common and Class A common shares outstanding during the year. Common stock equivalents were excluded because they would have had an anti-dilutive effect on the net loss per share (see Note 16).

I. Stock-Based Compensation -- The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's Class A common stock at grant date or other measurement date over the amount an employee must pay to acquire the Class A common stock.

J. Other Revenues -- Other revenues include service revenues related to unbundled claims, risk management and related services provided by The PMA Insurance Group, which are earned over the term of the related contracts in proportion to the actual services rendered, and other miscellaneous revenues.

K. Recent Accounting Pronouncements -- In June 1996, the Financial Accounting Standards Board ("FASB") issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125, which is effective for transfers and extinguishments occurring after December 31, 1996, provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. In December 1996, FASB issued SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125," which deferred for one year certain provisions of SFAS No. 125. As a result of adopting SFAS No. 125 and SFAS No. 127 during 1998, the Company recorded short-term investments, and a corresponding liability representing cash collateral received in conjunction with the Company's securities lending program, of $421.1 million as of December 31, 1998 (see Note 3).

     As of January 1, 1998, the Company adopted SFAS No. 130, "Comprehensive Income," which establishes standards for the reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses). SFAS No. 130 requires that all items required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 requires only additional disclosures and does not affect the Company's financial position or results of operations.

     As of January 1, 1998, the Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which establishes standards for the reporting of information about operating segments. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. In connection with the adoption of SFAS No. 131, the Company has identified four reportable segments: (i) PMA Re, which provides property and casualty reinsurance products and services; (ii) The PMA Insurance Group, which writes workers' compensation and other standard lines of commercial insurance; (iii) Caliber One, which writes specialty insurance focusing on excess and surplus lines; and (iv) Corporate and Other, which includes unallocated investment income; expenses, including debt service; and taxes, as well as the results of certain of the Company's real estate properties. SFAS No. 131 requires only additional disclosures (see Note 17) and does not affect the Company's financial position or results of operations.

P M A   C A P I T A L

     In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which revises employers' disclosures about pensions and other post-retirement benefit plans. SFAS No. 132 does not change the measurement or recognition of those plans and was effective for fiscal years beginning after December 15, 1997. The Company has applied the guidelines of SFAS No. 132 in its pension and other postretirement related disclosures (see Note 9).

     In January 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" ("SOP 97-3"). SOP 97-3, which is effective for fiscal years beginning after December 15, 1998, provides guidance for determining when an insurance company should recognize a liability for guaranty fund and other insurance-related assessments and how to measure that liability. The impact of adopting SOP 97-3 will be reflected as a cumulative effect of an accounting change in the first quarter of 1999 and is not expected to exceed $5.0 million on a pre-tax basis.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as "derivatives") and for hedging activities. SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. While the Company is presently evaluating the impact of SFAS No. 133, the adoption of SFAS No. 133 is not expected to have a material impact on the Company's financial condition or results of operations.

L. Accrued Retrospective Premiums -- Accrued retrospective premiums, which are a component of premiums receivable, are based upon actuarial estimates of expected ultimate losses and resulting estimated premium adjustments relating to retrospectively rated policies. The change in accrued retrospective premiums is a component of net premiums written and net premiums earned. The estimated ultimate premium adjustments under retrospectively rated policies are recorded in the initial accident year based upon estimated loss experience on the underlying policies and adjusted in subsequent periods in conjunction with revisions of the underlying estimated losses on such policies. In addition, accrued retrospective premiums are increased (decreased) based upon retrospective policy adjustments paid (billed).

     The following sets forth the components of the change in accrued retrospective premiums for each of the past three years:

                                                For the years ended December 31,
(dollar amounts in thousands)                      1998        1997        1996
-------------------------------------------------------------------------------

Estimated retrospective policy adjustments
  related to current accident year             $ (9,204)   $(12,460)   $(18,767)
Revision of estimate of retrospective policy
  adjustments related to prior accident years   (11,684)    (44,719)     (9,888)
Retrospective policy adjustments paid            17,888      20,179      23,155
Uncollectible write-off                              --          --      (5,000)
                                               --------------------------------
Total                                          $ (3,000)   $(37,000)   $(10,500)
                                               ================================

The $44.7 million revision of estimate of accrued retrospective premiums in 1997 related to the favorable development of claims liabilities for more recent accident years ($35.7 million) and the commutation of claims for accident years 1991 and prior ($9.0 million). The reduction for accident years 1991 and prior primarily relates to the commutation program for such years initiated in late 1996. As a result of the differences between the current commutation payments to claimants and carried reserves on such claims, management reduced its estimate of amounts recoverable under retrospectively rated policies and also recognized a reduction in losses and loss adjustment expenses associated with such

P M A   C A P I T A L


policies. The reduction related to 1992 through 1996 policy years was primarily related to a corresponding amount of favorable development on underlying loss reserves for such years (see Note 4). The effects of the commutations on these prior loss reserves, as well as the intent of The PMA Insurance Group to continue utilizing early intervention techniques such as commutations on claims from more recent accident years, have led to a re-estimation of policy liabilities and amounts due under retrospectively rated policies for these more recent accident years.

     Management believes that it has made a reasonable estimate of the Company's accrued retrospective premiums. While the eventual ultimate receivable may differ from the current estimates, management does not believe that the difference will have a material effect, either adversely or favorably, on the Company's financial position or results of operations.

3. Investments

The Company's investment portfolio is diversified and contains no significant concentrations in any specific industry, business segment or individual issuer. The amortized cost and fair value of the Company's investment portfolio are as follows:

                                                                              Gross             Gross
                                                         Amortized       Unrealized        Unrealized            Fair
(dollar amounts in thousands)                                 Cost            Gains            Losses           Value
---------------------------------------------------------------------------------------------------------------------
December 31, 1998

Fixed maturities available for sale:
  U.S. Treasury securities and obligations
    of U.S. Government agencies                         $  801,174       $   27,112       $    1,097       $  827,189
  States, political subdivisions and foreign
    government securities                                   24,634              236                9           24,861
  Corporate debt securities                                406,707           14,267              632          420,342
  Mortgage-backed and other asset-
    backed securities                                      548,673            7,263              974          554,962
                                                        -------------------------------------------------------------
Total fixed maturities available for sale                1,781,188           48,878            2,712        1,827,354
Equity securities                                                5               12               --               17
Short-term investments                                     498,038               --               --          498,038
                                                        -------------------------------------------------------------
Total investments                                       $2,279,231       $   48,890       $    2,712       $2,325,409
                                                        =============================================================
December 31, 1997

Fixed maturities available for sale:
  U.S. Treasury securities and obligations
    of U.S. Government agencies                         $1,121,112       $   17,267       $    3,564       $1,134,815
  States, political subdivisions and foreign
    government securities                                      100               --               --              100
  Corporate debt securities                                464,925           12,197              115          477,007
  Mortgage-backed and other asset-
    backed securities                                      314,457            3,305              166          317,596
                                                        -------------------------------------------------------------
Total fixed maturities available for sale                1,900,594           32,769            3,845        1,929,518
Equity securities                                                5                8               --               13
Short-term investments                                     265,207               --               --          265,207
                                                        -------------------------------------------------------------
Total investments                                       $2,165,806       $   32,777       $    3,845       $2,194,738
                                                        =============================================================

P M A   C A P I T A L


The amortized cost and fair value of fixed maturities at December 31, 1998, by contractual maturity are as follows.

                                                                               Amortized                 Fair
(dollar amounts in thousands)                                                       Cost                Value
-------------------------------------------------------------------------------------------------------------
1999                                                                         $   167,448          $   168,648
2000-2003                                                                        526,127              532,894
2004-2008                                                                        192,348              198,097
2009 and thereafter                                                              346,592              372,753
Mortgage-backed and other asset-backed securities                                548,673              554,962
                                                                             --------------------------------
                                                                             $ 1,781,188          $ 1,827,354
                                                                             ================================
Net investment income consists of the following:
                                                                       For the years ended December 31,
(dollar amounts in thousands)                                  1998                 1997                 1996
-------------------------------------------------------------------------------------------------------------
Fixed maturities                                        $   115,414          $   128,400          $   131,530
Short-term investments                                        7,959                7,282                7,711
Other                                                         1,590                1,116                  300
                                                        -----------------------------------------------------
  Total investment income                                   124,963              136,798              139,541
Investment expenses                                           4,838                3,406                8,704
                                                        -----------------------------------------------------
  Net investment income                                 $   120,125          $   133,392          $   130,837
                                                        =====================================================
Net realized investment gains consist of the following:
                                                                       For the years ended December 31,
(dollar amounts in thousands)                                  1998                 1997                 1996
-------------------------------------------------------------------------------------------------------------
Realized gains:
  Fixed maturities                                      $    28,140          $    20,899          $    12,762
  Equity securities                                              --                   --                4,351
                                                        -----------------------------------------------------
                                                             28,140               20,899               17,113
Realized losses:
  Fixed maturities                                           (6,070)             (12,203)             (12,861)
  Equity securities                                              --                   --                 (436)
                                                        -----------------------------------------------------
                                                             (6,070)             (12,203)             (13,297)

Other realized losses, net                                     (325)                 (98)                (832)
                                                        -----------------------------------------------------
Total net realized investment gains                     $    21,745          $     8,598          $     2,984
                                                        =====================================================

The change in unrealized appreciation (depreciation) of investments for 1998, 1997 and 1996 was $17.2 million, $67.2 million and ($65.2) million, respectively, primarily attributable to fixed maturities.

     On December 31, 1998, the Company had securities with a total amortized cost of $30.0 million and fair value of $30.4 million on deposit with various governmental authorities, as required by law. In addition, at December 31, 1998, securities with a total amortized cost of $12.2 million and fair value of $12.9 million, were pledged as collateral for letters of credit issued on behalf of the Company.

P M A   C A PI T A L


     During 1997, the Company established a securities lending program through which securities are lent from the Company's portfolio to qualifying third parties, subject to certain limits, via a lending agent for short periods of time. Borrowers of these securities must provide collateral equal to a minimum of 102% of the market value and accrued interest of the lent securities. Acceptable collateral may be in the form of either cash or securities. Cash received as collateral is invested in short-term investments, and all securities received as collateral are of similar quality to those securities lent by the Company. The Company is not permitted by contract to sell or repledge the securities received as collateral. Additionally, the Company limits securities lending to 40% of SAP admitted assets of its insurance subsidiaries, with a 2% limit on SAP admitted assets to any individual borrower. The Company receives either a fee from the borrower or retains a portion of the income earned on the collateral. Under the terms of the securities lending program, the Company is indemnified against borrower default, with the lending agent responsible to the Company for any deficiency between the cost of replacing a security that was not returned and the amount of collateral held by the Company. The Company recognized income from securities lending transactions of $1.0 million and $524,000 in 1998 and 1997, respectively, net of lending fees, which was included in investment income. At December 31, 1998, the Company had approximately $424.1 million of collateral related to securities on loan of which $421.1 million was cash received and subsequently reinvested in short-term investments.

4. Unpaid Losses and Loss Adjustment Expenses

Activity in the liability for unpaid losses and loss adjustment expenses ("LAE") is summarized as follows:

                                                                        For the years ended December 31,
(dollar amounts in thousands)                                    1998                 1997                 1996
---------------------------------------------------------------------------------------------------------------
Balance at January 1                                      $ 2,003,187          $ 2,091,072          $ 2,069,986
Less: reinsurance recoverable on unpaid losses and LAE        332,284              256,576              261,492
                                                          -----------------------------------------------------
Net balance at January 1                                    1,670,903            1,834,496            1,808,494
                                                          -----------------------------------------------------
Losses and LAE incurred, net:
  Current year, net of discount                               373,098              341,880              323,069
  Prior years                                                 (46,515)             (86,006)             156,074
  Accretion of prior years' discount                           26,088               51,407               57,480
                                                          -----------------------------------------------------
Total losses and LAE incurred, net                            352,671              307,281              536,623
                                                          -----------------------------------------------------
Losses and LAE paid, net:
  Current year                                                (96,658)             (72,399)             (72,194)
  Prior years                                                (362,186)            (398,475)            (438,427)
                                                          -----------------------------------------------------
Total losses and LAE paid, net                               (458,844)            (470,874)            (510,621)
                                                          -----------------------------------------------------
Reserves transferred in sale of subsidiary                   (217,536)                  --                   --
                                                          -----------------------------------------------------
Net balance at December 31                                  1,347,194            1,670,903            1,834,496
Reinsurance recoverable on unpaid losses and LAE              593,701              332,284              256,576
                                                          -----------------------------------------------------
Balance at December 31                                    $ 1,940,895          $ 2,003,187          $ 2,091,072
                                                          =====================================================

The Company's results of operations included a decrease in estimated incurred losses and LAE related to prior accident years of $46.5 million and $86.0 million in 1998 and 1997, respectively, and an increase of $156.1 million in 1996.

     During 1998, PMA Re and The PMA Insurance Group recorded favorable reserve development on prior accident years of $31.5 million and $15.0 million, respectively. PMA Re recorded favorable reserve development on prior accident years due to re-estimated loss trends for such years that are lower than previous expectations. The favorable reserve development at The PMA Insurance Group primarily relates to the formal commutation programs, which resulted in early liability settlements made during 1998 to reduce future claim payments.

P M A   C A P I T A L

     During 1997, PMA Re and The PMA Insurance Group recorded favorable reserve development of $32.1 million and $53.9 million, respectively. Favorable loss development at The PMA Insurance Group in 1997 can be attributed to the following: favorable reserve development of approximately $37.0 million related to retrospectively rated policies for Run-off Operations; the cession of prior year reserves of $14.8 million from Run-off Operations to a third party reinsurer; and favorable reserve development of $7.1 million on guaranteed cost workers' compensation reserves, partially offset by reserve strengthening of $5.0 million in commercial multi-peril business.

     The increase in estimated incurred losses and LAE during 1996 is primarily due to a loss reserve strengthening charge of $191.4 million. This loss reserve strengthening was associated with the following lines of business: workers' compensation, $110.0 million; asbestos and environmental, $60.4 million; and other commercial lines of business, primarily general liability claims, $21.0 million.

     Unpaid losses and LAE reflect management's best estimate of future amounts needed to pay claims and related settlement costs with respect to insured events which have occurred, including events that have not been reported to the Company. In many cases, significant periods of time, ranging up to several years or more, may elapse between the occurrence of an insured loss, the reporting of the loss to the Company and the Company's payment of that loss. In general, liabilities for reinsurers become known more slowly than for primary insurers and are subject to more unforeseen development. As part of the process in determining these amounts, historical data is reviewed and consideration is given to the impact of various factors, such as legal developments, changes in social attitudes and economic conditions.

     Unpaid losses for the Company's workers' compensation claims, net of reinsurance, at December 31, 1998 and 1997 were $515.6 million and $816.1 million, net of discount of $194.3 million and $460.2 million, respectively. The approximate discount rate used was 5% at December 31, 1998 and 1997.

     Since 1996, the impact on losses from the effects of discounting loss reserves at The PMA Insurance Group has declined due mainly to the effect of commutations and lower business writings. The PMA Insurance Group has been executing programs under which it commuted, or settled, a large number of workers' compensation claims. Commutations are agreements whereby the claimants, in exchange for a lump sum payment, release their rights to future indemnity payments from The PMA Insurance Group. The PMA Insurance Group paid approximately $64.9 million, $113.0 million and $17.8 million in 1998, 1997 and 1996, respectively, to commute workers' compensation indemnity claims. The commutation program resulted in payments, which were less than the corresponding carried reserves. Savings associated with these claims were consistent with management's expectations. As substantially all of these reserves were carried on a discounted basis, the ultimate level of discount on The PMA Insurance Group's carried reserves decreased.

     Estimating reserves for workers' compensation claims is difficult for several reasons, including (i) the long payment "tail" associated with the business; (ii) the impact of social, political, case law and regulatory trends on benefit levels for both medical and indemnity payments; (iii) the impact of economic trends; and (iv) the impact of changes in the mix of business. At various times, one or a combination of such factors can make the interpretation of actuarial data associated with workers' compensation loss development more difficult, and it can take additional time to recognize changes in loss development patterns. If necessary, adjustments will be made to such reserves as they are identified if loss patterns develop differently than forecasted or if new information becomes available and such adjustments may be material to results of operations, financial condition and liquidity.

P M A   C A P I T A L


     Management believes that its unpaid losses and LAE are fairly stated at December 31, 1998. However, estimating the ultimate claims liability is necessarily a complex and judgmental process inasmuch as the amounts are based on management's informed estimates and judgments using data currently available. As additional experience and data become available regarding claims payment and reporting patterns, legislative developments and economic conditions, the estimates are revised accordingly. If the Company's ultimate net losses prove to differ substantially from the amounts recorded at December 31, 1998, the related adjustments could have a material adverse impact on the Company's results of operations, financial condition and liquidity.

     The Company's asbestos-related losses were as follows:

                                                                     For the years ended December 31,
(dollar amounts in thousands)                                     1998              1997              1996
----------------------------------------------------------------------------------------------------------
Gross of reinsurance:
  Beginning reserves                                          $ 76,726          $ 80,055          $ 27,611
  Incurred losses and LAE                                       (1,976)            2,435            62,854
  Calendar year payments for losses and LAE                     (6,893)           (5,764)          (10,410)
                                                              --------------------------------------------
  Ending reserves                                             $ 67,857          $ 76,726          $ 80,055
                                                              ============================================
Net of reinsurance:
  Beginning reserves                                          $ 48,578          $ 53,300          $ 23,443
  Incurred losses and LAE                                       (2,754)              (36)           39,427
  Calendar year payments for losses and LAE                     (2,268)           (4,686)           (9,570)
                                                              --------------------------------------------
  Ending reserves                                             $ 43,556          $ 48,578          $ 53,300
                                                              ============================================
The Company's environmental-related losses were as follows:
                                                                      For the years ended December 31,
(dollar amounts in thousands)                                     1998              1997              1996
----------------------------------------------------------------------------------------------------------
Gross of reinsurance:
  Beginning reserves                                          $ 45,108          $ 35,626          $ 20,134
  Incurred losses and LAE                                       11,895             1,130            22,143
  Reserves acquired through purchase of Caliber
    One Indemnity Company(1)                                        --            13,060                --
  Calendar year payments for losses and LAE                     (9,967)           (4,708)           (6,651)
                                                              --------------------------------------------
  Ending reserves                                             $ 47,036          $ 45,108          $ 35,626
                                                              ============================================
Net of reinsurance:
  Beginning reserves                                          $ 31,695          $ 34,592          $ 20,134
  Incurred losses and LAE                                        3,644             1,068            21,109
  Calendar year payments for losses and LAE                     (5,983)           (3,965)           (6,651)
                                                              --------------------------------------------
  Ending reserves                                             $ 29,356          $ 31,695          $ 34,592
                                                              ============================================


(1) Such acquired reserves have been reinsured by an affiliate of the former parent (see Note 5).

P M A   C A P I T A L

     Of the total net asbestos reserves, approximately $34.2 million, $41.9 million and $46.5 million related to IBNR losses at December 31, 1998, 1997 and 1996, respectively. Of the total net environmental reserves, approximately $20.3 million, $20.5 million and $22.1 million related to IBNR losses at December 31, 1998, 1997 and 1996, respectively. All incurred asbestos and environmental losses were for accident years 1986 and prior.

     Estimating reserves for asbestos and environmental exposures continues to be difficult because of several factors, including: (i) evolving methodologies for the estimation of the liabilities; (ii) lack of reliable historical claim data; (iii) uncertainties with respect to insurance and reinsurance coverage related to these obligations; (iv) changing judicial interpretations; and (v) changing government standards. To reserve for environmental claims, the Company currently utilizes a calendar year development technique known as aggregate loss development. This technique focuses on the aggregate losses paid as of a particular date and aggregate payment patterns associated with such claims. Several elements including remediation studies, remediation, defense, declaratory judgment and third party bodily injury claims were considered in estimating the costs and payment patterns of the environ-mental and toxic tort losses. Prior to the development of these techniques, there was a substantial range in the nature of reserving for environmental and toxic tort liabilities.

     In 1996, the Company performed a ground up analysis of loss reserves for direct asbestos exposures using an actuarially accepted modeling technique. Using historical information as a base and information obtained from a review of open claims files, assumptions were made about future claims activity in order to estimate ultimate losses. For each individual major account, projections were made regarding new plaintiffs per year, the number of years new claims will be reported, the average loss severity per plaintiff and the ratio of LAE to loss. In many cases involving larger asbestos claims, the Company reserved up to the policy limits for the applicable loss coverage parts for the affected accounts. Policy terms and reinsurance treaties were applied in the modeling of future losses.

     Management believes that its reserves for asbestos and environmental claims are appropriately established based upon known facts, existing case law and generally accepted actuarial methodologies. However, due to changing interpretations by courts involving coverage issues, the potential for changes in federal and state standards for clean-up and liability, as well as issues involving policy provisions, allocation of liability among participating insurers, proof of coverage and other factors, the Company's ultimate exposure for these claims may vary significantly from the amounts currently recorded, resulting in a potential future adjustment that could be material to the Company's financial condition and results of operations.

     The Company's loss reserves were stated net of salvage and subrogation of approximately $60.4 million and $59.9 million at December 31, 1998 and 1997, respectively.

5. Reinsurance

In the ordinary course of business, PMA Capital's reinsurance and insurance subsidiaries assume and cede premiums with other insurance companies and are members of various pools and associations. The reinsurance and insurance subsidiaries cede business, primarily on an excess of loss basis, in order to limit the maximum net loss from large risks and limit the accumulation of many smaller losses from a catastrophic event. The reinsurance and insurance subsidiaries remain primarily liable to their clients in the event their reinsurers are unable to meet their financial obligations.

P M A   C A P I T A L


The components of net premiums earned and losses and LAE incurred are as follows:

                                           For the years ended December 31,
(dollar amounts in thousands)             1998           1997           1996
----------------------------------------------------------------------------
Earned premiums:
  Direct                             $ 286,987      $ 277,871      $ 299,386
  Assumed                              276,689        216,357        209,688
  Ceded                                (96,961)      (118,277)       (88,499)
                                     ---------------------------------------
Net                                  $ 466,715      $ 375,951      $ 420,575
                                     =======================================
Losses and LAE incurred:
  Direct                             $ 250,641      $ 244,429      $ 420,157
  Assumed                              184,309        166,202        163,799
  Ceded                                (82,279)      (103,350)       (47,333)
                                     ---------------------------------------
Net                                  $ 352,671      $ 307,281      $ 536,623
                                     =======================================

At December 31, 1998, the Company had reinsurance receivables due from the following unaffiliated single reinsurers in excess of 3% of shareholders' equity:

(dollar amounts in thousands)                              Gross amount due
Reinsurer                                                    to the Company
---------------------------------------------------------------------------

London Life Reinsurance Group                                      $264,166
United States Fidelity and Guaranty Company                          85,724
American Re-Insurance Corporation                                    33,652
Essex Insurance Company                                              30,143
Kemper Reinsurance Corporation                                       21,714
Continental Casualty Company                                         16,326

The Company performs extensive credit reviews of its reinsurers focusing on, among other things, financial capacity, stability, trends and commitment to the reinsurance business. Prospective and existing reinsurers failing to meet the Company's standards are excluded from the Company's reinsurance programs. In addition, the Company requires letters of credit or other acceptable collateral to support balances due from reinsurers not authorized to transact business in the applicable jurisdictions.

     The Company maintained funds held to collateralize the above balances in the amount of $74.9 million at December 31, 1998. In addition, the entire receivable from the London Life Reinsurance Group is secured by assets in trust ($240.8 million) and by letters of credit ($23.4 million).

6. Long-Term Debt

Long-term debt consisted of $163.0 million and $203.0 million outstanding under the Company's revolving credit facility as of December 31, 1998 and 1997, respectively. The revolving credit facility matures as follows: $38.0 million in 2000, $62.5 million in 2001 and $62.5 million in 2002.

     On March 14, 1997, the Company refinanced substantially all of its existing credit agreements not already maturing in 1997 through the completion of a new $235.0 million revolving credit facility (the "Credit Facility"). The early extinguishment of the senior note agreements resulted in an extraordinary loss of $4.7 million ($7.3 million pre-tax). The Credit Facility bears interest at the London InterBank Offered Rate ("LIBOR") plus 0.70% on the utilized portion and carries a 0.275% facility fee on the unutilized portion. The spread over LIBOR and the facility fee are adjustable downward in the future based upon the Company's debt-to-capitalization ratios. As of December 31, 1998, the interest rate on the utilized portion of the Credit Facility was 5.95%.

     The Company has entered into an interest rate swap agreement in its management of its existing interest rate exposures with a notional principal balance of $150.0 million at December 31, 1998. The rate on the swap resets every three months such that it effectively converts the Company's interest rate exposure on $150.0 million of the Credit Facility, which has a floating rate, to a fixed obligation (7.24% at December 31, 1998). The swap involves the exchange of interest payment obligation without

P M A   C A P I T A L
the exchange of underlying principal. The differential to be paid or received is recognized as an adjustment of interest expense. In the event that a counterparty fails to meet the terms of the swap, the Company's exposure is limited to the interest rate differential on the notional principal amount ($150.0 million). Management believes such credit risk is minimal and any loss would not be significant.

     Effective March 14, 1997, the Company modified its letter of credit agreement with a group of banks (the "Letter of Credit Agreement") to reduce its aggregate outstanding face amount to $50.0 million. The agreement requires the Company to pay a commitment fee, which is adjustable downward in the future based upon the Company's debt-to-capitalization ratios. At December 31, 1998, the commitment fee was 0.225% per annum. At December 31, 1998 and 1997, the aggregate outstanding face amount of letters of credit issued was $46.9 million. The Letter of Credit Agreement primarily secures reinsurance liabilities of the insurance subsidiaries of the Company.

     The debt covenants supporting the Credit Facility and the Letter of Credit Agreement contain provisions that, among other matters, limit the Company's ability to incur additional indebtedness, merge, consolidate and acquire or sell assets. The debt covenants also require the Company to satisfy certain ratios related to net worth, debt-to-capitalization and interest coverage. Additionally, the debt covenants place restrictions on dividends to shareholders (see Note 15).

7. Stock Options

The Company currently has six stock option plans in place for stock options granted to officers and other key employees for the purchase of the Company's Class A common stock, under which 3,478,761 Class A common shares were reserved for issuance at December 31, 1998. The stock options are granted under terms and conditions determined by the Stock Option Committee of the Board of Directors. Stock options granted have a maximum term of ten years, vest over periods ranging between zero and five years, and are typically granted with an exercise price approximating the fair market value of the Class A common stock on the date the options are granted. Information regarding these option plans are as follows:

                                            1998                          1997                          1996
                                 -------------------------------------------------------------------------------------
                                                  Weighted                      Weighted                      Weighted
                                                   Average                       Average                       Average
                                    Shares           Price        Shares           Price        Shares           Price
----------------------------------------------------------------------------------------------------------------------
Options outstanding,
  beginning of year              3,117,612       $   13.18     3,242,160       $   12.43     3,087,260       $   11.80
Options granted                    826,500           17.12       324,500           17.00       325,000           17.00
Options exercised                 (386,142)         (11.07)     (162,248)          (8.78)      (99,150)          (8.33)
Options forfeited or expired      (111,800)         (12.26)     (286,800)         (11.53)      (70,950)         (11.55)
                                 -------------------------------------------------------------------------------------
Options outstanding,
  end of year(1)                 3,446,170       $   14.39     3,117,612       $   13.18     3,242,160       $   12.43
                                 =====================================================================================
Options exercisable,
  end of year                    2,468,233       $   13.32     2,556,087       $   12.42     2,642,085       $   11.75
                                 =====================================================================================
Option price range at
  end of year                          $8.00 to $19.00               $8.00 to $17.00               $8.00 to $17.00
Option price range for
  exercised shares                     $8.00 to $17.00               $8.00 to $15.00               $6.60 to $10.00
Options available for
  grant at end of year                     7,591                         747,291                       921,566

(1) Included in the options outstanding at the end of 1998 are 420,000 options with an exercise price of $17.00 which become exercisable based on the Company's Class A common stock achieving certain target prices, with one-half of those options becoming exercisable at $28.00 and the remaining one-half becoming exercisable at $32.00.

P M A   C A P I T A L


     Of the total options granted in 1998, 96% were granted with an exercise price that exceeded the market value on the grant date ("out-of-the-money"), and such options had a weighted average exercise price of $17.03 per share and a weighted average fair value of $3.65 per share. The remaining 4% were granted with an exercise price that was lower than the market value on the grant date ("in-the-money"), and such options had a weighted average exercise price of $19.00 per share and a weighted average fair value of $7.59 per share. In 1997, all options were granted out-of-the-money at an exercise price of $17.00 per share and a fair value of $5.79 per share. In 1996, all options were granted at market value equal to $17.00 per share and a fair value of $6.40 per share.

     Stock options outstanding at December 31, 1998 and related exercise price and weighted average remaining life information is as follows:

                                                               Weighted Average
                                      Options         Options    Remaining Life
Exercise Prices                   Outstanding     Exercisable        (in years)
-------------------------------------------------------------------------------
$ 8.00 to $12.00                    1,141,205       1,141,205              4.11
$12.01 to $16.00                      849,765         849,765              6.08
$16.01 to $19.00                    1,455,200         477,263              7.08
                                    -------------------------
                                    3,446,170       2,468,233              5.50
                                    =========================

The fair value of options at date of grant was estimated using a binomial option pricing model with the following weighted average assumptions:

                                1998    1997    1996
----------------------------------------------------
Expected life (years)            7.5      10      10
Risk-free interest rate         5.5%    6.3%    6.3%
Expected volatility              26%     18%     18%
Expected dividend yield         1.9%    2.3%    2.3%

The Company has adopted the disclosure-only provision of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, compensation cost that was recognized in 1998 for the stock option plans was not significant. Had compensation costs for the Company's stock option plans been determined based on the fair value at the grant date for awards granted during the year, pre-tax income would have been reduced by $3.2 million, $1.9 million and $2.1 million in 1998, 1997 and 1996, respectively. After-tax income would have been reduced by $2.1 million, $1.2 million and $1.4 million or $0.09, $0.05 and $0.06 per basic share and $0.08, $0.05 and $0.06 per diluted share in 1998, 1997 and 1996, respectively.

8. Income Taxes The components of the Federal income tax provision (benefit) from continuing operations are as follows:

                                                For the years ended December 31,
(dollar amounts in thousands)                     1998        1997         1996
--------------------------------------------------------------------------------
Current                                       $  9,910    $ (4,506)    $(44,572)
Deferred                                           425       9,906      (11,488)
                                              ---------------------------------
Provision (benefit) for income taxes          $ 10,335    $  5,400     $(56,060)
                                              =================================

In addition, the Company recognized current and deferred Federal income tax benefits of $374,000 and $2.2 million, respectively, related to the extraordinary loss recorded in 1997.

P M A   C A P I T A L

A reconciliation between the total provision (benefit) for income taxes and the amounts computed at the Statutory Federal income tax rate of 35% is as follows:

                                                      For the years ended December 31,
(dollar amounts in thousands)                           1998        1997        1996
------------------------------------------------------------------------------------
Computed at the Statutory Federal income tax rate   $ 19,274    $  8,804    $(66,988)
(Decrease) increase in taxes resulting from:
   Tax-exempt interest                                    --         (61)     (4,547)
   Losses of foreign reinsurance affiliate                --          --      16,060
   Reversal of income tax accruals                   (12,637)     (3,703)         --
   Other                                               3,698         360        (585)
                                                    --------------------------------
Provision (benefit) for income taxes                $ 10,335    $  5,400    $(56,060)
                                                    ================================

The tax effects of significant temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that represent the net deferred tax asset are as follows:

                                                             December 31,
(dollar amounts in thousands)                            1998            1997
-----------------------------------------------------------------------------
Discounting of unpaid losses and LAE                $  55,945       $  63,743
Operating loss carryforwards                           29,039          46,088
Unearned premiums                                      14,305          13,756
Allowance for uncollectible accounts                    6,822           6,839
Postretirement benefit obligation                       5,160           5,139
Other                                                  12,823          18,919
                                                    -------------------------
Gross deferred tax asset                              124,094         154,484
                                                    -------------------------

Deferred acquisition costs                            (17,377)        (15,723)
Unrealized appreciation of investments                (16,163)        (10,126)
Losses of foreign reinsurance affiliate               (24,542)        (55,087)
Other                                                  (2,083)         (3,157)
                                                    -------------------------
Gross deferred tax liability                          (60,165)        (84,093)
                                                    -------------------------

Net deferred tax asset                              $  63,929       $  70,391
                                                    =========================

At December 31, 1998, the Company had approximately $48.1 million of net operating loss carryforwards ($40.1 million expiring in 2011 and $8.0 million expiring in 2012) and approximately $11.9 million of alternative minimum tax credit carryforwards, which do not expire.

     Management believes that it is more likely than not that the benefit of its deferred tax asset will be fully realized, and therefore has not recorded a valuation allowance.

     The Company's Federal income tax returns are subject to audit by the Internal Revenue Service ("IRS"), and provisions are made in the financial statements in anticipation of the results of these audits. In December 1998, the IRS completed their examination of the 1994 and 1995 U.S. Federal tax returns. In management's opinion, adequate liabilities have been established for all years.

In December 1998, the Company received a refund from the IRS of approximately $15.0 million. The refund relates to a claim for refund filed by the Company with regard to its 1992 income tax return. In 1997, the Company received a refund from the IRS of approximately $16.8 million as a result of a net operating loss, which was generated in 1996 and carried back to 1993, 1994 and 1995.

P M A   C A P I T A L


9. Employee Retirement, Postretirement and Postemployment benefits

A. Pension and Other Postretirement Benefits:

Pension Benefits - The Company sponsors a qualified non-contributory defined benefit pension plan (the "Qualified Pension Plan") covering substantially all employees. After meeting certain qualifications, an employee acquires a vested right to future benefits. The benefits payable under the plan are generally determined on the basis of an employee's length of employment and career average salary. The Company's policy is to fund pension costs in accordance with the Employee Retirement Income Security Act of 1974. The Company also maintains a non-qualified unfunded supplemental defined benefit pension plan (the "Non-qualified Pension Plan") for the benefit of certain key employees. The projected benefit obligation and accumulated benefit obligation for the Nonqualified Pension Plan were $2.8 million and $1.8 million, respectively, as of December 31, 1998.

Other Postretirement Benefits - In addition to providing pension benefits, the Company provides certain health care benefits for retired employees and their spouses. Substantially all of the Company's employees may become eligible for those benefits if they have worked 15 or more years with the Company and have attained the age of 50 while in the service of the Company. For employees who retired on or subsequent to January 1, 1993, the Company will pay a fixed portion of medical insurance premiums. Retirees will absorb future increases in medical premiums. The Company also provides Medicare Part B reimbursement for certain retirees as well as retiree life insurance. The following tables set forth the amounts recognized in the Company's financial statements with respect to Pension Benefits and Other Postretirement Benefits:

                                                       Pension Benefits         Other Postretirement Benefits
                                                          December 31,                      December 31,
(dollar amounts in thousands)                         1998             1997             1998             1997
-------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year           $ 47,125         $ 51,464         $  9,673         $  9,754
Service cost                                         1,780            1,468              271              237
Interest cost                                        3,201            3,200              594              655
Plan amendments                                        310               --               --               --
Actuarial gain (loss)                                  168             (605)            (870)            (522)
Settlements                                             --           (5,451)              --               --
Benefits paid                                       (2,304)          (2,951)            (499)            (451)
                                                  -----------------------------------------------------------
Benefit obligation at end of year                 $ 50,280         $ 47,125         $  9,169         $  9,673
                                                  -----------------------------------------------------------

Change in plan assets:
Fair value of plan assets at beginning of year    $ 40,600         $ 46,739         $     --         $     --
Actual return on plan assets                         2,660            3,412               --               --
Employer contributions                               1,860               --               --               --
Divestitures                                            --           (6,600)              --               --
Benefits paid                                       (2,304)          (2,951)              --               --
                                                  -----------------------------------------------------------
Fair value of plan assets at end of year          $ 42,816         $ 40,600         $     --         $     --
                                                  -----------------------------------------------------------
Benefit obligation in excess of the fair
        value of plan assets                      $ (7,464)        $ (6,525)        $ (9,169)        $ (9,673)
                                                  -----------------------------------------------------------

Unrecognized actuarial loss (gain)                   5,894            4,859           (4,137)          (3,455)
Unrecognized prior service cost                       (700)          (1,101)          (1,198)          (1,317)
Unrecognized net transition obligation                 316              313               --               --
                                                  -----------------------------------------------------------
Accrued benefit at end of year                    $ (1,954)        $ (2,454)        $(14,504)        $(14,445)
                                                  ===========================================================

PMA CAPITAL


                                                     Pension Benefits               Other Postretirement Benefits
                                                        December 31,                          December 31,
(dollar amounts in thousands)                 1998         1997         1996         1998         1997         1996
-------------------------------------------------------------------------------------------------------------------
Components of net periodic benefit cost:
Service cost                               $ 1,780      $ 1,468      $ 1,763      $   271      $   237      $   248
Interest cost                                3,201        3,200        3,098          594          655          561
Expected return on plan assets              (3,496)      (3,159)      (3,458)          --           --           --
Amortization of transition obligation           (3)         (23)         (23)          --           --           --
Amortization of prior service cost             (91)         (99)         (97)        (119)        (119)        (119)
Recognized actuarial gain                      (11)          --           --         (188)        (123)        (132)
Settlement charge                               --          115        4,300           --           --          975
                                           ------------------------------------------------------------------------
Net periodic benefit cost                  $ 1,380      $ 1,502      $ 5,583      $   558      $   650      $ 1,533
                                           ========================================================================

Weighted average assumptions:
Discount rate                                 6.75%        7.00%        7.50%        6.75%        7.00%        7.50%
Expected return on plan assets                9.00%        9.00%        8.00%          --           --           --
Rate of compensation increase                 4.50%        4.50%        5.00%          --           --           --

For the measurement of Other Postretirement Benefits, a 7.00% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998. The rate was assumed to decrease gradually to 5.50% for 2002 and remain at that level thereafter.

     A one-percentage point change in assumed health care cost trend rates would have an immaterial impact on the total service and interest cost components of the net periodic benefit cost and the postretirement benefit obligation.

     Qualified Pension Plan assets consist of equity securities, fixed maturity securities and fixed income contracts. In addition, the Pension Plan owned approximately 249,000 shares of the Company's common stock at December 31, 1998 and 1997.

     During 1997, an annuity contract with a third party was terminated, resulting in a one-time settlement charge of approximately $115,000, as well as a decrease in the benefit obligation of $5.5 million and a decrease in plan assets of $6.6 million.

B. Defined Contribution Savings Plan -- The Company also maintains a voluntary defined contribution savings plan covering all employees who work a minimum of 20 hours per week. The Company matches employee contributions up to 5% of compensation. Contributions under such plans charged to income were $2.0 million, $1.7 million and $2.2 million in 1998, 1997 and 1996, respectively.

C. Postemployment Benefits -- The Company provides certain benefits to employees subsequent to their employment, but prior to retirement including severance, long-term and short-term disability payments, salary continuation, postemployment health benefits, supplemental unemployment benefits and other related payments. Postemployment benefits attributable to prior service and/or that relate to benefits that vest or accumulate are accrued presently if the payments are probable and reasonably estimable. Postemployment benefits that do not meet such criteria are accrued when payments are probable and reasonably estimable.

During 1996, The PMA Insurance Group initiated a Voluntary Early Retirement Program ("VERIP"). Eligibility to participate in the VERIP was contingent upon an employee's age and years of service with the Company. Of the approximately 85 employees eligible to participate in the VERIP, approximately 50 employees opted to participate. At December 31, 1996, the Company accrued $7.6 million in connection with the VERIP. The components of this accrual are as follows: pension costs, $4.3 million; postemployment costs, $2.4 million; and postretirement costs, $975,000.

The Company did not offer a VERIP in 1998 or 1997, and as such, did not incur any VERIP expenses. The Company did, however, incur certain restructuring and other charges during 1997 (see Note 14).

P M A   C A P I T A L

10. Fair Value of Financial Instruments

As of December 31, 1998 and 1997, the carrying amounts for the Company's financial instruments approximated their estimated fair value, except for interest rate swaps which had a carrying value of zero and a fair value of ($5.8) million and ($3.4) million at December 31, 1998 and 1997, respectively. The Company measures the fair value of fixed maturities and interest rate swaps based upon quoted market prices or by obtaining quotes from dealers. The fair value of long-term debt is estimated using discounted cash flow calculations based upon the Company's current incremental borrowing rate for similar types of borrowing facilities or the rate utilized to prepay obligations, where applicable. For other financial instruments, the carrying values approximate their fair values. Certain financial instruments, specifically amounts relating to insurance contracts, are excluded from this disclosure.

11. Disclosure of Certain Risks and Uncertainties

As stated in Note 1, PMA Capital is an insurance holding company that sells property and casualty reinsurance and insurance through its insurance subsidiaries.

     The following summarizes the relative significance of the segments and lines of insurance in terms of net premiums written:

                                                 Percent of the Company's
                                                  Net Premiums Written
                                            1998          1997          1996
----------------------------------------------------------------------------
PMA Re                                      49.2%         46.7%         37.6%
The PMA Insurance Group                     49.4          53.3          62.4
Caliber One                                  1.4            --            --
                                          ----------------------------------
  Total                                    100.0%        100.0%        100.0%
                                          ==================================

PMA Re distributes its products through major reinsurance brokers, and PMA Re's top four such brokers accounted for approximately 90% of PMA Re's gross premiums in force at December 31, 1998. In 1998, 1997 and 1996, casualty reinsurance lines at PMA Re represented 35.5%, 31.2% and 28.2%, respectively, of the Company's total net premiums written.

     The PMA Insurance Group's operations are concentrated in seven contiguous states in the Mid-Atlantic and Southern regions of the U.S. As such, economic trends in individual states may not be independent of one another. Also, The PMA Insurance Group's products are highly regulated by each of these states. For many of The PMA Insurance Group's products, the insurance departments of the states in which it conducts business must approve rates and policy forms. In addition, workers' compensation benefits are determined by statutes and regulations in each of these states. While The PMA Insurance Group considers factors such as rate adequacy, regulatory climate and economic factors in its underwriting process, unfavorable developments in these factors could have an adverse impact on the Company's financial condition and results of operations. In 1998, 1997 and 1996, workers' compensation net premiums at The PMA Insurance Group represented 39.4%, 46.0% and 43.4%, respectively, of the Company's total net premiums written.

     The Company actively manages its exposure to catastrophes through its underwriting process, where the Company generally monitors the accumulation of insurable values in catastrophe prone regions. Also, in writing property reinsurance coverages, PMA Re typically requires per occurrence loss limitations for contracts that could have catastrophe exposure. Through per risk reinsurance, the Company also manages its net retention in each exposure. In addition, PMA Re maintains retrocessional protection of $48.0 million excess of $2.0 million per occurrence and The PMA Insurance Group maintains catastrophe reinsurance protection of $27.7 million excess of $850,000. As a result, the Company's loss and LAE ratios have not been significantly impacted by catastrophes in 1998, 1997 and 1996. Although the Company believes that it has adequate reinsurance to protect against the estimated probable maximum gross loss from a catastrophe, an especially severe catastrophe or series of catastrophes could exceed the Company's reinsurance and/or retrocessional protection, and may have a material adverse impact on the Company's results of operations and financial condition.

P M A   C A P I T A L

12. Transactions With Related Parties

The Company's largest shareholder is PMA Foundation (the "Foundation"), a not-for-profit corporation qualified under Section 501(c)(6) of the Internal Revenue Code, whose purposes include the promotion of the common business interests of its members and the economic prosperity of the Commonwealth of Pennsylvania. As of December 31, 1998, the Foundation owned 4,561,225 shares of common stock (33.7% of the class) and 912,225 shares of Class A common stock (9.3% of the class), which constitutes 32.1% of the total number of votes available to be cast in matters brought before the Company's shareholders. All of the members of the Company's Board of Directors currently serve as members of the Foundation's Board of Trustees. Also, Frederick W. Anton III, Chairman of the Company, serves as President and Chief Executive Officer of the Foundation. The Company and certain of its subsidiaries provide certain administrative services to the Foundation for which the Company and its subsidiaries receive reimbursement. Total reimbursements amounted to $14,000, $34,000 and $82,000 for the years ended December 31, 1998, 1997 and 1996, respectively. The Foundation also leases its Harrisburg, Pennsylvania headquarters facility from a subsidiary of the Company under an operating lease presently requiring rent payments of $25,000 per month, and reimburses a subsidiary of the Company for its use of office space in the Blue Bell, Pennsylvania facility. Rent and related reimbursements paid to the Company's affiliates by the Foundation amounted to $262,000, $250,000 and $247,000 for the years ended December 31, 1998, 1997 and
1996, respectively.

     The Company incurred legal and consulting fees aggregating approximately $6.5 million in 1998 and 1997 and $7.9 million in 1996 from firms in which directors of the Company are partners or principals.

     In addition, the Company has arranged an executive loan program with a financial institution whereby such institution will provide prime rate personal loans to officers of the Company and its subsidiaries collateralized by common stock and Class A common stock generally at a maximum 50% loan to value ratio. The Company has agreed to purchase loans made under this program from the financial institution in the event that the borrower defaults on such loan while employed by the Company. The amount of loans outstanding to current employees at December 31, 1998 under this program was $3.6 million.

     The Company has notes receivable from officers that are accounted for as a reduction of shareholders' equity in the accompanying balance sheets. Such notes receivable had balances of $498,000 and $198,000 as of December 31, 1998 and 1997, respectively. The interest rates on the notes range between 6.0% and 8.0%.

13. Commitments and Contingencies

For the years ended December 31, 1998, 1997 and 1996, total rent expense was $2.6 million, $2.8 million and $2.6 million, respectively. At December 31, 1998, the Company was obligated under noncancelable operating leases for office space with aggregate minimum annual rentals of $2.8 million in 1999, $2.7 million in 2000, $2.8 million in 2001, $2.6 million in 2002, $2.1 million in 2003 and
$163,000 thereafter.

     In the event a property and casualty insurer operating in a jurisdiction where the Company's insurance subsidiaries also operate becomes or is declared insolvent, state insurance regulations provide for the assessment of other insurers to fund any capital deficiency of the insolvent insurer. Generally, this assessment is based upon the ratio of an insurer's voluntary premiums written to the total premiums written for all insurers in that particular jurisdiction. The Company is not aware of any material potential assessments at December 31, 1998 (see Note 2-K regarding SOP 97-3).

     The Company has provided guarantees of approximately $11.5 million, primarily related to loans on properties in which the Company has an interest.

     The Company is continuously involved in numerous lawsuits arising, for the most part, in the ordinary course of business, either as a liability insurer defending third-party claims brought against its insureds, or as an insurer defending coverage claims brought against it by its policyholders or other insurers. While the outcome of all litigation involving the Company, including insurance-related

P M A   C A P I T A L

litigation, cannot be determined, litigation is not expected to result in losses that differ from recorded reserves by amounts that would be material to results of operations, liquidity or financial condition. In addition, reinsurance recoveries related to claims in litigation, net of the allowance for uncollectible reinsurance, are not expected to result in recoveries that differ from recorded recoverables by amounts that would be material to the results of operations, liquidity or financial condition.

14. Cost Reduction Initiatives

During 1997, the Company recorded a $7.0 million pre-tax charge ($4.6 million after-tax) in operating expenses for costs associated with nonvoluntary terminations of approximately 60 employees in various operational and management positions. As of December 31, 1998, approximately $1.8 million of such charges remained in accounts payable and accrued expenses on the balance sheet.

15. Shareholders' Equity

The Company has two classes of common stock, Class A common stock and common stock. The Company's bylaws limit the classes of persons who may own the common stock. Holders of common stock may elect to convert any or all such shares into Class A common stock on a share-for-share basis. The Company's Class A common stock and common stock generally vote without regard to class on matters submitted to shareholders, with the Class A common stock having one vote per share and the common stock having ten votes per share.

     With respect to dividend rights, the Class A common stock is entitled to cash dividends at least 10% higher than those declared and paid on the common stock. In 1998, 1997 and 1996, the Company declared dividends on its common stock and Class A common stock of $0.32 per share and $0.36 per share, respectively.

     Changes in common stock and Class A common stock shares were as follows:

                                                        December 31,
                                             1998           1997           1996
-------------------------------------------------------------------------------
Common stock:
  Balance at beginning of year         15,286,263     16,095,416     17,044,580
  Conversion of common stock into
    Class A common stock               (1,329,995)      (809,153)      (949,164)
                                       ----------------------------------------
  Balance at end of year               13,956,268     15,286,263     16,095,416
                                       ========================================
Class A common stock:
  Balance at beginning of year          9,156,682      8,247,804      7,298,640
  Conversion of common stock into
    Class A common stock                1,329,995        809,153        949,164
  Issuance of shares                           --         99,725             --
                                       ----------------------------------------
  Balance at end of year               10,486,677      9,156,682      8,247,804
                                       ========================================
Treasury stock - Common:
  Balance at beginning of year            435,474        425,364        392,564
  Purchase of treasury shares                 533         10,110         32,800
                                       ----------------------------------------
  Balance at end of year                  436,007        435,474        425,364
                                       ========================================
Treasury stock - Class A common:
  Balance at beginning of year             38,947         74,781         73,408
  Purchase of treasury shares             995,909         27,689        100,523
  Reissuance of treasury shares under
    employee benefit plans               (386,142)       (63,523)       (99,150)
                                       ----------------------------------------
  Balance at end of year                  648,714         38,947         74,781
                                       ========================================

P M A   C A P I T A L

     Under the insurance laws and regulations of Pennsylvania, PMA Capital's insurance subsidiaries may not pay dividends to PMA Capital without prior regulatory approval over a twelve-month period in excess of the greater of (a) 10% of the preceding year-end's policyholders surplus or (b) the preceding year's SAP net income, but in no event to exceed unassigned funds. At December 31, 1998, the maximum amount available to be paid as dividends from the Company's insurance subsidiaries to PMA Capital, without the prior consent of the Pennsylvania Insurance Department, was $51.8 million.

     PMA Capital's dividends to shareholders are restricted by its debt agreements. Under the terms of the Credit Facility and the Letter of Credit Agreement under the most restrictive debt covenant, the Company could pay dividends of approximately $15.6 million in 1999.

     In February of 1998, the Company's Board of Directors authorized a plan to repurchase shares of common stock and Class A common stock in an amount not to exceed $25.0 million. During 1998, the Company repurchased a total of 996,442 shares at a total cost of $18.9 million (average per share price was $18.92), leaving $6.1 million of share repurchase authorization under its February 1998 repurchase program. In February 1999, PMA Capital's Board of Directors authorized an additional $20.0 million of share repurchase authority. Decisions regarding share repurchases are subject to prevailing market conditions and the costs and benefits associated with alternative uses of capital.

16. Earnings Per Share

A reconciliation of the shares used as the denominator of the basic and diluted earnings per share computations is presented below. For all years presented, there were no differences in the numerator (income before extraordinary item) for the basic and diluted earnings per share calculation.

                                                 1998         1997         1996
-------------------------------------------------------------------------------
Basic shares - weighted average common and
  Class A common shares outstanding        23,608,618   23,855,031   23,800,791

Dilutive stock options                        916,270      712,347           --
                                           ------------------------------------
Total diluted shares                       24,524,888   24,567,378   23,800,791
                                           ====================================

Options to purchase shares of Class A common stock are excluded from the computation of diluted earnings per share if they would have been anti-dilutive, and for 1998, 1997 and 1996, such anti-dilutive options were 42,000, 646,000 and
3.2 million, respectively.

17. Business Segments

The following table indicates the Company's revenues, all of which are generated within the U.S., and pre-tax operating income (loss) by principal business segment for the years ended December 31:

(dollar amounts in thousands)                                   1998               1997               1996
----------------------------------------------------------------------------------------------------------
Revenues:
PMA Re                                                     $ 278,293          $ 215,873          $ 200,650
The PMA Insurance Group:
  Excluding Run-off Operations                               311,469            328,248            360,245
  Run-off Operations                                           4,761            (23,491)                --
                                                           -----------------------------------------------
  Total                                                      316,230            304,757            360,245
Caliber One                                                    3,203                 --                 --
Corporate and Other                                            4,010              2,330              2,805
Net realized investment gains                                 21,745              8,598              2,984
                                                           -----------------------------------------------
Total revenues                                             $ 623,481          $ 531,558          $ 566,684
                                                           ===============================================
Pre-tax operating income (loss)(1):
PMA Re                                                     $  46,408          $  45,957          $  44,807
The PMA Insurance Group:
  Excluding Run-off Operations                                10,018             (3,607)          (215,669)
  Run-off Operations                                             452                (73)                --
                                                           -----------------------------------------------
  Total                                                       10,470             (3,680)          (215,669)
Caliber One                                                   (1,606)                --                 --
Corporate and Other                                           (6,939)            (9,954)            (6,464)
                                                           -----------------------------------------------
Pre-tax operating income (loss) before interest expense       48,333             32,323           (177,326)
Interest expense                                              15,009             15,768             17,052
                                                           -----------------------------------------------
Pre-tax operating income (loss)                               33,324             16,555           (194,378)
Net realized investment gains                                 21,745              8,598              2,984
                                                           -----------------------------------------------
Income (loss) before income taxes and extraordinary loss      55,069             25,153           (191,394)
Provision (benefit) for income taxes                          10,335              5,400            (56,060)
                                                           -----------------------------------------------
Income (loss) before extraordinary loss                       44,734             19,753           (135,334)
Extraordinary loss                                                --             (4,734)                --
                                                           -----------------------------------------------
Net income (loss)                                          $  44,734          $  15,019          $(135,334)
                                                           ===============================================

(1) The Company has excluded net realized investment gains (losses) from the profit and loss measure it utilizes to assess the performance of its operating segments because: (i) net realized investment gains (losses) are unpredictable and not necessarily indicative of current operating fundamentals or future performance, and; (ii) in many instances, decisions to buy and sell securities are made at the parent holding company level, and such decisions result in net realized gains (losses) that do not relate to the operations of the individual segments.

The Company recorded amortization and depreciation expense of $5.9 million, $8.7 million and $12.5 million in 1998, 1997 and 1996, respectively. PMA Re and The PMA Insurance Group recorded amortization and depreciation expense of $1.1 million and $3.9 million, respectively, in 1998; $1.0 million and $5.1 million, respectively, in 1997; and $900,000 and $10.9 million, respectively, in 1996.

P M A   C A P I T A L

The following table indicates the Company's total assets by principal business segment at December 31:

(dollar amounts in thousands)                1998           1997          1996
------------------------------------------------------------------------------
Assets(1):
PMA Re                                $ 1,417,901    $ 1,102,242   $ 1,031,149
The PMA Insurance Group:
  Excluding Run-off Operations          1,883,575      1,452,469     1,533,142
  Run-off Operations                       95,110        398,959       505,347
                                      ----------------------------------------
  Total                                 1,978,685      1,851,428     2,038,489
Caliber One                                69,083         64,302            --
Corporate and Other                        (4,951)        39,286        47,878
                                      ----------------------------------------

  Total assets                        $ 3,460,718    $ 3,057,258   $ 3,117,516
                                      ========================================

(1) Equity investments in subsidiaries, which eliminate in consolidation, are excluded from total assets for each segment.

During 1998 and 1997, the Company had one broker that represented more than 10% of the Company's total revenues amounting to $70.6 million and $54.8 million, respectively. There were no brokers or customers that represented more than 10% of the Company's total revenues in 1996.

18. Statutory Financial Information

These consolidated financial statements vary in certain respects from those prepared using statutory accounting practices prescribed or permitted by the Pennsylvania Insurance Department and the Delaware Insurance Department, (collectively "SAP"). Prescribed SAP includes state laws, regulations and general administrative rules, as well as a variety of National Association of Insurance Commissioners ("NAIC") publications. Permitted SAP encompasses all accounting practices that are not prescribed. In 1998, the NAIC adopted the Codification of Statutory Accounting Principles ("Codification") guidance which will replace the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting beginning in 2001. Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas, such as deferred income taxes, which will be recorded under Codification.

     The Insurance Department of Pennsylvania has adopted Codification guidance, effective January 1, 2001. The Company is in the process of estimating the impact that Codification will have on its statutory surplus.

P M A   C A P I T A L

SAP net income (loss) and capital and surplus for PMA Capital's domestic insurance subsidiaries are as follows:

(dollar amounts in thousands)                 1998          1997         1996
-----------------------------------------------------------------------------
SAP net income (loss):
PMA Reinsurance Corporation              $  29,746     $  25,752    $  26,338
The PMA Insurance Group (domestic
  insurance subsidiaries)                   23,034        10,785     (191,640)
Caliber One Indemnity Company                  (90)           --           --
                                         ------------------------------------
Total                                    $  52,690     $  36,537    $(165,302)
                                         ====================================
SAP capital and surplus:
PMA Reinsurance Corporation(1)           $ 287,466     $ 271,154    $ 260,853
The PMA Insurance Group (domestic
  insurance subsidiaries)                  281,947       281,071      279,764
                                         ------------------------------------
Total                                    $ 569,413     $ 552,225    $ 540,617
                                         ====================================

(1) The SAP capital and surplus of PMA Reinsurance Corporation includes PMA Reinsurance Corporation's investment in Caliber One Indemnity Company of $25.0 million in 1998 and 1997.

A reconciliation of PMA Capital's domestic insurance subsidiaries' SAP net income (loss) to the Company's GAAP net income (loss) is as follows:

                                              For the years ended December 31,
(dollar amounts in thousands)                  1998         1997         1996
-----------------------------------------------------------------------------
Net income (loss):
SAP net income (loss) - domestic
  insurance subsidiaries                  $  52,690    $  36,537    $(165,302)
GAAP adjustments:
  Change in deferred acquisition costs        4,504        1,282        6,105
  Benefit for deferred income taxes          14,012        4,725       11,488
  Other                                       4,366        1,131       (6,331)
                                          -----------------------------------
GAAP net income (loss) - domestic
  insurance subsidiaries                     75,572       43,675     (154,040)

Other entities and eliminations             (30,838)     (23,922)      18,706
Extraordinary loss                               --       (4,734)          --
                                          -----------------------------------
GAAP net income (loss)                    $  44,734    $  15,019    $(135,334)
                                          ===================================

P M A   C A P I T A L

A reconciliation of PMA Capital's domestic insurance subsidiaries' SAP capital and surplus to the Company's GAAP shareholders' equity is as follows:

                                                          December 31,
(dollar amounts in thousands)                   1998         1997         1996
------------------------------------------------------------------------------
Shareholders' equity
SAP capital and surplus - domestic
  insurance subsidiaries                   $ 569,413    $ 552,225    $ 540,617
GAAP adjustments:
  Deferred acquisition costs                  49,118       45,288       44,006
  Deferred income taxes                       71,443       52,571      101,642
  Allowance for doubtful accounts            (19,650)     (19,700)     (26,214)
  Retirement accruals                        (10,244)     (10,653)     (14,571)
  Reversal of non-admitted assets             22,711       21,330       25,599
  Unrealized gain (loss) on fixed maturity
    investments available for sale            27,506       19,380      (38,271)
  Other                                       13,569        3,254         (338)
                                           -----------------------------------
GAAP shareholders' equity - domestic
  insurance subsidiaries                     723,866      663,695      632,470
Other entities and eliminations             (212,386)    (185,348)    (206,642)
                                           -----------------------------------
GAAP shareholders' equity                  $ 511,480    $ 478,347    $ 425,828
                                           ===================================

19. Dispositions

Effective July 1, 1998, the Company sold PMA Insurance, Cayman Ltd. ("PMA Cayman"), one of the entities included in The PMA Insurance Group's Run-off Operations, which reinsures claims for certain policies written by other members of The PMA Insurance Group, to a third party for a purchase price of $1.8 million and recorded an after-tax loss of $1.6 million. This transaction included the transfer of $231.5 million in cash and invested assets to the buyer. At December 31, 1998, the Company has recorded $248.6 million in reinsurance receivables related to this transaction, all of which are secured by assets in trust or by letters of credit. If the actual claim payments in the aggregate exceed the estimated payments upon which the loss reserves have been established, the Company has agreed to indemnify the buyer, up to a maximum of $15.0 million. If the actual claim payments in the aggregate are less than the estimated payments upon which the loss reserves have been established, the Company will participate in such favorable loss reserve development.

P M A   C A P I T A L

Report of Independent Accountants

To the Board of Directors and Shareholders
PMA Capital Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity, cash flows and comprehensive income present fairly, in all material respects, the financial position of PMA Capital Corporation and its subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these consolidated financial statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

1177 Avenue of the Americas
New York, New York
February 5, 1999

P M A   C A P I T A L

Quarterly Financial Information (Unaudited)

The following unaudited quarterly financial data are presented on a consolidated basis for each of the years ended December 31, 1998 and 1997. Quarterly financial results necessarily rely on estimates and caution is required in drawing specific conclusions from quarterly consolidated results.

                                             First        Second          Third        Fourth
                                           Quarter       Quarter        Quarter       Quarter
---------------------------------------------------------------------------------------------
1998
Income Statement Data(1):
Total revenues                         $   149,386   $   153,743    $   149,471   $   170,881
Income before income taxes                  14,741        10,775         12,584        16,969
Net income                                  12,088         9,357         10,552        12,737

Per Share Data:
  Net income (Basic)                   $      0.51   $      0.39    $      0.45   $      0.54
  Net income (Diluted)                        0.49          0.38           0.43          0.52

Class A Common Stock Prices(2):
    High                               $     19.38   $     23.00    $     22.69   $     19.63
    Low                                      15.75         17.63          17.25         16.75
    Close                                    18.00         23.00          19.50         19.56

1997
Income Statement Data(1):
Total revenues                         $   145,094   $   148,873    $   105,528   $   132,063
Income (loss) before income taxes            7,318        (4,698)        11,516        11,017
Income before extraordinary loss             4,757           520          7,344         7,132
Net income                                      23           520          7,344         7,132

Per Share Data:
  Basic:
    Income before extraordinary loss   $      0.20   $      0.02    $      0.31   $      0.30
    Net income                                  --          0.02           0.31          0.30

  Diluted:
    Income before extraordinary loss          0.19          0.02           0.30          0.29
    Net income                                  --          0.02           0.30          0.29

Class A Common Stock Bids(2):
    High                               $     16.13   $     16.00    $     16.75   $     18.00
    Low                                      15.63         14.00          15.00         16.00
    Close                                    16.00         15.00          16.75         16.00

(1) Over the past two years, the Company's results have been impacted by restructuring charges and other special items. During 1998, the Company incurred restructuring and other charges of approximately $814,000, $1.3 million, $54,000 and $2,000 for the first, second, third and fourth quarter, respectively. During 1997, the Company incurred restructuring and other charges of approximately $775,000, $3.5 million, $2.7 million and $5.2 million for the first, second, third and fourth quarter, respectively.

(2) The Company's Class A common stock began trading on the NASDAQ National Market System effective February 5, 1998. Prior to that date, the Class A common stock was not traded on an established exchange, but on the OTC Bulletin Board through approximately ten broker/dealers who voluntarily made a market in the Class A common stock. The stock price data presented for 1997 for the Class A common stock is based upon over-the-counter market bid quotations, which reflect interdealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. Transactions in the common stock were conducted privately among persons qualified to own the common stock. No price information was available for such transactions.

The Company had 378 record holders of Class A common stock and 177 record holders of common stock at January 31, 1999. For each of the quarters in the two years ended December 31, 1998, the Company declared a quarterly dividend of $0.08 and $0.09 per share for its common stock and Class A common stock, respectively.

                                 (back cover)

Securities Listing

The Corporation's Class A Common stock is listed on the Nasdaq National Market System. It trades under the stock symbol:PMACA

Dividends

PMA Capital Corporation's quarterly dividends on Common Stock and Class A Common Stock are paid on or about the first day of January, April, July and October. Each share of Class A Common Stock is entitled to a cash dividend at least 10% higher than any cash dividend paid on the Common Stock.