Form 10-K, Exhibit 13
period 1999-12-31
PMA CAPITAL CORP
filed 2000-03-29
CIK 1041665

Selected Financial Data

                                                                    For the year ended December 31,
(dollar amounts in thousands,
except share and per share data)                  1999           1998         1997 (1)       1996 (1)      1995 (1)
-------------------------------------------------------------------------------------------------------------------
Net premiums written                           $ 563,510      $ 474,761     $ 381,282      $ 432,975      $ 485,876
                                              =====================================================================
Consolidated Results of Operations:
Net premiums earned                            $ 540,087      $ 466,715     $ 375,951      $ 420,575      $ 484,952
Net investment income                            110,057        120,125       133,392        130,837        138,111
Net realized investment gains (losses)            (7,745)        21,745         8,598          2,984         31,923
Other revenues                                    12,718         14,896        13,617         12,288          6,350
                                              ---------------------------------------------------------------------
   Total consolidated revenues                 $ 655,117      $ 623,481     $ 531,558      $ 566,684      $ 661,336
                                              =====================================================================
Income (loss) before extraordinary loss and
   cumulative effect of accounting change      $  28,353      $  44,734     $  19,753      $(135,334)     $  24,130
Extraordinary loss from early extinguishment
   of debt, net of related tax effect(2)              --             --        (4,734)            --             --
Cumulative effect of accounting change,
   net of related tax effect (3)                  (2,759)            --            --             --             --
                                              ---------------------------------------------------------------------
Net income (loss)                              $  25,594      $  44,734     $  15,019      $(135,334)     $  24,130
                                              =====================================================================
Per Share Data:
Weighted average shares:
      Basic(4)                                22,976,326     23,608,618     23,855,031    23,800,791     23,816,088
      Diluted(4), (5)                         23,785,916     24,524,888     24,567,378    23,800,791     24,781,949
Income (loss) before extraordinary loss and
   cumulative effect of accounting change
      Basic(4)                                $     1.23      $    1.89     $    0.83     $    (5.68)     $    1.01
      Diluted(4), (5)                               1.19           1.82          0.80          (5.68)          0.97
Net income (loss) per share:
      Basic(4)                                      1.11           1.89          0.63          (5.68)          1.01
      Diluted(4), (5)                               1.08           1.82          0.61          (5.68)          0.97
Dividends paid per Common share                     0.32           0.32          0.32           0.32           0.32
Dividends paid per Class A Common share             0.36           0.36          0.36           0.36           0.36
Shareholders' equity per share                     19.21          21.90         19.96          17.86          25.53
Consolidated Financial Position:
Total investments                             $1,918,035     $2,325,409    $2,194,738     $2,261,353     $2,455,949
Total assets                                   3,245,087      3,460,718     3,057,258      3,117,516      3,258,572
Reserves for unpaid losses and LAE             1,932,601      1,940,895     2,003,187      2,091,072      2,069,986
Long-term debt                                   163,000        163,000       203,000        204,699        203,848
Shareholders' equity(5)                          429,143        511,480       478,347        425,828        609,668

(1) Operating results in 1997, 1996 and 1995 were impacted by approximately $12.1 million, $223.1 million and $8.4 million, respectively, of restructuring, reserve strengthening and other special charges. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(2) In 1997, the Company refinanced substantially all of its long-term debt resulting in a $4.7 million extraordinary loss, net of tax effect. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(3) In 1999, the Company adopted SOP 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." As a result of adopting SOP 97-3, the Company recorded a liability of $4.3 million pre-tax and a resulting charge to earnings of $2.8 million, net of tax effect.
(4) In 1997, the Company adopted SFAS No. 128, "Earnings Per Share," which requires the presentation of basic and diluted earnings per share. See Note 15 to the Company's Consolidated Financial Statements for additional information. All prior periods' presentation of earnings per share data has been restated to conform to SFAS No. 128.
(5) For the year ended December 31, 1996 common stock equivalents were not taken into consideration in the computation of weighted-average diluted shares as these common stock equivalents would have an anti-dilutive effect on the net loss per share.
(6) Pre-tax operating income (loss) excludes net realized investment gains (losses). Pre-tax operating income by business segment for all periods is unaudited and has been presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which the Company adopted on January 1, 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 16 to the Company's Consolidated Financial Statements. The Company excludes net realized investment gains (losses) from the profit and loss measure it utilizes to assess the performance of its operating segments because (i) net realized investment gains (losses) are unpredictable and not necessarily indicative of current operating fundamentals or future performance and (ii) in many instances, decisions to buy and sell securities are made at the holding company level, and such decisions result in net realized gains (losses) that do not relate to the operations of the individual segments.
(7) Run-off Operations of The PMA Insurance Group were established in December 1996 to reinsure certain obligations primarily associated with workers' compensation claims written by the Pooled Companies for accident years 1991 and prior. The Run-off Operations are separate legal entities and substantially all of the assets of the Run-off Operations are held in trust for the benefit of the Pooled Companies. Effective July 1, 1998 the Company sold PMA Cayman. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(8) The combined ratio computed on a GAAP basis is equal to losses and loss adjustment expenses plus acquisition expenses, operating expenses and policyholders' dividends (where applicable), all divided by net premiums earned.

                                                                    For the year ended December 31,
(dollar amounts in thousands,
except share and per share data)                  1999           1998         1997 (1)       1996 (1)      1995 (1)
-------------------------------------------------------------------------------------------------------------------
Pre-tax operating income (loss)(6):
PMA Re                                         $  50,319      $  46,408     $  45,957      $  44,807      $  39,793
                                              ---------------------------------------------------------------------
The PMA Insurance Group(7):
   Excluding Run-off Operations                   18,389         10,018        (3,607)      (215,669)        (3,885)
   Run-off Operations                               (189)           452           (73)            --            --
                                              ---------------------------------------------------------------------
   Total PMA Insurance Group                      18,200         10,470        (3,680)      (215,669)        (3,885)
Caliber One                                           83         (1,606)           --             --             --
Corporate and Other                               (8,544)        (6,939)       (9,954)        (6,464)       (14,184)
                                              ---------------------------------------------------------------------
   Total pre-tax operating income (loss)
      before interest expense                     60,058         48,333        32,323       (177,326)        21,724
Interest expense                                  12,221         15,009        15,768         17,052         18,734
                                              ---------------------------------------------------------------------
Pre-tax operating income (loss)                   47,837         33,324        16,555       (194,378)         2,990
Net realized investment gains (losses)            (7,745)        21,745         8,598          2,984         31,923
                                              ---------------------------------------------------------------------
Income (loss) before income taxes,
   extraordinary loss and cumulative
   effect of accounting change                    40,092         55,069        25,153       (191,394)        34,913
Income tax expense (benefit)                      11,739         10,335         5,400        (56,060)        10,783
                                              ---------------------------------------------------------------------
Income (loss) before extraordinary loss and
   cumulative effect of accounting change         28,353         44,734        19,753       (135,334)        24,130
Extraordinary loss from early extinguishment
   of debt, net of related tax effect(2)              --             --        (4,734)            --             --
Cumulative effect of accounting change,
   net of related tax effect (3)                  (2,759)            --            --             --             --
                                              ---------------------------------------------------------------------
Net income (loss)                              $  25,594      $  44,734     $  15,019      $(135,334)     $  24,130
                                              =====================================================================

GAAP Ratios for Insurance Subsidiaries:
PMA Re:
      Loss and LAE ratio                          70.4%          68.9%          69.6%         73.7%          74.6%
      Expense ratio                               32.1%          34.8%          34.2%         28.9%          29.3%
                                              ---------------------------------------------------------------------
      Combined ratio(8)                          102.5%         103.7%         103.8%        102.6%         103.9%
                                              =====================================================================
The PMA Insurance Group, including
   Run-off Operations(7):
      Loss and LAE ratio                          75.1%          81.6%          91.1%        158.2%          92.5%
      Expense ratio(9)                            31.7%          33.7%          42.8%         47.1%          30.4%
      Policyholders' dividend ratio                8.6%           7.3%           6.9%          6.1%           4.8%
                                              ---------------------------------------------------------------------
      Combined ratio(8)                          115.4%         122.6%         140.8%        211.4%         127.7%
                                              =====================================================================
The PMA Insurance Group, excluding
   Run-off Operations(7):
      Loss and LAE ratio                          73.6%          78.0%          83.7%             --             --
      Expense ratio(9)                            31.1%          31.3%          32.9%             --             --
      Policyholders' dividend ratio                8.6%           7.1%           5.6%             --             --
                                              ---------------------------------------------------------------------
      Combined ratio(8)                          113.3%         116.4%         122.2%             --             --
                                              =====================================================================
Caliber One (10):
      Loss and LAE ratio                          76.5%              --            --             --             --
      Expense ratio                               33.1%              --            --             --             --
                                              ---------------------------------------------------------------------
      Combined ratio(8)                          109.6%              --            --             --             --
                                              =====================================================================

(9) The GAAP operating expense ratios exclude $7.9 million, $9.0 million, $9.3 million, $8.2 million and $5.3 million for the years ended December 31, 1999, 1998, 1997, 1996 and 1995, respectively, of PMA Management Corp. direct expenses related to service revenues, which are not included in premiums earned. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(10) The results of operations of Caliber One for the years ended 1998 and 1997 are not material to the underwriting ratios of the Company; accordingly, the ratios for Caliber One have not been presented for those years.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

The following is a discussion of the financial condition of PMA Capital Corporation and its consolidated subsidiaries ("PMA Capital" or the "Company") as of December 31, 1999, compared with December 31, 1998, and the results of operations of PMA Capital for 1999 and 1998, compared with the immediately preceding year. The balance sheet information presented below is as of December 31 for each respective year. The statement of operations information is for the year ended December 31 for each respective year. The term "SAP" refers to the statutory accounting practices prescribed or permitted by applicable state insurance departments, and the term "GAAP" refers to generally accepted accounting principles.

CONSOLIDATED RESULTS
The major components of operating revenues, pre-tax operating income and net income are as follows:

(dollar amounts in thousands)                                             1999             1998              1997
-------------------------------------------------------------------------------------------------------------------
Net premiums written                                                  $  563,510       $  474,761        $  381,282
                                                                     ==============================================
Net premiums earned                                                   $  540,087       $  466,715        $  375,951
Net investment income                                                    110,057          120,125           133,392
Other revenues                                                            12,718           14,896            13,617
                                                                     ----------------------------------------------
Total operating revenues                                              $  662,862       $  601,736        $  522,960
                                                                     ==============================================

Components of pre-tax operating income(1) and net income:
PMA Re                                                                $   50,319       $   46,408        $   45,957
The PMA Insurance Group:
   Excluding Run-off Operations                                           18,389           10,018            (3,607)
   Run-off Operations                                                       (189)             452               (73)
                                                                     ----------------------------------------------
   Total                                                                  18,200           10,470            (3,680)
Caliber One                                                                   83           (1,606)               --
Corporate and Other                                                      (20,765)         (21,948)          (25,722)
                                                                     ----------------------------------------------
Pre-tax operating income                                                  47,837           33,324            16,555
Net realized investment gains (losses)                                    (7,745)          21,745             8,598
                                                                     ----------------------------------------------
Income before income taxes, extraordinary loss and cumulative
 effect of accounting change                                              40,092           55,069            25,153
Income tax expense                                                        11,739           10,335             5,400
                                                                     ----------------------------------------------
Income before extraordinary loss and cumulative
 effect of accounting change                                              28,353           44,734            19,753
Extraordinary loss, net of tax                                                --               --            (4,734)
Cumulative effect of accounting change, net of tax                        (2,759)              --                --
                                                                     ----------------------------------------------
Net income                                                            $   25,594       $   44,734        $   15,019
                                                                     ==============================================

(1)Pre-tax operating income is defined as income from continuing operations before income taxes, excluding net realized investment gains (losses). The Company excludes net realized investment gains (losses) from the profit and loss measure it utilizes to assess the performance of its operating segments because (i) net realized investment gains (losses) are unpredictable and not necessarily indicative of current operating fundamentals or future performance and (ii) in many instances, decisions to buy and sell securities are made at the holding company level, and such decisions result in net realized gains (losses) that do not relate to the operations of the individual segments.

   In 1999, pre-tax operating income and after-tax operating income were $47.8 million and $33.4 million, respectively, compared to $33.3 million and $30.6 million in 1998. The increase in pre-tax and after-tax operating income was primarily due to higher pre-tax operating income for The PMA Insurance Group and PMA Re and lower interest expense. The increase in after-tax operating income in 1999 was partially offset by a higher effective tax rate in 1999.
   In 1998, pre-tax operating income and after-tax operating income were $33.3 million and $30.6 million, respectively, compared to $16.6 million and $14.2 million in 1997. The improvement in the 1998 results was due primarily to increased pre-tax operating income generated by The PMA Insurance Group and PMA Re, as well as the absence of $9.2 million in charges related to The PMA Insurance Group's restructuring and cost reduction initiatives in 1997.
   The Company currently expects operating income to continue to improve in 2000 primarily reflecting higher pre-tax operating income from PMA Re and The PMA
Insurance Group. This expectation may differ materially from actual results because of the risk factors noted in the "Cautionary Statements" on page 43.
   Net income was $25.6 million, $44.7 million and $15.0 million in 1999, 1998 and 1997, respectively. Net income for 1999 includes an after-tax charge of $2.8 million for the effect of adopting Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." See "Recent Accounting Pronouncements" for additional information. Net income for 1997 includes an extraordinary loss of $4.7 million, net of tax, reflecting the early extinguishment of debt in March 1997 when the Company refinanced substantially all of its outstanding credit agreements not already maturing in 1997 with a new revolving credit facility (the "Credit Facility").
   Net income also includes after-tax gains and losses on the sale of investments. The timing and recognition of such gains and losses are unpredictable and are not indicative of future operating performance. After-tax net realized investment losses were $5.0 million for 1999, compared to after-tax net realized investment gains of $14.1 million in 1998 and $5.6 million for 1997. The realized losses for 1999 reflect sales of investments in a rising interest rate environment in order to invest in yield enhancing investment opportunities. This is in contrast to the realized gains in 1998 and 1997, which reflect sales of investments in a declining interest rate environment. Net realized investment gains for 1998 also include a $2.4 million pre-tax loss related to the sale of PMA Insurance, Cayman Ltd. ("PMA Cayman"). See Note 18 to the Company's Consolidated Financial Statements for additional information.
   In connection with the adoption of SFAS No. 131 in 1998, the Company identified four reportable segments: (i) PMA Re, which provides property and casualty reinsurance products and services; (ii) The PMA Insurance Group, which writes managed care workers' compensation, integrated disability and to a lesser extent, other standard lines of commercial insurance; (iii) Caliber One, which writes specialty insurance focusing on excess and surplus lines; and (iv) Corporate and Other, which includes unallocated investment income, expenses, including debt service, as well as the results of certain of the Company's real estate properties. Because Caliber One's operating results were not significant in 1997, Caliber One's financial information was included within the Corporate and Other segment in 1997.

PMA RE
Summarized financial results of PMA Re are as follows:

(dollar amounts
 in thousands)               1999      1998       1997
--------------------------------------------------------

Net premiums written       $278,998  $234,010  $177,934
                          ==============================
Net premiums earned        $293,862  $223,559  $163,603
Net investment income       57,686    54,734     52,270
                          ------------------------------
Operating revenues          351,548   278,293   215,873
                          ------------------------------
Losses and loss adjustment
 expenses incurred          206,891   154,062   113,931
Acquisition and
 operating expenses          94,338    77,823    55,985
                          ------------------------------
Total losses and expenses   301,229   231,885   169,916
                          ------------------------------
Pre-tax operating income    $50,319   $46,408   $45,957
                          ==============================
GAAP loss and LAE ratio      70.4%     68.9%      69.6%
GAAP combined ratio         102.5%    103.7%     103.8%
                          ------------------------------

PMA Re's pre-tax operating income increased to $50.3 million in 1999, compared to $46.4 million in 1998. The increase in operating results reflects an increase in net investment income, and to a lesser extent, slower growth in operating expenses relative to premium growth, partially offset by increased losses and loss adjustment expenses ("LAE"). The increase in PMA Re's pre-tax operating income to $46.4 million in 1998, compared to $46.0 million in 1997, was primarily due to higher investment income, as well as higher premium volume, which was partially offset by increased losses and LAE and acquisition costs.

Premium Revenues
PMA Re's gross premiums written by business unit and major category of business are as follows:

(dollar amounts                                                                       1999       1998
 in thousands)                             1999           1998           1997        Change %   Change %
--------------------------------------------------------------------------------------------------------
Business Unit:
Traditional - Treaty                    $ 180,475      $ 190,749      $ 181,715          (5)%       5%
Specialty - Treaty                         88,433         79,711         37,838          11%      111%
Finite Risk and Financial Products         69,989          7,300             --         859%      N/A
Facultative                                 4,710          6,576          5,768         (28)%      14%
                                      ----------------------------------------------------------------
Total                                   $ 343,607      $ 284,336      $ 225,321          21%       26%
                                      ================================================================

Major Category of Business:
Casualty lines                          $ 246,660      $ 206,317      $ 151,901          20%       36%
Property lines                             95,183         76,975         72,625          24%        6%
Other lines                                 1,764          1,044            795          69%       31%
                                      ----------------------------------------------------------------
Total                                   $ 343,607      $ 284,336      $ 225,321          21%       26%
                                      ================================================================

NA - Not applicable

PMA Re's net premiums written by business unit and major category of business are as follows:

                                                                                        1999       1998
(dollar amounts in thousands)              1999           1998           1997         Change %   Change %
---------------------------------------------------------------------------------------------------------
Business Unit:
Traditional - Treaty                    $ 137,686      $ 159,686      $ 141,573         (14)%      13%
Specialty - Treaty                         68,818         64,625         33,846           6%       91%
Finite Risk and Financial Products         69,551          6,971             --         898%      N/A
Facultative                                 2,943          2,728          2,515           8%        8%
                                      ----------------------------------------------------------------
Total                                   $ 278,998      $ 234,010      $ 177,934          19%       32%
                                      ================================================================

Major Category of Business:
Casualty lines                          $ 199,113      $ 168,452      $ 118,889          18%       42%
Property lines                             78,148         64,497         58,257          21%       11%
Other lines                                 1,737          1,061            788          64%       35%
                                      ----------------------------------------------------------------
Total                                   $ 278,998      $ 234,010      $ 177,934          19%       32%
                                      ================================================================

NA - Not applicable

In 1999, net premiums written increased 19%, primarily reflecting the successful expansion of finite risk and financial product offerings, which resulted in $49.2 million of casualty writings and $20.1 million of property writings. In 1998, net premiums written increased 32%, primarily reflecting the expansion of relationships with PMA Re's existing clients, which accounted for approximately $33 million of the growth in casualty premiums in 1998, and contracts with new clients, which accounted for approximately $17 million of the growth in casualty premiums in 1998. In addition, as a result of the increased business flow generated by these activities, estimated net premiums written and not received increased by $16.6 million in 1998. Partially offsetting these factors were the effects of highly competitive conditions in the U.S. reinsurance market, particularly in the traditional market during 1999, which has caused PMA Re to non-renew certain accounts largely due to inadequate rates and/or other underwriting issues.
   Net premiums earned increased 31% in 1999, compared to 1998, and 37% in 1998, compared to 1997. Generally, trends in net premiums earned follow patterns similar to net premiums written, with premiums being earned principally on a pro rata basis over the terms of the contracts. In 1999, PMA Re's earned premiums include approximately $32 million related to a revision in the methodology used in estimating unearned premiums on in-force contracts.

Losses and Expenses
The components of PMA Re's GAAP combined ratios are as follows:

                              1999      1998       1997
--------------------------------------------------------
Loss and LAE ratio           70.4%     68.9%      69.6%
                           ----------------------------
Expense ratio:
   Acquisition expenses      27.5%     28.9%      27.6%
   Operating expenses         4.6%      5.9%       6.6%
                           ----------------------------
Total expense ratio          32.1%     34.8%      34.2%
                           ----------------------------
GAAP combined ratio(1)      102.5%    103.7%     103.8%
                           ============================

(1)The combined ratio computed on a GAAP basis is equal to losses and LAE, plus acquisition expenses and operating expenses, all divided by net premiums earned.

In 1999, PMA Re's combined ratio decreased slightly to 102.5%, compared with a combined ratio of 103.7% in 1998 and 103.8% in 1997. Since 1997, the 1.3 point decline in the combined ratio is primarily attributable to a 2.0 point improvement in the operating expense ratio.
   The operating expense ratio decreased 1.3 points in 1999, compared to 1998 and 0.7 points in 1998, compared to 1997. These improvements in the operating expense ratio primarily reflect faster growth in earned premiums than in operating expenses.

Net Investment Income
Net investment income was $57.7 million, $54.7 million and $52.3 million in 1999, 1998 and 1997, respectively. These improvements primarily reflect an increase in investment yield and, to a lesser extent, higher average invested assets. During 1999 and 1998, PMA Re shifted some of its investment holdings out of U.S. Government securities and into corporate and asset-backed securities, which generally yield higher levels of investment income. At amortized cost, PMA Re's cash and invested assets increased approximately $35 million, or 4%, and approximately $55 million, or 6%, during 1999 and 1998, respectively.

THE PMA INSURANCE GROUP
The PMA Insurance Group is comprised of Pennsylvania Manufacturers' Association Insurance Company, Manufacturers Alliance Insurance Company and Pennsylvania Manufacturers Indemnity Company (collectively, the "Pooled Companies"), as well as PMA Management Corp., Pennsylvania Manufacturers International Insurance, Limited, PMA Insurance SPC, Cayman and Run-off Operations.
   Run-off operations ("Run-off Operations") of The PMA Insurance Group were classified by management and segregated from ongoing operations effective
December 31, 1996. The Run-off Operations have been established to reinsure certain obligations primarily associated with workers' compensation claims written by the Pooled Companies for the years 1991 and prior. The Run-off Operations have been segregated into separate legal entities and substantially all of the assets of the Run-off Operations are held in trust for the benefit of the Pooled Companies.

Summarized financial results of The PMA Insurance Group are as follows:

(dollar amounts in thousands)               1999             1998             1997
-------------------------------------------------------------------------------------
The PMA Insurance Group
Net premiums written                     $ 233,713        $ 234,837        $ 203,348
                                         ===========================================
Net premiums earned                      $ 221,934        $ 241,928        $ 212,348
Net investment income                       50,282           64,580           81,927
Other revenues                              10,086            9,722           10,482
                                         -------------------------------------------
Operating revenues                         282,302          316,230          304,757
                                         -------------------------------------------
Losses and LAE                             166,674          197,525          193,530
Acquisition and operating
 expenses                                   78,287           90,499          100,191
Dividends to policyholders                  19,141           17,736           14,716
                                         -------------------------------------------
Total losses and expenses                  264,102          305,760          308,437
                                         -------------------------------------------
Pre-tax operating income (loss)          $  18,200        $  10,470        $  (3,680)
                                         ===========================================


The PMA Insurance Group
Excluding Run-off Operations

Net premiums written                     $ 233,713        $ 244,237        $ 254,970
                                         ===========================================
Net premiums earned                      $ 221,934        $ 251,328        $ 263,970
Net investment income                       45,870           50,419           53,796
Other revenues                              10,086            9,722           10,482
                                         -------------------------------------------
Operating revenues                         277,890          311,469          328,248
                                         -------------------------------------------
Losses and LAE                             163,375          196,018          220,990
Acquisition and operating expenses          76,985           87,697           96,149
Dividends to policyholders                  19,141           17,736           14,716
                                         -------------------------------------------
Total losses and expenses                  259,501          301,451          331,855
                                         -------------------------------------------
Pre-tax operating income (loss)          $  18,389        $  10,018        $  (3,607)
                                         ===========================================


Run-off Operations
Net premiums written                     $      --        $  (9,400)       $ (51,622)
                                         ===========================================
Net premiums earned                      $      --        $  (9,400)       $ (51,622)
Net investment income                        4,412           14,161           28,131
                                         -------------------------------------------
Operating revenues                           4,412            4,761          (23,491)
                                         -------------------------------------------
Losses and LAE                               3,299            1,507          (27,460)
Acquisition and operating expenses           1,302            2,802            4,042
                                         -------------------------------------------
Total losses and expenses                    4,601            4,309          (23,418)
                                         -------------------------------------------
Pre-tax operating income (loss)          $    (189)       $     452        $     (73)
                                         ===========================================

     Pre-tax operating income for The PMA Insurance Group increased in 1999 to $18.2 million, compared with pre-tax operating income of $10.5 million in 1998, and a pre-tax operating loss of $3.7 million in 1997. The increases in operating income since 1997 were primarily due to improved loss experience and lower operating expenses resulting from ongoing cost reduction initiatives. In addition, the improvements in operating income reflect a reduction in the level of net exposures underwritten due to disciplined and focused under-writing as well as an increase in the use of reinsurance.

The PMA Insurance Group Excluding Run-off Operations
----------------------------------------------------
Premiums

(dollar amounts in thousands)       1999          1998           1997
-----------------------------------------------------------------------

Workers' compensation:
   Direct premiums written       $203,571       $183,913       $181,556
   Premiums assumed                 4,588          4,786          4,112
   Premiums ceded                  29,063          1,666         10,367
                                 --------------------------------------
   Net premiums written           179,096        187,033        175,301
                                 --------------------------------------

Commercial Lines:
   Direct premiums written         85,500         93,628        122,003
   Premiums assumed                 1,782          2,368          2,894
   Premiums ceded                  32,665         38,792         45,228
                                 --------------------------------------
   Net premiums written            54,617         57,204         79,669
                                 --------------------------------------

Total:
   Direct premiums written        289,071        277,541        303,559
   Premiums assumed                 6,370          7,154          7,006
   Premiums ceded                  61,728         40,458         55,595
                                 --------------------------------------
   Net premiums written          $233,713       $244,237       $254,970
                                 ======================================

Direct workers' compensation premiums written increased in the three-year period ended December 31, 1999, due to an increase in the volume of risks underwritten. However, manual rate reductions in The PMA Insurance Group's principal marketing territories have constrained the growth in direct workers' compensation premiums written in 1998 and 1997, and to a much lesser extent in 1999. In addition, continued intense price competition and selected non-renewal of non-profitable accounts tempered increases in direct premiums written.
   In recent years, the PMA Insurance Group increased its writings of workers' compensation premiums through focused marketing efforts and has continued to balance its workers' compensation portfolio by increasing writings in relatively lower hazard classes of business and reducing writings in higher hazard classes of business.

   For example, lower hazard classes of business such as healthcare, educational institutions and retail represented 33%, 26% and 21% of total direct workers' compensation premiums written in 1999, 1998 and 1997, respectively, whereas higher hazard classes of business, such as construction, represented 15%, 21% and 26% of total direct workers' compensation premiums written in 1999, 1998 and 1997, respectively.
   The enactment of workers' compensation benefit reform laws in The PMA Insurance Group's principal marketing territories has caused manual rates for workers' compensation to decline in the past three years. These benefit reform laws also have had a favorable impact on losses and LAE for business written on policies subject to such reform laws. Because manual rate reductions directly affect the prices that The PMA Insurance Group can charge for its rate sensitive workers' compensation products, which include fixed cost and dividend policies, such declines in manual rate levels have had a significant effect on workers' compensation premium volume. The premium charged on a fixed-cost policy is based upon the manual rates filed with the state insurance department. In 1999, 1998 and 1997, manual rate levels have declined on average approximately 3%, 13% and 25%, respectively. As a result, the impact of decreasing manual rate levels has declined over the last three years.
   During 1999, direct writings of commercial lines of business other than workers' compensation, such as commercial auto, general liability, umbrella, multi-peril and commercial property lines (collectively, "Commercial Lines") decreased $8.1 million, compared to 1998. During 1998, direct writings of Commercial Lines decreased $28.4 million, compared to 1997. These decreases are primarily due to planned reductions in such lines and continued competitive conditions. Rather than lower prices to what it believes are unacceptable levels, The PMA Insurance Group has chosen not to renew some of its business in the Commercial Lines.
   The increase in premiums ceded for 1999, compared to 1998, primarily reflects a new reinsurance treaty that reduced the net retention level on workers' compensation exposures from $1.5 million to $150,000 per occurrence, beginning in 1999. Partially offsetting such increase in premiums ceded was a decrease of $6.1 million in ceded premiums for Commercial Lines, which is primarily due to the reduction in direct Commercial Lines business written and negotiated rate reductions for various treaties reinsuring certain Commercial Lines business. Premiums ceded for 1998 decreased $15.1 million, compared to 1997, reflecting lower ceded premiums for workers' compensation business of $8.7 million due primarily to the effect of a $9.4 million profit commission between the Pooled Companies and the Run-off Operations. In addition, ceded premiums on Commercial Lines for 1998 decreased $6.4 million, compared to 1997, due to the reduction in direct Commercial Lines business written.
    Net premiums earned decreased 12% in 1999, compared to 1998, and 5% in 1998, compared to 1997. Each year's decrease corresponds to the decrease in net premiums written. Generally, trends in net premiums earned follow patterns similar to net premiums written adjusted for the customary lag related to the timing of premium writings within the year. Direct premiums are earned principally on a pro rata basis over the terms of the policies.

Losses and Expenses
The components of The PMA Insurance Group's GAAP combined ratios, excluding Run-off Operations are as follows:

                                   1999      1998      1997
-------------------------------------------------------------

Loss and LAE ratio                 73.6%     78.0%     83.7%
                                 ---------------------------
Expense ratio:
   Acquisition expenses            17.7%     18.0%     18.3%
   Operating expenses(1) (2)       13.4%     13.3%     14.6%
                                 ---------------------------
Total expense ratio                31.1%     31.3%     32.9%
Policyholders' dividend ratio       8.6%      7.1%      5.6%
                                 ---------------------------
GAAP combined
 ratio- (1) (2) (3) (4)           113.3%    116.4%    122.2%
                                 ===========================

(1)The expense ratio and the combined ratio for 1999 exclude the impact of the cumulative effect of accounting change of $4.3 million ($2.8 million after-tax) for insurance-related assessments.
(2)The expense ratio and the combined ratio exclude $7.9 million, $9.0 million and $9.3 million in 1999, 1998 and 1997, respectively, for direct expenses related to service revenues, which are not included in premiums earned.
(3)The combined ratio computed on a GAAP basis is equal to losses and LAE, plus acquisition expenses, operating expenses and policyholders' dividends, all divided by net premiums earned.
(4)The GAAP combined ratios for The PMA Insurance Group including the Run-off Operations were 115.4%, 122.6% and 140.8% for 1999, 1998 and 1997, respectively.

The components of the loss and LAE ratio are as follows:

                                             1999      1998         1997
-------------------------------------------------------------------------
Current accident year - undiscounted(1)      76.8%     80.0%        81.0%
Prior year reserve development(2)            (4.2)%    (1.8)%       (0.4)%
Net discount accretion                        1.0%     (0.2)%        3.1%
                                            -----------------------------
Loss and LAE ratio                           73.6%     78.0%        83.7%
                                            =============================

(1)Returned premiums of $5.7 million, $3.0 million and $0 associated with older years reduced reported premiums in 1999, 1998 and 1997, respectively. The current accident year undiscounted loss and LAE ratios excluding such adjustments were 74.8%, 79.0% and 81.0% in 1999, 1998 and 1997, respectively.
(2)The prior year reserve development excluding the aforementioned premium adjustments and amounts returned to the policyholders for rent-a-captive business were 0.4%, 0% and 0.3% in 1999, 1998 and 1997, respectively.

The loss and LAE ratio improved 4.4 points in 1999, compared to 1998, primarily due to an improved current accident year loss and LAE ratio, and more favorable prior accident year reserve development, partially offset by a decline in the level of reserve discount. The loss and LAE ratio improved 5.7 points for 1998, compared to 1997, primarily due to a more favorable impact on the loss and LAE ratio from the lower level of reserve discount and more favorable prior accident year reserve development.
   In 1999, The PMA Insurance Group experienced $9.2 million of favorable development of prior accident year reserves, excluding the accretion of discount ("prior year development"). The favorable prior year development primarily reflects better than expected loss experience from loss-sensitive and rent-a-captive workers' compensation business. Premium adjustments for loss-sensitive business and policyholders' dividends for rent-a-captive business have substantially offset this favorable development. Rent-a-captives are used by customers as an alternative method to manage their loss exposure without establishing and capitalizing their own captive insurance company. In 1998, favorable prior year development was $4.6 million, comprised of $6.9 million of favorable prior year development for workers' compensation, partially offset by $2.3 million of adverse prior year development in Commercial Lines. In 1997, favorable prior year development was $1.0 million, reflecting favorable prior year development of $6.0 million on workers' compensation, partially offset by reserve strengthening of $5.0 million in commercial multi-peril business (see
Note 4 to the Company's Consolidated Financial Statements for additional information).
   The loss and LAE ratio is negatively impacted by accretion of discount on prior year reserves and favorably impacted by setting up discount for current year reserves. The net of these amounts is referred to as net discount accretion. Accretion of prior year discounted reserves exceeded the setting up of discount for 1999 and 1997, whereas the setting up of discount exceeded the accretion of prior year discounted reserves in 1998. Net discount accretion in 1999 reflects a reduction in the amount of discount recorded on current year's reserves as a result of higher ceded loss reserves due to the new reinsurance treaty for workers' compensation.
   In 1999, 1998 and 1997, the impact on the loss and LAE ratio from the effects of discounting loss reserves has generally declined due mainly to the effect of commutations and lower business writings. The PMA Insurance Group has been executing programs under which it commuted, or settled, a large number of workers' compensation claims. Commutations are agreements whereby the claimants, in exchange for a lump sum payment, release their rights to future payments. The PMA Insurance Group paid approximately $38 million, $65 million and $113 million in 1999, 1998 and 1997, respectively, to commute workers' compensation claims. The commutation programs resulted in payments that were less than the corresponding carried reserves. Savings associated with these claims were consistent with management's expectations. Because substantially all of these reserves were carried on a discounted basis, the ultimate level of discount on The PMA Insurance Group's carried reserves decreased.
   Measures to control medical costs and LAE on workers' compensation claims have also improved the overall loss and LAE ratio. Medical costs have improved primarily due to The PMA Insurance Group's affiliation with a national preferred provider organization, which became effective late in 1997. This affiliation has enabled The PMA Insurance Group to control its cost of providing medical benefits to injured workers. In addition to this improvement in loss costs, LAE costs have decreased as well, primarily due to continued use of certain claims resolution practices. By using techniques such as managed care and commutations, The PMA Insurance Group has reduced the amount and number of outstanding claims and the amount of time that a claim remains open. This in turn has lowered costs associated with managing open claims.

    The loss and LAE ratio for Commercial Lines has improved due to stricter underwriting standards and measures to control LAE. As mentioned above, The PMA Insurance Group has chosen not to renew some of its Commercial Lines business rather than lower prices to what it believes are unacceptable levels. In addition, LAE costs have been reduced due to improved efficiency in claims resolution and use of in-house legal services.
   In 1999, the expense ratio decreased by 0.2 points, compared to 1998, due to a decrease in the acquisition expense ratio of 0.3 points, partially offset by an increase in the operating expense ratio of 0.1 points. The decrease in the acquisition expense ratio for 1999 is a result of higher ceded commissions received as a result of the new reinsurance treaty in 1999 and a reduction in certain state assessments, compared to 1998. The 1998 operating expense ratio declined 1.6 points, compared to 1997, due to decreases of 0.3 points in the acquisition expense ratio and 1.3 points in the operating expense ratio, compared to 1997. The 1998 acquisition expense ratio decreased slightly, compared to 1997, primarily due to a change in the mix of business to workers' compensation business, which has a lower acquisition rate than Commercial Lines. The 1998 operating expense ratio decreased 1.3 points, compared to 1997, due to continued cost cutting measures.
   The policyholders' dividend ratio was 8.6%, 7.1% and 5.6% in 1999, 1998 and 1997, respectively. Under policies that are subject to dividend plans, the customer may receive a dividend based upon loss experience during the policy period. The increases in the policyholders' dividend ratios are primarily due to improved loss experience related to rent-a-captive business and selling more business under dividend plans, which resulted in higher dividend payout to policyholders.

Net Investment Income
Net investment income was $4.5 million lower in 1999, compared to 1998, and $3.4 million lower in 1998, compared to 1997. The decrease in net investment income over the three years is primarily due to a lower asset base resulting from the paydown of loss reserves from prior accident years. The paydown of loss reserves in 1998 reflects payments under the commutation programs. The decrease was partially offset by higher investment yields associated with a shift in invested assets towards higher yielding invested assets, such as asset-backed securities.

Run-off Operations
------------------
Net investment income for the Run-off Operations decreased $9.7 million in 1999, compared to 1998, primarily due to the sale of PMA Cayman in mid-1998, which decreased invested assets. To a lesser extent, the decline in net investment income also reflects lower invested assets due to the paydown of losses by the remaining run-off entities. Net investment income for 1998 decreased $14.0 million, compared with 1997, due to the sale of PMA Cayman in mid-1998.
   Effective July 1, 1998, the Company sold PMA Cayman for a purchase price of $1.8 million and recorded an after-tax loss of $1.6 million. This transaction included the transfer of $231.5 million in cash and invested assets to the buyer. At December 31, 1999, the Company had recorded $240.8 million in reinsurance receivables from the buyer related to this transaction, all of which are secured by assets in a trust and by letters of credit (see Note 18 to the Company's Consolidated Financial Statements for additional discussion).
   Losses and LAE of the Run-off Operations consist of discount accretion on established loss reserves within the Run-off Operations. In 1998, favorable loss development was $10.3 million, and included $9.4 million that was returned to the Pooled Companies as a profit commission. Accordingly, Run-off Operations recorded a $9.4 million premium adjustment in 1998. In 1997, favorable loss development was $51.8 million, which included $37.0 million related to retrospectively rated policies. Losses and LAE of the Run-off Operations for 1997 were favorably impacted by the cession of prior year reserves of $14.8 million to a third party reinsurer in 1997. The favorable loss development in 1997 was offset by reductions in earned premiums for the Run-off Operations.

CALIBER ONE
Summarized financial results of Caliber One are as follows:

(dollar amounts in thousands)                1999       1998
-------------------------------------------------------------

Net premiums written                        $51,237   $ 6,436
                                           ==================
Net premiums earned                         $24,729   $ 1,750
Net investment income                         2,459     1,453
                                           ------------------
Operating revenues                           27,188     3,203
                                           ------------------
Losses and LAE                               18,908     1,402
Acquisition and operating expenses            8,197     3,407
                                           ------------------
Total losses and expenses                    27,105     4,809
                                           ------------------
Pre-tax operating income (loss)             $    83   $(1,606)
                                           ==================

Caliber One recorded pre-tax operating income of $83,000 in 1999, compared to a pre-tax operating loss of $1.6 million in 1998. The improvement in operating results reflects the significant growth in premiums and stabilization of Caliber One's expenses relative to their premiums, along with a commensurate increase in net investment income.
   Gross and net premiums written for Caliber One for 1999 were $93.4 million and $51.2 million, respectively, compared to $11.8 million and $6.4 million, respectively, for 1998. Earned premiums also increased significantly in 1999, compared to 1998. The growth in premiums written and earned in 1999, compared to the prior year, reflects Caliber One's rising market acceptance and penetration, and expanded product offerings and distribution network.
   The increase in losses and LAE, and acquisition expenses, comparing 1999 to 1998, results from the increase in business written from year to year. Operating expenses increased in 1999, compared to 1998, primarily due to the increasing employee base and the expected, continued investment into the infrastructure of Caliber One. Caliber One's combined ratio in 1999 was 109.6%, consisting of a loss and LAE ratio of 76.5% and an expense ratio of 33.1%.
   Net investment income increased 69.2% to $2.5 million in 1999, compared to $1.5 million in 1998. This increase primarily reflects a larger average invested asset base, due primarily to premium collections in excess of paid losses and expenses in 1999.
   In December 1997, PMA Reinsurance Corporation acquired 100% of the outstanding Common stock of Caliber One Indemnity Company, domiciled in Delaware and formerly known as Lincoln Insurance Company, for approximately $16.0 million and made a capital contribution of approximately $11.3 million to Caliber One Indemnity Company. All of Caliber One Indemnity Company's acquired loss reserves were reinsured with an affiliate of its former parent for adverse development and uncollectible reinsurance (the "Reserve Guarantee") in the amount of the recorded reserves plus $68.5 million. Management believes that the Reserve Guarantee will be adequate to cover any future adverse reserve development or uncollectible reinsurance on the acquired reserves. Management believes that the reinsurance obtained as part of the purchase will be adequate to cover any future reserve development or uncollectible reinsurance on the acquired reserves. PMA Reinsurance Corporation intends to maintain Caliber One Indemnity Company's surplus at not less than $25.0 million.

LOSS RESERVES AND REINSURANCE
The Company's consolidated unpaid losses and LAE, net of reinsurance, at December 31, 1999 and 1998 were $1,284.4 million and $1,347.2 million, net of discount of $180.4 million and $194.6 million, respectively. Unpaid losses and LAE reflect management's best estimate of future amounts needed to pay claims and related settlement costs with respect to insured events that have occurred, including events that have not been reported to the Company. In many cases, significant periods of time, ranging up to several years or more, may elapse between the occurrence of an insured loss, the reporting of the loss to the Company and the Company's payment of that loss. In general, liabilities for reinsurers become known more slowly than for primary insurers and are subject to more unforeseen development and uncertainty. As part of the process for determining these amounts, historical data is reviewed and consideration is given to the impact of various factors, such as legal developments, changes in social attitudes and economic conditions.
   Unpaid losses for the Company's workers' compensation claims, net of reinsurance, at December 31, 1999 and 1998 were $527.9 million and $628.5 million, net of discount of $173.1 million and $194.3 million, respectively. The approximate discount rate used was 5% at December 31, 1999 and 1998.
   Management believes that its unpaid losses and LAE are fairly stated at December 31, 1999. However, estimating the ultimate claims liability is necessarily a complex and judgmental process inasmuch as the amounts are based on management's informed estimates and judgments using data currently available. As additional experience and data become available regarding claims payment and reporting patterns, legislative developments, regulatory trends on benefit levels for both medical and indemnity payments, and economic conditions, the estimates are revised accordingly. If the Company's ultimate net losses prove to differ substantially from the amounts recorded at December 31, 1999, the related adjustments could have a material adverse effect on the Company's financial condition, results of operations and liquidity.
   At December 31, 1999, 1998 and 1997, the Company's gross reserves for asbestos-related losses were $61.3 million, $67.9 million and $76.7 million, respectively ($38.9 million, $43.6 million and $48.6 million, net of reinsurance, respectively). At December 31, 1999, 1998 and 1997, the Company's gross reserves for environmental-related losses were $41.4 million, $47.0 million and $45.1 million, respectively ($24.5 million, $29.4 million and $31.7 million, net of reinsurance, respectively).
   Estimating reserves for asbestos and environmental exposures continues to be difficult because of several factors, including: (i) evolving methodologies for the estimation of the liabilities; (ii) lack of reliable historical claim data;
(iii) uncertainties with respect to insurance and reinsurance coverage related to these obligations; (iv) changing judicial interpretations; and (v) changing government standards. To reserve for environmental claims, the Company currently utilizes a calendar year development technique known as aggregate loss development. This technique focuses on the aggregate losses paid as of a particular date and aggregate payment patterns associated with such claims. Several elements including remediation studies, remediation, defense, declaratory judgment and third party bodily injury claims were considered in estimating the costs and payment patterns of the environmental and toxic tort losses. Prior to the development of these techniques, there was a substantial range in the nature of reserving for environmental and toxic tort liabilities.
   Management believes that its reserves for asbestos and environmental claims are appropriately established based upon known facts, existing case law and generally accepted actuarial methodologies. However, due to changing interpretations by courts involving coverage issues, the potential for changes in federal and state standards for clean-up and liability, as well as issues involving policy provisions, allocation of liability among participating insurers and proof of coverage, the Company's ultimate exposure for these claims may vary significantly from the amounts currently recorded, resulting in a potential future adjustment that could be material to the Company's financial condition and results of operations (see "Loss Reserves" in the Company's 1999 Form 10-K and Note 4 to the Company's Consolidated Financial Statements for additional discussion).

   At December 31, 1999, the Company's reinsurance and retrocessional protection was as follows:
                              Retention      Limits (1)
---------------------------------------------------------------
PMA Re
Per Occurrence:
   Casualty lines           $2.8 million    $17.5 million
   Workers' compensation    $2.0 million    $98.0 million
   Property lines           $2.0 million    $48.0 million
Per Risk:
   Property lines           $ 750,000       $4.3 million
   Casualty lines           $1.5 million    $6.0 million

The PMA
  Insurance Group
Per Occurrence:
   Workers' compensation    $ 150,000       $103.5 million
Per Risk:
   Property lines           $ 500,000(2)    $19.5 million
   Auto physical damage     $ 500,000       $2.0 million
   Other casualty lines     $ 175,000(3)    $4.8 million

Caliber One
Per Occurrence
  and Per Risk:
     Property lines         $ 500,000       $4.5 million
     Casualty lines         $ 500,000       $5.5 million
                           ------------------------------

(1) Represents the amount of loss protection above the Company's level of loss retention.
(2) This coverage also provides protection of $48.5 million per occurrence over its combined net retention of $500,000.
(3) This coverage also provides protection of $49.8 million per occurrence over its combined net retention of $175,000.

The Company actively manages its exposure to catastrophes through its underwriting process, where the Company generally monitors the accumulation of insurable values in catastrophe prone regions. Also, in writing property reinsurance coverages, PMA Re typically requires per occurrence loss limitations for contracts that could have catastrophe exposure. Through per risk reinsurance, the Company also manages its net retention in each exposure. In addition, PMA Re maintains retrocessional protection of $48.0 million in excess of $2.0 million per occurrence. The PMA Insurance Group maintains catastrophe reinsurance protection of $27.7 million in excess of $850,000 and Caliber One maintains catastrophe reinsurance protection of $19.3 million in excess of $750,000. As a result, the Company's loss and LAE ratios have not been significantly impacted by catastrophes in 1999, 1998 or 1997. Although the
Company believes that it has adequate reinsurance to protect against the estimated probable maximum gross loss from a catastrophe, an especially severe catastrophe or series of catastrophes could exceed the Company's reinsurance and/or retrocessional protection and may have a material adverse impact on the Company's financial condition, results of operations and liquidity.
   The Company performs extensive credit reviews on its reinsurers, focusing on, among other things, financial capacity, stability, trends and commitment to the reinsurance business. Prospective and existing reinsurers failing to meet the Company's standards are excluded from the Company's reinsurance programs. In addition, the Company requires letters of credit or other acceptable collateral to support balances due from reinsurers not authorized to transact business in the applicable jurisdictions. The timing and collectibility of reinsurance recoverables have not had, and are not expected to have, a material adverse effect on the Company's liquidity (see Note 5 to the Company's Consolidated Financial Statements for additional discussion).

CORPORATE AND OTHER
The Corporate and Other segment includes unallocated investment income, expenses, including debt service, as well as the results of certain of the Company's real estate properties. For 1999, Corporate and Other recorded a pre-tax operating loss of $20.8 million, compared to $21.9 million in 1998. The decrease in pre-tax operating loss was due to lower interest expense of $2.8 million for 1999, compared to 1998, reflecting a $40.0 million paydown in outstanding debt in the fourth quarter of 1998 (see "Liquidity and Capital Resources" below for further discussion), partially offset by higher net revenues from non-core real estate properties in 1998.
   In 1998, Corporate and Other recorded a pre-tax operating loss of $21.9 million, compared to $25.7 million in 1997. The decrease in the operating loss in 1998, compared to 1997, was primarily due to higher net revenues from non-core real estate properties in 1998. Additionally, during 1997, the Company incurred $1.8 million of severance and related restructuring costs and pre-operating charges of approximately $900,000 in establishing Caliber One.

NET REALIZED INVESTMENT GAINS/LOSSES
The Company recorded net pre-tax realized investment losses of $7.7 million in 1999, compared with net pre-tax realized investment gains of $21.7 million in 1998 and $8.6 million in 1997. Gains and losses on the sale of investments are recognized as a component of net income, but the timing and recognition of such gains and losses are unpredictable and are not indicative of current or future results. Accordingly, such gains and losses are not included as a component of operating income.
   During the three-year period ended December 31, 1999, the Company realized gains and losses from investment sales related to the following: (i)
transactions to expand the asset classes in which the Company invests to capitalize on favorable yield spreads between such instruments and U.S. Treasury securities and (ii) transactions based upon an assessment of the interest rate environment.
   The realized losses for 1999 primarily reflect sales of investments in a rising interest rate environment in order to invest in yield enhancing investment opportunities. This is in contrast to the realized gains in 1998 and 1997, which reflect sales of investments in a declining interest rate environment. In 1999 and 1998, the Company diversified its investment portfolio by increasing its holdings of corporate bonds, mortgage-backed and other asset-backed securities, while reducing holdings in government securities. In 1997, the Company repositioned its investment portfolio to improve its pre-tax investment yield, while maintaining the maturity matching structure between investments and liability cash flow projections.

LIQUIDITY AND CAPITAL RESOURCES
Liquidity is a measure of an entity's ability to secure enough cash to meet its contractual obligations and operating needs. At the holding company level, cash is needed to pay debt obligations, dividends to shareholders and taxes to the Federal government, as well as to capitalize subsidiaries from time to time. PMA Capital's primary sources of liquidity are dividends from subsidiaries, net tax payments received from subsidiaries and borrowings.
   At December 31, 1999 and 1998, the Company had $163.0 million outstanding under its existing Credit Facility. Throughout much of 1998, the Company had $203.0 million outstanding under the Credit Facility. In late 1998, the Company made an unscheduled debt repayment of $40.0 million to reduce the outstanding debt to $163.0 million. At December 31, 1999, $24.5 million is available under the Credit Facility. In 1997, the Company made scheduled debt payments of $7.3 million as well as an additional debt repayment of $8.0 million before refinancing all of its credit agreements not already maturing in 1997.
   The final expiration of the Credit Facility is December 31, 2002, and the Credit Facility matures in an installment of $38.0 million in 2000 and installments of $62.5 million in 2001 and 2002.

   In addition to the Credit Facility, the Company maintains a committed facility of $50.0 million for letters of credit (the "Letter of Credit Facility"). The Letter of Credit Facility is utilized primarily for securing reinsurance obligations of the Company's insurance subsidiaries. As of December 31, 1999, the Company had $45.9 million outstanding in letters of credit under the Letter of Credit Facility.
   The Company's domestic insurance subsidiaries' ability to pay dividends to the holding company is limited by the insurance laws and regulations of Pennsylvania and Delaware (the laws of which are substantially similar with respect to dividends). Under Pennsylvania laws and regulations, dividends may not be paid without prior approval of the Pennsylvania Insurance Commissioner (the "Commissioner") in excess of the greater of (i) 10% of policyholders' surplus as of the end of the preceding year or (ii) SAP net income for the preceding year, but in no event to exceed SAP unassigned surplus. Under this standard, the Pooled Companies and PMA Reinsurance Corporation can pay an aggregate of approximately $55 million of dividends without the prior approval of the Commissioner during 2000. Caliber One Indemnity Company, a Delaware-domiciled company, is directly owned by PMA Reinsurance Corporation and, as such, its dividends may not be paid directly to PMA Capital. As stated above, Delaware's insurance laws as they apply to restricting the payment of dividends are substantially similar to Pennsylvania's insurance laws. Under Delaware insurance laws, Caliber One Indemnity Company can pay $3.3 million in dividends during 2000. Dividends received from subsidiaries were $43.2 million, $35.5 million and $22.5 million in 1999, 1998 and 1997, respectively.
   Net tax payments received from subsidiaries were $21.8 million, $29.7 million and $20.0 million in 1999, 1998 and 1997, respectively. In December 1998, the Company received a refund from the Internal Revenue Service ("IRS") of approximately $15 million relating to Federal income taxes paid by the Company. The refund relates to a claim for refund filed by the Company with regard to its 1992 U.S. Federal income tax return. In 1997, the Company received a refund from the IRS of approximately $16.8 million as a result of a net operating loss, which was generated in 1996 and carried back to 1993, 1994 and 1995 (see Note 8 to the Company's Consolidated Financial Statements for additional discussion of income taxes).
   PMA Capital's dividends to shareholders are restricted by its debt agreements. Based upon the terms of the Credit Facility and the Letter of Credit Facility, under the most restrictive debt covenant, PMA Capital would be able to pay dividends of approximately $10 million in 2000. The Company paid dividends to shareholders of $7.8 million, $7.9 million and $8.0 million in 1999, 1998 and 1997, respectively.
   In  December  1997,  PMA  Reinsurance   Corporation   acquired  100%  of  the
outstanding Common stock of Caliber One Indemnity Company for approximately $16.0 million and made a capital contribution of approximately $11.3 million to Caliber One Indemnity Company (see "Caliber One" herein for additional discussion). PMA Capital also made cash capital contributions to its subsidiaries totaling $7.1 million, $480,000 and $11.0 million in 1999, 1998 and 1997, respectively.
   In 1998, the Company's Board of Directors authorized a plan to repurchase shares of Common stock and Class A Common stock in an amount not to exceed $25.0 million. In 1999, an additional $50.0 million of share repurchase authority was approved by the Company's Board of Directors. During 1999, the Company repurchased a total of approximately 1.5 million Class A shares at a total cost of $30.2 million (average per share price was $19.81). During 1998, the Company repurchased a total of approximately 1.0 million shares at a total cost of $18.9 million (average per share price was $18.92). Since the inception of its share repurchase program in February 1998, PMA Capital has repurchased a total of approximately 2.5 million Class A shares at a total cost of $49.1 million (average per share price was $19.46), leaving $25.9 million of share repurchase authorization. Decisions regarding share repurchases are subject to the costs and benefits associated with alternative uses of capital and prevailing market conditions.
   The Company's total assets decreased to $3,245.1 million at December 31, 1999 from $3,460.7 million at December 31, 1998. Total investments decreased $407.4 million to $1,918.0 million at December 31, 1999. The decrease in investments is primarily attributable to declines in market values of $118.2 million due to rising interest rates as well as a decrease of $178.8 million in securities on loan under the Company's securities lending program.
   Management believes that the Company's sources of funds will provide sufficient liquidity to meet short-term and long-term obligations. In addition, management believes that the existing capital structure is appropriate. However, management continually monitors the capital structure in light of developments in the business, and the present assessment could change as management becomes aware of new opportunities and challenges in the Company's business.

INVESTMENTS
The Company's investment objectives are to (i) seek competitive after-tax income and total return, (ii) maintain medium to high investment grade asset quality and high marketability, (iii) maintain maturity distribution commensurate with the Company's business objectives, (iv) provide portfolio flexibility for changing business and investment climates and (v) provide liquidity to meet operating objectives. The Company's investment strategy includes guidelines for asset quality standards, asset allocations and other relevant criteria for its portfolio. In addition, maturities are structured after projecting liability cash flows with actuarial models of loss reserve payouts. The Company's portfolio does not contain any significant concentrations in single issuers (other than U.S. Treasury and agency obligations), industry segments or geographic regions. The Company has no investments that are not dollar denominated as of December 31, 1999.
   The Company's investments at fair value were as follows at December 31:

                                                                   1999                         1998
-------------------------------------------------------------------------------------------------------------
(dollar amounts in millions)                            Fair Value    Percent         Fair Value     Percent
-------------------------------------------------------------------------------------------------------------
U.S. Treasury securities and
   obligations of U.S. Government agencies                $  419.4       22%           $  827.2       36%
Obligations of states, political
   subdivisions and foreign governments                       30.6        1%               24.9        1%
Corporate debt securities                                    555.1       29%              420.3       18%
Mortgage-backed and other asset-backed securities            574.5       30%              555.0       24%
Equity securities                                             35.0        2%                 --       --
Short-term investments                                       303.4       16%              498.0       21%
                                                         ------------------------------------------------
Total                                                     $1,918.0      100%           $2,325.4      100%
                                                         ================================================

Mortgage-backed and other asset-backed securities include collateralized mortgage obligations ("CMOs") of $168.2 million and $100.0 million carried at fair value as of December 31, 1999 and 1998, respectively. CMO holdings are concentrated in securities with limited prepayment, extension and default risk, such as planned amortization class bonds.
   The composition of the Company's fixed maturities at fair value, excluding short-term investments, by rating was as follows at December 31:

                                                       1999                         1998
------------------------------------------------------------------------------------------------
(dollar amounts in millions)                Fair Value    Percent        Fair Value     Percent
------------------------------------------------------------------------------------------------
U.S. Treasury securities and AAA              $1,018.1       64%           $1,355.2       74%
AA                                                86.7        5%              100.5        5%
A                                                325.9       21%              266.4       15%
BBB                                              124.0        8%              105.3        6%
BB                                                21.9        1%                 --       --
B                                                  3.0        1%                 --       --
                                            --------------------------------------------------
Total                                         $1,579.6      100%           $1,827.4      100%
                                            ==================================================

Ratings as assigned by Standard and Poor's Corp. Such ratings are generally assigned at the time of the issuance of the securities, subject to revision on the basis of ongoing evaluations.

The following table reflects the Company's investment results:

(dollar amounts in millions)          1999           1998           1997
--------------------------------------------------------------------------
Average invested assets(1)         $ 1,818.0      $ 2,038.0      $ 2,207.0
Net investment income(2)           $   108.7      $   119.1      $   132.8
Net effective yield(3)                  5.98%          5.84%          6.02%
                                   ---------------------------------------

(1)Average invested assets throughout the year, at amortized cost, excluding amounts related to securities lending activities.
(2)Gross investment income less investment expenses. Excludes net realized investment gains and amounts related to securities lending activities.
(3)Net investment income for the period divided by average invested assets for the same period.

As of December 31, 1999, the duration of the Company's investments that support the insurance reserves was approximately 4 years, which generally approximates the duration of the insurance reserves.
   See "Business - Investments" in the Company's 1999 Form 10-K and Notes 2-B and 3 to the Company's Consolidated Financial Statements for additional discussion.

MARKET RISK OF FINANCIAL INSTRUMENTS
A significant portion of PMA Capital's assets and liabilities are financial instruments, which are subject to the market risk of potential losses from adverse changes in market rates and prices. The Company's primary market risk exposures relate to interest rate risk on fixed rate domestic medium-term instruments and, to a lesser extent, domestic short- and long-term instruments. The Company has established strategies, asset quality standards, asset allocations and other relevant criteria for its portfolio to manage its exposure to market risk. In addition, maturities are structured after projecting liability cash flows with actuarial models. The Company currently has only one derivative instrument outstanding, an interest rate swap on its Credit Facility, which is used as a hedge. All of the Company's financial instruments are held for purposes other than trading. The Company's portfolio does not contain any significant concentrations in single issuers (other than U.S. Treasury and agency obligations), industry segments or geographic regions. See Notes 3, 6 and 10 to the Company's Consolidated Financial Statements for additional information about financial instruments.
   Caution should be used in evaluating PMA Capital's overall market risk from the information below, since actual results could differ materially because the information was developed using estimates and assumptions as described below, and because insurance liabilities and reinsurance receivables are excluded in the hypothetical effects (insurance liabilities represent 78% of total liabilities and reinsurance receivables on unpaid losses represent 20% of total assets).
   The hypothetical effects of changes in market rates or prices on the fair values of financial instruments as of December 31, 1999, excluding insurance liabilities and reinsurance receivables on unpaid losses because such insurance related assets and liabilities are not carried at fair value, would have been as follows:

o If interest rates had increased by 100 basis points, there would have been no significant change in the fair value of the Company's long-term debt or the related swap agreement. The change in fair values was determined by estimating the present value of future cash flows using models that measure the change in net present values arising from selected hypothetical changes in market interest rates.

o If interest rates had increased by 100 basis points, there would have been a net decrease of approximately $75 million in the fair value of the Company's investment portfolio. The change in fair values was determined by estimating the present value of future cash flows using various models, primarily duration modeling.

OTHER MATTERS
The Company's businesses are subject to a changing social, economic, legal, legislative and regulatory environment that could affect them. Some of the changes include initiatives to restrict insurance pricing and the application of underwriting standards and reinterpretations of insurance contracts long after the policies were written in an effort to provide coverage unanticipated by the Company. The eventual effect on the Company of the changing environment in which it operates remains uncertain (see Notes 4, 8 and 12 to the Company's Consolidated Financial Statements for additional discussion).

Year 2000 Issue
---------------
As a consequence of the programming convention which utilized a two-digit field rather than a four-digit field, certain information technology ("IT") systems and non-IT systems, such as equipment with embedded chips or microprocessors, required reprogramming or replacement to enable them to perform correctly date operations involving year 2000 or later ("Year 2000 Issue").

   With the assistance of outside consulting groups, the Company began evaluating and reprogramming its IT systems to address the Year 2000 Issue in late 1995. The Company's Year 2000 systems' program consisted of four phases:
(i) identifying systems requiring remediation; (ii) assessing the requirements to remediate those systems; (iii) remediating those systems to make them Year 2000 ready by either modifying or replacing them; and (iv) testing the systems for Year 2000 readiness, including, where applicable, that they properly interface with third parties. Prior to the end of 1999, the Company remediated and tested its IT systems that the Company determined were critical to maintaining operations or the failure of which would result in significant costs or disruption of operations ("mission critical systems") and its non-IT systems. As of February 29, 2000, the Company has not experienced any material disruptions to its business due to Year 2000 Issues with its mission critical systems or non-IT systems. The cost of the Company's Year 2000 readiness work through December 31, 1999 was approximately $5.4 million.
   As of February 29, 2000, the Company was not aware of any Year 2000 problems with third parties with which the Company has a direct and material relationship.
   It is possible that the Company's computerized systems could be affected in the future by the Year 2000 Issue. The Company has numerous computerized interfaces with third parties that are possibly vulnerable to failure if those third parties have not adequately addressed their Year 2000 Issues. Systems failures resulting from these issues could cause significant disruptions to the Company's operations. As of February 29, 2000, there do not appear to have been any such failures.
   Although there have been no apparent Year 2000 problems related to internal systems and third parties, the Company may have underwriting exposure related to the Year 2000 Issue. Businesses materially damaged as a result of the Year 2000 Issue may attempt to recoup their losses by claiming coverage under various types of insurance policies underwritten by the Company and by ceding companies to whom the Company provides reinsurance. The Company has attempted, whenever possible, to avoid or otherwise limit its potential Year 2000 exposure through its underwriting process. In the event that claims for Year 2000 Issues are asserted against the Company, it is not possible to predict whether or to what extent coverage could ultimately be found to exist by courts in various jurisdictions, or, if found, the effect thereof on the Company. In addition, even if such coverage were found not to exist, which cannot be predicted, the costs of litigation could be material. In the absence of any claims experience at this time, such losses and costs are not currently reasonably estimable. As of February 29, 2000, the Company has not received notice of any material claims from insureds based on the Year 2000 Issue.

Comparison of SAP and GAAP Results
Results presented in accordance with GAAP vary in certain respects from statutory accounting practices prescribed or permitted by the Pennsylvania
Insurance  Department  and  the  Delaware  Insurance  Department,  (collectively
"SAP"). Prescribed SAP includes state laws, regulations and general administrative rules, as well as a variety of National Association of Insurance Commissioners ("NAIC") publications. Permitted SAP encompasses all accounting practices that are not prescribed. In 1998, the NAIC adopted the Codification of Statutory Accounting Principles ("Codification") guidance, which will replace the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting. Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas, such as deferred income taxes.
   The Company's insurance subsidiaries will implement the Codification guidelines effective January 1, 2001. The Company is in the process of assessing the impact that Codification will have on its statutory surplus and currently expects that the impact of adopting Codification will not be material to statutory surplus.

Recent Accounting Pronouncements
--------------------------------
Effective January 1, 1999, the Company adopted Statement of Position ("SOP") 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related
Assessments." SOP 97-3 provides guidance for determining when an insurance company should recognize a liability for guaranty fund and other insurance related assessments and how to measure that liability. As a result of adopting SOP 97-3, the Company recorded a liability of $4.3 million pre-tax and a resulting charge to earnings of $2.8 million, net of income tax benefit of $1.5 million, which has been reported as a cumulative effect of accounting change in 1999. This accounting change impacts The PMA Insurance Group segment.

   In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as "derivatives") and for hedging activities. SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133," which defers the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. While the Company is presently evaluating the impact of SFAS No. 133, the adoption of SFAS No. 133 is not expected to have a material impact on the Company's financial condition, results of operations or liquidity.
   In October 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 98-7, "Deposit Accounting:
Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk." This statement identifies several methods of deposit accounting and provides guidance on the application of each method. This statement classifies insurance and reinsurance contracts for which the deposit method is appropriate as contracts that (i) transfer only significant timing risk, (ii) transfer only significant underwriting risk, (iii) transfer neither significant timing nor underwriting risk and (iv) have an indeterminate risk. SOP 98-7 is effective for financial statements for fiscal years beginning after June 15, 1999. The adoption of SOP 98-7 is not expected to have a material impact on the Company's financial condition, results of operations or liquidity.
   See Note 2-J to the Company's Consolidated Financial Statements for additional discussion.

CAUTIONARY STATEMENTS
Except for historical information provided in this Management's Discussion and Analysis and otherwise in this report, statements made throughout this report are forward-looking and contain information about financial results, economic conditions, trends and known uncertainties. These forward-looking statements are based on currently available financial, competitive and economic data and the Company's current operating plans based on assumptions regarding future events. The Company's actual results could differ materially from those expected by the Company's management. The factors that could cause actual results to vary materially, some of which are described with the forward-looking statements, include, but are not limited to, changes in general economic conditions, including the performance of financial markets and interest rates; regulatory or tax changes, including changes in risk-based capital or other regulatory standards that affect the ability of the Company to conduct its business;
competitive or regulatory changes that affect the cost of or demand for the Company's products; the Company's ability to meet its marketing objectives; the effect of changes in workers' compensation statutes and their administration; the Company's ability to predict and effectively manage claims related to insurance and reinsurance policies; reliance on key management; adequacy of reserves for claim liabilities; adverse property and casualty loss development for events the Company insured in prior years; adequacy and collectibility of reinsurance purchased by the Company; severity of natural disasters and other catastrophes; and other factors disclosed from time to time in reports filed by the Company with the Securities and Exchange Commission. Investors should not place undue reliance on any such forward-looking statements. The Company disclaims any obligation to update forward-looking statements.

Consolidated Balance Sheets


                                                                                               December 31,
(in thousands, except share data)                                                          1999              1998
-------------------------------------------------------------------------------------------------------------------
Assets:
Investments:
   Fixed maturities available for sale, at fair value (amortized cost:
      1999 - $1,648,894; 1998 - $1,781,188)                                            $1,579,640       $ 1,827,354
   Equity securities, at fair value (cost: 1999 - $37,779; 1998 - $5)                      34,966                17
   Short-term investments, at cost which approximates fair value                          303,429           498,038
                                                                                       ----------------------------
      Total investments                                                                 1,918,035         2,325,409

Cash                                                                                       84,261             2,562
Accrued investment income                                                                  20,480            19,900
Premiums receivable (net of valuation allowance: 1999 -$18,088; 1998 - $19,874)           271,833           279,633
Reinsurance receivables (net of valuation allowance: 1999 -$5,528; 1998 - $2,178)         658,164           610,291
Deferred income taxes, net                                                                105,363            63,929
Deferred acquisition costs                                                                 48,949            51,115
Other assets                                                                              138,002           107,879
                                                                                       ----------------------------
      Total assets                                                                     $3,245,087       $ 3,460,718
                                                                                       ============================

Liabilities:
Unpaid losses and loss adjustment expenses                                             $1,932,601       $ 1,940,895
Unearned premiums                                                                         260,352           227,945
Long-term debt                                                                            163,000           163,000
Accounts payable and accrued expenses                                                     109,447           107,952
Funds held under reinsurance treaties                                                      94,445            77,674
Dividends to policyholders                                                                 13,782            10,700
Payable under securities loan agreements                                                  242,317           421,072
                                                                                       ----------------------------
      Total liabilities                                                                 2,815,944         2,949,238
                                                                                       ----------------------------

Commitments and contingencies (Note 12)

Shareholders' Equity:
Common stock,  $5 par value  (40,000,000  shares  authorized;  1999 - 13,084,665 shares issued and 12,648,658 outstanding;
   1998 - 13,956,268 shares issued and 13,520,261 outstanding)                             65,423            69,781
Class A common stock, $5 par value (40,000,000 shares authorized;
   1999 - 11,358,280 shares issued and 9,692,854 outstanding;
   1998 - 10,486,677 shares issued and 9,837,963 outstanding)                              56,791            52,433
Additional paid-in capital - Class A common stock                                             339               339
Retained earnings                                                                         391,981           377,601
Accumulated other comprehensive income (loss)                                             (46,844)           30,016
Notes receivable from officers                                                                (56)             (498)
Treasury stock, at cost:
   Common stock (1999 - 436,007 shares; 1998 - 436,007 shares)                             (5,582)           (5,582)
   Class A common stock (1999-1,665,426 shares; 1998 - 648,714 shares)                    (32,909)          (12,610)
                                                                                       ----------------------------
      Total shareholders' equity                                                          429,143           511,480
                                                                                       ----------------------------
      Total liabilities and shareholders' equity                                       $3,245,087       $ 3,460,718
                                                                                       ============================

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Operations

                                                                              For the years ended December 31,
(in thousands, except per share data)                                       1999             1998              1997
---------------------------------------------------------------------------------------------------------------------------
Revenues:
   Net premiums written                                                $ 563,510        $ 474,761         $ 381,282
   Change in net unearned premiums                                       (23,423)          (8,046)           (5,331)
                                                                      ----------------------------------------------
      Net premiums earned                                                540,087          466,715           375,951
   Net investment income                                                 110,057          120,125           133,392
   Net realized investment gains (losses)                                 (7,745)          21,745             8,598
   Other revenues                                                         12,718           14,896            13,617
                                                                      ----------------------------------------------
      Total revenues                                                     655,117          623,481           531,558
                                                                      ----------------------------------------------

Losses and Expenses:
   Losses and loss adjustment expenses                                   392,473          352,671           307,281
   Acquisition expenses                                                  124,368          110,837            93,501
   Operating expenses                                                     66,822           72,159            75,139
   Dividends to policyholders                                             19,141           17,736            14,716
   Interest expense                                                       12,221           15,009            15,768
                                                                      ----------------------------------------------
      Total losses and expenses                                          615,025          568,412           506,405
                                                                      ----------------------------------------------

Income before income taxes, extraordinary loss
   and cumulative effect of accounting change                             40,092           55,069            25,153

Income tax expense                                                        11,739           10,335             5,400
                                                                      ----------------------------------------------

Income before extraordinary loss and cumulative
   effect of accounting change                                            28,353           44,734            19,753

Extraordinary loss from early extinguishment
   of debt (net of income tax benefit of $2,549)                              --               --            (4,734)
Cumulative effect of accounting change (net of income tax
   benefit of $1,485)                                                     (2,759)              --                --
                                                                      ----------------------------------------------
Net income                                                             $  25,594         $ 44,734         $  15,019
                                                                      ==============================================

Income (loss) per share:
   Basic:
      Income before extraordinary loss and cumulative
         effect of accounting change                                   $    1.23         $   1.89         $    0.83
      Extraordinary loss                                                      --              --              (0.20)
      Cumulative effect of accounting change                               (0.12)             --                 --
                                                                      ----------------------------------------------
   Net income                                                          $    1.11         $   1.89         $    0.63
                                                                      ==============================================
   Diluted:
      Income before extraordinary loss and cumulative
         effect of accounting change                                   $    1.19         $   1.82         $    0.80
      Extraordinary loss                                                      --              --              (0.19)
      Cumulative effect of accounting change                               (0.11)             --                 --
                                                                      ----------------------------------------------
   Net income                                                          $    1.08         $   1.82         $    0.61
                                                                      ==============================================


See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

                                                                              For the years ended December 31,
(in thousands)                                                             1999             1998              1997
---------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                            $   25,594       $   44,734        $   15,019
Adjustments to reconcile net income to net cash flows
      provided by (used in) operating activities:
   Depreciation and amortization                                           7,403            7,109            12,744
   Provision for deferred income taxes                                     1,813              425             9,906
   Extraordinary loss from early extinguishment of debt                       --               --             4,734
   Cumulative effect of accounting change                                  2,759               --                --
   Net realized investment (gains) losses                                  7,745          (21,745)           (8,598)
   Change in:
      Premiums receivable and unearned premiums, net                      40,207          (10,718)           39,030
      Dividends to policyholders                                           3,082              500            (2,324)
      Reinsurance receivables                                            (47,873)         (60,348)          (74,423)
      Unpaid losses and loss adjustment expenses                          (8,294)         (62,292)          (87,885)
      Accrued investment income                                             (580)           3,918             6,577
      Deferred acquisition costs                                           2,166           (5,827)           (1,282)
   Other, net                                                            (16,625)          24,592           (20,275)
                                                                      ----------------------------------------------
Net cash flows provided by (used in) operating activities                 17,397          (79,652)         (106,777)
                                                                      ----------------------------------------------

Cash flows from investing activities:
   Fixed maturities available for sale:
      Purchases                                                       (1,198,557)      (1,741,790)       (1,963,492)
      Maturities or calls                                                171,091          207,285           168,304
      Sales                                                            1,149,951        1,468,231         2,072,842
   Equity securities:
      Purchases                                                          (37,779)              --                --
      Sales                                                                    6               --               254
   Net (purchases) sales of short-term investments                        15,887          176,658          (130,391)
   Proceeds from sale of PMA Insurance, Cayman Ltd.                           --            2,902                --
   Purchase of Caliber One Indemnity Company,
      net of acquired cash                                                    --               --           (11,481)
   Other, net                                                             (4,738)            (414)            3,568
                                                                      ----------------------------------------------
Net cash flows provided by investing activities                           95,861          112,872           139,604
                                                                      ----------------------------------------------

Cash flows from financing activities:
   Dividends paid to shareholders                                         (7,795)          (7,939)           (7,965)
   Proceeds from exercised stock options and issuance
      of Class A Common stock                                              6,035            4,283             1,442
   Purchase of treasury stock                                            (30,241)         (18,850)             (597)
   Repayments of long-term debt                                               --          (40,000)         (211,699)
   Proceeds from issuance of long-term debt                                   --               --           210,000
   Net repayments (issuance) of notes receivable from officers               442             (300)              964
                                                                      ----------------------------------------------
Net cash flows used in financing activities                              (31,559)         (62,806)           (7,855)
                                                                      ----------------------------------------------

Net increase (decrease) in cash                                           81,699          (29,586)           24,972
Cash - beginning of year                                                   2,562           32,148             7,176
                                                                      ----------------------------------------------
Cash - end of year                                                    $   84,261       $    2,562        $   32,148
                                                                      ==============================================

Supplementary cash flow information:
   Income tax paid (refunded)                                         $   12,352       $  (15,170)       $  (19,112)
   Interest paid                                                      $   12,050       $   14,895        $   19,776

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

                                                                              For the years ended December 31,
(in thousands)                                                              1999            1998             1997
-------------------------------------------------------------------------------------------------------------------
Common stock:
   Balance at beginning of year                                        $  69,781         $ 76,431         $  80,477
   Conversion of Common stock into Class A Common stock                   (4,358)          (6,650)           (4,046)
                                                                      ---------------------------------------------
   Balance at end of year                                                 65,423           69,781            76,431
                                                                      ---------------------------------------------
Class A Common stock:
   Balance at beginning of year                                           52,433           45,783            41,239
   Conversion of Common stock into Class A Common stock                    4,358            6,650             4,046
   Issuance of shares                                                         --               --               498
                                                                      ---------------------------------------------
   Balance at end of year                                                 56,791           52,433            45,783
                                                                      ---------------------------------------------
Additional paid-in capital - Class A Common stock:
   Balance at beginning of year                                              339              339                --
   Issuance of shares                                                         --               --               339
                                                                      ---------------------------------------------
   Balance at end of year                                                    339              339               339
                                                                      ---------------------------------------------
Retained earnings:
   Balance at beginning of year                                          377,601          343,368           336,921
   Net income                                                             25,594           44,734            15,019
   Common stock dividends declared                                        (4,139)          (4,527)           (4,842)
   Class A Common stock dividends declared                                (3,543)          (3,417)           (3,147)
   Reissuance of treasury shares under employee benefit plans             (3,532)          (2,557)             (583)
                                                                      ---------------------------------------------
   Balance at end of year                                                391,981          377,601           343,368
                                                                      ---------------------------------------------
Accumulated other comprehensive income (loss):
   Balance at beginning of year                                           30,016           18,806           (24,874)
   Other comprehensive income (loss), net of tax (expense) benefit:
      1999 - $41,386; 1998 - ($6,036); 1997 - ($23,520)                  (76,860)          11,210            43,680
                                                                      ---------------------------------------------
   Balance at end of year                                                (46,844)          30,016            18,806
                                                                      ---------------------------------------------
Notes receivable from officers:
   Balance at beginning of year                                             (498)            (198)           (1,162)
   Repayment (issuance) of notes receivable from officers                    442             (300)              964
                                                                      ---------------------------------------------
   Balance at end of year                                                    (56)            (498)             (198)
                                                                      ---------------------------------------------

Treasury stock - Common:
   Balance at beginning of year                                           (5,582)          (5,572)           (5,408)
   Purchase of treasury shares                                                --              (10)             (164)
                                                                      ---------------------------------------------
   Balance at end of year                                                 (5,582)          (5,582)           (5,572)
                                                                      ---------------------------------------------
Treasury stock - Class A Common:
   Balance at beginning of year                                          (12,610)            (610)           (1,365)
   Purchase of treasury shares                                           (30,241)         (18,840)             (433)
   Reissuance of treasury shares under employee benefit plans              9,942            6,840             1,188
                                                                      ---------------------------------------------
   Balance at end of year                                                (32,909)         (12,610)             (610)
                                                                      ---------------------------------------------

Total shareholders' equity:
   Balance at beginning of year                                          511,480          478,347           425,828
   Net income                                                             25,594           44,734            15,019
   Common stock dividends declared                                        (4,139)          (4,527)           (4,842)
   Class A Common stock dividends declared                                (3,543)          (3,417)           (3,147)
   Purchase of treasury shares                                           (30,241)         (18,850)             (597)
   Reissuance of treasury shares under employee benefit plans              6,410            4,283               605
   Other comprehensive income (loss)                                     (76,860)          11,210            43,680
   Repayment (issuance) of notes receivable from officers                    442             (300)              964
   Issuance of shares                                                         --               --               837
                                                                      ---------------------------------------------
   Balance at end of year                                              $ 429,143         $511,480         $ 478,347
                                                                      =============================================

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)


                                                                              For the years ended December 31,
(in thousands)                                                             1999             1998              1997
-------------------------------------------------------------------------------------------------------------------
Net income                                                              $ 25,594         $ 44,734          $ 15,019
                                                                       --------------------------------------------

Other  comprehensive  income  (loss),  net of tax:
   Unrealized gain (loss) on securities:
   Holding gain (loss) arising during the period                         (81,894)          25,344            49,269
   Less: reclassification adjustment for (gains) losses included in net income, net of tax expense (benefit): 1999 - ($2,711);
      1998 - $7,611; 1997 - $3,009                                         5,034          (14,134)           (5,589)
                                                                       --------------------------------------------

Other comprehensive income (loss), net of tax                            (76,860)          11,210            43,680
                                                                       --------------------------------------------

Comprehensive income (loss)                                             $(51,266)        $ 55,944          $ 58,699
                                                                       ============================================


See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

1. Business Description
The accompanying consolidated financial statements include the accounts of PMA Capital Corporation and its wholly and majority owned subsidiaries (collectively referred to as "PMA Capital" or the "Company"). PMA Capital is an insurance holding company that operates three specialty risk management businesses, which are more fully described below.

Reinsurance -- PMA Capital's reinsurance operations ("PMA Re") consist mainly of PMA Reinsurance Corporation, a Pennsylvania domiciled insurance company, and emphasize risk-exposed, excess of loss reinsurance and operate in the brokered market. PMA Re's business is predominantly in casualty lines of reinsurance.

Workers' Compensation and Primary Standard Insurance -- PMA Capital's property and casualty insurance subsidiaries ("The PMA Insurance Group") include Pennsylvania domiciled insurance companies as well as certain foreign subsidiaries. The PMA Insurance Group primarily writes managed care workers' compensation, integrated disability and to a lesser extent, other standard lines of commercial insurance, primarily in the Mid-Atlantic and Southern regions of the U.S. The majority of The PMA Insurance Group's business is produced by independent agents and brokers.

Specialty Property and Casualty -- The Company established a separate specialty insurance operation focusing on excess and surplus lines ("Caliber One") in 1997, and Caliber One commenced writing business in 1998. Caliber One writes business through surplus lines brokers on a national basis. Caliber One's excess and surplus lines insurance affiliate, Caliber One Indemnity Company, is an eligible surplus lines insurer in 41 states, the District of Columbia and Puerto Rico, with applications pending in two other states. Because Caliber One's results were not significant in 1997, its financial information was included within the Corporate and Other segment in 1997, including pre-opening costs of approximately $900,000, which were expensed as incurred.
   PMA Reinsurance Corporation acquired 100% of the outstanding Common stock of Caliber One Indemnity Company, domiciled in Delaware and formerly known as Lincoln Insurance Company, for approximately $16.0 million in late 1997 and made a capital contribution of approximately $11.3 million to Caliber One Indemnity Company. All of Caliber One Indemnity Company's acquired loss reserves were reinsured with an affiliate of its former parent for adverse development and uncollectible reinsurance (the "Reserve Guarantee") in the amount of the recorded reserves plus $68.5 million. Management believes that the Reserve Guarantee will be adequate to cover any future adverse reserve development or uncollectible reinsurance on the acquired reserves. PMA Reinsurance Corporation intends to maintain Caliber One Indemnity Company's surplus at not less than $25.0 million.

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

B. Investments -- Fixed maturity investments include U.S. Treasury securities and obligations of U.S. Government agencies; obligations of states, political subdivisions and foreign governments; corporate debt securities; and mortgage-backed and other asset-backed securities. All fixed maturity investments are classified as available-for-sale and, accordingly, are carried at fair value with changes in fair value, net of income tax effects, reflected in accumulated other comprehensive income (loss).
   Equity securities for all periods are stated at fair value with changes in fair value, net of income tax effects, reflected in accumulated other comprehensive income (loss). Short-term investments, which have an original maturity of one year or less, are carried at cost, which approximates fair value.
   Realized gains and losses, determined by specific identification where possible and the first-in, first-out method in other instances, are reflected in income in the period in which the sale transaction occurs.

C. Premiums -- Premiums, including estimates of additional premiums resulting from audits of insureds' records, and premiums from ceding companies which are typically reported on a delayed basis, are earned principally on a pro rata basis over the terms of the policies. Premiums applicable to the unexpired terms of policies in force are reported as unearned premiums. The estimated premiums receivable on retrospectively rated policies are reported as a component of premiums receivable (see Note 2-K).

D. Unpaid Losses and Loss Adjustment Expenses -- Unpaid losses and loss adjustment expenses, which are stated net of estimated salvage and subrogation, are estimates of losses and loss adjustment expenses on known claims, and estimates of losses and loss adjustment expenses incurred but not reported ("IBNR"). IBNR reserves are calculated utilizing various actuarial methods. Unpaid losses on certain workers' compensation claims are discounted to present value using the Company's payment experience and mortality and interest assumptions in accordance with statutory accounting practices prescribed or permitted by the Pennsylvania Insurance Department (collectively "SAP"). The methods of making such estimates and establishing the resulting reserves are continually reviewed and updated and any adjustments resulting therefrom are reflected in earnings currently (see Note 4).

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

G. Income Taxes -- The Company records deferred tax assets and liabilities in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109 the Company records deferred income taxes, which reflect the net tax effect of the temporary difference between the carrying amounts of the assets and liabilities for financial reporting purposes and their respective tax bases. A valuation allowance is recorded for deferred tax assets where it appears more likely than not that the Company will not be able to recover the deferred tax asset.

H. Stock-Based Compensation -- The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's Class A Common stock at grant date or other measurement date over the amount an employee must pay to acquire the Class A Common stock.

I. Other Revenues -- Other revenues include service revenues related to unbundled claims, risk management and related services provided by The PMA Insurance Group, which are earned over the term of the related contracts in proportion to the actual services rendered, and other miscellaneous revenues.

J. Recent Accounting Pronouncements -- Effective January 1, 1999, the Company adopted Statement of Position ("SOP") 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." SOP 97-3 provides guidance for determining when an insurance company should recognize a liability for guaranty fund and other insurance-related assessments and how to measure that liability. As a result of adopting SOP 97-3, the Company recorded a liability of $4.3 million pre-tax and a resulting charge to earnings of $2.8 million, net of income tax benefit of $1.5 million, which has been reported as a cumulative effect of accounting change. This accounting change impacts The PMA Insurance Group segment.
   As of January 1, 1998, the Company adopted SFAS No. 130, "Comprehensive Income," which establishes standards for the reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses). SFAS No. 130 requires that all items required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 requires only additional disclosures and does not affect the Company's financial condition or results of operations.

   As of January 1, 1998, the Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which establishes standards for the reporting of information about operating segments. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. In connection with the adoption of SFAS No. 131, the Company has identified four reportable segments: (i) PMA Re, which provides property and casualty reinsurance products and services; (ii) The PMA Insurance Group, which writes managed care workers' compensation, integrated disability, and to a lesser extent, other standard lines of commercial insurance; (iii) Caliber One, which writes specialty insurance focusing on excess and surplus lines; and (iv) Corporate and Other, which includes unallocated investment income and expenses, including debt service, as well as the results of certain of the Company's real estate properties. SFAS No. 131 requires only additional disclosures (see Note 16) and does not affect the Company's financial condition, results of operations or liquidity.
   In February 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which revises employers' disclosures about pensions and other postretirement benefit plans. SFAS No. 132 does not change the measurement or recognition of those plans and was effective for fiscal years beginning after December 15, 1997. The Company has applied the guidelines of SFAS No. 132 in its pension and other postretirement-related disclosures (see Note 9).
   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as "derivatives") and for hedging activities. SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133," which defers the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. While the Company is presently evaluating the impact of SFAS No. 133, the adoption of SFAS No. 133 is not expected to have a material impact on the Company's financial condition, results of operations or liquidity.

   In October 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 98-7, "Deposit Accounting:
Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk." This statement identifies several methods of deposit accounting and provides guidance on the application of each method. This statement classifies insurance and reinsurance contracts for which the deposit method is appropriate as contracts that (i) transfer only significant timing risk, (ii) transfer only significant underwriting risk, (iii) transfer neither significant timing nor underwriting risk and (iv) have an indeterminate risk. SOP 98-7 is effective for financial statements for fiscal years beginning after June 15, 1999. The adoption of SOP 98-7 is not expected to have a material impact on the Company's financial condition, results of operations or liquidity.

K. Accrued Retrospective Premiums -- Accrued retrospective premiums, which are a component of premiums receivable, are based upon actuarial estimates of expected ultimate losses and resulting estimated premium adjustments relating to retrospectively rated policies. The estimated ultimate premium adjustments under retrospectively rated policies are recorded in the initial accident year based upon estimated loss experience on the underlying policies and adjusted in subsequent periods in conjunction with revisions of the underlying estimated losses on such policies. In addition, accrued retrospective premiums are increased based upon retrospective policy adjustments paid and decreased based on billings. The change in accrued retrospective premiums is a component of net premiums written and net premiums earned.
   The components of the change in accrued retrospective premiums are as follows:

                                     For the years ended December 31,
(dollar amounts in thousands)       1999             1998           1997
---------------------------------------------------------------------------
Estimated retrospective
 policy adjustments related
 to current accident year         $(20,061)       $ (9,204)       $(12,460)
Revision of estimate of
 retrospective policy
 adjustments related to
 prior accident years              (10,743)        (11,684)        (44,719)
Retrospective policy
 adjustments paid                   13,804          17,888          20,179
Write-off of uncollectible
 amounts                            (4,000)             --              --
                                  --------        --------        --------
Net decrease in accrued
 retrospective premiums           $(21,000)       $ (3,000)       $(37,000)
                                  ========        ========        ========

For 1999 and 1998, the net decrease in accrued retrospective premiums of $21 million and $3 million respectively, primarily reflects favorable development of claims liabilities at The PMA Insurance Group. The net decrease in accrued retrospective premiums of $37 million for 1997 is due primarily to the $44.7 million revision of the estimate of retrospective policy adjustments related to prior years. This revision related to the favorable development of claims liabilities for accident years 1992 through 1996, and the commutation of claims for accident years 1991 and prior. As a result, management recognized a reduction in losses and loss adjustment expenses under retrospectively rated policies and also reduced its estimate of amounts recoverable associated with such policies. Management believes that it has made a reasonable estimate of the Company's accrued retrospective premiums. While the ultimate amount receivable may differ from the current estimates, management does not believe that the difference will have a material effect on the Company's financial condition, results of operations or liquidity.


3. Investments
The Company's investment portfolio is diversified and contains no significant concentrations in any specific industry, business segment or individual issuer. The amortized cost and fair value of the Company's investment portfolio are as follows:

                                                                                Gross         Gross
                                                              Amortized    Unrealized     Unrealized           Fair
(dollar amounts in thousands)                                      Cost         Gains         Losses          Value
--------------------------------------------------------------------------------------------------------------------
December 31, 1999 Fixed maturities available for sale:
   U.S. Treasury securities and obligations
      of U.S. Government agencies                             $ 438,412     $     841      $  19,797      $ 419,456
   States, political subdivisions and foreign
      government securities                                      32,164            18          1,602         30,580
Corporate debt securities                                       580,710           380         25,964        555,126
Mortgage-backed and other asset-backed securities               597,608           204         23,334        574,478
                                                            -------------------------------------------------------
Total fixed maturities available for sale                     1,648,894         1,443         70,697      1,579,640
                                                            -------------------------------------------------------
Equity securities                                                37,779           614          3,427         34,966
Short-term investments                                          303,429            --             --        303,429
                                                            -------------------------------------------------------
Total investments                                            $1,990,102     $   2,057      $  74,124     $1,918,035
                                                            =======================================================

December 31, 1998 Fixed maturities available for sale:
   U.S. Treasury securities and obligations
      of U.S. Government agencies                             $ 801,174     $  27,112      $   1,097      $ 827,189
   States, political subdivisions and foreign
      government securities                                      24,634           236              9         24,861
   Corporate debt securities                                    406,707        14,267            632        420,342
   Mortgage-backed and other asset-backed securities            548,673         7,263            974        554,962
                                                            -------------------------------------------------------
Total fixed maturities available for sale                     1,781,188        48,878          2,712      1,827,354
Equity securities                                                     5            12             --             17
Short-term investments                                          498,038            --             --        498,038
                                                            -------------------------------------------------------
Total investments                                            $2,279,231     $  48,890      $   2,712     $2,325,409
                                                            =======================================================

The amortized cost and fair value of fixed maturities at December 31, 1999, by contractual maturity, are as follows:

                                   Amortized                   Fair
(dollar amounts in thousands)           Cost                  Value
----------------------------------------------------------------------
2000                                $ 69,240                $69,159
2001-2004                            445,238                435,980
2005-2009                            205,228                195,166
2010 and thereafter                  331,580                304,857
Mortgage-backed and other
 asset-backed securities             597,608                574,478
                                 ----------------------------------
                                  $1,648,894             $1,579,640
                                 ==================================

Net investment income consists of the following:

                                        For the years ended December 31,
(dollar amounts in thousands)            1999         1998         1997
-------------------------------------------------------------------------
Fixed maturities                       $106,058     $115,414     $128,400
Equity securities                           131           --           --
Short-term investments                    5,126        7,959        7,282
Other                                     2,887        1,590        1,116
                                      -----------------------------------
   Total investment income              114,202      124,963      136,798
Investment expenses                       4,145        4,838        3,406
                                      -----------------------------------
   Net investment income               $110,057     $120,125     $133,392
                                      ===================================

Net realized investment gains (losses) consist of the following:

                                                   For the years ended December 31,
(dollar amounts in thousands)                      1999          1998          1997
--------------------------------------------------------------------------------------
Realized gains:
   Fixed maturities                              $  6,839      $ 28,140      $ 20,899
   Equity securities                                    2            --            --
                                                -------------------------------------
                                                    6,841        28,140        20,899
Realized losses:
   Fixed maturities                               (14,585)       (6,070)      (12,203)
   Equity securities                                   (1)           --            --
                                                -------------------------------------
                                                  (14,586)       (6,070)      (12,203)
Other realized losses, net                             --          (325)          (98)
                                                -------------------------------------
Total net realized investment gains (losses)     $ (7,745)     $ 21,745      $  8,598
                                                =====================================

The change in unrealized appreciation (depreciation) of investments for 1999, 1998 and 1997 was ($118.2) million, $17.2 million and $67.2 million, respectively, primarily attributable to fixed maturities.
   On December 31, 1999, the Company had securities with a total amortized cost of $31.5 million and fair value of $30.1 million on deposit with various governmental authorities, as required by law. In addition, at December 31, 1999, securities with a total amortized cost of $13.2 million and fair value of $12.7 million, were pledged as collateral for letters of credit issued on behalf of the Company.
   During 1997, the Company established a securities lending program through which securities are lent from the Company's portfolio to qualifying third parties, subject to certain limits, via a lending agent for short periods of time. Borrowers of these securities must provide collateral equal to a minimum of 102% of the market value and accrued interest of the lent securities. Acceptable collateral may be in the form of either cash or securities. Cash received as collateral is invested in short-term investments, and all securities received as collateral are of similar quality to those securities lent by the Company. The Company is not permitted by contract to sell or repledge the securities received as collateral. Additionally, the Company limits securities lending to 40% of SAP admitted assets of its insurance subsidiaries, with a 2% limit on SAP admitted assets to any individual borrower. The Company receives either a fee from the borrower or retains a portion of the income earned on the collateral. Under the terms of the securities lending program, the Company is indemnified against borrower default, with the lending agent responsible to the Company for any deficiency between the cost of replacing a security that was not returned and the amount of collateral held by the Company. The Company recognized income from securities lending transactions of $1.3 million, $1.0 million and $524,000 in 1999, 1998 and 1997, respectively, net of lending fees, which was included in net investment income. At December 31, 1999, the Company had approximately $248.5 million of collateral related to securities on loan of which $242.3 million was cash received and subsequently reinvested in short-term investments.

4. Unpaid Losses and Loss Adjustment Expenses
Activity in the liability for unpaid losses and loss adjustment expenses ("LAE") is summarized as follows:

                                                         For the years ended December 31,
(dollar amounts in thousands)                         1999            1998             1997
-----------------------------------------------------------------------------------------------
Balance at January 1                             $ 1,940,895      $ 2,003,187      $ 2,091,072
Less: reinsurance
 recoverable on unpaid
 losses and LAE                                      593,701          332,284          256,576
                                                ----------------------------------------------

Net balance at January 1                           1,347,194        1,670,903        1,834,496
                                                ----------------------------------------------

Losses and LAE incurred, net:
     Current year, net
       of discount                                   409,554          373,098          341,880
     Prior years                                     (32,514)         (46,515)         (86,006)
     Accretion of prior
       years' discount                                15,433           26,088           51,407
                                                ----------------------------------------------

Total losses and LAE incurred, net                   392,473          352,671          307,281
                                                ----------------------------------------------

Losses and LAE paid, net:
   Current year                                     (103,798)         (96,658)         (72,399)
   Prior years                                      (351,495)        (362,186)        (398,475)
                                                ----------------------------------------------

Total losses and LAE paid, net                      (455,293)        (458,844)        (470,874)
                                                ----------------------------------------------
Reserves transferred
 upon sale of subsidiary                                  --         (217,536)              --
                                                ----------------------------------------------

Net balance at  December 31                        1,284,374        1,347,194        1,670,903
Reinsurance recoverable
 on unpaid losses and LAE                            648,227          593,701          332,284
                                                ----------------------------------------------
Balance at December 31                           $ 1,932,601      $ 1,940,895      $ 2,003,187
                                                ==============================================

The Company's results of operations benefited from a decrease in estimated incurred losses and LAE related to prior accident years of $32.5 million, $46.5 million and $86.0 million in 1999, 1998 and 1997, respectively, which was partially offset by adjustments to premiums for retrospectively rated business and by dividends on captive workers' compensation business of $13.4 million, $4.5 million and $51.8 million in 1999, 1998 and 1997, respectively.
   During 1999, 1998 and 1997, PMA Re recorded favorable reserve development on prior accident years ("prior year development") of $23.5 million, $31.5 million and $32.1 million, respectively. The favorable reserve development reflects development on prior accident years due to re-estimated loss trends for such years that were lower than previous expectations. This is largely due to favorable development on casualty excess of loss business.
   During 1999, 1998 and 1997, The PMA Insurance Group recorded favorable prior year development of $9.0 million, $15.0 million and $53.9 million, respectively. The favorable reserve development in 1999 reflects better than expected loss experience from loss-sensitive and rent-a-captive workers' compensation business. This favorable development has been substantially offset by premium adjustments for loss-sensitive business and policyholders' dividends for rent-a-captive business. Rent-a-captives are used by customers as an alternative method to manage their loss exposure without establishing and capitalizing their own captive insurance company. The favorable reserve development during 1998 primarily relates to the formal commutation programs, which resulted in early liability settlements made during 1998 to reduce future claim payments. Favorable loss development in 1997 is attributable to the following: favorable reserve development of approximately $37.0 million related to retrospectively rated policies for Run-off Operations; the cession of prior year reserves of $14.8 million from Run-off Operations to a third party reinsurer; and favorable reserve development of $7.1 million on guaranteed cost workers' compensation reserves, partially offset by reserve strengthening of $5.0 million in commercial multi-peril business.
   Unpaid losses and LAE reflect management's best estimate of future amounts needed to pay claims and related settlement costs with respect to insured events which have occurred, including events that have not been reported to the Company. In many cases, significant periods of time, ranging up to several years or more, may elapse between the occurrence of an insured loss, the reporting of the loss to the Company and the Company's payment of that loss. In general, liabilities for reinsurers become known more slowly than for primary insurers and are subject to more unforeseen development and uncertainty. As part of the process in determining these amounts, historical data is reviewed and consideration is given to the impact of various factors, such as legal developments, changes in social attitudes and economic conditions.
   Unpaid losses for the Company's workers' compensation claims, net of reinsurance, at December 31, 1999 and 1998 were $527.9 million and $628.5 million, net of discount of $173.1 million and $194.3 million, respectively. The approximate discount rate used was 5% at December 31, 1999 and 1998.

   Since 1996, the impact on losses from the effects of discounting loss reserves at The PMA Insurance Group has generally declined due mainly to the effect of commutations and lower business writings. The PMA Insurance Group has been executing programs under which it commuted, or settled, a large number of workers' compensation claims. Commutations are agreements whereby the claimants, in exchange for a lump sum payment, release their rights to future payments from The PMA Insurance Group. The PMA Insurance Group paid approximately $38 million, $65 million and $113 million in 1999, 1998 and 1997, respectively, to commute workers' compensation claims. The commutation programs resulted in payments which were less than the corresponding carried reserves. Savings associated with these claims were consistent with management's expectations. As substantially all of these reserves were carried on a discounted basis, the ultimate level of discount on The PMA Insurance Group's carried reserves decreased.
   Management believes that its unpaid losses and LAE are fairly stated at December 31, 1999. However, estimating the ultimate claims liability is necessarily a complex and judgmental process inasmuch as the amounts are based on management's informed estimates and judgments using data currently available. As additional experience and data become available regarding claims payment and reporting patterns, legislative developments, regulatory trends on benefit levels for both medical and indemnity payments, and economic conditions, the estimates are revised accordingly. If the Company's ultimate net losses prove to differ substantially from the amounts recorded at December 31, 1999, the related adjustments could have a material adverse impact on the Company's financial condition, results of operations and liquidity.
   The Company's asbestos-related losses were as follows:

                                   For the years ended December 31,
(dollar amounts in thousands)     1999          1998         1997
--------------------------------------------------------------------
Gross of reinsurance:
   Beginning reserves          $ 67,857      $ 76,726      $ 80,055
   Incurred losses and LAE        1,910        (1,976)        2,435
   Paid losses and LAE           (8,490)       (6,893)       (5,764)
                              --------------------------------------
   Ending reserves             $ 61,277      $ 67,857      $ 76,726
                              ======================================

Net of reinsurance:
   Beginning reserves          $ 43,556      $ 48,578      $ 53,300
   Incurred losses and LAE         (341)       (2,754)          (36)
   Paid losses and LAE           (4,364)       (2,268)       (4,686)
                              --------------------------------------
   Ending reserves             $ 38,851      $ 43,556      $ 48,578
                              ======================================


The Company's environmental-related losses were as follows:

                                    For the years ended December 31,
(dollar amounts in thousands)       1999          1998          1997
---------------------------------------------------------------------

Gross of reinsurance:
   Beginning reserves            $ 47,036      $ 45,108      $ 35,626
   Incurred losses and LAE          5,081        11,895         1,130
   Reserves acquired through
    purchase of Caliber One
    Indemnity Company(1)               --            --        13,060
   Paid losses and LAE            (10,758)       (9,967)       (4,708)
                                 ------------------------------------
   Ending reserves               $ 41,359      $ 47,036      $ 45,108
                                 ====================================

Net of reinsurance:
   Beginning reserves            $ 29,356      $ 31,695      $ 34,592
   Incurred losses and LAE             82         3,644         1,068
   Paid losses and LAE             (4,916)       (5,983)       (3,965)
                                 ------------------------------------
   Ending reserves               $ 24,522      $ 29,356      $ 31,695
                                 ====================================

(1) Such acquired reserves have been reinsured by an affiliate of the former parent (see Note 1).

Of the total net asbestos reserves, approximately $32.0 million, $34.2 million and $41.9 million related to IBNR losses at December 31, 1999, 1998 and 1997, respectively. Of the total net environmental reserves, approximately $18.0 million, $20.3 million and $20.5 million related to IBNR losses at December 31, 1999, 1998 and 1997, respectively. All incurred asbestos and environmental losses were for accident years 1986 and prior.
   Estimating reserves for asbestos and environmental exposures continues to be difficult because of several factors, including: (i) evolving methodologies for the estimation of the liabilities; (ii) lack of reliable historical claim data;
(iii) uncertainties with respect to insurance and reinsurance coverage related to these obligations; (iv) changing judicial interpretations; and (v) changing government standards. To reserve for environmental claims, the Company currently utilizes a calendar year development technique known as aggregate loss development. This technique focuses on the aggregate losses paid as of a particular date and aggregate payment patterns associated with such claims. Several elements including remediation studies, remediation, defense, declaratory judgment and third party bodily injury claims were considered in estimating the costs and payment patterns of the environmental and toxic tort losses. Prior to the development of these techniques, there was a substantial range in the nature of reserving for environmental and toxic tort liabilities.

   Management believes that its reserves for asbestos and environmental claims are appropriately established based upon known facts, existing case law and generally accepted actuarial methodologies. However, due to changing interpretations by courts involving coverage issues, the potential for changes in federal and state standards for clean-up and liability, as well as issues involving policy provisions, allocation of liability among participating insurers and proof of coverage, the Company's ultimate exposure for these claims may vary significantly from the amounts currently recorded, resulting in a potential future adjustment that could be material to the Company's financial condition and results of operations.
   The Company's loss reserves were stated net of salvage and subrogation of approximately $43.8 million and $60.4 million at December 31, 1999 and 1998, respectively.

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

                                 For the years ended December 31,
(dollar amounts in thousands)   1999            1998          1997
-----------------------------------------------------------------------

Earned premiums:
   Direct                    $ 328,590      $ 286,987      $ 277,871
   Assumed                     366,029        276,689        216,357
   Ceded                      (154,532)       (96,961)      (118,277)
                            -----------------------------------------
   Net                       $ 540,087      $ 466,715      $ 375,951
                            =========================================

Losses and LAE incurred:

   Direct                    $ 262,340      $ 250,641      $ 244,429
   Assumed                     243,200        184,309        166,202
   Ceded                      (113,067)       (82,279)      (103,350)
                            -----------------------------------------
   Net                       $ 392,473      $ 352,671      $ 307,281
                            =========================================


At December 31, 1999, the Company had reinsurance receivables due from the following unaffiliated single reinsurers in excess of 3% of shareholders' equity:

(dollar amounts in thousands)                  Gross amount due
-----------------------------------------------------------------
London Life Reinsurance Group                      $ 240,753
United States Fidelity and Guaranty Company           98,940
American Reinsurance Corporation                      29,599
Essex Insurance Company                               26,554
SCOR Reinsurance Company                              22,724
Houston Casualty Company                              22,574
GE Reinsurance Corporation                            20,051
Continental Casualty Company                          16,062
Odyssey Reinsurance Corporation                       15,279
Signet Star Reinsurance Company                       14,132
FolksAmerica Reinsurance Company                      14,003

The Company performs extensive credit reviews of its reinsurers focusing on, among other things, financial capacity, stability, trends and commitment to the reinsurance business. Prospective and existing reinsurers failing to meet the Company's standards are excluded from the Company's reinsurance programs. In addition, the Company requires letters of credit or other acceptable collateral to support balances due from reinsurers not authorized to transact business in the applicable jurisdictions.
   The Company maintained funds held to collateralize the above balances in the amount of $91.1 million at December 31, 1999. In addition, the entire receivable from the London Life Reinsurance Group is secured by assets in trust and letters of credit.


6. Long-Term Debt
Long-term debt consisted of $163.0 million outstanding under the Company's revolving credit facility (the "Credit Facility") as of December 31, 1999 and 1998. The Credit Facility matures as follows: $38.0 million in 2000, $62.5 million in 2001 and $62.5 million in 2002. The Credit Facility bears interest at the London InterBank Offered Rate ("LIBOR") plus 0.375% on the utilized portion and carries a 0.225% facility fee on the unutilized portion. The spread over LIBOR and the facility fee are adjustable downward in the future based upon the Company's debt-to-capitalization ratios. As of December 31, 1999, the interest rate on the utilized portion of the Credit Facility was 6.56%.
   The Company has entered into an interest rate swap agreement in its management of its existing interest rate exposures with a notional principal balance of $150.0 million at December 31, 1999. The rate on the swap resets every three months such that it effectively converts the Company's interest rate exposure on $150.0 million of the Credit Facility, which has a floating rate, to a fixed obligation (7.14% at December 31, 1999). The swap involves the exchange of interest payment obligations without the exchange of underlying principal. The differential to be paid or received is recognized as an adjustment of interest expense. In the event that a counterparty fails to meet the terms of the swap, the Company's exposure is limited to the interest rate differential on the notional principal amount ($150.0 million). Management believes such credit risk is minimal and any loss would not be material to financial condition, results of operations and liquidity.
   On March 14, 1997, the Company refinanced substantially all of its existing credit agreements not already maturing in 1997 through the completion of the Credit Facility. The early extinguishment of the senior note agreements resulted in an extraordinary loss of $4.7 million ($7.3 million pre-tax).
   Effective March 14, 1997, the Company modified its letter of credit agreement with a group of banks (the "Letter of Credit Agreement") to reduce its aggregate outstanding face amount to $50.0 million. The agreement requires the Company to pay a commitment fee, which is adjustable downward in the future based upon the Company's debt-to-capitalization ratios. At December 31, 1999, the commitment fee was 0.225% per annum. At December 31, 1999 and 1998, the aggregate outstanding face amount of letters of credit issued was $45.9 million and $46.9 million, respectively. The Letter of Credit Agreement primarily secures reinsurance liabilities of the insurance subsidiaries of the Company.
   The debt covenants supporting the Credit Facility and the Letter of Credit Agreement contain provisions that, among other matters, limit the Company's ability to incur additional indebtedness, merge, consolidate and acquire or sell assets. The debt covenants also require the Company to satisfy certain ratios related to net worth, debt-to-capitalization and interest coverage. Additionally, the debt covenants place restrictions on dividends to shareholders (see Note 14).


7. Stock Options
The Company currently has seven stock option plans in place for stock options granted to officers and other key employees for the purchase of the Company's Class A Common stock, under which 3,787,897 Class A Common shares were reserved for issuance at December 31, 1999. The stock options are granted under terms and conditions determined by the Stock Option Committee of the Board of Directors. Stock options granted have a maximum term of ten years, generally vest over periods ranging between zero and five years, and are typically granted with an exercise price at least equal to the fair market value of the Class A Common stock on the date the options are granted. Information regarding these option plans is as follows:

                                                       1999                     1998                     1997
---------------------------------------------------------------------------------------------------------------------------
                                                         Weighted                 Weighted                 Weighted
                                                          Average                  Average                  Average
                                                 Shares     Price         Shares     Price        Shares      Price
---------------------------------------------------------------------------------------------------------------------------
Options outstanding, beginning of year        3,446,170   $ 14.39      3,117,612   $ 13.18     3,242,160    $ 12.43
Options granted                                 427,000     19.53        826,500     17.12       324,500      17.00
Options exercised                              (515,864)    11.94       (386,142)    11.07      (162,248)      8.78
Options forfeited or expired                    (36,750)    16.53       (111,800)    12.26      (286,800)     11.53
                                             -----------------------------------------------------------------------
Options outstanding, end of year(1)           3,320,556   $ 15.40      3,446,170   $ 14.39     3,117,612    $ 13.18
                                             =======================================================================
Options exercisable, end of year              2,160,486   $ 14.03      2,468,233   $ 13.32     2,556,087    $ 12.42
                                             =======================================================================
Option price range at end of year                  $8.00 to $20.44        $8.00 to $19.00           $8.00 to $17.00
Option price range for exercised shares            $8.00 to $17.00        $8.00 to $17.00           $8.00 to $15.00
Options available for grant at end of year             467,341                 7,591                    747,291

(1) Included in the options outstanding at the end of 1999 and 1998 are 420,000 options ("Target Price Options") with an exercise price of $17.00, which become exercisable based on the Company's Class A Common stock achieving certain target prices, with one-half of those options becoming exercisable at $28.00 and the remaining one-half becoming exercisable at $32.00. In 1998, the Company recorded approximately $1 million in compensation expense related to such options.

In 1999, all options were granted with an exercise price that exceeded the market value on the grant date ("out-of-the-money"), and such options had a weighted average exercise price of $19.53 per share and a fair value of $9.61 per share. Of the total options granted in 1998, 96% were granted out-of-the-money at an exercise price of $17.03 per share and a weighted average fair value of $3.65 per share. The remaining 4% were granted with an exercise price that was lower than the market value on the grant date ("in-the-money"), and such options had a weighted average exercise price of $19.00 per share and a weighted average fair value of $7.59 per share. In 1997, all options were granted out-of-the-money at an exercise price of $17.00 per share and a fair value of $5.79 per share.
   Stock options outstanding at December 31, 1999 and related exercise price and weighted average remaining life information is as follows:

                                                   Weighted Average
                          Options         Options    Remaining Life
Exercise Prices       Outstanding     Exercisable         (in years)
----------------------------------------------------------------------
$ 8.00 to $11.00          290,916         290,916              2.21
$11.01 to $14.00          684,200         684,200              3.81
$14.01 to $17.00        1,868,440       1,157,120              5.95
$17.01 to $21.00          477,000          28,250              9.05
                      ---------------------------
                        3,320,556       2,160,486              5.63
                      ===========================

The fair value of options at date of grant was estimated using a binomial option-pricing model with the following weighted average assumptions:

                              1999      1998       1997
----------------------------------------------------------

Expected life (years)           10       7.5         10
Risk-free interest rate       4.9%      5.5%       6.3%
Expected volatility            17%       26%        18%
Expected dividend yield       2.0%      1.9%       2.3%

The Company has adopted the disclosure-only provision of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, compensation cost that was recognized in 1999, 1998 and 1997 for stock options, other than Target Price Options, was not significant. Had compensation costs for the Company's stock option plans been determined based on the fair value at the grant date for awards granted during the year, pre-tax income would have been reduced by $4.1 million, $3.2 million and $1.9 million in 1999, 1998 and 1997, respectively. After-tax income would have been reduced by $2.7 million, $2.1 million and $1.2 million or $0.12, $0.09 and $0.05 per basic share and $0.11, $0.08 and $0.05 per diluted share in 1999, 1998 and 1997, respectively.


8. Income Taxes
The components of the Federal income tax expense from continuing operations are as follows:


(dollar amounts           For the years ended December 31,
 in thousands)               1999      1998       1997
---------------------------------------------------------

Current                    $ 9,926    $9,910    $(4,506)
Deferred                     1,813       425      9,906
                         ------------------------------
Income tax expense         $11,739    $10,335   $ 5,400
                         ==============================

In addition, the Company recognized a deferred Federal income tax benefit of $1.5 million related to the cumulative effect of accounting change recorded in 1999. The Company also recognized current and deferred Federal income tax benefits of $374,000 and $2.2 million, respectively, related to the extraordinary loss recorded in 1997.
   A reconciliation between the total income tax expense and the amounts computed at the Statutory Federal income tax rate of 35% is as follows:

                                  For the years ended December 31,
(dollar amounts in thousands)    1999         1998           1997
----------------------------------------------------------------------
Computed at the Statutory
 Federal income tax rate      $ 14,032      $ 19,274      $  8,804
Increase (decrease) in
    taxes resulting from:
  Reversal of income
    tax accruals                (2,672)      (12,637)       (3,703)
  Tax-exempt interest               --            --           (61)
  Other                            379         3,698           360
                             --------------------------------------
Income tax expense            $ 11,739      $ 10,335      $  5,400
                             ======================================

The tax effects of significant temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that represent the net deferred tax asset are as follows:

                                                   December 31,
(dollar amounts in thousands)                   1999           1998
--------------------------------------------------------------------

Discounting of unpaid losses and LAE        $  56,817      $  55,945
Unrealized depreciation of investments         25,223             --
Tax credit carryforwards                       21,705         29,039
Unearned premiums                              15,612         14,305

Allowance for uncollectible accounts            6,188          6,822
Postretirement benefit obligation               5,179          5,160
Other                                          14,489         12,823
                                           -------------------------
Gross deferred tax asset                      145,213        124,094
                                           -------------------------

Deferred acquisition costs                    (17,021)       (17,377)
Unrealized appreciation of investments             --        (16,163)
Losses of foreign reinsurance affiliate       (21,130)       (24,542)
Other                                          (1,699)        (2,083)
                                           -------------------------
Gross deferred tax liability                  (39,850)       (60,165)
                                           -------------------------
Net deferred tax asset                      $ 105,363      $  63,929
                                           =========================


At December 31, 1999, the Company had approximately $21.3 million of alternative minimum tax credit carryforwards, which do not expire.
   Management believes that it is more likely than not that the benefit of its deferred tax asset will be fully realized, and therefore has not recorded a valuation allowance.
   The Company's Federal income tax returns are subject to audit by the Internal Revenue Service ("IRS"), and provisions are made in the financial statements in anticipation of the results of these audits. The Company's 1996 Federal income tax return is currently under examination by the IRS. In 1998, the IRS completed their examination of the 1994 and 1995 U.S. Federal tax returns. In 1997, the IRS completed their examinations of the 1992 and 1993 U.S. Federal tax returns. In management's opinion, adequate liabilities have been established for all years.
   In December 1998, the Company received a refund from the IRS of approximately $15.0 million. The refund relates to a claim for refund filed by the Company with regard to its 1992 income tax return. In 1997, the Company received a refund from the IRS of approximately $16.8 million as a result of a net operating loss, which was generated in 1996 and carried back to 1993, 1994 and 1995.


9. Employee Retirement, Postretirement and Postemployment Benefits

A. Pension and Other Postretirement Benefits:

Pension Benefits -- The Company sponsors a qualified non-contributory defined benefit pension plan (the "Qualified Pension Plan") covering substantially all employees. After meeting certain qualifications, an employee acquires a vested right to future benefits. The benefits payable under the plan are generally determined on the basis of an employee's length of employment and modified career average salary. The Company's policy is to fund pension costs in accordance with the Employee Retirement Income Security Act of 1974. The Company also maintains non-qualified unfunded supplemental defined benefit pension plans (the "Non-qualified Pension Plans") for the benefit of certain key employees. The projected benefit obligation and accumulated benefit obligation for the Non-qualified Pension Plans were $3.9 million and $3.6 million, respectively, as of December 31, 1999.

Other Postretirement Benefits -- In addition to providing pension benefits, the Company provides certain health care benefits for retired employees and their spouses. Substantially all of the Company's employees may become eligible for those benefits if they meet the requirements for early retirement under the Pension Plan and have a minimum of 10 years employment with the Company. For employees who retired on or subsequent to January 1, 1993, the Company will pay a fixed portion of medical insurance premiums. Retirees will absorb future increases in medical premiums. The Company also provides Medicare Part B reimbursement for certain retirees as well as retiree life insurance.

   The following tables set forth the amounts recognized in the Company's financial statements with respect to Pension Benefits and Other Postretirement
Benefits:

                                                               Pension Benefits            Other Postretirement Benefits
                                                                 December 31,                      December 31,
(dollar amounts in thousands)                                1999           1998                1999           1998
---------------------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year                  $ 50,280       $ 47,125            $  9,169       $  9,673
Service cost                                                1,597          1,780                 286            271
Interest cost                                               3,372          3,201                 622            594
Plan amendments                                             1,177            310                  --             --
Actuarial (gain) loss                                      (7,335)           168                (975)          (870)
Benefits paid                                              (2,209)        (2,304)               (411)          (499)
                                                       -------------------------------------------------------------
Benefit obligation at end of year                        $ 46,882       $ 50,280            $  8,691       $  9,169
                                                       -------------------------------------------------------------

Change in plan assets:
Fair value of plan assets at beginning of year           $ 42,816       $ 40,600            $     --       $     --
Actual return on plan assets                                6,931          2,660                  --             --
Employer contributions                                      1,689          1,860                  --             --
Benefits paid                                              (2,209)        (2,304)                 --             --
                                                       -------------------------------------------------------------
Fair value of plan assets at end of year                 $ 49,227       $ 42,816            $     --       $     --
                                                       -------------------------------------------------------------

Benefit obligation (greater) less than the
 fair value of plan assets                               $  2,345       $ (7,464)           $ (8,691)     $  (9,169)

Unrecognized actuarial (gain) loss                         (4,722)         5,894              (4,957)        (4,137)
Unrecognized prior service (cost) benefit                     507           (700)             (1,079)        (1,198)
Unrecognized net transition obligation                        321            316                  --             --
                                                       -------------------------------------------------------------
Accrued benefit at end of year                           $ (1,549)      $ (1,954)           $(14,727)      $(14,504)
                                                       =============================================================

                                                           Pension Benefits             Other Postretirement Benefits
                                                   For the years ended December 31,   For the years ended December 31,
(dollar amounts in thousands)                       1999        1998        1997       1999        1998        1997
---------------------------------------------------------------------------------------------------------------------------
Components of net periodic benefit cost:
Service cost                                     $ 1,597     $ 1,780     $ 1,468    $   286     $   271     $   237
Interest cost                                      3,372       3,201       3,200        622         594         655
Expected return on plan assets                    (3,619)     (3,496)     (3,159)        --          --          --
Amortization of transition obligation                 (5)         (3)        (23)        --          --          --
Amortization of prior service cost                   (30)        (91)        (99)      (119)       (119)       (119)
Recognized actuarial (gain) loss                       4         (11)         --       (155)       (188)       (123)
Settlement charge                                     --          --         115         --          --          --
                                                -------------------------------------------------------------------
Net periodic benefit cost                        $ 1,319     $ 1,380     $ 1,502    $   634     $   558     $   650
                                                ===================================================================

Weighted average assumptions:
Discount rate                                      7.75%       6.75%       7.00%      7.75%       6.75%       7.00%
Expected return on plan assets                     9.00%       9.00%       9.00%         --          --          --
Rate of compensation increase                      5.00%       4.50%       4.50%         --          --          --

For the measurement of Other Postretirement Benefits, a 6.50% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease gradually to 5.50% for 2002 and remain at that level thereafter. A one percentage point change in assumed health care cost trend rates would have an immaterial impact on the total service and interest cost components of the net periodic benefit cost and the postretirement benefit obligation.
   Qualified Pension Plan assets consist of equity securities, fixed maturity securities and fixed income contracts. The Pension Plan owned approximately 249,000 shares of the Company's common stock at December 31, 1998. All 249,000 shares were sold during 1999.
   During 1997, an annuity contract with a third party was terminated, resulting in a one-time settlement charge of approximately $115,000.

B. Defined Contribution Savings Plan -- The Company also maintains a voluntary defined contribution savings plan covering substantially all employees. The Company matches employee contributions up to 5% of compensation. Contributions under such plans charged to income were $2.3 million, $2.0 million and $1.7 million in 1999, 1998 and 1997, respectively.

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


10. Fair Value of Financial Instruments
As of December 31, 1999 and 1998, the carrying amounts for the Company's financial instruments approximated their estimated fair value, except for interest rate swaps which had a carrying value of zero and a fair value of $305,000 and ($5.8) million at December 31, 1999 and 1998, respectively. The Company measures the fair value of fixed maturities and interest rate swaps based upon quoted market prices or by obtaining quotes from dealers. The fair value of long-term debt is estimated using discounted cash flow calculations based upon the Company's current incremental borrowing rate for similar types of borrowing facilities or the rate utilized to prepay obligations, where applicable. For other financial instruments, the carrying values approximate their fair values. Certain financial instruments, specifically amounts relating to insurance contracts, are excluded from this disclosure.


11. Transactions with Related Parties
The Company's largest shareholder is PMA Foundation (the "Foundation"), a not-for-profit corporation qualified under Section 501(c)(6) of the Internal Revenue Code, whose purposes include the promotion of the common business interests of its members and the economic prosperity of the Commonwealth of Pennsylvania. As of December 31, 1999, the Foundation owned 4,561,225 shares of Common stock (36.1% of the class) and 912,225 shares of Class A Common stock (9.4% of the class), which constitutes 34.2% of the total number of votes available to be cast in matters brought before the Company's shareholders. All of the members of the Company's Board of Directors currently serve as members of the Foundation's Board of Trustees. Also, Frederick W. Anton III, Chairman of the Company, serves as President and Chief Executive Officer of the Foundation. The Company and certain of its subsidiaries provide certain administrative services to the Foundation for which the Company and its subsidiaries receive reimbursement. Total reimbursements amounted to $13,000, $14,000 and $34,000 for the years ended December 31, 1999, 1998 and 1997, respectively. The Foundation also leases its Harrisburg, Pennsylvania headquarters facility from a subsidiary of the Company under an operating lease presently requiring rent payments of $25,000 per month, and reimburses a subsidiary of the Company for its use of office space in the Blue Bell, Pennsylvania facility. Rent and related reimbursements paid to the Company's affiliates by the Foundation amounted to $304,000, $262,000 and $250,000 for the years ended December 31, 1999, 1998 and
1997, respectively.

   The Company incurred legal and consulting fees aggregating approximately $5.3 million, $6.5 million and $6.5 million in 1999, 1998 and 1997, respectively, from firms in which directors of the Company are partners or principals.
   The Company has notes receivable from officers that are accounted for as a reduction of shareholders' equity in the accompanying balance sheets. Such notes receivable had balances of $56,000 and $498,000 as of December 31, 1999 and 1998, respectively. The interest rates on the notes range between 6% and 8%.
   The Company has arranged an executive loan program with a financial institution. The institution provides personal demand loans to officers of the Company at a floating interest rate equal to the financial institution's prime rate minus 1/2%. Such loans are collateralized by Common Stock and Class A Common Stock beneficially owned by the officer and a Company treasury security. The Company has agreed to purchase any loan made to an officer (including accrued interest and related expenses) from the financial institution in the event that the borrower defaults on the loan. The amount of loans outstanding to current employees as of December 31,1999 under this program was $729,847.


12. Commitments and Contingencies
For the years ended December 31, 1999, 1998 and 1997, total rent expense was $2.7 million, $2.6 million and $2.8 million, respectively. At December 31, 1999, the Company was obligated under noncancelable operating leases for office space with aggregate minimum annual rentals of $3.8 million in 2000, $4.1 million in 2001, $3.9 million in 2002, $3.6 million in 2003, $3.2 million in 2004 and $4.3 million thereafter.
   In the event a property and casualty insurer operating in a jurisdiction where the Company's insurance subsidiaries also operate becomes or is declared insolvent, state insurance regulations provide for the assessment of other insurers to fund any capital deficiency of the insolvent insurer. Generally, this assessment is based upon the ratio of an insurer's voluntary premiums written to the total premiums written for all insurers in that particular jurisdiction (see Note 2-J regarding SOP 97-3).
   The Company has provided guarantees of approximately $7.7 million, primarily related to loans on properties in which the Company has an interest.
   The Company is continuously involved in numerous lawsuits arising, for the most part, in the ordinary course of business, either as a liability insurer defending third party claims brought against its insureds, or as an insurer defending coverage claims brought against it by its policyholders or other insurers. While the outcome of all litigation involving the Company, including insurance-related litigation, cannot be determined, litigation is not expected to result in losses that differ from recorded reserves by amounts that would be material to the Company's financial condition, results of operations or liquidity. In addition, reinsurance recoveries related to claims in litigation, net of the allowance for uncollectible reinsurance, are not expected to result in recoveries that differ from recorded recoverables by amounts that would be material to the Company's financial condition, results of operations or liquidity.


13. Cost Reduction Initiatives
During 1997, the Company recorded a $7.0 million pre-tax charge ($4.6 million after-tax) in operating expenses for costs associated with nonvoluntary terminations of approximately 60 employees in various operational and management positions. As of December 31, 1999, approximately $1.5 million of such charges remained in accounts payable and accrued expenses on the balance sheet.


14. Shareholders' Equity
The Company has two classes of Common stock, Class A Common stock and Common stock. The Company's bylaws limit the classes of persons who may own the Common stock. Holders of Common stock may elect to convert any or all such shares into Class A Common stock on a share-for-share basis. The Company's Class A Common stock and Common stock generally vote without regard to class on matters submitted to shareholders, with the Class A Common stock having one vote per share and the Common stock having ten votes per share.
   With respect to dividend rights, the Class A Common stock is entitled to cash dividends at least 10% higher than those declared and paid on the Common stock. The Company declared dividends on its Common stock and Class A Common stock of $0.32 per share and $0.36 per share, respectively, in 1999, 1998 and 1997.

   Changes in Common stock and Class A Common stock shares were as follows:

                                                                          For the years ended December 31,
                                                                       1999            1998              1997
-----------------------------------------------------------------------------------------------------------------
Common stock:
   Balance at beginning of year                                    13,956,268       15,286,263       16,095,416
   Conversion of Common stock into Class A Common stock              (871,603)      (1,329,995)        (809,153)
                                                                 -----------------------------------------------
   Balance at end of year                                          13,084,665       13,956,268       15,286,263
                                                                 ===============================================

Class A Common stock:
   Balance at beginning of year                                    10,486,677        9,156,682        8,247,804
   Conversion of Common stock into Class A Common stock               871,603        1,329,995          809,153
   Issuance of shares                                                      --               --           99,725
                                                                 -----------------------------------------------
   Balance at end of year                                          11,358,280       10,486,677        9,156,682
                                                                 ===============================================

Treasury stock - Common stock:
   Balance at beginning of year                                       436,007          435,474          425,364
   Purchase of treasury shares                                             --              533           10,110
                                                                 -----------------------------------------------
   Balance at end of year                                             436,007          436,007          435,474
                                                                 ===============================================

Treasury stock - Class A Common stock:
   Balance at beginning of year                                       648,714           38,947           74,781
   Purchase of treasury shares                                      1,526,500          995,909           27,689
   Reissuance of treasury shares under employee benefit plans        (509,788)        (386,142)         (63,523)
                                                                 -----------------------------------------------
   Balance at end of year                                           1,665,426          648,714           38,947
                                                                 ===============================================

In 1998, the Company's Board of Directors authorized a plan to repurchase shares of Common stock and Class A Common stock in an amount not to exceed $25.0 million. In 1999, an additional $50.0 million of share repurchase authority was approved by the Company's Board of Directors. During 1999, the Company repurchased a total of approximately 1.5 million Class A shares at a total cost of $30.2 million (average per share price was $19.81). During 1998, the Company repurchased a total of approximately 1.0 million shares at a total cost of $18.9 million (average per share price was $18.92). Since the inception of its share repurchase program in February 1998, PMA Capital has repurchased a total of approximately 2.5 million Class A shares at a total cost of $49.1 million (average per share price was $19.46), leaving $25.9 million of share repurchase authorization. Decisions regarding share repurchases are subject to the costs and benefits associated with alternative uses of capital and prevailing market conditions.
   The Company's domestic insurance subsidiaries' ability to pay dividends to the holding company is limited by the insurance laws and regulations of Pennsylvania and Delaware (the laws of which are substantially similar with respect to dividends). Under Pennsylvania laws and regulations, without prior approval of the Pennsylvania Insurance Commissioner (the "Commissioner"), dividends may not be paid in excess of the greater of (i) 10% of policyholders' surplus as of the end of the preceding year or (ii) SAP net income for the preceding year, but in no event to exceed SAP unassigned surplus. At December 31, 1999, the maximum amount available to be paid as dividends from the Company's insurance subsidiaries to PMA Capital, without the prior consent of the Pennsylvania Insurance Department, was approximately $55 million.
   PMA Capital's dividends to shareholders are restricted by its debt agreements. Under the terms of the Credit Facility and the Letter of Credit Agreement, under the most restrictive debt covenant, the Company could pay dividends of approximately $10 million in 2000.

15. Earnings Per Share
A reconciliation of the shares used as the denominator of the basic and diluted earnings per share computations is presented below.

                                1999          1998           1997
--------------------------------------------------------------------
Basic shares - weighted
 average Common
 and Class A Common
 shares outstanding         22,976,326     23,608,618     23,855,031

Effect of dilutive
 stock options                 809,590        916,270        712,347
                           -----------------------------------------
Total diluted shares        23,785,916     24,524,888     24,567,378
                           =========================================

For all years presented, there were no differences in the numerator (income before extraordinary item and cumulative effect of accounting change) for the basic and diluted earnings per share calculation.
   Options to purchase shares of Class A Common stock are excluded from the computation of diluted earnings per share if they would have been anti-dilutive, and for 1999, 1998 and 1997, such anti-dilutive options were 12,500, 42,000 and 646,000, respectively.


16. Business Segments
The Company's pre-tax operating income by principal business segment were as follows:

                                                                                     For the years ended December 31,
(dollar amounts in thousands)                                                       1999         1998          1997
-----------------------------------------------------------------------------------------------------------------------
Components of pre-tax operating income and net income(1):
PMA Re                                                                          $ 50,319      $ 46,408      $ 45,957
The PMA Insurance Group:
   Excluding Run-off Operations                                                   18,389        10,018        (3,607)
   Run-off Operations                                                               (189)          452           (73)
                                                                              ----------------------------------------
   Total                                                                          18,200        10,470        (3,680)
Caliber One                                                                           83        (1,606)           --
Corporate and Other                                                              (20,765)      (21,948)      (25,722)
                                                                              ----------------------------------------

Pre-tax operating income                                                          47,837        33,324        16,555
Net realized investment gains (losses)                                            (7,745)       21,745         8,598
                                                                              ----------------------------------------
Income before income taxes, extraordinary loss and cumulative
 effect of accounting change                                                      40,092        55,069        25,153
Income tax expense                                                                11,739        10,335         5,400
                                                                              ----------------------------------------
Income before extraordinary loss and cumulative effect of accounting change       28,353        44,734        19,753
Extraordinary loss, net of tax                                                        --            --        (4,734)
Cumulative effect of accounting change, net of tax                                (2,759)           --            --
                                                                              ----------------------------------------
Net income                                                                      $ 25,594      $ 44,734      $ 15,019
                                                                              ========================================

(1) Pre-tax operating income is defined as income from continuing operations before income taxes, excluding net realized investment gains (losses). The Company excludes net realized investment gains (losses) from the profit and loss measure it utilizes to assess the performance of its operating segments because: (i) net realized investment gains (losses) are unpredictable and not necessarily indicative of current operating fundamentals or future performance, and (ii) in many instances, decisions to buy and sell securities are made at the holding company level, and such decisions result in net realized gains (losses) that do not relate to the operations of the individual segments.

The Company's revenues, all of which are generated within the U.S., by principal business segment were as follows:

                                               For the years ended December 31,
(dollar amounts in thousands)                 1999           1998          1997
Revenues:
PMA Re                                     $ 351,548      $ 278,293     $ 215,873
The PMA Insurance Group:
   Excluding Run-off Operations              277,890        311,469       328,248
   Run-off Operations                          4,412          4,761       (23,491)
                                          ---------------------------------------
   Total                                     282,302        316,230       304,757
Caliber One                                   27,188          3,203            --
Corporate and Other                            1,824          4,010         2,330
Net realized investment gains (losses)        (7,745)        21,745         8,598
                                          ---------------------------------------
Total revenues                             $ 655,117      $ 623,481     $ 531,558
                                          =======================================

The Company recorded amortization and depreciation expense of $7.4 million, $7.1 million and $12.7 million in 1999, 1998 and 1997, respectively. PMA Re and The PMA Insurance Group recorded amortization and depreciation expense of $2.8 million and $3.0 million, respectively, in 1999; $2.0 million and $4.2 million, respectively, in 1998; and $2.5 million and $7.6 million, respectively, in 1997.
   The Company's total assets by principal business segment were as follows:

                                                     December 31,
(dollar amounts in thousands)          1999             1998             1997
--------------------------------------------------------------------------------
Assets(1):
PMA Re                             $ 1,351,962      $ 1,417,901      $ 1,102,242
The PMA Insurance
  Group:
  Excluding Run-off Operations       1,667,673        1,883,575        1,452,469
   Run-off Operations                   79,003           95,110          398,959
                                  ----------------------------------------------
   Total                             1,746,676        1,978,685        1,851,428
Caliber One                            160,194           69,083           64,302
Corporate and Other                    (13,745)          (4,951)          39,286
                                  ----------------------------------------------
   Total assets                    $ 3,245,087      $ 3,460,718      $ 3,057,258
                                  ==============================================

(1) Equity investments in subsidiaries, which eliminate in consolidation, are excluded from total assets for each segment.

PMA Re distributes its products through major reinsurance brokers, and PMA Re's top four such brokers accounted for approximately 83% of PMA Re's gross premiums in force at December 31, 1999. During 1999, 1998 and 1997, total revenues amounting to $158.8 million, $70.6 million and $54.8 million, respectively, were placed through brokers which individually exceeded 10% of the Company's total revenue. In 1999, 1998 and 1997, casualty reinsurance lines at PMA Re represented 35.3%, 35.5% and 31.2%, respectively, of the Company's total net premiums written.
   The PMA Insurance Group's operations are concentrated in seven contiguous states in the Mid-Atlantic and Southern regions of the U.S. As such, economic trends in individual states may not be independent of one another. Also, The PMA Insurance Group's products are highly regulated by each of these states. For many of The PMA Insurance Group's products, the insurance departments of the states in which it conducts business must approve rates and policy forms. In addition, workers' compensation benefits are determined by statutes and regulations in each of these states. While The PMA Insurance Group considers factors such as rate adequacy, regulatory climate and economic factors in its underwriting process, unfavorable developments in these factors could have an adverse impact on the Company's financial condition and results of operations. In 1999, 1998 and 1997, workers' compensation net premiums at The PMA Insurance Group represented 31.8%, 39.4% and 46.0%, respectively, of the Company's total net premiums written.
   The Company actively manages its exposure to catastrophes through its underwriting process, where the Company generally monitors the accumulation of insurable values in catastrophe prone regions. Also, in writing property reinsurance coverages, PMA Re typically requires per occurrence loss limitations for contracts that could have catastrophe exposure. Through per risk reinsurance, the Company also manages its net retention in each exposure. In addition, PMA Re maintains retrocessional protection of $48.0 million in excess of $2.0 million per occurrence, The PMA Insurance Group maintains catastrophe reinsurance protection of $27.7 million in excess of $850,000 and Caliber One maintains catastrophe reinsurance protection of $19.3 million in excess of $750,000. As a result, the Company's loss and LAE ratios have not been significantly impacted by catastrophes in 1999, 1998 or 1997. Although the Company believes that it has adequate reinsurance to protect against the estimated probable maximum gross loss from a catastrophe, an especially severe catastrophe or series of catastrophes could exceed the Company's reinsurance and/or retrocessional protection, and may have a material adverse impact on the Company's financial condition, results of operations and liquidity.


17. Statutory Financial Information
These consolidated financial statements vary in certain respects from those prepared using statutory accounting practices prescribed or permitted by the Pennsylvania Insurance Department and the Delaware Insurance Department, (collectively "SAP"). Prescribed SAP includes state laws, regulations and general administrative rules, as well as a variety of National Association of Insurance Commissioners ("NAIC") publications. Permitted SAP encompasses all accounting practices that are not prescribed. In 1998, the NAIC adopted the Codification of Statutory Accounting Principles ("Codification") guidance, which will replace the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting beginning in 2001. Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas, such as deferred income taxes, which will be recorded under Codification.
   Effective January 1, 2001 the Company's insurance subsidiaries will implement the Codification guidelines. The Company is in the process of assessing the impact that Codification will have on its statutory surplus and currently expects that the impact of adopting Codification will not be material.

   SAP net income (loss) and capital and surplus for PMA Capital's domestic insurance subsidiaries are as follows:

(dollar amounts in thousands)              1999            1998          1997
-------------------------------------------------------------------------------
SAP net income (loss):

PMA Reinsurance Corporation             $  34,412      $  29,746      $  25,752
The PMA Insurance Group
  (domestic insurance subsidiaries)         6,963         23,034         10,785
Caliber One Indemnity Company              (5,453)           (90)            --
                                       ----------------------------------------
Total                                   $  35,922      $  52,690      $  36,537
                                       ========================================

SAP capital and surplus:

PMA Reinsurance Corporation(1)          $ 287,635      $ 287,466      $ 271,154
The PMA Insurance Group
  (domestic insurance subsidiaries)       265,162        281,947        281,071
                                       ----------------------------------------
Total                                   $ 552,797      $ 569,413      $ 552,225
                                       ========================================

(1)The SAP capital and surplus of PMA Reinsurance Corporation includes PMA Reinsurance Corporation's investment in Caliber One Indemnity Company of $32.8 million in 1999 and $25.0 million in 1998 and 1997.

A reconciliation of PMA Capital's domestic insurance subsidiaries' SAP net income to the Company's GAAP net income is as follows:

                                                         For the years ended December 31,
(dollar amounts in thousands)                            1999          1998          1997
------------------------------------------------------------------------------------------
SAP net income - domestic insurance subsidiaries      $ 35,922      $ 52,690      $ 36,537
GAAP adjustments:
   Change in deferred acquisition costs                 (1,159)        4,504         1,282
   Benefit for deferred income taxes                     3,937        14,012         4,725
   Cumulative effect of accounting change               (2,759)           --            --
   Allowance for doubtful accounts                       1,750            --            --
   Guaranty fund and loss based assessments              1,306            --            --
   Other                                                 4,700         4,366         1,131
                                                     --------------------------------------
GAAP net income - domestic insurance subsidiaries       43,697        75,572        43,675


Other entities and eliminations                        (18,103)      (30,838)      (23,922)
Extraordinary loss                                          --            --        (4,734)
                                                     --------------------------------------
GAAP net income                                       $ 25,594      $ 44,734      $ 15,019
                                                     ======================================

A reconciliation of PMA Capital's domestic insurance subsidiaries' SAP capital and surplus to the Company's GAAP shareholders' equity is as follows:

                                                                                   December 31,
(dollar amounts in thousands)                                           1999           1998          1997
---------------------------------------------------------------------------------------------------------------------------
SAP capital and surplus - domestic insurance subsidiaries            $ 552,797      $ 569,413      $ 552,225
GAAP adjustments:
   Deferred acquisition costs                                           47,946         49,118         45,288
   Deferred income taxes                                                78,371         71,443         52,571
   Allowance for doubtful accounts                                     (21,550)       (19,650)       (19,700)
   Retirement accruals                                                  (9,965)       (10,244)       (10,653)
   Reversal of non-admitted assets                                      21,136         22,711         21,330
   Unrealized gain (loss) on fixed maturities available for sale       (40,654)        27,506         19,380
   Other                                                                15,000         13,569          3,254
                                                                     ----------------------------------------
GAAP shareholders' equity - domestic insurance subsidiaries            643,081        723,866        663,695
Other entities and eliminations                                       (213,938)      (212,386)      (185,348)
                                                                     ----------------------------------------
GAAP shareholders' equity                                            $ 429,143      $ 511,480      $ 478,347
                                                                     ========================================

18. Dispositions
Effective July 1, 1998, the Company sold PMA Insurance, Cayman Ltd. ("PMA Cayman"), one of the entities included in The PMA Insurance Group's Run-off Operations, which reinsures claims for certain policies written by other members of The PMA Insurance Group, to a third party for a purchase price of $1.8 million and recorded an after-tax loss of $1.6 million. This transaction included the transfer of $231.5 million in cash and invested assets to the buyer. At December 31, 1999, the Company has recorded $240.8 million in reinsurance receivables related to this transaction, all of which are secured by assets in trust or by letters of credit. If the actual claim payments in the aggregate exceed the estimated payments upon which the loss reserves have been established, the Company has agreed to indemnify the buyer, up to a maximum of $15.0 million. If the actual claim payments in the aggregate are less than the estimated payments upon which the loss reserves have been established, the Company will participate in such favorable loss reserve development.

[PricewaterhouseCoopers LLP LOGO]


Report of Independent Accountants

To the Board of Directors and Shareholders of PMA Capital Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity, cash flows and comprehensive income (loss) present fairly, in all material respects, the financial position of PMA Capital Corporation and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP


1177 Avenue of the Americas
New York, New York
February 2, 2000

Quarterly Financial Information (Unaudited)
The following unaudited quarterly financial data are presented on a consolidated basis for each of the years ended December 31, 1999 and 1998. Quarterly financial results necessarily rely on estimates and caution is required in drawing specific conclusions from quarterly consolidated results.

                                                                  First        Second          Third        Fourth
                                                                Quarter       Quarter        Quarter       Quarter
------------------------------------------------------------------------------------------------------------------
1999
Income Statement Data:
Total revenues                                                 $140,446      $157,168       $156,034      $201,469
Income before income taxes                                       13,147         6,381         10,369        10,195
Income before cumulative effect of accounting change              8,468         6,746          6,512         6,627
Net income                                                        5,709         6,746          6,512         6,627

Per Share Data:
Basic:
   Income before cumulative effect of accounting change        $   0.37      $   0.29      $    0.28      $   0.29
   Net income                                                      0.25          0.29           0.28          0.29
Diluted:
   Income before cumulative effect of accounting change            0.35          0.28           0.27          0.28
   Net income                                                      0.24          0.28           0.27          0.28

Class A Common Stock Prices:
      High                                                     $  20.31      $  21.00      $   21.00      $  20.38
      Low                                                         17.63         19.00          19.38         19.38
      Close                                                       20.13         20.56          20.00         19.88

1998
Income Statement Data:
Total revenues                                                 $149,386      $153,743       $149,471      $170,881
Income before income taxes                                       14,741        10,775         12,584        16,969
Net income                                                       12,088         9,357         10,552        12,737

Per Share Data:
   Net income (Basic)                                          $   0.51      $   0.39      $    0.45      $   0.54
   Net income (Diluted)                                            0.49          0.38           0.43          0.52

Class A Common Stock Prices:
      High                                                     $  19.38      $  23.00      $   22.69      $  19.63
      Low                                                         15.75         17.63          17.25         16.75
      Close                                                       18.00         23.00          19.50         19.56

The Company had 326 recordholders of Class A Common stock and 142 recordholders of Common stock at January 31, 2000. For each of the quarters in the two years ended December 31, 1999, the Company declared a quarterly dividend of $0.08 and $0.09 per share for its Common stock and Class A Common stock, respectively.

Securities Listing

The Corporation's Class A Common stock is listed on The Nasdaq Stock Market(R). It trades under the stock symbol: PMACA

[PMACA LOGO]

Dividends
PMA Capital Corporation's quarterly dividends on Common stock and Class A Common stock are paid on or about the first day of January, April, July and October. Each share of Class A Common stock is entitled to a cash dividend at least 10% higher than any cash dividend paid on the Common stock.














                                       72