Form 10-K, Exhibit 13
period 2000-12-31
PMA CAPITAL CORP
filed 2001-03-22
CIK 1041665

Selected Financial Data

(dollar amounts in thousands, except per share data)	2000 (1)	1999	1998	1997 (1)	1996 (1)

Net premiums written	$545,555	$563,510	$474,761	$381,282	$432,975

Consolidated Results of Operations:
Net premiums earned	$531,424	$540,087	$466,715	$375,951	$420,575
Net investment income	102,591	110,057	120,125	133,392	130,837
Net realized investment gains (losses)	11,975	(7,745)	21,745	8,598	2,984
Other revenues	14,000	12,718	14,896	13,617	12,288

Total consolidated revenues	$659,990	$655,117	$623,481	$531,558	$566,684

Income (loss) before extraordinary loss and
cumulative effect of accounting change	$1,325	$28,353	$44,734	$19,753	$(135,334)
Extraordinary loss from early extinguishment
of debt, net of related tax effect(2)	–	–	–	(4,734)	–
Cumulative effect of accounting change,
net of related tax effect(3)	–	(2,759)	–	–	–

Net income (loss)	$1,325	$25,594	$44,734	$15,019	$(135,334)

Per Share Data:
Weighted average shares:
Basic(4)	21,898,967	22,976,326	23,608,618	23,855,031	23,800,791
Diluted(4) (5)	22,353,622	23,785,916	24,524,888	24,567,378	23,800,791
Income (loss) before extraordinary loss and cumulative effect of accounting change Basic(4)	$0.06	$1.23	$1.89	$0.83	$(5.68)
Diluted(4) (5)	0.06	1.19	1.82	0.80	(5.68)
Net income (loss) per share: Basic(4)	0.06	1.11	1.89	0.63	(5.68)
Diluted(4) (5)	0.06	1.08	1.82	0.61	(5.68)
Dividends paid per Common share(6)	0.16	0.32	0.32	0.32	0.32
Dividends paid per Class A Common share(6)	0.375	0.36	0.36	0.36	0.36
Shareholders' equity per share	20.40	19.21	21.90	19.96	17.86

Consolidated Financial Position:
Total investments	$1,826,949	$1,918,035	$2,325,409	$2,194,738	$2,261,353
Total assets	3,469,406	3,245,087	3,460,718	3,057,258	3,117,516
Reserves for unpaid losses and LAE	2,053,138	1,932,601	1,940,895	2,003,187	2,091,072
Long-term debt	163,000	163,000	163,000	203,000	204,699
Shareholders' equity	440,046	429,143	511,480	478,347	425,828

(1)	Operating results in 2000, 1997 and 1996 were impacted by approximately $60 million, $12 million and $223 million, respectively, of reserve strengthening, restructuring and other special charges.
(2)	In 1997, the Company refinanced substantially all of its long-term debt resulting in a $4.7 million extraordinary loss, net of tax effect.
(3)

In 1999, the Company adopted SOP 97-3, “Accounting by Insurance and Other Enterprises for Insurance-Related Assessments.” As a result of adopting SOP 97-3, the Company recorded a liability of $4.3 million pre-tax and a resulting charge to earnings of $2.8 million, net of tax effect.

(4)

In 1997, the Company adopted SFAS No. 128, “Earnings Per Share,” which requires the presentation of basic and diluted earnings per share. See Note 15 to the Company’s Consolidated Financial Statements for additional information. All prior periods’ presentation of earnings per share data has been restated to conform to SFAS No. 128.

(5)

For the year ended December 31, 1996 common stock equivalents were not taken into consideration in the computation of weighted-average diluted shares as these common stock equivalents would have an anti-dilutive effect on the net loss per share.

(6)

Effective at the close of business April 24, 2000, all shares of Common stock were reclassified as Class A Common stock. Accordingly, all dividends subsequent to April 24, 2000 are for the Class A Common stock.

(7)

Pre-tax operating income (loss) excludes net realized investment gains (losses). Pre-tax operating income by business segment for all periods is unaudited and has been presented in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” which the Company adopted on January 1, 1998. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 16 to the Company’s Consolidated Financial Statements. The Company excludes net realized investment gains (losses) from the profit and loss measure it utilizes to assess the performance of its operating segments because (i) net realized investment gains (losses) are unpredictable and not necessarily indicative of current operating fundamentals or future performance and (ii) in many instances, decisions to buy and sell securities are made at the holding company level, and such decisions result in net realized gains (losses) that do not relate to the operations of the individual segments.

(8)

Run-off Operations of The PMA Insurance Group were established in December 1996 to reinsure certain obligations primarily associated with workers’ compensation claims written by the Pooled Companies for accident years 1991 and prior. The Run-off Operations are separate legal entities and substantially all of the assets of the Run-off Operations are held in trust for the benefit of the Pooled Companies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(dollar amounts in thousands, except per share data)	2000 (1)	1999	1998	1997 (1)	1996 (1)

Pre-tax operating income (loss)(7):
PMA Re	$(7,297)	$50,319	$46,408	$45,957	$44,807

The PMA Insurance Group(7):
Excluding Run-off Operations	21,646	18,389	10,018	(3,607)	(215,669)
Run-off Operations(8)	(45)	(189)	452	(73)	–

Total PMA Insurance Group	21,601	18,200	10,470	(3,680)	(215,669)
Caliber One	(7,014)	83	(1,606)	–	–
Corporate and Other	(19,142)	(20,765)	(21,948)	(25,722)	(23,516)

Pre-tax operating income (loss)	(11,852)	47,837	33,324	16,555	(194,378)
Net realized investment gains (losses)	11,975	(7,745)	21,745	8,598	2,984

Income (loss) before income taxes,
extraordinary loss and cumulative
effect of accounting change	123	40,092	55,069	25,153	(191,394)
Income tax expense (benefit)	(1,202)	11,739	10,335	5,400	(56,060)

Income (loss) before extraordinary loss and
cumulative effect of accounting change	1,325	28,353	44,734	19,753	(135,334)
Extraordinary loss from early extinguishment
of debt, net of related tax effect(2)	–	–	–	(4,734)	–
Cumulative effect of accounting change,
net of related tax effect(3)	–	(2,759)	–	–	–

Net income (loss)	$1,325	$25,594	$44,734	$15,019	$(135,334)

GAAP Ratios for Insurance Subsidiaries:
PMA Re:
Loss and LAE ratio	91.6%	70.4%	68.9%	69.6%	73.7%
Expense ratio	31.7%	32.1%	34.8%	34.2%	28.9%

Combined ratio(9)	123.3%	102.5%	103.7%	103.8%	102.6%

The PMA Insurance Group, including
Run-off Operations(8):
Loss and LAE ratio	74.9%	75.1%	81.6%	91.1%	158.2%
Expense ratio(10)	29.3%	31.7%	33.7%	42.8%	47.1%
Policyholders' dividend ratio	7.5%	8.6%	7.3%	6.9%	6.1%

Combined ratio(9)	111.7%	115.4%	122.6%	140.8%	211.4%

The PMA Insurance Group, excluding
Run-off Operations(8):
Loss and LAE ratio	73.8%	73.6%	78.0%	83.7%	–
Expense ratio(10)	28.7%	31.1%	31.3%	32.9%	–
Policyholders' dividend ratio	7.5%	8.6%	7.1%	5.6%	–

Combined ratio(9)	110.0%	113.3%	116.4%	122.2%	–

Caliber One(11):
Loss and LAE ratio	105.8%	76.5%	–	–	–
Expense ratio	33.9%	33.1%	–	–	–

Combined ratio(9)	139.7%	109.6%	–	–	–

(9)

The combined ratio computed on a GAAP basis is equal to losses and loss adjustment expenses plus acquisition expenses, operating expenses and policyholders’ dividends (where applicable), all divided by net premiums earned.

(10)

The GAAP operating expense ratios exclude $7.0 million, $7.9 million, $9.0 million, $9.3 million and $8.2 million for the years ended December 31, 2000, 1999, 1998, 1997 and 1996, respectively, of PMA Management Corp. direct expenses related to service revenues, which are not included in premiums earned. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(11)

Caliber One was formed in 1997 and its results prior to 1999 were not material to the underwriting ratios of the Company; accordingly, the ratios for Caliber One have not been presented for these years.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of the financial condition of PMA Capital Corporation and its consolidated subsidiaries (“PMA Capital” or the “Company”) as of December 31, 2000, compared with December 31, 1999, and the results of operations of PMA Capital for 2000 and 1999, compared with the immediately preceding year. The balance sheet information presented below is as of December 31 for each respective year. The statement of operations information is for the year ended December 31 for each respective year.

        This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements, including those made in the Business Outlook discussion, which involve inherent risks and uncertainties. Statements that are not historical facts, including statements about PMA Capital’s beliefs and expectations, are forward-looking statements. These statements are based upon current estimates, assumptions and projections. Actual results may differ materially from those projected in such forward-looking statements, and therefore, investors should not place undue reliance on them. See Cautionary Statements on page 44 for a list of factors that could cause actual results to differ materially from those contained in any forward-looking statement.

        This discussion and analysis should be read in conjunction with the audited Consolidated Financial Statements and Notes thereto presented on pages 45 to 67 in this Annual Report.

Consolidated Results

The major components of operating revenues, pre-tax operating income (loss) and net income are as follows:

(dollar amounts in thousands)	2000	1999	1998

Operating revenues:
Net premiums written	$545,555	$563,510	$474,761

Net premiums earned	$531,424	$540,087	$466,715
Net investment income	102,591	110,057	120,125
Other revenues	14,000	12,718	14,896

Total operating revenues	$648,015	$662,862	$601,736

Components of pre-tax operating income (loss)(1) and net income:
PMA Re	$(7,297)	$50,319	$46,408
The PMA Insurance Group:
Excluding Run-off operations	21,646	18,389	10,018
Run-off operations	(45)	(189)	452

Total	21,601	18,200	10,470
Caliber One	(7,014)	83	(1,606)
Corporate and Other	(19,142)	(20,765)	(21,948)

Pre-tax operating income (loss)	(11,852)	47,837	33,324
Net realized investment gains (losses)	11,975	(7,745)	21,745

Income before income taxes and
cumulative effect of accounting change	123	40,092	55,069
Income tax expense (benefit)	(1,202)	11,739	10,335

Income before cumulative effect of accounting change	1,325	28,353	44,734
Cumulative effect of accounting change, net of tax	–	(2,759)	–

Net income	$1,325	$25,594	$44,734

(1)

Operating income differs from net income under generally accepted accounting principles (“GAAP”) because operating income excludes net realized investment gains and losses. Pre-tax operating income (loss) represents income (loss) from continuing operations before income taxes, excluding net realized investment gains and losses. The Company excludes net realized investment gains (losses) from the profit and loss measure it utilizes to assess the performance of its operating segments because (i) net realized investment gains (losses) are unpredictable and not necessarily indicative of current operating fundamentals or future performance and (ii) in many instances, decisions to buy and sell securities are made at the holding company level, and such decisions result in net realized gains (losses) that do not relate to the operations of the individual segments.

        Consolidated operating revenues were $648.0 million, $662.9 million and $601.7 million in 2000, 1999 and 1998, respectively. The decrease in operating revenues in 2000, compared to 1999, primarily reflects lower net premiums earned at PMA Re and lower net investment income, partially offset by higher net premiums earned at The PMA Insurance Group and Caliber One. The increase in operating revenues in 1999, compared to 1998, primarily reflects higher net premiums earned at PMA Re and Caliber One, partially offset by lower net premiums earned and net investment income at The PMA Insurance Group.

        Operating income is one of the primary performance measures used by the Company to monitor and assess the performance of its insurance operations. In 2000, the Company recorded a pre-tax operating loss of $11.9 million and an after-tax operating loss of $6.5 million, compared to pre-tax operating income of $47.8 million and after-tax operating income of $33.4 million in 1999. The 2000 operating loss includes a charge of $40 million after-tax ($60 million pre-tax) for higher than expected losses and loss adjustment expenses (“LAE”) in certain lines of business written by PMA Re. To a lesser extent, the 2000 results also reflect higher losses from certain lines of business written by Caliber One. Improved earnings at The PMA Insurance Group and a lower effective tax rate in 2000 partially offset the decline in earnings caused by PMA Re and Caliber One.

        In 1999, pre-tax operating income and after-tax operating income were $47.8 million and $33.4 million, respectively, compared to $33.3 million and $30.6 million in 1998. The increase in pre-tax and after-tax operating income was primarily due to higher pre-tax operating income for The PMA Insurance Group and PMA Re, and lower interest expense. The increase in after-tax operating income in 1999 was partially offset by a higher effective tax rate in 1999.

        Net income was $1.3 million, $25.6 million and $44.7 million in 2000, 1999 and 1998, respectively. Net income for 1999 includes an after-tax charge of $2.8 million for the effect of adopting Statement of Position (“SOP”) 97-3, “Accounting by Insurance and Other Enterprises for Insurance-Related Assessments.” See Recent Accounting Pronouncements on page 43 for additional information.

        Net income also includes after-tax gains and losses on the sale of investments. The timing and recognition of such gains and losses are unpredictable and are not indicative of current operating fundamentals or future operating performance. Accordingly, such gains and losses are not included as a component of operating income (loss). After-tax net realized investment gains were $7.8 million for 2000, compared to after-tax net realized investment losses of $5.0 million in 1999 and after-tax net realized investment gains of $14.1 million for 1998. Realized investment gains in 2000 reflect the sale of equity securities, which had reached the Company’s targeted price level. The realized losses for 1999 reflect sales of investments in a rising interest rate environment in order to invest in yield enhancing investment opportunities. The realized gains in 1998 reflect sales of investments in a declining interest rate environment.

Business Outlook

Based on management’s current expectations, the estimated range of consolidated pre-tax operating earnings for 2001 is between $1.35 and $1.55 per diluted share. Management currently expects improved earnings in 2001 resulting in part from the rate increases achieved during 2000, which are expected to continue into 2001 in all three of PMA Capital’s specialty insurance businesses. The unexpected emergence of losses may cause actual results to differ materially from current earnings expectations.

        Management currently believes that the outlook for the reinsurance business in 2001 is positive primarily as a result of improving rate adequacy that is reflected in the price increases obtained in recent quarters. In 2001, PMA Re expects to experience generally favorable marketplace acceptance of its rate increases on both renewal business and new business opportunities. In instances where the marketplace’s pricing is inconsistent with PMA Re’s underwriting and profitability guidelines, PMA Re expects to decline and non-renew the business. As a result, management currently believes that the price increases it has obtained are sufficient to meet its evaluation of the underwriting exposure, which is expected to result in an improvement in the 2001 loss and LAE ratio. Actual results may differ from management’s current expectations due to higher than expected losses.

        Since 1996, The PMA Insurance Group has reported improving earnings. Management believes it is regarded as a highly professional, regional commercial lines writer with broadening product capabilities and a focus on quality service. These attributes are expected to provide continued profitable growth for The PMA Insurance Group especially if, as management currently believes, rates continue to firm in the workers’ compensation and other commercial lines of business. Management currently expects the consistent pricing improvements realized in 2000 to continue into 2001. The favorable effect of price increases may be tempered by a rise in claim costs due to increased medical inflation and claim frequency.

Management's Discussion and Analysis (continued)

        Management believes that Caliber One has established a meaningful presence in the excess and surplus lines marketplace. In 2000, Caliber One saw the beginning of increased rate adequacy, particularly in property lines, and such rate firming is expected to continue into 2001. In addition, Caliber One has made certain enhancements in its underwriting and risk selection process and expects these improvements, along with improving rate adequacy and reduced property catastrophe reinsurance costs, to have a favorable effect on its underwriting results in 2001. Actual results may differ from management’s current expectations due to higher than expected losses.

        These statements are forward-looking, and actual results may differ materially from management’s current expectations, as a result of the Cautionary Statements accompanying the forward-looking statements, and the additional Cautionary Statements on page 44, which describe other factors.

PMA Re

Summarized financial results of PMA Re are as follows:

(dollar amounts in thousands)	2000	1999	1998

Net premiums written	$261,505	$278,998	$234,010

Net premiums earned	$251,109	$293,862	$223,559
Net investment income	51,125	57,686	54,734

Operating revenues	302,234	351,548	278,293

Losses and LAE	229,925	206,891	154,062
Acquisition and operating expenses	79,606	94,338	77,823

Total losses and expenses	309,531	301,229	231,885

Pre-tax operating income (loss)	$(7,297)	$50,319	$46,408

GAAP loss and LAE ratio	91.6%	70.4%	68.9%
GAAP combined ratio	123.3%	102.5%	103.7%

PMA Re’s pre-tax operating loss was $7.3 million in 2000, compared to pre-tax operating income of $50.3 million in 1999 and $46.4 million in 1998. The operating loss in 2000 includes a pre-tax charge of $60 million relating to the effects of higher than expected losses and LAE (see discussion below in Losses and Expenses). The increase in PMA Re’s pre-tax operating income in 1999, compared to 1998, was primarily due to an increase in net investment income, and to a lesser extent, slower growth in operating expenses relative to premium growth, partially offset by increased losses and LAE.

Premiums

PMA Re’s gross premiums written by business unit and major lines of business are as follows:

(dollar amounts in thousands)	2000	1999	1998

Business Unit:
Traditional - Treaty	$224,226	$180,475	$190,749
Finite Risk and
Financial Products	109,062	69,989	7,300
Specialty - Treaty	50,971	88,433	79,711
Facultative	10,564	4,710	6,576

Total	$394,823	$343,607	$284,336

Major Lines of Business:
Casualty	$268,877	$246,660	$206,317
Property	123,393	95,183	76,975
Other	2,553	1,764	1,044

Total	$394,823	$343,607	$284,336

PMA Re’s net premiums written by business unit and major lines of business are as follows:

(dollar amounts in thousands)	2000	1999	1998

Business Unit:
Traditional - Treaty	$134,724	$137,686	$159,686
Finite Risk and
Financial Products	89,254	69,551	6,971
Specialty - Treaty	34,062	68,818	64,625
Facultative	3,465	2,943	2,728

Total	$261,505	$278,998	$234,010

Major Lines of Business:
Casualty	$157,887	$199,113	$168,452
Property	101,086	78,148	64,497
Other	2,532	1,737	1,061

Total	$261,505	$278,998	$234,010

        The increase in PMA Re’s gross premiums written of $51.2 million in 2000, compared to 1999, primarily reflects the success of the Finite Risk and Financial Products unit in achieving targeted growth by providing non-traditional reinsurance coverages mostly to small- and medium-sized insurers. Also contributing to the growth in gross premiums written were price increases in all segments of PMA Re’s business. The improvement in gross premiums written was partially offset by a decline of $37.5 million for the Specialty –Treaty unit due to competitive rates and conditions in the professional liability market, which caused PMA Re to non-renew business that did not meet its price guidelines. In addition, gross premiums written included $17.5 million of premiums recognized in 2000 as a result of a change in the estimate of ultimate premiums by underwriting year.

        Net premiums written decreased by $17.5 million in 2000, compared to 1999, as increases in ceded premiums of $68.7 million for 2000, compared to 1999, more than offset the growth in gross premiums written. The increase in ceded premiums was primarily due to additional ceded premiums of $52.1 million on existing retrocessional contracts covering the higher than expected losses and LAE. Also contributing to the increase in ceded premiums was $17 million from the effect of one casualty reinsurance treaty, on which substantially all of the assumed premiums were retroceded.

        In 1999, gross premiums written increased 21% and net premiums written increased 19%, primarily reflecting the expansion of the Finite Risk and Financial Products unit, which resulted in $49.2 million in net casualty writings and $20.1 million in net property writings.

        Net premiums earned decreased 15% in 2000, compared to 1999, and increased 31% in 1999, compared to 1998. Generally, trends in net premiums earned follow patterns similar to net premiums written, with premiums being earned principally on a pro rata basis over the terms of the contracts. However, in 2000, net premiums earned declined at a higher rate than net premiums written due largely to the additional ceded premiums mentioned above, which were all earned when recorded. Additionally, PMA Re’s earned premiums for 1999 include approximately $32 million related to a revision in the methodology used in estimating unearned premiums on in-force contracts. PMA’s Re’s earned premiums for 1999 increased at a greater rate than net written premiums primarily due to this revision.

Losses and Expenses

The components of the GAAP combined ratios are as follows:

	2000	1999	1998

Loss and LAE ratio	91.6%	70.4%	68.9%

Expense ratio:
Acquisition expenses	26.1%	27.5%	28.9%
Operating expenses	5.6%	4.6%	5.9%

Total expense ratio	31.7%	32.1%	34.8%

GAAP combined ratio(1)	123.3%	102.5%	103.7%

(1)	The combined ratio computed on a GAAP basis is equal to losses and LAE, plus acquisition expenses and operating expenses, all divided by net premiums earned.

PMA Re's loss and LAE ratio increased significantly in 2000, reflecting the recognition in the third quarter of 2000 of the effects of higher than expected losses and LAE in certain lines of business, primarily coverages for 1998 and 1999 written on a pro rata basis, partially offset by lower than expected losses and LAE for treaties covering losses occurring in accident years 1996 and prior. In the third quarter of 2000, PMA Re's actuarial department conducted its routine semi-annual reserve study to determine the impact of any emerging data on anticipated loss development trends and recorded unpaid losses and LAE reserves. Based on the actuarial work performed, which included analyzing recent trends in the levels of the reported and paid claims, an updated selection of actuarially determined loss reserve estimates was developed by accident year for each major line of business written by PMA Re. Management's selection of the ultimate losses indicated that gross loss reserves at September 30, 2000 needed to be increased by $83.2 million. Under existing retrocessional contracts, $60.0 million of gross losses were ceded to PMA Re's retrocessionaires, resulting in an impact on net incurred losses and LAE of $23.2 million. The increase in incurred losses and LAE, combined with $35.0 million of ceded premiums and interest on funds held under existing retrocessional contracts covering the ceded losses, resulted in a pre-tax charge of approximately $60 million to PMA Re's operating results in 2000.

Management's Discussion and Analysis (continued)

        The increase in the estimate of gross loss and LAE reserves primarily reflects higher than anticipated losses mainly in the Company's pro rata business, where PMA Re participates with the insured by agreeing to pay a pre-determined percentage of all losses arising under a particular insurance contract of the insured in exchange for the same pre-determined percentage of all applicable premiums received under that contract. The concentration of estimated adverse loss development was in PMA Re's pro rata reinsurance business related primarily to general liability treaties covering losses in 1998 and 1999, property treaties covering 1999 losses and, to a lesser extent, commercial automobile liability treaties covering losses in 1998 and 1999. In addition, the reserve increase reflects unfavorable prior year loss reserve development ("prior year development") in the excess of loss general liability line for accident years 1998 and 1999.

        A comprehensive review performed by senior underwriting, claims and financial personnel concluded that PMA Re has already non-renewed a significant portion of the accounts that contributed to the higher than expected losses. In addition, PMA Re believes that it obtained adequate price increases and/or improvements in contract terms and conditions on substantially all of the accounts renewed in 2000 that contributed to the higher than expected losses for prior accident years.

        See the discussion of Loss Reserves on pages 37 to 39 for additional information, and see the Cautionary Statements on page 44 for a discussion of factors that may adversely impact PMA Re's loss and LAE ratio.

        In 2000, PMA Re's expense ratio declined 0.4 points, compared to 1999, as a result of the acquisition expense ratio decreasing by 1.4 points and the operating expense ratio increasing by 1.0 point. The decline in the acquisition ratio was due largely to lower commission rates paid, partially offset by the unfavorable impact of the additional ceded premium on retrocessional contracts discussed above, with no associated ceding commissions. The increase in the operating expense ratio was due to a $500,000, or 4%, increase in operating expenses coupled with the decline in net earned premiums described above.

        In 1999, PMA Re's combined ratio decreased slightly to 102.5%, compared with 103.7% in 1998, primarily as a result of a decline in the expense ratio. The expense ratio decreased 2.7 points in 1999, compared to 1998, primarily due to growth in premiums earned that outpaced the increase in expenses.

Net Investment Income

        Net investment income was $51.1 million, $57.7 million and $54.7 million in 2000, 1999 and 1998, respectively. The decrease in 2000, compared to 1999, principally reflects an increase of $9.2 million in interest credited on ceded retrocessional funds held treaties under which PMA Re ceded premiums and losses during 2000 as discussed above. Excluding the impact of the interest credited on funds held treaties, net investment income increased in 2000 due to higher yields on invested assets resulting from a portfolio shift towards higher yielding invested assets, which began in the second quarter of 1999 and was substantially completed by the beginning of the fourth quarter of 1999. The improvement in net investment income in 1999, compared to 1998, also resulted from this portfolio shift.

The PMA Insurance Group

The PMA Insurance Group is principally comprised of three insurance companies, collectively, the "Pooled Companies" and Run-off operations. Run-off operations of The PMA Insurance Group were classified by management and segregated from ongoing operations effective December 31, 1996. The Run-off operations have been established to reinsure certain obligations primarily associated with workers' compensation claims written by the Pooled Companies for the years 1991 and prior. The Run-off operations have been segregated into separate legal entities and substantially all of the assets of the Run-off operations are held in trust for the benefit of the Pooled Companies.

        Summarized financial results of The PMA Insurance Group are as follows:

(dollar amounts in thousands)	2000	1999	1998

The PMA Insurance Group
Net premiums written	$268,839	$233,713	$234,837

Net premiums earned	$252,348	$221,934	$241,928
Net investment income	47,969	50,282	64,580
Other revenues	10,099	10,086	9,722

Operating revenues	310,416	282,302	316,230

Losses and LAE	189,001	166,674	197,525
Acquisition and
operating expenses	80,959	78,287	90,499
Dividends to policyholders	18,855	19,141	17,736

Total losses and expenses	288,815	264,102	305,760

Pre-tax operating income	$21,601	$18,200	$10,470

The PMA Insurance Group
Excluding Run-off Operations
Net premiums written	$268,839	$233,713	$244,237

Net premiums earned	$252,348	$221,934	$251,328
Net investment income	43,886	45,870	50,419
Other revenues	10,099	10,086	9,722

Operating revenues	306,333	277,890	311,469

Losses and LAE	186,317	163,375	196,018
Acquisition and
operating expenses	79,515	76,985	87,697
Dividends to policyholders	18,855	19,141	17,736

Total losses and expenses	284,687	259,501	301,451

Pre-tax operating income	$21,646	$18,389	$10,018

Run-off Operations
Net premiums written	$–	$–	$(9,400)

Net premiums earned	$–	$–	$(9,400)
Net investment income	4,083	4,412	14,161

Operating revenues	4,083	4,412	4,761

Losses and LAE	2,684	3,299	1,507
Acquisition and
operating expenses	1,444	1,302	2,802

Total losses and expenses	4,128	4,601	4,309

Pre-tax operating income (loss)	$(45)	$(189)	$452

        Pre-tax operating income for The PMA Insurance Group increased in 2000 to $21.6 million, compared to pre-tax operating income of $18.2 million and $10.5 million in 1999 and 1998, respectively. The 19% increase in operating income in 2000, compared to 1999, is primarily due to improved underwriting results reflecting improving prices on both new and renewal business, partially offset by lower net investment income. The significant increase in operating income in 1999, compared to 1998, was primarily due to improved underwriting results, reflecting better loss experience and lower operating expenses resulting from ongoing cost reduction initiatives. In addition, the improvement in operating income in 1999 reflected a reduction in the level of net exposures underwritten due to disciplined and focused underwriting as well as an increase in the use of reinsurance.

The PMA Insurance Group
Excluding Run-off Operations

Premiums

(dollar amounts in thousands)	2000	1999	1998

Workers' compensation and
integrated disability:
Direct premiums written	$246,617	$210,118	$186,684
Premiums assumed	3,620	4,588	4,786
Premiums ceded	39,367	30,900	2,356

Net premiums written	$210,870	$183,806	$189,114

Commercial Lines:
Direct premiums written	$83,381	$78,953	$90,857
Premiums assumed	1,848	1,782	2,368
Premiums ceded	27,260	30,828	38,102

Net premiums written	$57,969	$49,907	$55,123

Total:
Direct premiums written	$329,998	$289,071	$277,541
Premiums assumed	5,468	6,370	7,154
Premiums ceded	66,627	61,728	40,458

Net premiums written	$268,839	$233,713	$244,237

Direct workers’ compensation and integrated disability premiums written increased in 2000, compared to 1999, primarily due to increased prices on workers’ compensation and an increase in the volume of risks underwritten for the workers’ compensation and integrated disability lines of business.

        Direct workers’ compensation and integrated disability premiums written increased in 1999, compared to 1998, due to an increase in the volume of risks underwritten. Continued intense price competition and selected non-renewal of unprofitable accounts tempered increases in direct premiums written in 1999.

Management's Discussion and Analysis (continued)

        In recent years, The PMA Insurance Group increased its writings of workers’ compensation premiums through focused marketing efforts in its principal marketing territory. It also benefited in 2000 and, to a lesser extent, in 1999, from writing business for insureds mainly operating in The PMA Insurance Group’s principal marketing territory but with some operations in other states. In addition, The PMA Insurance Group continues to balance the risk profile of its workers’ compensation portfolio by increasing its percentage of writings in relatively lower hazard classes of business and reducing its percentage of writings in higher hazard classes of business. For example, lower hazard classes of business such as health care, schools/colleges and retail represented 30%, 33% and 26% of total direct workers’ compensation premiums written in 2000, 1999 and 1998, respectively, compared to higher hazard classes of business such as construction, which represented 13%, 15% and 21% of total direct workers’ compensation premiums written in 2000, 1999 and 1998, respectively.

        Because manual rate fluctuations directly affect the prices that The PMA Insurance Group can charge for its rate sensitive workers’ compensation products, which include fixed cost and dividend policies, such fluctuations in manual rate levels have had an effect on workers’ compensation premium volume. The premium charged on a fixed-cost policy is primarily based upon the manual rates filed with the state insurance department. Manual rates in The PMA Insurance Group’s principal marketing territories for workers’ compensation increased on average approximately 8% in 2000, compared to a decline of 3% in 1999 and 13% in 1998. The increase in 2000 manual rates reflects the effects of higher average medical and indemnity costs in recent years. In comparison, manual rates declined in 1999 and 1998 as a result of a lower frequency of workers’ compensation claims.

        During 2000, direct writings of commercial lines of business other than workers’ compensation, such as commercial auto, general liability, umbrella, multi-peril and commercial property lines (collectively, “Commercial Lines”) increased $4.4 million, compared to 1999. This increase was primarily due to rate increases for commercial auto and commercial package lines, partially offset by non-renewals of certain accounts that did not meet underwriting standards. During 1999, direct writings of Commercial Lines decreased $11.9 million, compared to 1998, primarily due to planned reductions in such lines and competitive conditions, which caused The PMA Insurance Group to non-renew some of its Commercial Lines business.

        Premiums ceded increased $4.9 million for 2000, compared to 1999, reflecting an increase of $8.5 million in ceded workers’ compensation and integrated disability premiums, partially offset by a decrease of $3.6 million in ceded premiums for Commercial Lines. The increase in workers’ compensation premiums ceded is primarily due to the increase in direct writings for these products. The decrease in Commercial Lines premiums ceded is primarily due to an increase in the reinsurance retention for the commercial casualty lines of business from $175,000 to $250,000, effective January 1, 2000. The $21.2 million increase in premiums ceded for 1999, compared to 1998, primarily reflects a reinsurance treaty that reduced the net retention level on workers’ compensation exposures from $1.5 million to $150,000 per occurrence, beginning in 1999, causing a $28.5 million increase in ceded premiums. Partially offsetting this increase was a decrease of $7.3 million in ceded premiums for Commercial Lines, which was primarily due to the reduction in direct Commercial Lines business written and negotiated rate reductions for various treaties reinsuring certain Commercial Lines business.

        Net premiums earned increased 14% in 2000, compared to 1999, and decreased 12% in 1999, compared to 1998. Generally, trends in net premiums earned follow patterns similar to net premiums written adjusted for the customary lag related to the timing of premium writings within the year. Direct premiums are earned principally on a pro rata basis over the terms of the policies.

Losses and Expenses

The components of the GAAP combined ratios are as follows:

	2000	1999	1998

Loss and LAE ratio	73.8%	73.6%	78.0%

Expense ratio:
Acquisition expenses	18.4%	17.7%	18.0%
Operating expenses(1) (2)	10.3%	13.4%	13.3%

Total expense ratio	28.7%	31.1%	31.3%
Policyholders' dividend ratio	7.5%	8.6%	7.1%

GAAP combined ratio(1) (2) (3) (4)	110.0%	113.3%	116.4%

(1)

The expense ratio and the combined ratio exclude $7.0 million, $7.9 million and $9.0 million in 2000, 1999 and 1998, respectively, for direct expenses related to service revenues, which are not included in premiums earned.

(2)	The expense ratio and the combined ratio for 1999 exclude the impact of the cumulative effect of accounting change of $4.3 million ($2.8 million after-tax) for insurance-related assessments.
(3)	The combined ratio computed on a GAAP basis is equal to losses and LAE, plus acquisition expenses, operating expenses and policyholders' dividends, all divided by net premiums earned.
(4)	The GAAP combined ratios for The PMA Insurance Group including the Run-off operations were 111.7%, 115.4% and 122.6% for 2000, 1999 and 1998, respectively.

The components of the loss and LAE ratio are as follows:

	2000	1999	1998

Current accident year -
undiscounted(1)	75.6%	76.8%	80.0%
Prior year development(2)	(2.4)%	(4.2)%	(1.8)%
Net discount accretion	0.6%	1.0%	(0.2)%

Loss and LAE ratio	73.8%	73.6%	78.0%

(1)

Returned premiums of $4.7 million, $5.7 million and $3.0 million associated with older years reduced reported premiums in 2000, 1999 and 1998, respectively. The current accident year undiscounted loss and LAE ratios excluding such adjustments were 74.2%, 74.8% and 79.0% in 2000, 1999 and 1998, respectively.

(2)

Excluding the aforementioned premium adjustments and amounts returned to the policyholders for rent-a-captive business, prior year development had no impact on the loss and LAE ratio in 2000 and 1998. In 1999, the impact was 0.4%.

The loss and LAE ratio increased slightly in 2000, compared to 1999, primarily due to a decline in the level of favorable prior year development, partially offset by an improved current accident year loss and LAE ratio and a decline in net discount accretion. The loss and LAE ratio improved 4.4 points in 1999, compared to 1998, primarily due to an improved current accident year loss and LAE ratio and more favorable prior year development, partially offset by a decline in the level of reserve discount.

        The current accident year loss and LAE ratio improved by 1.2 points in 2000 and by 3.2 points in 1999, compared to the immediately preceding year. For 2000, the reduction in the ratio primarily reflects an improvement in the current accident year loss and LAE ratio for the workers’ compensation and integrated disability lines of business. The improvement in the 1999 ratio primarily reflects a reduction in the current accident year loss and LAE ratio for Commercial Lines.

        The current accident year loss and LAE ratio for workers’ compensation and integrated disability improved in 2000, compared to 1999, primarily due to improved pricing. Additionally, measures to control medical costs and LAE on workers’ compensation claims have continued to improve the overall loss and LAE ratio since 1997. Medical costs have improved primarily due to The PMA Insurance Group’s affiliation with a national preferred provider organization (“PPO”) that became effective late in 1997. This affiliation has enabled The PMA Insurance Group to better control its cost of providing medical benefits to injured workers as The PMA Insurance Group has increased its utilization of medical services provided through the PPO.

        The current accident year loss and LAE ratio for Commercial Lines improved in 1999, compared to 1998, due to stricter underwriting standards and measures to control LAE. The PMA Insurance Group chose not to renew some of its Commercial Lines business rather than lower prices to what it believes are unacceptable levels.

        The PMA Insurance Group experienced $6.1 million, $9.2 million and $4.6 million of favorable prior year development in 2000, 1999 and 1998, respectively. The favorable prior year development in 2000 and 1999 primarily reflects better than expected loss experience from loss-sensitive and rent-a-captive workers’ compensation business. Premium adjustments for loss-sensitive business and policyholders’ dividends for rent-a-captive business have substantially offset this favorable development. Rent-a-captives are used by customers as an alternative method to manage their loss exposure without establishing and capitalizing their own captive insurance company. In 1998, favorable prior year development was $4.6 million, comprised of $6.9 million of favorable prior year development for workers’ compensation, partially offset by $2.3 million of adverse prior year development in Commercial Lines. See Note 4 to the Company’s Consolidated Financial Statements for additional information.

        The loss and LAE ratio is negatively impacted by accretion of discount on prior year reserves and favorably impacted by setting up discount for current year reserves. The net of these amounts is referred to as net discount accretion. Accretion of discount on prior year reserves exceeded the setting up of discount for 2000 and 1999, whereas the setting up of discount exceeded the accretion of discount on prior year reserves in 1998. The decline in net discount accretion in 2000, compared to 1999, reflects a reduction in discount accretion attributable to prior year loss reserves. Net discount accretion in 1999 reflects a reduction in the amount of discount recorded on current year reserves as a result of higher ceded loss reserves due to the reduction in the retention level on workers’ compensation exposures.

        In 2000, the expense ratio improved by 2.4 points, compared to 1999, due to growth in net premiums earned that outpaced the increase in expenses. In 1999, the expense ratio improved by 0.2 points, compared to 1998, due to a decrease in the acquisition expense ratio of 0.3 points, partially offset by an increase in the operating expense ratio of 0.1 points. The decrease in the acquisition expense ratio for 1999 is a result of higher ceded commissions received as a result of the new reinsurance treaty in 1999 and a reduction in certain state assessments, compared to 1998.

        The policyholders’ dividend ratio was 7.5%, 8.6% and 7.1% in 2000, 1999 and 1998, respectively. Under policies that are subject to dividend plans, the customer may receive a dividend based upon loss experience during the policy period. The improvement in the

Management's Discussion and Analysis (continued)

policyholders’dividend ratio in 2000, compared to 1999, occurred primarily because The PMA Insurance Group sold less business under dividend plans and wrote business under lower paying dividend plans in 2000. The increase in the policyholders’dividend ratio in 1999, compared to 1998, was primarily due to improved loss experience related to rent-a-captive business and selling more business under dividend plans, which resulted in higher dividend payouts to policyholders.

Net Investment Income

Net investment income was $2.0 million lower in 2000, compared to 1999, and $4.5 million lower in 1999, compared to 1998. The decrease in net investment income over the three years is primarily due to a lower asset base resulting from the paydown of loss reserves from prior accident years. The decrease was partially offset by higher investment yields associated with a shift in invested assets towards higher yielding invested assets.

Run-off Operations

Net investment income for the Run-off operations decreased by $300,000 in 2000, compared to 1999, and by $9.7 million in 1999, compared to 1998. The decrease in 1999 was primarily due to the sale of PMA Insurance, Cayman Ltd. (“PMA Cayman”) in mid-1998, which lowered the invested assets of the Run-off operations. To a lesser extent, the paydown of losses by the remaining run-off entities also contributed to the decline in net investment income.

        Losses and LAE of the Run-off operations consist of discount accretion on established loss reserves within the Run-off operations. In 1998, favorable prior year development was $10.3 million, and a premium adjustment of $9.4 million partially offset this favorable development.

        Effective July 1, 1998, the Company sold PMA Cayman for a purchase price of $1.8 million and recorded an after-tax loss of $1.6 million. This transaction included the transfer of $231.5 million in cash and invested assets to the buyer. At December 31, 2000, the Company had recorded $221.3 million in reinsurance receivables from the buyer related to this transaction, all of which are secured by assets in a trust and by letters of credit. See Note 18 to the Company’s Consolidated Financial Statements for additional information. Effective December 31, 2000, all of the remaining loss reserves of the Run-off operations were ceded to a third party under an assumption reinsurance agreement. As a result of this transaction, The PMA Insurance Group will no longer report separate results for the Run-off operations.

Caliber One

Summarized financial results of Caliber One are as follows:

(dollar amounts in thousands)	2000	1999	1998

Net premiums written	$16,043	$51,237	$6,436

Net premiums earned	$28,799	$24,729	$1,750
Net investment income	4,424	2,459	1,453

Operating revenues	33,223	27,188	3,203

Losses and LAE	30,462	18,908	1,402
Acquisition and operating expenses	9,775	8,197	3,407

Total losses and expenses	40,237	27,105	4,809

Pre-tax operating income (loss)	$(7,014)	$83	$(1,606)

Caliber One recorded a pre-tax operating loss of $7.0 million in 2000, compared to pre-tax operating income of $83,000 in 1999 and a pre-tax operating loss of $1.6 million in 1998. The pre-tax operating loss for 2000 reflects higher underwriting losses, partially offset by higher net investment income. Operating results in 1999 reflect significant growth in premiums compared to 1998, stabilization of Caliber One's expenses relative to its premium base and an increase in net investment income.

Premiums

(dollar amounts in thousands)	2000	1999	1998

Gross premiums written:
Products liability	$21,190	$15,574	$3,371
Professional liability	7,049	22,566	903
Other liability	23,530	29,362	4,404
Property	41,636	25,915	3,105

Total	$93,405	$93,417	$11,783

Net premiums written:
Products liability	$10,020	$10,393	$2,376
Professional liability	(5,813)	17,480	2,307
Other liability	4,389	20,000	1,243
Property	7,447	3,364	510

Total	$16,043	$51,237	$6,436

Gross premiums written were essentially flat in 2000, compared to 1999. Gross premiums written in 2000 reflect Caliber One's growing market acceptance and penetration as well as expanded product offerings, primarily in the property and products liability lines of business. Caliber One's premium growth in 2000 was tempered by its de-emphasis of certain segments of the commercial automobile (included in "other liability" in the table above) and professional liability lines, including the intermediate and long-term care (nursing homes) class of business. Mid-term policy cancellations for the nursing homes class of business impacted premiums written for the professional liability line of business. Net premiums written declined in 2000, compared to 1999, primarily due to higher levels of ceded premiums related to professional liability, commercial automobile and property catastrophe exposures.

        In 1999, Caliber One's first full year of operation, gross and net premiums written increased significantly, compared to 1998, primarily due to Caliber One's growing market acceptance and penetration, as well as expanded product offerings and distribution network.

        Net premiums earned in 2000 increased $4.1 million, compared to 1999, primarily reflecting the increase in premiums written in the latter part of 1999 and early 2000, partially offset by increased ceded premiums in 2000, as discussed above. Net premiums earned increased significantly in 1999, compared to 1998, primarily reflecting the increase in premiums written.

Losses and Expenses

The components of the GAAP combined ratios are as follows:

	2000	1999	1998

Loss and LAE ratio	105.8%	76.5%	80.1%

Expense ratio:
Acquisition expenses	2.3%	17.1%	NM
Operating expenses	31.6%	16.0%	NM

Total expense ratio	33.9%	33.1%	NM

GAAP combined ratio(1)	139.7%	109.6%	NM

(1)	Combined ratio computed on a GAAP basis is equal to losses and LAE, plus acquisition expenses and operating expenses, all divided by net premiums earned.
NM - Not Meaningful

Caliber One's loss and LAE ratio increased significantly for 2000, compared to 1999, primarily due to the emergence of higher than expected losses and LAE in certain segments of the professional liability, commercial automobile, general liability and property lines of business for coverage of 1999 and 2000 exposures. The loss and LAE ratio for 2000 reflects the benefit of ceding a substantial amount of losses and LAE from the professional liability and commercial automobile lines of business to reinsurers. Additionally, other steps were taken in 2000 to minimize the impact of these segments, which included de-emphasizing certain classes of the commercial automobile and professional liability lines, including the nursing homes class of business.

        The acquisition expense ratio decreased significantly for 2000, compared to 1999, primarily due to ceding commissions on the reinsurance coverage for the professional liability and commercial automobile lines of business, which are offset against acquisition expenses.

        The operating expense ratio increased substantially for 2000, compared to 1999, primarily reflecting increases in operating expenses associated with Caliber One's continued growth in net premiums earned and infrastructure development, as well as the effect on net premiums earned of the increased use of reinsurance and policy cancellations in 2000.

        The increases in losses and LAE, and acquisition expenses in 1999, compared to 1998, result from the increase in business written from year to year. Operating expenses increased in 1999, compared to 1998, primarily due to the increasing employee base and the continued investment in the infrastructure of Caliber One.

Net Investment Income

Net investment income increased $2.0 million in 2000, compared to 1999, and $1.0 million in 1999, compared to 1998. The increases primarily reflect a larger average invested asset base, due primarily to premium collections in excess of paid losses and expenses and, to a lesser extent, capital contributions received, partially offset in 2000 by $1.4 million of interest credited on funds held reinsurance contracts.

Loss Reserves and Reinsurance

The Company's consolidated unpaid losses and LAE, net of reinsurance, at December 31, 2000 and 1999 were $1,128.7 million and $1,284.4 million, net of discount of $104.0 million and $180.4 million, respectively. Included in the consolidated unpaid losses and LAE are amounts related to the Company's workers' compensation claims of $341.8 million and $527.9 million, net of discount of $88.4 million and $173.1 million at December 31, 2000 and 1999, respectively. The approximate discount rate used was 5% at December 31, 2000 and 1999.

        Unpaid losses and LAE reflect management's best estimate of future amounts needed to pay claims and related settlement costs with respect to insured events which have occurred, including events that have not been reported to the Company. In many cases, significant periods of time, ranging up to several years or more, may elapse between the occurrence of an insured loss, the reporting of the loss to the Company and the Company's payment of that loss. In general, liabilities for reinsurers become known more slowly than for primary insurers and are subject to more unforeseen development and uncertainty. As part of the process for determining the Company's unpaid losses and LAE, historical data is reviewed and consideration is given to the impact of various factors, such as legal developments, changes in social attitudes and economic conditions. See the discussion under Losses and Expenses on pages 31 and 37 for additional information regarding loss reserve increases during 2000 at PMA Re and Caliber One.

Management's Discussion and Analysis (continued)

        Management believes that its unpaid losses and LAE are fairly stated at December 31, 2000. However, estimating the ultimate claims liability is necessarily a complex and judgmental process inasmuch as the amounts are based on management's informed estimates and judgments using data currently available. As additional experience and data become available regarding claims payment and reporting patterns, legislative developments, regulatory trends on benefit levels for both medical and indemnity payments, and economic conditions, the estimates are revised accordingly. If the Company's ultimate losses, net of reinsurance, prove to differ substantially from the amounts recorded at December 31, 2000, the related adjustments could have a material adverse effect on the Company's financial condition, results of operations and liquidity.

        At December 31, 2000, 1999 and 1998, the Company's gross reserves for asbestos-related losses were $49.2 million, $61.3 million and $67.9 million, respectively ($32.0 million, $38.9 million and $43.6 million, net of reinsurance, respectively). At December 31, 2000, 1999 and 1998, the Company's gross reserves for environmental-related losses were $29.5 million, $41.4 million and $47.0 million, respectively ($18.0 million, $24.5 million and $29.4 million, net of reinsurance, respectively).

        Estimating reserves for asbestos and environmental exposures continues to be difficult because of several factors, including: (i) evolving methodologies for the estimation of the liabilities; (ii) lack of reliable historical claim data; (iii) uncertainties with respect to insurance and reinsurance coverage related to these obligations; (iv) changing judicial interpretations; and (v) changing government standards. Management believes that its reserves for asbestos and environmental claims are appropriately established based upon known facts, existing case law and generally accepted actuarial methodologies. However, due to changing interpretations by courts involving coverage issues, the potential for changes in federal and state standards for clean-up and liability, as well as issues involving policy provisions, allocation of liability among participating insurers and proof of coverage, the Company's ultimate exposure for these claims may vary significantly from the amounts currently recorded, resulting in a potential future adjustment that could be material to the Company's financial condition and results of operations. See Loss Reserves in the Company's 2000 Form 10-K and Note 4 to the Company's Consolidated Financial Statements for additional discussion.

        At December 31, 2000, the Company's reinsurance and retrocessional protection was as follows:

	Retention		Limits(1)

PMA Re
Per Occurrence:
Casualty lines	$2.8 million		$17.5 million
Workers' compensation	$2.0 million		$98.0 million
Property lines	$10.0 million		$50.0 million
Per Risk:
Property lines	$750,000		$4.3 million
Casualty lines	$1.5 million		$6.0 million

The PMA Insurance Group
Per Occurrence:
Workers' compensation	$150,000		$103.5 million
Per Risk:
Property lines	$500,000	(2)	$19.5 million
Auto physical damage	$500,000		$2.0 million
Other casualty lines	$250,000	(3)	$4.8 million

Caliber One
Per Occurrence and Per Risk:
Property lines	$500,000		$24.5 million
Casualty lines	$500,000	(4)(5)	$5.5 million

(1)	Represents the amount of loss protection above the Company's level of loss retention.
(2)	This coverage also provides protection of $48.5 million per occurrence over its combined net retention of $500,000.
(3)	This coverage also provides protection of $49.8 million per occurrence over its combined net retention of $250,000.
(4)	Caliber One has additional reinsurance with aggregate limits of approximately $50 million on the professional liability and commercial automobile lines of business.
(5)	Effective January 1, 2001, Caliber One's net retention on casualty lines has been reduced to $100,000.

The Company actively manages its exposure to catastrophes through its underwriting process, where the Company generally monitors the accumulation of insurable values in catastrophe prone regions. Also, in writing property reinsurance coverages, PMA Re typically requires per occurrence loss limitations for contracts that could have catastrophe exposure. Through per risk reinsurance, the Company manages its net retention in each exposure. PMA Re's property per occurrence reinsurance provides catastrophe protection of $50.0 million in excess of $10.0 million on its traditional property book. Under certain conditions, PMA Re may recover $6.0 million of the $10.0 million retention for multiple net catastrophe losses. PMA Re also maintains catastrophe protection of $12.5 million in excess of $5.0 million for property exposures underwritten by its Finite Risk and Financial Products unit. PMA Re can also recover an additional $40.0 million of Finite Risk and Financial Products occurrence losses under certain industry loss scenarios. The PMA Insurance Group maintains catastrophe reinsurance protection of $27.7 million excess of $850,000 and Caliber One maintains catastrophe reinsurance protection of $17.5 million excess of $2.5 million. The Company's loss and LAE ratios have not been significantly impacted by catastrophes in 2000, 1999 or 1998. Although the Company believes that it has adequate reinsurance to protect against the estimated probable maximum gross loss from a catastrophe, an especially severe catastrophe or series of catastrophes could exceed the Company's reinsurance and/or retrocessional protection and may have a material adverse impact on the Company's financial condition, results of operations and liquidity.

        Under the Company's reinsurance and retrocessional coverages in place during 2000, 1999 and 1998, the Company ceded $278.6 million, $154.5 million and $97.0 million of premiums, and ceded $308.8 million, $113.1 million and $82.3 million of losses and LAE to reinsurers and retrocessionaires. The significant increase in ceded premiums and ceded losses in 2000, compared to prior years is due to PMA Re's and Caliber One's use of reinsurance protection to cover a substantial portion of their higher than expected gross losses and LAE recognized in 2000. See the discussions under Losses and Expenses on pages 31 and 37 for additional information.

        At December 31, 2000 and 1999, the Company had amounts receivable from its reinsurers and retrocessionaires totaling $934 million and $658 million, respectively. At both December 31, 2000 and 1999, approximately $15 million of these amounts are due to the Company on losses it has already paid. The remainder of the reinsurance receivables relate to unpaid claims.

        The Company performs credit reviews of its reinsurers focusing on, among other things, financial capacity, stability, trends and commitment to the reinsurance business. Prospective and existing reinsurers failing to meet the Company's standards are excluded from the Company's reinsurance programs. In addition, the Company requires collateral, typically assets in trust, letters of credit or funds withheld, to support balances due from certain reinsurers, consisting generally of those not authorized to transact business in the applicable jurisdictions. At December 31, 2000 and 1999, the Company's reinsurance receivables were supported by $553.6 million and $357.2 million of collateral. In addition, nearly 90% of the uncollateralized reinsurance receivables were due from reinsurers rated A or better by A.M. Best Company. The Company believes that the amounts receivable from reinsurers are fully collectible and that the allowance for uncollectible items is adequate to cover any disputes about amounts owed by reinsurers to the Company. In the last three years combined, the Company has written off less than $1 million of reinsurance receivables. The timing and collectibility of reinsurance receivables have not had, and are not expected to have, a material adverse effect on the Company's liquidity. See Note 5 to the Company's Consolidated Financial Statements for additional discussion.

Corporate and Other

The Corporate and Other segment includes unallocated investment income, expenses, including debt service, as well as the results of certain of the Company's real estate properties. This segment had pre-tax operating losses of $19.1 million, $20.8 million and $21.9 million in 2000, 1999 and 1998, respectively. Interest expense of $11.9 million, $12.2 million and $15.0 million in 2000, 1999 and 1998, respectively, is the largest component of the pre-tax operating losses for Corporate and Other. The decrease in interest expense in 1999, compared to 1998, reflected a $40.0 million paydown in outstanding debt in the fourth quarter of 1998. See Liquidity and Capital Resources below for further discussion.

Net Realized Investment Gains/Losses

The Company recorded net pre-tax realized investment gains of $12.0 million in 2000, compared with net pre-tax realized investment losses of $7.7 million in 1999 and net pre-tax realized investment gains of $21.7 million in 1998. Gains and losses on the sale of investments are recognized as a component of net income, but the timing and recognition of such gains and losses are unpredictable and are not indicative of current operating fundamentals or future operating performance of the Company's insurance operations. Accordingly, such gains and losses are not included as a component of operating income (loss).

        During 2000, realized investment gains reflect the sale of equity securities, which had reached the Company's targeted price level. The realized losses for 1999 reflect sales of investments in a rising interest rate environment in order to invest in yield enhancing investment opportunities. This is in contrast to the realized gains in 1998, which primarily reflect sales of investments in a declining interest rate environment. In 1999 and 1998, the Company diversified its investment portfolio by increasing its holdings of corporate bonds, mortgage-backed and other asset-backed securities, while reducing holdings in government securities.

Liquidity and Capital Resources

Liquidity is a measure of an entity's ability to secure sufficient cash to meet its contractual obligations and operating needs. At the holding company level, PMA Capital's primary sources of liquidity are dividends from subsidiaries, net tax payments received from subsidiaries and borrowings. The Company utilizes cash to pay debt obligations, including interest costs; dividends to

Management's Discussion and Analysis (continued)

shareholders; taxes to the Federal government; and corporate expenses. In addition, the Company utilizes cash resources to repurchase shares of its common stock and to capitalize subsidiaries from time to time.

        The Company's domestic insurance subsidiaries' ability to pay dividends to the holding company is limited by the insurance laws and regulations of Pennsylvania. Under Pennsylvania laws and regulations, dividends may not be paid without prior approval of the Pennsylvania Insurance Commissioner in excess of the greater of (i) 10% of policyholders' surplus as of the end of the preceding year or (ii) statutory net income for the preceding year, but in no event to exceed statutory unassigned surplus. Effective September 30, 2000, PMA Capital realigned the ownership structure of its domestic statutory insurance companies, with the result that all of PMA Capital's domestic insurance entities are now owned by PMA Capital Insurance Company (formerly known as PMA Reinsurance Corporation).

        As a result of this statutory realignment, dividends from the Pooled Companies and Caliber One Indemnity Company may not be paid directly to PMA Capital. Instead, only PMA Capital Insurance Company, a Pennsylvania domiciled company, may pay dividends directly to PMA Capital. As of December 31, 2000, approximately $53 million of dividends are available to be paid to PMA Capital without the prior approval of the Pennsylvania Insurance Commissioner during 2001. As of December 31, 2000, The PMA Insurance Group can pay up to $20.1 million in dividends to PMA Capital Insurance Company during 2001. Under Delaware law (which is substantially similar to Pennsylvania law with respect to dividends), Caliber One can pay up to $5.5 million in dividends to PMA Capital Insurance Company in 2001. Dividends received from subsidiaries were $36.0 million, $43.2 million and $35.5 million in 2000, 1999 and 1998, respectively.

        Net tax payments received from subsidiaries were $6.4 million, $21.8 million and $29.7 million in 2000, 1999 and 1998, respectively. In December 1998, the Company received a refund from the Internal Revenue Service of approximately $15 million relating to Federal income taxes paid by the Company. The refund relates to a claim for refund filed by the Company with regard to its 1992 U.S. Federal income tax return. See Note 8 to the Company's Consolidated Financial Statements for additional discussion of income taxes.

        At December 31, 2000 and 1999, the Company had $163.0 million outstanding under its existing Revolving Credit Facility ("Credit Facility"). Under the terms of the Credit Facility, the Company repaid $38.0 million on January 2, 2001 thereby reducing the outstanding debt to $125.0 million, which is the maximum amount PMA Capital can borrow under the Credit Facility. The $125.0 million matures as follows: $62.5 million on December 31, 2001 and $62.5 million on December 31, 2002.

        During 2000, 1999 and 1998, the Company incurred $11.9 million, $12.2 million and $15.0 million of interest expense related to the Credit Facility, substantially all of which was paid in each respective year. In addition, at the end of 1998, the Company repaid $40.0 million of outstanding debt under the Credit Facility.

        In addition to the Credit Facility, the Company maintains a committed facility of $67.5 million for letters of credit (the "Letter of Credit Facility"). The Letter of Credit Facility is utilized primarily for securing reinsurance obligations of the Company's insurance subsidiaries. As of December 31, 2000, the Company had $40.1 million outstanding in letters of credit under the Letter of Credit Facility.

        During 2000, 1999 and 1998, the Company paid dividends to shareholders of $8.0 million, $7.8 million and $7.9 million, respectively. Since 1997, the amount of dividends paid to shareholders has declined due to share repurchase activities. However, in 2000, dividends paid were higher due to an increase in the annual dividend rate to $0.42 from $0.36 commencing with the fourth quarter 2000 dividend payment. PMA Capital's dividends to shareholders are restricted by its debt agreements. Based upon the terms of the Credit Facility, under the most restrictive debt covenant, PMA Capital would be able to pay dividends of approximately $9.5 million in 2001.

        In 1998, the Company's Board of Directors authorized a plan to repurchase shares of Common stock and Class A Common stock in an amount not to exceed $25.0 million. The Company's Board of Directors authorized an additional $15.0 million and $50.0 million of share repurchase authority in 2000 and 1999, respectively. Since the inception of its share repurchase program, PMA Capital has repurchased a total of approximately 3.5 million shares at a cost of $67.5 million, which represents approximately 15% of the outstanding shares (1.0 million shares at a cost of $18.4 million in 2000; 1.5 million shares at a cost of $30.2 million in 1999; and 1.0 million shares at a cost of $18.9 million in 1998). PMA Capital's remaining share repurchase authorization at December 31, 2000 is $22.5 million. Decisions regarding share repurchases are subject to prevailing market conditions and an evaluation of the costs and benefits associated with alternative uses of capital.

        Management believes that the Company's available sources of funds will provide sufficient liquidity to meet its short-term and long-term obligations. In addition, management currently believes that the existing capital structure is appropriate. However, management continually monitors the capital structure in light of developments in its businesses, and the present assessment could change as management becomes aware of new opportunities and challenges in the Company's business.

        The Company's total assets increased to $3,469.4 million at December 31, 2000 from $3,245.1 million at December 31, 1999. The increase in total assets in 2000, compared to 1999, is primarily attributable to an increase of $275.7 million in reinsurance receivables.

Investments

The Company's investment objectives are to (i) seek competitive after-tax income and total return as appropriate, (ii) maintain medium to high investment grade asset quality and high marketability, (iii) maintain maturity distribution commensurate with the Company's business objectives, (iv) provide portfolio flexibility for changing business and investment climates and (v) provide liquidity to meet operating objectives. The Company's investment strategy includes guidelines for asset quality standards, asset allocations among investment types and issuers, and other relevant criteria for its portfolio. In addition, invested asset cash flows, both current income and investment maturities, are structured after considering projected liability cash flows of loss reserve payouts using actuarial models. The Company's investment portfolio does not contain any significant concentrations in single issuers (other than U.S. Treasury and agency obligations), industry segments or geographic regions. All of the Company's investments are dollar denominated as of December 31, 2000.

        The Company's investments at December 31 were as follows:

	2000		1999

(dollar amounts in millions)	Fair Value	Percent	Fair Value	Percent

U.S. Treasury securities and obligations
of U.S. Government agencies	$355.9	19%	$419.4	22%
States, political subdivisions and foreign government securities	28.4	2%	30.6	1%
Corporate debt securities	503.9	28%	555.1	29%
Mortgage-backed and other asset-backed securities	597.1	32%	574.5	30%

Total fixed maturities available for sale	1,485.3	81%	1,579.6	82%
Equity securities	–	–	35.0	2%
Short-term investments	341.6	19%	303.4	16%

Total	$1,826.9	100%	$1,918.0	100%

Mortgage-backed and other asset-backed securities in the table above include collateralized mortgage obligations ("CMOs") of $167.7 million and $168.2 million carried at fair value as of December 31, 2000 and 1999, respectively. CMO holdings are concentrated in securities with limited prepayment, extension and default risk, such as planned amortization class bonds.

        The composition of the Company's fixed maturities, by rating was as follows at December 31:

	2000		1999

(dollar amounts in millions)	Fair Value	Percent	Fair Value	Percent

U.S. Treasury securities and AAA	$946.0	63%	$1,018.1	64%
AA	101.6	7%	86.7	5%
A	288.4	19%	325.9	21%
BBB	116.9	8%	124.0	8%
BB	28.8	2%	21.9	1%
B	3.6	1%	3.0	1%

Total	$1,485.3	100%	$1,579.6	100%

Ratings as assigned by Standard and Poors. Such ratings are generally assigned at the time of the issuance of the securities, subject to revision on the basis of ongoing evaluations.

Management's Discussion and Analysis (continued)

The Company's investment results were as follows:

(dollar amounts in millions)	2000	1999	1998

Average invested assets(1)	$1,742.8	$1,818.0	$2,038.0
Investment income(2)	$112.7	$108.7	$119.1
Net effective yield(3)	6.47%	5.98%	5.84%

(1)	Average invested assets throughout the year, at amortized cost, excluding amounts related to securities lending activities.
(2)	Gross investment income less investment expenses and before interest credited on funds held treaties. Excludes net realized investment gains and amounts related to securities lending activities.
(3)	Investment income for the period divided by average invested assets for the same period.

As of December 31, 2000, the duration of the Company's investments that support the insurance reserves was 3.3 years and the duration of its insurance reserves was 2.8 years.

        See Business - Investments in the Company's 2000 Form 10-K and Notes 2-B and 3 to the Company's Consolidated Financial Statements for additional discussion about the Company's investment portfolio.

Market Risk of Financial Instruments

A significant portion of PMA Capital's assets and liabilities are financial instruments, which are subject to the market risk of potential losses from adverse changes in market rates and prices. The Company's primary market risk exposures relate to interest rate risk on fixed rate domestic medium-term instruments and, to a lesser extent, domestic short- and long-term instruments. To manage its exposure to market risk, the Company has established strategies, asset quality standards, asset allocations and other relevant criteria for its investment portfolio. In addition, invested asset cash flows are structured after considering projected liability cash flows with actuarial models. All of the Company's financial instruments are held for purposes other than trading. The Company's portfolio does not contain any significant concentrations in single issuers (other than U.S. Treasury and agency obligations), industry segments or geographic regions. See Notes 3, 6 and 10 to the Company's Consolidated Financial Statements for additional information about financial instruments.

        Caution should be used in evaluating PMA Capital's overall market risk from the information below, since actual results could differ materially because the information was developed using estimates and assumptions as described below, and because insurance liabilities and reinsurance receivables are excluded in the hypothetical effects (insurance liabilities represent 68% of total liabilities and reinsurance receivables on unpaid losses represent 27% of total assets).

        The hypothetical effects of changes in market rates or prices on the fair values of financial instruments as of December 31, 2000, excluding insurance liabilities and reinsurance receivables on unpaid losses because such insurance related assets and liabilities are not carried at fair value, would have been as follows:

•

If interest rates had increased by 100 basis points, there would have been no significant change in the fair value of the Company's long-term debt. The change in fair values was determined by estimating the present value of future cash flows using models that measure the change in net present values arising from selected hypothetical changes in market interest rates.

•

If interest rates had increased by 100 basis points, there would have been a net decrease of approximately $74.2 million in the fair value of the Company's investment portfolio. The change in fair values was determined by estimating the present value of future cash flows using various models, primarily duration modeling.

Other Matters

The Company's businesses are subject to a changing social, economic, legal, legislative and regulatory environment that could affect them. Some of the changes include initiatives to restrict insurance pricing and the application of underwriting standards and reinterpretations of insurance contracts long after the policies were written in an effort to provide coverage unanticipated by the Company. The eventual effect on the Company of the changing environment in which it operates remains uncertain. See Notes 4, 8 and 12 to the Company's Consolidated Financial Statements for additional discussion.

Comparison of SAP and GAAP Results

Results presented in accordance with GAAP vary in certain respects from statutory accounting practices prescribed or permitted by the Pennsylvania Insurance Department and the Delaware Insurance Department, (collectively "SAP"). Prescribed SAP includes state laws, regulations and general administrative rules, as well as a variety of National Association of Insurance Commissioners ("NAIC") publications. Permitted SAP encompasses all accounting practices that are not prescribed. In 1998, the NAIC adopted the Codification of Statutory Accounting Principles ("Codification") guidance, which replaced the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting. Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas, such as deferred income taxes. Effective December 31, 2000, the Company's insurance subsidiaries implemented the Codification guidelines, resulting in an increase of $20.5 million in its statutory surplus.

Recent Accounting Pronouncements

Effective January 1, 2000, the Company adopted Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 summarizes certain interpretations of the staff of the Securities and Exchange Commission regarding the application of GAAP to revenue recognition in financial statements. The adoption of SAB No. 101 did not have a material impact on the Company's financial condition, results of operations or liquidity.

        Effective January 1, 2000, the Company adopted SOP 98-7, "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk." This statement identifies several methods of deposit accounting and provides guidance on the application of each method. This statement classifies insurance and reinsurance contracts for which the deposit method is appropriate as contracts that (i) transfer only significant timing risk, (ii) transfer only significant underwriting risk, (iii) transfer neither significant timing nor underwriting risk and (iv) have an indeterminate risk. The adoption of SOP 98-7 did not have a material impact on the Company's financial condition, results of operations or liquidity.

        Effective January 1, 1999, the Company adopted SOP 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." SOP 97-3 provides guidance for determining when an insurance company should recognize a liability for guaranty fund and other insurance-related assessments and how to measure that liability. As a result of adopting SOP 97-3, the Company recorded a liability of $4.3 million pre-tax and a resulting charge to earnings of $2.8 million, net of income tax benefit of $1.5 million, which has been reported as a cumulative effect of accounting change. This accounting change impacted The PMA Insurance Group segment.

        In September 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a Replacement of FASB Statement No. 125." SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. SFAS No. 140 revises the standards for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125 without reconsideration. The Company's existing policies and practices for its securities lending program are in conformity with SFAS No. 140, accordingly, the adoption of SFAS No. 140 is not expected to have a material impact on the Company's financial condition, results of operations or liquidity.

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

Management's Discussion and Analysis (continued)

137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133," which defers the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The Company does not have any derivative instruments that are impacted by the accounting requirements of SFAS No. 133 and the Company does not currently participate in any hedging activities. Accordingly, the adoption of SFAS No. 133 is not expected to have a material impact on the Company's financial condition, results of operations or liquidity.

Cautionary Statements

Except for historical information provided in Management's Discussion and Analysis and otherwise in this report, statements made throughout, including in the Business Outlook section, in the letter to shareholders by John W. Smithson and in the description of insurance operations, are forward-looking and contain information about financial results, economic conditions, trends and known uncertainties. These forward-looking statements are based on currently available financial, competitive and economic data and the Company's current operating plans based on assumptions regarding future events. The Company's actual results could differ materially from those expected by the Company's management. The factors that could cause actual results to vary materially, some of which are described with the forward-looking statements, include, but are not limited to:

•	changes in general economic conditions, including the performance of financial markets, interest rates and the level of unemployment;

•

regulatory or tax changes, including changes in risk-based capital or other regulatory standards that affect the cost of or demand for the Company's products or otherwise affect the ability of the Company to conduct its business;

•

competitive conditions resulting from the significant amount of capital in the property and casualty insurance marketplace that may affect the level of rate adequacy related to the amount of risk undertaken and that may influence the sustainability of adequate rate changes;

•	the effect of changes in workers' compensation statutes and their administration;

•	the Company's ability to predict and effectively manage claims related to insurance and reinsurance policies;

•	the lowering or loss of one or more of the financial strength or claims-paying ratings of the Company's insurance subsidiaries;

•	adequacy of reserves for claims liabilities;

•	adverse property and casualty loss development for events the Company insured in prior years;

•	adequacy and collectibility of reinsurance purchased by the Company;

•	severity of natural disasters and other catastrophes;

•	reliance on key management; and

•	other factors disclosed from time to time in the Company's most recent Forms 10-K, 10-Q and 8-K filed by the Company with the Securities and Exchange Commission.

Investors should not place undue reliance on any such forward-looking statements. The Company disclaims any obligation to update forward-looking information and to release publicly the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Consolidated Balance Sheets

(in thousands, except share data)	2000	1999

Assets:
Investments:
Fixed maturities available for sale, at fair value (amortized cost:
2000 - $1,507,667; 1999 - $1,648,894)	$1,485,308	$1,579,640
Equity securities, at fair value (cost: 2000 - $0; 1999 - $37,779)	–	34,966
Short-term investments, at cost which approximates fair value	341,641	303,429

Total investments	1,826,949	1,918,035
Cash	5,604	84,261
Accrued investment income	18,614	20,480
Premiums receivable (net of valuation allowance: 2000 - $16,630; 1999 - $18,088)	299,342	271,833
Reinsurance receivables (net of valuation allowance: 2000 - $4,328; 1999 - $5,528)	933,889	658,164
Deferred income taxes, net	89,011	105,363
Deferred acquisition costs	48,522	48,949
Funds held by reinsureds	73,999	19,278
Other assets	173,476	118,724

Total assets	$3,469,406	$3,245,087

Liabilities:
Unpaid losses and loss adjustment expenses	$2,053,138	$1,932,601
Unearned premiums	269,734	260,352
Long-term debt	163,000	163,000
Accounts payable, accrued expenses and other liabilities	207,211	109,447
Funds held under reinsurance treaties	173,762	94,445
Dividends to policyholders	17,246	13,782
Payable under securities loan agreements	145,269	242,317

Total liabilities	3,029,360	2,815,944

Commitments and contingencies (Note 12)

Shareholders' Equity:
Class A Common stock, $5 par value (40,000,000 shares authorized;
2000 - 24,442,945 shares issued and 21,573,316 outstanding;
1999 - 11,358,280 shares issued and 9,692,854 outstanding)	122,214	56,791
Common stock, $5 par value (2000 - 0 shares authorized, issued and outstanding;
1999 - 13,084,665 shares issued and 12,648,658 outstanding)	–	65,423
Additional paid-in capital - Class A Common stock	339	339
Retained earnings	384,694	391,981
Accumulated other comprehensive loss	(14,373)	(46,844)
Notes receivable from officers	(56)	(56)
Treasury stock, at cost:
Class A Common stock (2000 - 2,869,629 shares; 1999 - 1,665,426 shares)	(52,772)	(32,909)
Common stock (2000 - 0 shares; 1999 - 436,007 shares)	–	(5,582)

Total shareholders' equity	440,046	429,143

Total liabilities and shareholders' equity	$3,469,406	$3,245,087

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Operations

(in thousands, except per share data)	2000	1999	1998

Revenues:
Net premiums written	$545,555	$563,510	$474,761
Change in net unearned premiums	(14,131)	(23,423)	(8,046)

Net premiums earned	531,424	540,087	466,715
Net investment income	102,591	110,057	120,125
Net realized investment gains (losses)	11,975	(7,745)	21,745
Other revenues	14,000	12,718	14,896

Total revenues	659,990	655,117	623,481

Losses and Expenses:
Losses and loss adjustment expenses	449,388	392,473	352,671
Acquisition expenses	112,654	124,368	110,837
Operating expenses	67,081	66,822	72,159
Dividends to policyholders	18,855	19,141	17,736
Interest expense	11,889	12,221	15,009

Total losses and expenses	659,867	615,025	568,412

Income before income taxes and cumulative
effect of accounting change	123	40,092	55,069
Income tax expense (benefit)	(1,202)	11,739	10,335

Income before cumulative effect of accounting change	1,325	28,353	44,734
Cumulative effect of accounting change
(net of income tax benefit of $1,485)	–	(2,759)	–

Net income	$1,325	$25,594	$44,734

Income per share:
Basic:
Income before cumulative effect of accounting change	$0.06	$1.23	$1.89
Cumulative effect of accounting change	–	(0.12)	–

Net income	$0.06	$1.11	$1.89

Diluted:
Income before cumulative effect of accounting change	$0.06	$1.19	$1.82
Cumulative effect of accounting change	–	(0.11)	–

Net income	$0.06	$1.08	$1.82

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)	2000	1999	1998

Cash flows from operating activities:
Net income	$1,325	$25,594	$44,734
Adjustments to reconcile net income to net cash flows
provided by (used in) operating activities:
Deferred income tax expense (benefit)	(82)	1,813	425
Cumulative effect of accounting change	–	2,759	–
Net realized investment (gains) losses	(11,975)	7,745	(21,745)
Change in:
Premiums receivable and unearned premiums, net	(18,127)	40,207	(10,718)
Dividends to policyholders	3,464	3,082	500
Reinsurance receivables	(275,725)	(47,873)	(60,348)
Unpaid losses and loss adjustment expenses	120,537	(8,294)	(62,292)
Funds held, net	24,596	5,792	5,677
Accrued investment income	1,866	(580)	3,918
Deferred acquisition costs	427	2,166	(5,827)
Accounts payable, accrued expenses and other liabilities	96,667	1,495	26,428
Other, net	1,988	(16,509)	(404)

Net cash flows provided by (used in) operating activities	(55,039)	17,397	(79,652)

Cash flows from investing activities:
Fixed maturities available for sale:
Purchases	(422,350)	(1,198,557)	(1,741,790)
Maturities or calls	121,814	171,091	207,285
Sales	408,233	1,149,951	1,468,231
Equity securities:
Purchases	(24,706)	(37,779)	–
Sales	78,182	6	–
Net (purchases) sales of short-term investments	(131,688)	15,887	176,658
Proceeds from sale of PMA Insurance, Cayman Ltd.	–	–	2,902
Other, net	(29,522)	(4,738)	(414)

Net cash flows provided by (used in) investing activities	(37)	95,861	112,872

Cash flows from financing activities:
Dividends paid to shareholders	(8,020)	(7,795)	(7,939)
Proceeds from exercise of stock options	2,866	6,035	4,283
Purchase of treasury stock	(18,427)	(30,241)	(18,850)
Repayments of long-term debt	–	–	(40,000)
Net repayments (issuance) of notes receivable from officers	–	442	(300)

Net cash flows used in financing activities	(23,581)	(31,559)	(62,806)

Net increase (decrease) in cash	(78,657)	81,699	(29,586)
Cash - beginning of year	84,261	2,562	32,148

Cash - end of year	$5,604	$84,261	$2,562

Supplementary cash flow information:
Income tax paid (refunded)	$7,300	$12,352	$(15,170)
Interest paid	$11,795	$12,050	$14,895

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(in thousands)	2000	1999	1998

Class A Common stock:
Balance at beginning of year	$56,791	$52,433	$45,783
Conversion of Common stock into Class A Common stock	65,423	4,358	6,650

Balance at end of year	122,214	56,791	52,433

Common stock:
Balance at beginning of year	65,423	69,781	76,431
Conversion of Common stock into Class A Common stock	(65,423)	(4,358)	(6,650)

Balance at end of year	–	65,423	69,781

Additional paid-in capital - Class A Common stock:	339	339	339

Retained earnings:
Balance at beginning of year	391,981	377,601	343,368
Net income	1,325	25,594	44,734
Class A Common stock dividends declared	(7,458)	(3,543)	(3,417)
Common stock dividends declared	(922)	(4,139)	(4,527)
Reissuance of treasury shares under employee benefit plans	(232)	(3,532)	(2,557)

Balance at end of year	384,694	391,981	377,601

Accumulated other comprehensive income (loss):
Balance at beginning of year	(46,844)	30,016	18,806
Other comprehensive income (loss), net of tax (expense) benefit:
2000 - ($17,484); 1999 - $41,386; 1998 - ($6,036)	32,471	(76,860)	11,210

Balance at end of year	(14,373)	(46,844)	30,016

Notes receivable from officers:
Balance at beginning of year	(56)	(498)	(198)
Repayment (issuance) of notes receivable from officers	–	442	(300)

Balance at end of year	(56)	(56)	(498)

Treasury stock - Class A Common:
Balance at beginning of year	(32,909)	(12,610)	(610)
Purchase of treasury shares	(18,427)	(30,241)	(18,840)
Conversion of Common stock into Class A Common stock	(5,582)	–	–
Reissuance of treasury shares under employee benefit plans	4,146	9,942	6,840

Balance at end of year	(52,772)	(32,909)	(12,610)

Treasury stock - Common:
Balance at beginning of year	(5,582)	(5,582)	(5,572)
Conversion of Common stock into Class A Common stock	5,582	–	(10)

Balance at end of year	–	(5,582)	(5,582)

Total shareholders' equity:
Balance at beginning of year	429,143	511,480	478,347
Net income	1,325	25,594	44,734
Class A Common stock dividends declared	(7,458)	(3,543)	(3,417)
Common stock dividends declared	(922)	(4,139)	(4,527)
Purchase of treasury shares	(18,427)	(30,241)	(18,850)
Reissuance of treasury shares under employee benefit plans	3,914	6,410	4,283
Other comprehensive income (loss)	32,471	(76,860)	11,210
Repayment (issuance) of notes receivable from officers	–	442	(300)

Balance at end of year	$440,046	$429,143	$511,480

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

(in thousands)	2000	1999	1998

Net income	$1,325	$25,594	$44,734

Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities:
Holding gain (loss) arising during the period	40,095	(81,894)	25,344
Less: reclassification adjustment for (gains) losses included in net income, net of tax expense (benefit): 2000 - $4,191;
1999 - ($2,711); 1998 - $7,611	(7,784)	5,034	(14,134)

Total unrealized gain (loss) on securities	32,311	(76,860)	11,210
Foreign currency translation gain, net of tax expense: 2000 - $87	160	–	–

Other comprehensive income (loss), net of tax	32,471	(76,860)	11,210

Comprehensive income (loss)	$33,796	$(51,266)	$55,944

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

1.	Business Description

The accompanying consolidated financial statements include the accounts of PMA Capital Corporation and its subsidiaries (collectively referred to as "PMA Capital" or the "Company"). PMA Capital is an insurance holding company that operates three specialty risk management businesses:

PMA Re -- PMA Capital's reinsurance operations conduct business mainly in the brokered market offering excess of loss and pro rata property and casualty reinsurance protection, with an emphasis on risk-exposed, excess of loss coverages. PMA Re provides reinsurance coverages on either a traditional treaty or finite risk basis as well as on a facultative basis.

The PMA Insurance Group -- PMA Capital's property and casualty insurance subsidiaries include Pennsylvania domiciled insurance companies as well as certain foreign subsidiaries. The PMA Insurance Group primarily writes workers' compensation, integrated disability, and to a lesser extent, other standard lines of commercial insurance, primarily in the Mid-Atlantic and Southern regions of the U.S. The majority of The PMA Insurance Group's business is produced by independent agents and brokers.

Caliber One -- PMA Capital's specialty property and casualty operations write excess and surplus lines of business nationally on a non-admitted basis through surplus lines brokers and, to a lesser extent, managing general agents.

2.	Summary of Significant Accounting Policies

A. Basis of Presentation -- The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). All significant intercompany accounts and transactions have been eliminated in consolidation. The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. In addition, certain prior year amounts have been restated to conform to the current year classification. The balance sheet information presented in these financial statements and notes thereto is as of December 31 for each respective year. The statement of operations information is for the year ended December 31 for each respective year.

B. Investments -- Fixed maturities include U.S. Treasury securities and obligations of U.S. Government agencies; obligations of states, political subdivisions and foreign governments; corporate debt securities; and mortgage-backed and other asset-backed securities. All fixed maturities are classified as available-for-sale and, accordingly, are carried at fair value with changes in fair value, net of income tax effects, reflected in accumulated other comprehensive income (loss). Equity securities for all periods are stated at fair value with changes in fair value, net of income tax effects, reflected in accumulated other comprehensive income (loss). Short-term investments, which have original maturities of one year or less, are carried at cost, which approximates fair value.

        Realized gains and losses, determined by specific identification where possible and the first-in, first-out method in other instances, are reflected in income in the period in which the sale transaction occurs.

        The Company participates in a securities lending program through which securities are lent from the Company's portfolio for short periods of time to qualifying third parties via a lending agent. Borrowers of these securities must provide collateral equal to a minimum of 102% of the market value and accrued interest of the lent securities. Acceptable collateral may be in the form of either cash or securities. Cash received as collateral is invested in short-term investments, and all securities received as collateral are of similar quality to those securities lent by the Company. The Company is not permitted by contract to sell or repledge the securities received as collateral. Additionally, the Company limits securities lending to 40% of statutory admitted assets of its insurance subsidiaries, with a 2% limit on statutory admitted assets to any individual borrower. The Company receives either a fee from the borrower or retains a portion of the income earned on the collateral. Under the terms of the securities lending program, the Company is indemnified against borrower default, with the lending agent responsible to the Company for any deficiency between the cost of replacing a security that was not returned and the amount of collateral held by the Company.

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

D. Unpaid Losses and Loss Adjustment Expenses -- Unpaid losses and loss adjustment expenses, which are stated net of estimated salvage and subrogation, are estimates of losses and loss adjustment expenses on known claims, and estimates of losses and loss adjustment expenses incurred but not reported ("IBNR"). IBNR reserves are calculated utilizing various actuarial methods. Unpaid losses on certain workers' compensation claims are discounted to present value using the Company's payment experience and mortality and interest assumptions in accordance with statutory accounting practices prescribed or permitted by the Pennsylvania Insurance Department (collectively "SAP"). The methods of making such estimates and establishing the resulting reserves are continually reviewed and updated and any adjustments resulting therefrom are reflected in earnings in the period identified (see Note 4).

E. Deferred Acquisition Costs -- Costs that directly relate to and vary with acquisition of new and renewal business are deferred and amortized over the period during which the related premiums are earned. Such direct costs include commissions, brokerage and premium taxes, as well as other policy issuance costs and under-writing expenses. The Company determines whether deferred acquisition costs are recoverable considering future losses and loss adjustment expenses, maintenance costs and anticipated investment income. To the extent that deferred acquisition costs are not recoverable, the deficiency is charged to income in the period identified.

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

J. Recent Accounting Pronouncements -- Effective January 1, 2000, the Company adopted Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 summarizes certain interpretations of the staff of the Securities and Exchange Commission regarding the application of GAAP to revenue recognition in financial statements. The adoption of SAB No. 101 did not have a material impact on the Company's financial condition, results of operations or liquidity.

        Effective January 1, 2000, the Company adopted Statement of Position ("SOP") 98-7, "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk." This statement identifies several methods of deposit accounting and provides guidance on the application of each method. This statement classifies insurance and reinsurance contracts for which the deposit method is appropriate as contracts that (i) transfer only significant timing risk, (ii) transfer only significant underwriting risk, (iii) transfer neither significant timing nor underwriting risk and (iv) have an indeterminate risk. The adoption of SOP 98-7 did not have a material impact on the Company's financial condition, results of operations or liquidity.

        Effective January 1, 1999, the Company adopted SOP 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." SOP 97-3 provides guidance for determining when an insurance company should recognize a liability for guaranty fund and other insurance-related assessments and how to measure that liability. As a result of adopting SOP 97-3, the Company recorded a liability of $4.3 million pre-tax and a resulting charge to earnings of $2.8 million, net of income tax benefit of $1.5 million, which has been reported as a cumulative effect of accounting change. This accounting change impacted The PMA Insurance Group segment.

Notes to Consolidated Financial Statements (continued)

        In September 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities-a Replacement of FASB Statement No. 125." SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. SFAS No. 140 revises the standards for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125 without reconsideration. The Company's existing policies and practices for its securities lending program are in conformity with SFAS No. 140, accordingly, the adoption of SFAS No. 140 is not expected to have a material impact on the Company's financial condition, results of operations or liquidity.

        In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as "derivatives") and for hedging activities. SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133," which defers the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The Company does not have any derivative instruments that are impacted by the accounting requirements of SFAS No. 133 and the Company does not currently participate in any hedging activities. Accordingly, the adoption of SFAS No. 133 is not expected to have a material impact on the Company's financial condition, results of operations or liquidity.

K. Accrued Retrospective Premiums -- Accrued retrospective premiums are based upon actuarial estimates of expected ultimate losses and resulting estimated premium adjustments relating to retrospectively rated policies. The estimated ultimate premium adjustments under retrospectively rated policies are recorded in the initial accident year based upon estimated loss experience on the underlying policies and adjusted in subsequent periods in conjunction with revisions of the underlying estimated losses on such policies. The change in accrued retrospective premiums is a component of net premiums written and net premiums earned.

        The components of the change in accrued retrospective premiums are as follows:

(dollar amounts in thousands)	2000	1999	1998

Estimated retrospective
policy adjustments related
to current accident year	$(26,771)	$(20,061)	$(9,204)
Revision of estimate of
retrospective policy
adjustments related to
prior accident years	(9,138)	(10,743)	(11,684)
Retrospective policy
adjustments paid	17,409	13,804	17,888
Write-off of uncollectible
amounts	–	(4,000)	–

Net decrease in accrued
retrospective premiums	$(18,500)	$(21,000)	$(3,000)

For 2000, 1999 and 1998, the net decrease in accrued retrospective premiums of $18.5 million, $21.0 million and $3.0 million, respectively, primarily reflects favorable development of claims liabilities at The PMA Insurance Group. Management believes that it has made a reasonable estimate of the Company's accrued retrospective premiums. While the ultimate amount receivable may differ from the current estimates, management does not believe that the difference will have a material effect on the Company's financial condition, results of operations or liquidity.

3.	Investments

The Company's investment portfolio is diversified and contains no significant concentrations in any specific industry, business segment or individual issuer (other than U.S. Treasury and agency obligations). The amortized cost and fair value of the Company's investment portfolio are as follows:

(dollar amounts in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

December 31, 2000
Fixed maturities available for sale:
U.S. Treasury securities and obligations
of U.S. Government agencies	$349,112	$7,433	$680	$355,865
States, political subdivisions and foreign government securities	28,784	103	449	28,438
Corporate debt securities	528,753	3,612	28,497	503,868
Mortgage-backed and other asset-backed securities	601,018	6,324	10,205	597,137

Total fixed maturities available for sale	1,507,667	17,472	39,831	1,485,308
Short-term investments	341,641	–	–	341,641

Total investments	$1,849,308	$17,472	$39,831	$1,826,949

December 31, 1999
Fixed maturities available for sale:
U.S. Treasury securities and obligations
of U.S. Government agencies	$438,412	$841	$19,797	$419,456
States, political subdivisions and foreign government securities	32,164	18	1,602	30,580
Corporate debt securities	580,710	380	25,964	555,126
Mortgage-backed and other asset-backed securities	597,608	204	23,334	574,478

Total fixed maturities available for sale	1,648,894	1,443	70,697	1,579,640
Equity securities	37,779	614	3,427	34,966
Short-term investments	303,429	–	–	303,429

Total investments	$1,990,102	$2,057	$74,124	$1,918,035

Notes to Consolidated Financial Statements (continued)

The amortized cost and fair value of fixed maturities at December 31, 2000, by contractual maturity, are as follows:

(dollar amounts in thousands)	Amortized Cost	Fair Value

2001	$131,965	$131,604
2002-2005	287,969	281,055
2006-2010	174,890	174,128
2011 and thereafter	311,825	301,384
Mortgage-backed and other
asset-backed securities	601,018	597,137

	$1,507,667	$1,485,308

Net investment income consists of the following:

(dollar amounts in thousands)	2000	1999	1998

Fixed maturities	$103,490	$106,058	$115,414
Equity securities	716	131	–
Short-term investments	8,513	5,126	7,959
Other	3,002	2,887	1,590

Total investment income	115,721	114,202	124,963
Investment expenses(1)	13,130	4,145	4,838

Net investment income	$102,591	$110,057	$120,125

(1) Includes $10.6 million of interest credited on funds held treaties in 2000.

The Company recognized income from securities lending transactions of $600,000, $1.3 million and $1.0 million in 2000, 1999 and 1998, respectively, net of lending fees, which was included in net investment income. At December 31, 2000, the Company had approximately $148.1 million of collateral related to securities on loan of which $145.3 million was cash received and subsequently reinvested in short-term investments.

        Net realized investment gains (losses) consist of the following:

(dollar amounts in thousands)	2000	1999	1998

Realized gains:
Fixed maturities	$3,423	$6,839	$28,140
Equity securities	15,698	2	–

	19,121	6,841	28,140
Realized losses:
Fixed maturities	(7,146)	(14,585)	(6,070)
Equity securities	–	(1)	–

	(7,146)	(14,586)	(6,070)
Other net realized losses	–	–	(325)

Total net realized
investment gains (losses)	$11,975	$(7,745)	$21,745

The change in unrealized appreciation (depreciation) of investments for 2000, 1999 and 1998 was $49.7 million, ($118.2) million and $17.2 million, respectively, primarily attributable to fixed maturities.

        On December 31, 2000, the Company had securities with a total amortized cost of $34.1 million and fair value of $34.5 million on deposit with various governmental authorities, as required by law. In addition, at December 31, 2000, securities with a total amortized cost of $73.2 million and fair value of $73.5 million, were pledged as collateral for letters of credit issued on behalf of the Company.

4.	Unpaid Losses and Loss Adjustment Expenses

Activity in the liability for unpaid losses and loss adjustment expenses ("LAE") is summarized as follows:

(dollar amounts in thousands)	2000	1999	1998

Balance at January 1	$1,932,601	$1,940,895	$2,003,187
Less: reinsurance
recoverable on unpaid
losses and LAE	648,227	593,701	332,284

Net balance at January 1	1,284,374	1,347,194	1,670,903

Losses and LAE
incurred, net:
Current year, net
of discount	432,767	409,554	373,098
Prior years	6,491	(32,514)	(46,515)
Accretion of prior
years' discount	10,130	15,433	26,088

Total losses and LAE
incurred, net	449,388	392,473	352,671

Losses and LAE paid, net:
Current year	(110,188)	(103,798)	(96,658)
Prior years	(445,865)	(351,495)	(362,186)

Total losses and LAE
paid, net	(556,053)	(455,293)	(458,844)

Reserves transferred	(49,000)	–	(217,536)

Net balance at
December 31	1,128,709	1,284,374	1,347,194
Reinsurance recoverable
on unpaid losses
and LAE	924,429	648,227	593,701

Balance at December 31	$2,053,138	$1,932,601	$1,940,895

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

        The Company's results of operations included an increase in estimated incurred losses and LAE related to prior accident years ("unfavorable prior year development") of $6.5 million in 2000 and a decrease in estimated incurred losses and LAE related to prior accident years ("favorable prior year development") of $32.5 million and $46.5 million in 1999 and 1998, respectively.

        In the third quarter of 2000, PMA Re's actuarial department conducted its routine semi-annual reserve study to determine the impact of any emerging data on anticipated loss development trends and recorded unpaid losses and LAE reserves. Based on the actuarial work performed, which included analyzing recent trends in the levels of the reported and paid claims, an updated selection of actuarially determined loss reserve estimates was developed by accident year for each major line of business written by PMA Re. Management's selection of the ultimate losses indicated that gross loss reserves at September 30, 2000 needed to be increased by $83.2 million. Under existing retrocessional contracts, $60.0 million of gross losses were ceded to PMA Re's retrocessionaires, resulting in an impact on net incurred losses and LAE of $23.2 million. The increase in incurred losses and LAE, combined with $35.0 million of ceded premiums and interest on funds held under existing retrocessional contracts covering the ceded losses, resulted in a pre-tax charge of approximately $60 million to PMA Re's operating results in 2000.

        The increase in the estimate of gross loss and LAE reserves primarily reflects higher than anticipated losses mainly in the Company's pro rata business, where PMA Re participates with the insured by agreeing to pay a predetermined percentage of all losses arising under a particular insurance contract of the insured in exchange for the same predetermined percentage of all applicable premiums received under that contract. The concentration of estimated adverse loss development was in PMA Re's pro rata reinsurance business related primarily to general liability treaties written on a claims made basis covering losses in 1998 and 1999, property treaties covering 1999 losses and, to a lesser extent, commercial automobile liability treaties covering losses in 1998 and 1999. In addition, the reserve increase reflects unfavorable prior year development in the excess of loss general liability line for accident years 1998 and 1999.

        During 1999 and 1998, PMA Re recorded favorable prior year development of $23.5 million and $31.5 million, respectively. The favorable reserve development reflects development on prior accident years due to re-estimated loss trends for such years that were lower than previous expectations. This is largely due to favorable development on casualty excess of loss business.

        The PMA Insurance Group experienced $6.1 million, $9.0 million and $15.0 million of favorable prior year development in 2000, 1999 and 1998, respectively. The favorable prior year development in 2000 and 1999 primarily reflects better than expected loss experience from loss-sensitive and rent-a-captive workers' compensation business. Premium adjustments for loss-sensitive business and policyholders' dividends for rent-a-captive business have substantially offset this favorable development. Rent-a-captives are used by customers as an alternative method to manage their loss exposure without establishing and capitalizing their own captive insurance company. The favorable prior year development during 1998 primarily relates to formal commutation programs, which resulted in early liability settlements made during 1998 to reduce future claim payments. Adjustments to premiums for retrospectively rated business and dividends on captive workers' compensation business of $6.1 million, $8.4 million and $4.5 million partially offset favorable prior year development in 2000, 1999 and 1998, respectively.

        During 2000, Caliber One recorded unfavorable prior year development of $2.9 million, primarily related to the emergence of higher than expected losses and LAE in certain segments of the professional liability, commercial automobile, general liability and property lines of business for coverage of 1999 exposures. During 2000, Caliber One discontinued writing or cancelled policies in the professional liability (nursing homes) and commercial automobile classes of business that produced the emergence of higher than expected losses.

        Reserves transferred in 2000 reflect the assumption of liability of The PMA Insurance Group's Run-off operations by an unaffiliated third party. Reserves transferred in 1998 reflect reserves transferred upon the sale of a subsidiary (see Note 18).

Notes to Consolidated Financial Statements (continued)

        Unpaid losses for the Company's workers' compensation claims, net of reinsurance, at December 31, 2000 and 1999 were $341.8 million and $527.9 million, net of discount of $88.4 million and $173.1 million, respectively. The approximate discount rate used was 5% at December 31, 2000 and 1999.

        The Company's loss reserves were stated net of salvage and subrogation of approximately $41.8 million and $43.8 million at December 31, 2000 and 1999, respectively.

        Management believes that its unpaid losses and LAE are fairly stated at December 31, 2000. However, estimating the ultimate claims liability is necessarily a complex and judgmental process inasmuch as the amounts are based on management's informed estimates and judgments using data currently available. As additional experience and data become available regarding claims payment and reporting patterns, legislative developments, regulatory trends on benefit levels for both medical and indemnity payments, and economic conditions, the estimates are revised accordingly. If the Company's ultimate losses, net of reinsurance, prove to differ substantially from the amounts recorded at December 31, 2000, the related adjustments could have a material adverse effect on the Company's financial condition, results of operations and liquidity.

        The Company's asbestos-related liabilities included in unpaid losses and LAE were as follows:

(dollar amounts in thousands)	2000	1999	1998

Gross of reinsurance:
Beginning reserves	$61,277	$67,857	$76,726
Incurred losses and LAE	1,640	1,910	(1,976)
Paid losses and LAE	(13,724)	(8,490)	(6,893)

Ending reserves	$49,193	$61,277	$67,857

Net of reinsurance:
Beginning reserves	$38,851	$43,556	$48,578
Incurred losses and LAE	(341)	(341)	(2,754)
Paid losses and LAE	(6,467)	(4,364)	(2,268)

Ending reserves	$32,043	$38,851	$43,556

The Company's environmental-related liabilities included in unpaid losses and LAE were as follows:

(dollar amounts in thousands)	2000	1999	1998

Gross of reinsurance:
Beginning reserves	$41,359	$47,036	$45,108
Incurred losses and LAE	(7,848)	5,081	11,895
Paid losses and LAE	(4,028)	(10,758)	(9,967)

Ending reserves	$29,483	$41,359	$47,036

Net of reinsurance:
Beginning reserves	$24,522	$29,356	$31,695
Incurred losses and LAE	(3,212)	82	3,644
Paid losses and LAE	(3,290)	(4,916)	(5,983)

Ending reserves	$18,020	$24,522	$29,356

Of the total net asbestos reserves, approximately $27.2 million, $32.0 million and $34.2 million related to IBNR losses at December 31, 2000, 1999 and 1998, respectively. Of the total net environmental reserves, approximately $9.2 million, $18.0 million and $20.3 million related to IBNR losses at December 31, 2000, 1999 and 1998, respectively. All incurred asbestos and environmental losses were for accident years 1986 and prior.

        Estimating reserves for asbestos and environmental exposures continues to be difficult because of several factors, including: (i) evolving methodologies for the estimation of the liabilities; (ii) lack of reliable historical claim data; (iii) uncertainties with respect to insurance and reinsurance coverage related to these obligations; (iv) changing judicial interpretations; and (v) changing government standards. Management believes that its reserves for asbestos and environmental claims are appropriately established based upon known facts, existing case law and generally accepted actuarial methodologies. However, due to changing interpretations by courts involving coverage issues, the potential for changes in federal and state standards for clean-up and liability, as well as issues involving policy provisions, allocation of liability among participating insurers, and proof of coverage, the Company's ultimate exposure for these claims may vary significantly from the amounts currently recorded, resulting in a potential future adjustment that could be material to the Company's financial condition and results of operations.

5.	Reinsurance

In the ordinary course of business, PMA Capital's reinsurance and insurance subsidiaries assume and cede premiums with other insurance companies and are members of various pools and associations. The reinsurance and insurance subsidiaries cede business in order to limit the maximum net loss from large risks and limit the accumulation of many smaller losses from a catastrophic event. The reinsurance and insurance subsidiaries remain primarily liable to their clients in the event their reinsurers are unable to meet their financial obligations.

        The components of net premiums earned and losses and LAE incurred are as follows:

(dollar amounts in thousands)	2000	1999	1998

Earned premiums:
Direct	$416,152	$328,590	$286,987
Assumed	393,828	366,029	276,689
Ceded	(278,556)	(154,532)	(96,961)

Net	$531,424	$540,087	$466,715

Losses and LAE incurred:
Direct	$368,424	$262,340	$250,641
Assumed	389,724	243,200	184,309
Ceded	(308,760)	(113,067)	(82,279)

Net	$449,388	$392,473	$352,671

At December 31, 2000, the Company had reinsurance receivables due from the following unaffiliated reinsurers in excess of 5% of shareholders' equity:

(dollar amounts in thousands)

The London Reinsurance Group	$334,297
United States Fidelity and Guaranty Company	116,216
Houston Casualty Company	65,058
Underwriters Reinsurance Company	52,832
Mountain Ridge Insurance Company	35,036
American Reinsurance Corporation	31,034
GE Reinsurance Corporation	24,286
SCOR Reinsurance Company	23,253

The Company performs credit reviews of its reinsurers focusing on, among other things, financial capacity, stability, trends and commitment to the reinsurance business. Prospective and existing reinsurers failing to meet the Company's standards are excluded from the Company's reinsurance programs. In addition, the Company requires collateral, typically assets in trust, letters of credit or funds withheld, to support balances due from certain reinsurers, consisting generally of those not authorized to transact business in the applicable jurisdictions. At December 31, 2000 and 1999, the Company's reinsurance receivables were supported by $553.6 million and $357.2 million of collateral. The Company believes that the amounts receivable from reinsurers are fully collectible and that the allowance for uncollectible items is adequate to cover any disputes about amounts owed by reinsurers to the Company.

6.	Long-Term Debt

At December 31, 2000 and 1999, the Company had $163.0 million outstanding under its existing Revolving Credit Facility ("Credit Facility"). Under the terms of the Credit Facility, the Company repaid $38.0 million on January 2, 2001 thereby reducing the outstanding debt to $125.0 million, which is the maximum amount PMA Capital can borrow under the Credit Facility. The $125.0 million matures as follows: $62.5 million on December 31, 2001 and $62.5 million on December 31, 2002.

        The Credit Facility bears interest at the London InterBank Offered Rate ("LIBOR") plus 0.375% on the utilized portion and carries a 0.225% facility fee. The spread over LIBOR and the facility fee are adjustable downward in the future based upon the Company's debt-to-capitalization ratios. As of December 31, 2000, the interest rate on the utilized portion of the Credit Facility was 7.73%.

        The Company has a letter of credit agreement with a group of banks (the "Letter of Credit Agreement"). At December 31, 2000 and 1999, the aggregate outstanding face amount of letters of credit issued was $40.1 million and $45.9 million, respectively. The Letter of Credit Agreement primarily secures reinsurance liabilities of the insurance subsidiaries of the Company. At December 31, 2000, the commitment fee was 0.15% per annum.

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

Notes to Consolidated Financial Statements (continued)

7.	Stock Options

The Company currently has stock option plans in place for stock options granted to officers and other key employees for the purchase of the Company's Class A Common stock, under which 3,565,992 Class A Common shares were reserved for issuance at December 31, 2000. The stock options are granted under terms and conditions determined by the Stock Option Committee of the Board of Directors. Stock options granted have a maximum term of ten years, generally vest over periods ranging between zero and five years, and are typically granted with an exercise price at least equal to the fair market value of the Class A Common stock on the date the options are granted. Information regarding these option plans is as follows:

	2000		1999		1998

	Shares	Weighted Average Price	Shares	Weighted Average Price	Shares	Weighted Average Price

Options outstanding, beginning of year	3,320,556	$15.40	3,446,170	$14.39	3,117,612	$13.18
Options granted	411,000	21.50	427,000	19.53	826,500	17.12
Options exercised	(221,905)	13.02	(515,864)	11.94	(386,142)	11.07
Options forfeited or expired	(65,625)	18.84	(36,750)	16.53	(111,800)	12.26

Options outstanding, end of year(1)	3,444,026	$16.22	3,320,556	$15.40	3,446,170	$14.39

Options exercisable, end of year	2,102,509	$14.38	2,160,486	$14.03	2,468,233	$13.32

Option price range at end of year	$8.00 to $21.50		$8.00 to $20.44		$8.00 to $19.00
Option price range for exercised shares	$8.00 to $17.00		$8.00 to $17.00		$8.00 to $17.00
Options available for grant at end of year	121,966		467,341		7,591

(1)

Included in the options outstanding at the end of 2000, 1999 and 1998 are 420,000 options ("Target Price Options") with an exercise price of $17.00, which become exercisable based on the Company's Class A Common stock achieving certain target prices, with one-half of those options becoming exercisable at $28.00 and the remaining one-half becoming exercisable at $32.00. In 1998, the Company recorded approximately $1 million in compensation expense related to such options. In 2000, the Company reduced the accrual for such options by approximately $1 million.

In 2000, all options were granted with an exercise price that exceeded the market value on the grant date ("out-of-the-money"), and such options had a weighted average exercise price of $21.50 and a fair value of $7.16 per share. In 1999, all options were granted out-of-the-money, and such options had a weighted average exercise price of $19.53 per share and a fair value of $9.61 per share. Of the total options granted in 1998, 96% were granted out-of-the-money at an exercise price of $17.03 per share and a weighted average fair value of $3.65 per share. The remaining 4% were granted with an exercise price that was lower than the market value on the grant date, and such options had a weighted average exercise price of $19.00 per share and a weighted average fair value of $7.59 per share.

Information regarding stock options outstanding and options exercisable at December 31, 2000 is as follows:

	Options Outstanding			Options Exercisable

Exercise Prices	Number of Shares	Weighted Average Remaining Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

$8.00 to $11.00	219,261	1.31	$ 9.70	219,261	$ 9.70
$11.01 to $14.00	629,600	2.81	$11.81	629,600	$11.81
$14.01 to $17.00	1,754,665	4.90	$16.59	1,220,648	$16.41
$17.01 to $21.50	840,500	8.57	$20.44	33,000	$19.01

The fair value of options at date of grant was estimated using a binomial option-pricing model with the following weighted average assumptions:

	2000	1999	1998

Expected life (years)	10	10	7.5
Risk-free interest rate	6.5%	4.9%	5.5%
Expected volatility	17%	17%	26%
Expected dividend yield	2.4%	2.0%	1.9%

The Company has adopted the disclosure-only provision of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, compensation cost that was recognized in 2000, 1999 and 1998 for stock options, other than Target Price Options, was not significant. Had compensation costs for the Company's stock option plans been determined based on the fair value at the grant date for awards granted during the year, the Company's pre-tax income would have been reduced by $2.9 million, $4.1 million and $3.2 million in 2000, 1999 and 1998, respectively. After-tax income would have been reduced by $1.9 million, $2.7 million and $2.1 million or $0.09, $0.12 and $0.09 per basic share and $0.09, $0.11 and $0.08 per diluted share in 2000, 1999 and 1998, respectively.

8.	Income Taxes

The components of the Federal income tax expense (benefit) from income before cumulative effect of accounting change are:

(dollar amounts in thousands)	2000	1999	1998

Current	$(1,120)	$9,926	$9,910
Deferred	(82)	1,813	425

Income tax expense (benefit)	$(1,202)	$11,739	$10,335

In addition, the Company recognized a deferred Federal income tax benefit of $1.5 million related to the cumulative effect of accounting change recorded in 1999.

        A reconciliation between the total income tax expense (benefit) and the amounts computed at the statutory Federal income tax rate of 35% is as follows:

(dollar amounts in thousands)	2000	1999	1998

Computed at the statutory
Federal income tax rate	$43	$14,032	$19,274
Increase (decrease) in
taxes resulting from:
Reversal of income
tax accruals	(1,362)	(2,672)	(12,637)
Other	117	379	3,698

Income tax expense (benefit)	$(1,202)	$11,739	$10,335

The tax effects of significant temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that represent the net deferred tax asset are as follows:

(dollar amounts in thousands)	2000	1999

Discounting of unpaid losses and LAE	$60,762	$56,817
Unrealized depreciation of investments	7,741	25,223
Tax credit carryforwards	22,357	21,705
Unearned premiums	16,060	15,612
Allowance for uncollectible accounts	6,297	6,188
Postretirement benefit obligation	5,031	5,179
Other	12,865	14,489

Gross deferred tax asset	131,113	145,213

Deferred acquisition costs	(16,982)	(17,021)
Losses of foreign reinsurance affiliate	(20,970)	(21,130)
Other	(4,150)	(1,699)

Gross deferred tax liability	(42,102)	(39,850)

Net deferred tax asset	$89,011	$105,363

At December 31, 2000, the Company had $3.8 million of net operating loss carryforwards, which will expire in 2012, and $20.5 million of alternative minimum tax credit carryforwards, which do not expire.

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

        In December 1998, the Company received a refund from the IRS of approximately $15 million. The refund relates to a claim for refund filed by the Company with regard to its 1992 income tax return.

Notes to Consolidated Financial Statements (continued)

9.	Employee Retirement, Postretirement and Postemployment Benefits

A. Pension and Other Postretirement Benefits:

Pension Benefits -- The Company sponsors a qualified non-contributory defined benefit pension plan (the "Qualified Pension Plan") covering substantially all employees. After meeting certain qualifications, an employee acquires a vested right to future benefits. The benefits payable under the plan are generally determined on the basis of an employee's length of employment and modified career average salary. The Company's policy is to fund pension costs in accordance with the Employee Retirement Income Security Act of 1974. The Company also maintains non-qualified unfunded supplemental defined benefit pension plans (the "Non-qualified Pension Plans") for the benefit of certain key employees. The projected benefit obligation and accumulated benefit obligation for the Non-qualified Pension Plans were $4.4 million and $4.0 million, respectively, as of December 31, 2000.

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

        The following tables set forth the amounts recognized in the Company's financial statements with respect to Pension Benefits and Other Postretirement Benefits:

	Pension Benefits		Other Postretirement Benefits

(dollar amounts in thousands)	2000	1999	2000	1999

Change in benefit obligation:
Benefit obligation at beginning of year	$46,882	$50,280	$8,691	$9,169
Service cost	1,408	1,597	181	286
Interest cost	3,686	3,372	613	622
Actuarial (gain) loss	2,026	(7,335)	(372)	(975)
Benefits paid	(2,224)	(2,209)	(839)	(411)
Plan amendments and other	(80)	1,177	–	–

Benefit obligation at end of year	$51,698	$46,882	$8,274	$8,691

Change in plan assets:
Fair value of plan assets at beginning of year	$49,227	$42,816	$–	$–
Actual return on plan assets	(3,106)	6,931	–	–
Employer contributions	1,650	1,689	–	–
Benefits paid	(2,224)	(2,209)	–	–
Other	(107)	–	–	–

Fair value of plan assets at end of year	$45,440	$49,227	$–	$–

Benefit obligation (greater) less than the
fair value of plan assets	$(6,258)	$2,345	$(8,274)	$(8,691)

Unrecognized actuarial (gain) loss	4,879	(4,722)	(5,080)	(4,957)
Unrecognized prior service (cost) benefit	502	507	(960)	(1,079)
Unrecognized net transition obligation	325	321	–	–

Accrued benefit at end of year	$(552)	$(1,549)	$(14,314)	$(14,727)

	Pension Benefits			Other Postretirement Benefits

(dollar amounts in thousands)	2000	1999	1998	2000	1999	1998

Components of net periodic benefit cost:
Service cost	$1,408	$1,597	$1,780	$181	$286	$271
Interest cost	3,686	3,372	3,201	613	622	594
Expected return on plan assets	(4,375)	(3,619)	(3,496)	–	–	–
Amortization of transition obligation	(4)	(5)	(3)	–	–	–
Amortization of prior service cost	5	(30)	(91)	(119)	(119)	(119)
Recognized actuarial (gain) loss	(34)	4	(11)	(248)	(155)	(188)

Net periodic benefit cost	$686	$1,319	$1,380	$427	$634	$558

Weighted average assumptions:
Discount rate	7.50%	7.75%	6.75%	7.50%	7.75%	6.75%
Expected return on plan assets	9.00%	9.00%	9.00%	–	–	–
Rate of compensation increase	4.75%	5.00%	4.50%	–	–	–

For the measurement of Other Postretirement Benefits, a 6.1% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease gradually to 5.50% for 2002 and remain at that level thereafter. A one percentage point change in assumed health care cost trend rates would have an immaterial impact on the total service and interest cost components of the net periodic benefit cost and the postretirement benefit obligation.

        Qualified Pension Plan assets consist of equity securities and fixed maturity securities.

B. Defined Contribution Savings Plan -- The Company also maintains a voluntary defined contribution savings plan covering substantially all employees. The Company matches employee contributions up to 5% of compensation. Contributions under such plans expensed in 2000, 1999 and 1998 were $2.6 million, $2.3 million and $2.0 million, respectively.

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

As of December 31, 2000, the carrying amounts for the Company's financial instruments approximated their estimated fair value. As of December 31, 1999, the carrying amounts for the Company's financial instruments approximated their estimated fair value, except for interest rate swaps which had a carrying value of zero and a fair value of $305,000. The Company measures the fair value of fixed maturities and interest rate swaps based upon quoted market prices or by obtaining quotes from dealers. The fair value of long-term debt is estimated using discounted cash flow calculations based upon the Company's current incremental borrowing rate for similar types of borrowing facilities or the rate utilized to prepay obligations, where applicable. For other financial instruments, the carrying values approximate their fair values. Certain financial instruments, specifically amounts relating to insurance contracts, are excluded from this disclosure.

11.	Transactions with Related Parties

The Company's largest shareholder is PMA Foundation (the "Foundation"), a not-for-profit corporation qualified under Section 501(c)(6) of the Internal Revenue Code, whose purposes include the promotion of the common business interests of its members and the economic prosperity of the Commonwealth of Pennsylvania. As of December 31, 2000, the Foundation owned 5,473,450 shares, or 25.4%, of the Company's Class A Common

Notes to Consolidated Financial Statements (continued)

stock. All but one member of the Company's Board of Directors currently serve as members of the Foundation's Board of Trustees. Also, Frederick W. Anton III, Chairman of the Company, serves as President and Chief Executive Officer of the Foundation. The Company and certain of its subsidiaries provide certain administrative services to the Foundation for which the Company and its subsidiaries receive reimbursement. Total reimbursements amounted to $13,000, $13,000 and $14,000 for the years ended December 31, 2000, 1999 and 1998, respectively. The Foundation also leases its Harrisburg, Pennsylvania headquarters facility from a subsidiary of the Company under an operating lease presently requiring rent payments of $25,000 per month, and reimburses a subsidiary of the Company for its use of office space in the Blue Bell, Pennsylvania facility. Rent and related reimbursements paid to the Company's affiliates by the Foundation amounted to $304,000, $304,000 and $262,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

        The Company incurred legal and consulting expenses aggregating approximately $5.3 million, $5.3 million and $6.5 million in 2000, 1999 and 1998, respectively, from firms in which directors of the Company are partners or principals.

        At both December 31, 2000 and 1999, the Company had notes receivable from officers totalling $56,000 that are accounted for as a reduction of shareholders' equity. The interest rates on the notes range from 6% to 8%.

        The Company has arranged an executive loan program with a financial institution. The institution provides personal demand loans to officers of the Company at a floating interest rate equal to the financial institution's prime rate minus 1/2%. Such loans are collateralized by Class A Common stock beneficially owned by the officer and a Company treasury security. The Company has agreed to purchase any loan made to an officer (including accrued interest and related expenses) from the financial institution in the event that the borrower defaults on the loan. The amount of loans outstanding to current employees as of December 31, 2000 under this program was $2.7 million.

12.	Commitments and Contingencies

For the years ended December 31, 2000, 1999 and 1998, total rent expense was $3.4 million, $2.7 million and $2.6 million, respectively. At December 31, 2000, the Company was obligated under noncancelable operating leases for office space with aggregate minimum annual rentals of $4.0 million in 2001, $4.9 million in 2002, $4.9 million in 2003, $4.5 million in 2004 and $15.6 million thereafter.

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

        The Company has provided guarantees of approximately $9.7 million, primarily related to loans on properties in which the Company has an interest.

        The Company is continuously involved in numerous lawsuits arising, for the most part, in the ordinary course of business, either as a liability insurer defending third party claims brought against its insureds, or as an insurer defending coverage claims brought against it by its policyholders or other insurers. While the outcome of all litigation involving the Company, including insurance-related litigation, cannot be determined, litigation is not expected to result in losses that differ from recorded reserves by amounts that would be material to the Company's financial condition, results of operations or liquidity. In addition, reinsurance recoveries related to claims in litigation, net of the allowance for uncollectible reinsurance, are not expected to result in recoveries that differ from recorded receivables by amounts that would be material to the Company's financial condition, results of operations or liquidity.

13.	Cost Reduction Initiatives

During 1997, the Company recorded a $7.0 million pre-tax charge ($4.6 million after-tax) in operating expenses for costs associated with nonvoluntary terminations of approximately 60 employees in various operational and management positions. As of December 31, 2000, approximately $2.6 million of such charges remained in accounts payable, accrued expenses and other liabilities on the balance sheet.

14.	Shareholders' Equity

Effective on the close of business April 24, 2000, the Company eliminated its class of Common stock from the Company's authorized capital and reclassified each issued share of Common stock into one share of Class A Common stock. In addition, the Company authorized 2,000,000 shares of undesignated Preferred stock, $0.01 par value per share. There are no shares of Preferred stock issued or outstanding.

        In 2000, the Company's Board of Directors adopted a shareholder rights plan that will expire on May 22, 2010. The rights automatically attached to each share of Class A Common stock. Generally, the rights become exercisable after the acquisition of 15% or more of the Company's Class A Common stock and permit rights-holders to purchase the Company's Class A Common stock or that of an acquirer at a substantial discount. The Company may redeem the rights for $0.001 per right at any time prior to an acquisition.

        The Company declared dividends on its Common stock of $0.08 per share and $0.32 per share in 2000 and 1999, respectively. The Company declared dividends on its Class A Common stock of $0.39 per share and $0.36 per share in 2000 and 1999, respectively.

        Changes in Common stock and Class A Common stock shares were as follows:

	2000	1999	1998

Class A Common stock:
Balance at beginning of year	11,358,280	10,486,677	9,156,682
Conversion of Common stock into Class A Common stock	13,084,665	871,603	1,329,995

Balance at end of year	24,442,945	11,358,280	10,486,677

Common stock:
Balance at beginning of year	13,084,665	13,956,268	15,286,263
Conversion of Common stock into Class A Common stock	(13,084,665)	(871,603)	(1,329,995)

Balance at end of year	–	13,084,665	13,956,268

Treasury stock - Class A Common stock:
Balance at beginning of year	1,665,426	648,714	38,947
Purchase of treasury shares	988,800	1,526,500	995,909
Reissuance of treasury shares under employee benefit plans	(220,604)	(509,788)	(386,142)
Conversion of Common stock into Class A Common stock	436,007	–	–

Balance at end of year	2,869,629	1,665,426	648,714

Treasury stock - Common stock:
Balance at beginning of year	436,007	436,007	435,474
Conversion of Common stock into Class A Common stock	(436,007)	–	–
Purchase of treasury shares	–	–	533

Balance at end of year	–	436,007	436,007

Notes to Consolidated Financial Statements (continued)

        In 1998, the Company's Board of Directors authorized a plan to repurchase shares of Common stock and Class A Common stock in an amount not to exceed $25.0 million. The Company's Board of Directors authorized an additional $15.0 million and $50.0 million of share repurchase authority in 2000 and 1999, respectively. Since the inception of its share repurchase program, PMA Capital has repurchased a total of approximately 3.5 million shares at a cost of $67.5 million, which represents approximately 15% of the outstanding shares (1.0 million shares at a cost of $18.4 million in 2000; 1.5 million shares at a cost of $30.2 million in 1999; and 1.0 million shares at a cost of $18.8 million in 1998). PMA Capital's remaining share repurchase authorization at December 31, 2000 is $22.5 million. Decisions regarding share repurchases are subject to prevailing market conditions and an evaluation of the costs and benefits associated with alternative uses of capital.

        The Company's domestic insurance subsidiaries' ability to pay dividends to the holding company is limited by the insurance laws and regulations of Pennsylvania. Under Pennsylvania laws and regulations, dividends may not be paid without prior approval of the Pennsylvania Insurance Commissioner in excess of the greater of (i) 10% of policyholders' surplus as of the end of the preceding year or (ii) statutory net income for the preceding year, but in no event to exceed statutory unassigned surplus. Effective September 30, 2000, PMA Capital realigned the ownership structure of its domestic statutory insurance companies, such that all of PMA Capital's domestic insurance entities are now owned by PMA Capital Insurance Company (formerly known as PMA Reinsurance Corporation).

        As a result of this statutory realignment, dividends from the Pooled Companies and Caliber One Indemnity Company may not be paid directly to PMA Capital. Instead, only PMA Capital Insurance Company, a Pennsylvania domiciled company, may pay dividends directly to PMA Capital. As of December 31, 2000, approximately $53 million of dividends are available to be paid to PMA Capital without the prior approval of the Pennsylvania Insurance Commissioner during 2001. As of December 31, 2000, The PMA Insurance Group can pay up to $20.1 million in dividends to PMA Capital Insurance Company during 2001. Under Delaware law (which is substantially similar to Pennsylvania law with respect to dividends), Caliber One can pay up to $5.5 million in dividends to PMA Capital Insurance Company in 2001. Dividends received from subsidiaries were $36.0 million, $43.2 million and $35.5 million in 2000, 1999 and 1998, respectively.

        PMA Capital's dividends to shareholders are restricted by its debt agreements. Under the terms of the Credit Facility and the Letter of Credit Agreement, under the most restrictive debt covenant, the Company could pay dividends of approximately $9.5 million in 2001.

15.	Earnings Per Share

A reconciliation of the shares used as the denominator of the basic and diluted earnings per share computations is presented below:

	2000	1999	1998

Basic shares - weighted average
Common and Class A Common
shares outstanding	21,898,967	22,976,326	23,608,618
Effect of dilutive
stock options	454,655	809,590	916,270

Total diluted shares	22,353,622	23,785,916	24,524,888

For all years presented, there were no differences in the numerator (income before cumulative effect of accounting change) for the basic and diluted earnings per share calculation.

        The effect of 840,500, 12,500 and 42,000 stock options were excluded from the computation of diluted earnings per share because they would have been anti-dilutive for 2000, 1999 and 1998, respectively.

16.	Business Segments

The Company's pre-tax operating income (loss) by principal business segment, and net income were:

(dollar amounts in thousands)	2000	1999	1998

Components of pre-tax operating income (loss) and net income(1):
PMA Re	$(7,297)	$50,319	$46,408
The PMA Insurance Group:
Excluding Run-off Operations	21,646	18,389	10,018
Run-off Operations	(45)	(189)	452

Total	21,601	18,200	10,470
Caliber One	(7,014)	83	(1,606)
Corporate and Other	(19,142)	(20,765)	(21,948)

Pre-tax operating income (loss)	(11,852)	47,837	33,324
Net realized investment gains (losses)	11,975	(7,745)	21,745

Income before income taxes and cumulative effect of accounting change	123	40,092	55,069
Income tax expense (benefit)	(1,202)	11,739	10,335

Income before cumulative effect of accounting change	1,325	28,353	44,734
Cumulative effect of accounting change, net of tax	–	(2,759)	–

Net income	$1,325	$25,594	$44,734

(1)

Operating income differs from net income under GAAP because operating income excludes net realized investment gains and losses. Pre-tax operating income (loss) represents income (loss) from continuing operations before income taxes, excluding net realized investment gains and losses. The Company excludes net realized investment gains (losses) from the profit and loss measure it utilizes to assess the performance of its operating segments because (i) net realized investment gains (losses) are unpredictable and not necessarily indicative of current operating fundamentals or future performance and (ii) in many instances, decisions to buy and sell securities are made at the holding company level, and such decisions result in net realized gains (losses) that do not relate to the operations of the individual segments.

The Company's revenues, substantially all of which are generated within the U.S., by principal business segment were as follows:

(dollar amounts in thousands)	2000	1999	1998

Revenues:
PMA Re	$302,234	$351,548	$278,293
The PMA Insurance Group:
Excluding Run-off
Operations	306,333	277,890	311,469
Run-off Operations	4,083	4,412	4,761

Total	310,416	282,302	316,230
Caliber One	33,223	27,188	3,203
Corporate and Other	2,142	1,824	4,010
Net realized investment
gains (losses)	11,975	(7,745)	21,745

Total revenues	$659,990	$655,117	$623,481

The Company recorded amortization and depreciation expense of $7.4 million, $7.4 million and $7.1 million in 2000, 1999 and 1998, respectively. PMA Re, The PMA Insurance Group and Caliber One recorded amortization and depreciation expense of $1.8 million, $3.6 million and $1.1 million respectively, in 2000; $2.8 million, $3.0 million and $600,000, respectively, in 1999; and $2.0 million, $4.2 million and $300,000, respectively, in 1998.

        The Company's total assets by principal business segment were as follows:

(dollar amounts in thousands)	2000	1999	1998

Assets(1):
PMA Re	$1,539,853	$1,351,962	$1,417,901
The PMA Insurance Group:
Excluding Run-off
Operations	1,640,450	1,667,673	1,883,575
Run-off Operations	47,926	79,003	95,110

Total	1,688,376	1,746,676	1,978,685
Caliber One	239,660	160,194	69,083
Corporate and Other	1,517	(13,745)	(4,951)

Total assets	$3,469,406	$3,245,087	$3,460,718

(1)	Equity investments in subsidiaries, which eliminate in consolidation, are excluded from total assets for each segment.

PMA Re distributes its products through major reinsurance brokers, and PMA Re's top four such brokers accounted for approximately 83% of PMA Re's gross premiums in force at December 31, 2000. During 2000, 1999 and 1998, total revenues amounting to $75.7 million, $158.8 million and $70.6 million, respectively,

Notes to Consolidated Financial Statements (continued)

were placed through brokers which individually exceeded 10% of the Company's total revenue. In 2000, 1999 and 1998, casualty reinsurance lines at PMA Re represented 28.9%, 35.3% and 35.5%, respectively, of the Company's total net premiums written.

        The PMA Insurance Group's operations are concentrated in seven contiguous states in the Mid-Atlantic and Southern regions of the U.S. As such, economic trends in individual states may not be independent of one another. Also, The PMA Insurance Group's products are highly regulated by each of these states. For many of The PMA Insurance Group's products, the insurance departments of the states in which it conducts business must approve rates and policy forms. In addition, workers' compensation benefits are determined by statutes and regulations in each of these states. While The PMA Insurance Group considers factors such as rate adequacy, regulatory climate and economic factors in its underwriting process, unfavorable developments in these factors could have an adverse impact on the Company's financial condition and results of operations. In 2000, 1999 and 1998, workers' compensation net premiums written at The PMA Insurance Group represented 36.9%, 31.8% and 39.4%, respectively, of the Company's total net premiums written.

        The Company actively manages its exposure to catastrophes through its underwriting process, where the Company generally monitors the accumulation of insurable values in catastrophe prone regions. Also, in writing property reinsurance coverages, PMA Re typically requires per occurrence loss limitations for contracts that could have catastrophe exposure. Through per risk reinsurance, the Company manages its net retention in each exposure. PMA Re's property per occurrence reinsurance provides catastrophe protection of $50.0 million in excess of $10.0 million on its traditional property book. Under certain conditions, PMA Re may recover $6.0 million of the $10.0 million retention for multiple net catastrophe losses. PMA Re also maintains catastrophe protection of $12.5 million in excess of $5.0 million for property exposures underwritten by its Finite Risk and Financial Products unit. PMA Re can also recover an additional $40.0 million of Finite Risk and Financial Products occurrence losses under certain industry loss scenarios. The PMA Insurance Group maintains catastrophe reinsurance protection of $27.7 million excess of $850,000 and Caliber One maintains catastrophe reinsurance protection of $17.5 million excess of $2.5 million. The Company's loss and LAE ratios have not been significantly impacted by catastrophes in 2000, 1999 or 1998. Although the Company believes that it has adequate reinsurance to protect against the estimated probable maximum gross loss from a catastrophe, an especially severe catastrophe or series of catastrophes could exceed the Company's reinsurance and/or retrocessional protection and may have a material adverse impact on the Company's financial condition, results of operations and liquidity.

17.	Statutory Financial Information

These consolidated financial statements vary in certain respects from those prepared using statutory accounting practices prescribed or permitted by the Pennsylvania Insurance Department and the Delaware Insurance Department, (collectively "SAP"). Prescribed SAP includes state laws, regulations and general administrative rules, as well as a variety of National Association of Insurance Commissioners ("NAIC") publications. Permitted SAP encompasses all accounting practices that are not prescribed. In 1998, the NAIC adopted the Codification of Statutory Accounting Principles ("Codification") guidance, which will replace the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting. Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas, such as deferred income taxes. Effective December 31, 2000, the Company's insurance subsidiaries implemented the Codification guidelines, resulting in an increase of $20.5 million in its statutory surplus.

        SAP net income (loss) and capital and surplus for PMA Capital's domestic insurance subsidiaries are as follows:

(dollar amounts in thousands)	2000	1999	1998

SAP net income (loss):
PMA Capital Insurance Co.	$8,920	$34,412	$29,746
The PMA Insurance Group	4,847	6,963	23,034
Caliber One Indemnity Co.	5,233	(5,453)	(90)

Total	$19,000	$35,922	$52,690

SAP capital and surplus:
PMA Capital Insurance Co.	$529,631	$287,635	$287,466
The PMA Insurance Group	254,633	265,162	281,947
Caliber One Indemnity Co.	42,859	32,838	25,032
Eliminations(1)	(297,492)	(32,838)	(25,032)

Total	$529,631	$552,797	$569,413

(1)

Caliber One Indemnity Company's surplus is eliminated as it is included in the statutory surplus of PMA Capital Insurance Company. At December 31, 2000, the surplus of The PMA Insurance Group's domestic insurance subsidiaries is eliminated as it is included in the statutory surplus of PMA Capital Insurance Company.

A reconciliation of PMA Capital's domestic insurance subsidiaries' SAP net income to the Company's GAAP net income is as follows:

(dollar amounts in thousands)	2000	1999	1998

SAP net income - domestic insurance subsidiaries	$19,000	$35,922	$52,690
GAAP adjustments:
Change in deferred acquisition costs	(109)	(1,159)	4,504
Benefit (provision) for deferred income taxes	(5,205)	3,937	14,012
Cumulative effect of accounting change	–	(2,759)	–
Allowance for doubtful accounts	(454)	1,750	–
Guaranty fund and loss based assessments	1,362	1,306	–
Other	(5,733)	4,700	4,366

GAAP net income - domestic insurance subsidiaries	8,861	43,697	75,572
Other entities and eliminations	(7,536)	(18,103)	(30,838)

GAAP net income	$1,325	$25,594	$44,734

A reconciliation of PMA Capital's domestic insurance subsidiaries' SAP capital and surplus to the Company's GAAP shareholders' equity is as follows:

(dollar amounts in thousands)	2000	1999	1998

SAP capital and surplus - domestic insurance subsidiaries	$529,631	$552,797	$569,413
GAAP adjustments:
Deferred acquisition costs	48,522	52,574	49,803
Deferred income taxes	41,843	80,602	71,835
Allowance for doubtful accounts	(16,152)	(21,650)	(19,650)
Retirement accruals	(346)	(9,965)	(10,244)
Reversal of non-admitted assets	45,815	21,136	22,727
Unrealized gain (loss) on fixed maturities available for sale	(12,789)	(40,654)	27,703
Other	10,224	8,241	12,279

GAAP shareholders' equity - domestic insurance subsidiaries	646,748	643,081	723,866
Other entities and eliminations	(206,702)	(213,938)	(212,386)

GAAP shareholders' equity	$440,046	$429,143	$511,480

18.	Dispositions

Effective July 1, 1998, the Company sold PMA Insurance, Cayman Ltd., one of the entities included in The PMA Insurance Group's Run-off operations, which reinsures claims for certain policies written by other members of The PMA Insurance Group, to a third party for a purchase price of $1.8 million and recorded an after-tax loss of $1.6 million. This transaction included the transfer of $231.5 million in cash and invested assets to the buyer. At December 31, 2000, the Company has recorded $221.3 million in reinsurance receivables related to this transaction, all of which are secured by assets in trust or by letters of credit. If the actual claim payments in the aggregate exceed the estimated payments upon which the loss reserves have been established, the Company has agreed to indemnify the buyer, up to a maximum of $15.0 million. If the actual claim payments in the aggregate are less than the estimated payments upon which the loss reserves have been established, the Company will participate in such favorable loss reserve development.

Report of Independent Accountants

PRICEWATERHOUSECOOPERS (LOGO)

To the Board of Directors and Shareholders of
PMA Capital Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows, shareholders’ equity and comprehensive income (loss) present fairly, in all material respects, the financial position of PMA Capital Corporation and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Two Commerce Square
2001 Market Street
Philadelphia, PA
February 7, 2001

Quarterly Financial Information (Unaudited)

The following unaudited quarterly financial data are presented on a consolidated basis for each of the years ended December 31, 2000 and 1999. Quarterly financial results necessarily rely on estimates and caution is required in drawing specific conclusions from quarterly consolidated results.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2000
Income Statement Data:
Total revenues	$151,555	$177,894	$153,480	$177,061
Income (loss) before income taxes	6,739	15,807	(38,989)	16,566
Net income (loss)	4,378	10,140	(25,362)	12,169

Per Share Data:
Net income (loss) (Basic)	$0.20	$0.46	$(1.17)	$0.56
Net income (loss) (Diluted)	$0.19	$0.45	$(1.17)	$0.56

Class A Common Stock Prices:
High	$20.00	$19.00	$19.00	$18.00
Low	16.06	15.88	16.25	15.25
Close	17.50	19.00	18.00	17.25

1999
Income Statement Data:
Total revenues	$140,446	$157,168	$156,034	$201,469
Income before income taxes	13,147	6,381	10,369	10,195
Income before cumulative effect of accounting change	8,468	6,746	6,512	6,627
Net income	5,709	6,746	6,512	6,627

Per Share Data:
Basic:
Income before cumulative effect of accounting change	$0.37	$0.29	$0.28	$0.29
Net income	$0.25	$0.29	$0.28	$0.29
Diluted:
Income before cumulative effect of accounting change	$0.35	$0.28	$0.27	$0.28
Net income	$0.24	$0.28	$0.27	$0.28

Class A Common Stock Prices:
High	$20.31	$21.00	$21.00	$20.38
Low	17.63	19.00	19.38	19.38
Close	20.13	20.56	20.00	19.88

The Company had approximately 310 recordholders at January 31, 2001. In the first quarter of 2000, the Company declared a quarterly dividend of $0.08 and $0.09 per share for its Common stock and Class A Common stock, respectively. In the second quarter of 2000, the Company declared a quarterly dividend of $0.09 per share for its Class A Common stock. In the third and fourth quarters of 2000, the Company declared a quarterly dividend of $0.105 per share for its Class A Common stock. For each of the quarters in 1999, the Company declared a quarterly dividend of $0.08 and $0.09 per share for its Common stock and Class A Common stock, respectively. See Note 14 for a discussion of a change in the Company's capital structure in 2000, which effectively converted all shares of Common stock to Class A Common stock.

Securities Listing

The Corporation's Class A Common stock is listed on The Nasdaq Stock Market®. It trades under the stock symbol: PMACA

Dividends

PMA Capital Corporation's quarterly dividends on Class A Common stock are paid on or about the first day of January, April, July and October.