Form 10-K, Exhibit 13
period 2001-12-31
PMA CAPITAL CORP
filed 2002-03-19
CIK 1041665

P M A C A P I T A L

Selected Financial Data

(dollar amounts in thousands, except per share data)	2001(1)	2000(1)	1999	1998	1997(1)

Net premiums written	$769,058	$545,555	$563,510	$474,761	$381,282

Consolidated Results of Operations:
Net premiums earned	$732,440	$531,424	$540,087	$466,715	$375,951
Net investment income	86,945	102,591	110,057	120,125	133,392
Net realized investment gains (losses)	7,988	11,975	(7,745)	21,745	8,598
Other revenues	22,599	14,000	12,718	14,896	13,617

Total consolidated revenues	$849,972	$659,990	$655,117	$623,481	$531,558

Income before extraordinary loss and
cumulative effect of accounting change	$7,103	$1,325	$28,353	$44,734	$19,753
Extraordinary loss from early extinguishment
of debt, net of related tax effect(2)	--	--	--	--	(4,734)
Cumulative effect of accounting change,
net of related tax effect(3)	--	--	(2,759)	--	--

Net income	$7,103	$1,325	$25,594	$44,734	$15,019

Per Share Data:
Weighted average shares:
Basic	21,831,725	21,898,967	22,976,326	23,608,618	23,855,031
Diluted	22,216,695	22,353,622	23,785,916	24,524,888	24,567,378
Income before extraordinary loss and
cumulative effect of accounting change:
Basic	$0.33	$0.06	$1.23	$1.89	$0.83
Diluted	0.32	0.06	1.19	1.82	0.80
Net income per share:
Basic	0.33	0.06	1.11	1.89	0.63
Diluted	0.32	0.06	1.08	1.82	0.61
Dividends paid per Common share(4)	--	0.16	0.32	0.32	0.32
Dividends paid per Class A Common share(4)	0.42	0.375	0.36	0.36	0.36
Shareholders' equity per share	19.64	20.40	19.21	21.90	19.96

Consolidated Financial Position:
Total investments	$1,775,335	$1,826,949	$1,918,035	$2,325,409	$2,194,738
Total assets	3,802,979	3,469,406	3,245,087	3,460,718	3,057,258
Reserves for unpaid losses and LAE	2,324,439	2,053,138	1,932,601	1,940,895	2,003,187
Debt	62,500	163,000	163,000	163,000	203,000
Shareholders' equity	612,006	440,046	429,143	511,480	478,347

(1)	Operating results in 2001, 2000 and 1997 were impacted by approximately $22 million, $60 million and $12 million, respectively, of reserve strengthening, restructuring and other special charges.
(2)	In 1997, the Company refinanced substantially all of its long-term debt resulting in a $4.7 million extraordinary loss, net of tax effect.
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

P M A C A P I T A L

(dollar amounts in thousands, except per share data)	2001(1)	2000(1)	1999	1998	1997(1)

Pre-tax operating income (loss)(5):
PMA Re	$(3,062)	$(7,297)	$50,319	$46,408	$45,957
The PMA Insurance Group	23,148	21,601	18,200	10,470	(3,680)
Caliber One	(26,168)	(7,014)	83	(1,606)	--
Corporate and Other	(6,322)	(19,142)	(20,765)	(21,948)	(25,722)

Pre-tax operating income (loss)	(12,404)	(11,852)	47,837	33,324	16,555
Net realized investment gains (losses)	7,988	11,975	(7,745)	21,745	8,598

Income (loss) before income taxes,
extraordinary loss and cumulative
effect of accounting change	(4,416)	123	40,092	55,069	25,153
Income tax expense (benefit)	(11,519)	(1,202)	11,739	10,335	5,400

Income before extraordinary loss and
cumulative effect of accounting change	7,103	1,325	28,353	44,734	19,753
Extraordinary loss from early extinguishment
of debt, net of related tax effect(2)	--	--	--	--	(4,734)
Cumulative effect of accounting change,
net of related tax effect(3)	--	--	(2,759)	--	--

Net income	$7,103	$1,325	$25,594	$44,734	$15,019

GAAP Ratios for Insurance Segments:
PMA Re:
Loss and LAE ratio	87.4%	91.6%	70.4%	68.9%	69.6%
Expense ratio	26.8%	31.7%	32.1%	34.8%	34.2%

Combined ratio(6)	114.2%	123.3%	102.5%	103.7%	103.8%

Operating ratio(7)	100.9%	102.9%	82.9%	79.2%	71.9%

The PMA Insurance Group:
Loss and LAE ratio	74.7%	74.9%	75.1%	81.6%	91.1%
Expense ratio(8)	26.7%	29.3%	31.7%	33.7%	42.8%
Policyholders' dividend ratio	4.1%	7.5%	8.6%	7.3%	6.9%

Combined ratio(6)	105.5%	111.7%	115.4%	122.6%	140.8%

Operating ratio(7)	94.1%	92.7%	92.7%	95.9%	102.2%

Caliber One(9):
Loss and LAE ratio	130.2%	105.8%	76.5%	--	--
Expense ratio	33.1%	33.9%	33.1%	--	--

Combined ratio(6)	163.3%	139.7%	109.6%	--	--

Operating ratio(7)	156.5%	124.3%	99.7%	--	--

(5)

Pre-tax operating income (loss) excludes net realized investment gains (losses). Pre-tax operating income by business segment for all periods is unaudited and has been presented in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” which the Company adopted on January 1, 1998. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 14 to the Company’s Consolidated Financial Statements. The Company excludes net realized investment gains (losses) from the profit and loss measure it utilizes to assess the performance of its operating segments because (i) net realized investment gains (losses) are unpredictable and not necessarily indicative of current operating fundamentals or future performance and (ii) in many instances, decisions to buy and sell securities are made at the holding company level, and such decisions result in net realized gains (losses) that do not relate to the operations of the individual segments.

(6)

The combined ratio computed on a GAAP basis is equal to losses and loss adjustment expenses plus acquisition expenses, operating expenses and policyholders’ dividends (where applicable), all divided by net premiums earned.

(7)	The operating ratio is equal to the combined ratio less the net investment income ratio, which is computed by dividing net investment income by net earned premiums.
(8)

The GAAP operating expense ratios exclude $8.8 million, $7.0 million, $7.9 million, $9.0 million and $9.3 million for the years ended December 31, 2001, 2000, 1999, 1998 and 1997, respectively, of PMA Management Corp. direct expenses related to service revenues, which are not included in premiums earned. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(9)

Caliber One was formed in 1997 and its results prior to 1999 were not material to the underwriting ratios of the Company; accordingly, the ratios for Caliber One have not been presented for these years.

P M A C A P I T A L

Management's Discussion and Analysis of Financial Condition
and Results of Operations

The following is a discussion of the financial condition of PMA Capital Corporation and its consolidated subsidiaries (“PMA Capital” or the “Company” which also may be referred to as “we” or “us”) as of December 31, 2001, compared with December 31, 2000, and the results of operations of PMA Capital for 2001 and 2000, compared with the immediately preceding year. The balance sheet information presented below is as of December 31 for each respective year. The statement of operations information is for the year ended December 31 for each respective year.

        This discussion and analysis should be read in conjunction with our audited Consolidated Financial Statements and Notes thereto presented on pages 49 to 72 in this Annual Report. You should also read our Critical Accounting Policies beginning on page 46 for an explanation of those accounting policies that we believe are most important to the portrayal of our financial condition and results of operations and that require our most difficult, subjective and complex judgements.

        This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements, including those made in the Business Outlook section, which involve inherent risks and uncertainties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based upon current estimates, assumptions and projections. Actual results may differ materially from those projected in such forward-looking statements, and therefore, you should not place undue reliance on them. See the Cautionary Statements on page 48 for a list of factors that could cause actual results to differ materially from those contained in any forward-looking statement. Also, see the Risk Factors in our Form 10-K for the year ended December 31, 2001 (“2001 Form 10-K”) for a further discussion of risks that could materially affect our business.

Consolidated Results

The major components of operating revenues, pre-tax operating income (loss) and net income are as follows:

(dollar amounts in thousands)	2001	2000	1999

Operating revenues:
Net premiums written	$769,058	$545,555	$563,510

Net premiums earned	$732,440	$531,424	$540,087
Net investment income	86,945	102,591	110,057
Other revenues	22,599	14,000	12,718

Total operating revenues	$841,984	$648,015	$662,862

Components of pre-tax operating income (loss)(1) and net income:
PMA Re	$(3,062)	$(7,297)	$50,319
The PMA Insurance Group	23,148	21,601	18,200
Caliber One	(26,168)	(7,014)	83
Corporate and Other	(6,322)	(19,142)	(20,765)

Pre-tax operating income (loss)	(12,404)	(11,852)	47,837
Net realized investment gains (losses)	7,988	11,975	(7,745)

Income (loss) before income taxes and
cumulative effect of accounting change	(4,416)	123	40,092
Income tax expense (benefit)	(11,519)	(1,202)	11,739

Income before cumulative effect of accounting change	7,103	1,325	28,353
Cumulative effect of accounting change, net of tax	--	--	(2,759)

Net income	$7,103	$1,325	$25,594

(1)

Operating income (loss) differs from net income under GAAP because operating income excludes net realized investment gains and losses. Pre-tax operating income (loss) is defined as income (loss) from continuing operations before income taxes, excluding net realized investment gains and losses. We exclude net realized investment gains (losses) from the profit and loss measure we utilize to assess the performance of our operating segments because (i) net realized investment gains (losses) are unpredictable and not necessarily indicative of current operating fundamentals or future performance and (ii) in many instances, decisions to buy and sell securities are made at the holding company level, and such decisions result in net realized gains (losses) that do not relate to the operations of the individual segments.

P M A C A P I T A L

        Consolidated operating revenues were $842.0 million, $648.0 million and $662.9 million in 2001, 2000 and 1999, respectively. The increase in operating revenues in 2001, compared to 2000, primarily reflects higher net premiums earned for all three business segments, partially offset by lower net investment income. The decrease in operating revenues in 2000, compared to 1999, primarily reflects lower net premiums earned at PMA Re and lower net investment income, partially offset by higher net premiums earned at The PMA Insurance Group and Caliber One.

        Operating income (loss) is one of the primary performance measures we use to monitor and assess the performance of our insurance operations. Operating income (loss) differs from net income under GAAP because operating income excludes net realized investment gains and losses. In 2001, we recorded a pre-tax operating loss of $12.4 million (operating income of $1.9 million after-tax), compared to a pre-tax operating loss of $11.9 million ($6.5 million after-tax) in 2000 and pre-tax operating income of $47.8 million ($33.4 million after-tax) in 1999. The 2001 results include a charge of approximately $30 million pre-tax (approximately $20 million after-tax) relating to losses resulting from the attack on the World Trade Center and losses of $22.2 million pre-tax ($14.4 million after-tax) due to higher than expected losses and loss adjustment expenses (“LAE”) at Caliber One. These losses were partially offset by a pre-tax gain of $9.8 million ($6.4 million after-tax) on the sale of certain real estate properties recorded in Corporate and Other. In addition, after-tax operating income for 2001 includes a tax benefit of $10.1 million resulting from the completion of an IRS examination of our 1996 federal income tax return.

        The 2000 operating loss includes a charge of approximately $60 million pre-tax (approximately $40 million after-tax) for higher than expected losses and LAE in certain lines of business written by PMA Re. To a lesser extent, the 2000 results also reflect higher losses from certain lines of business written by Caliber One. Improved earnings at The PMA Insurance Group and a lower effective tax rate in 2000, compared to 1999, partially offset the decline in earnings at PMA Re and Caliber One.

        Net income was $7.1 million, $1.3 million and $25.6 million in 2001, 2000 and 1999, respectively. Net income for 1999 includes an after-tax charge of $2.8 million for the effect of adopting Statement of Position (“SOP”) 97-3, “Accounting by Insurance and Other Enterprises for Insurance-Related Assessments.” See Recent Accounting Pronouncements on page 45 for additional information.

        Net income also includes after-tax gains and losses on the sale of investments. The timing and recognition of such gains and losses are unpredictable and are not indicative of current operating fundamentals or future performance of our operating segments. Accordingly, such gains and losses are not included as a component of operating income (loss). After-tax net realized investment gains were $5.2 million and $7.8 million for 2001 and 2000, respectively, and after-tax net realized investment losses were $5.0 million in 1999. Throughout 2000 and into the first half of 2001, we shifted the mix of our invested asset portfolio from U.S. Treasury and agency securities to corporate bonds and structured securities as a means to enhance the portfolio’s yield. As a result of investment sales pursuant to this strategy and given the declining interest rates in 2001, we recorded after-tax net realized investment gains in 2001.The realized investment gains in 2000 reflect the sale of equity securities, which had reached our targeted price level. The realized investment losses for 1999 reflect sales of securities in a rising interest rate environment in order to invest in yield enhancing investment opportunities.

Impact on 2001 Results from the September 11th Terrorist Attack on the World Trade Center

PMA Re’s pre-tax results for 2001 were adversely impacted by approximately $30 million as a result of losses from the September 11th terrorist attack on the World Trade Center. The pre-tax charge of approximately $30 million consists of total assumed losses of approximately $135 million, which is before (1) reinsurance recoveries, (2) additional premiums due to PMA Re’s retrocessionaires, and (3) additional premiums due to PMA Re on its assumed business. Of these losses, approximately 80% were property losses, primarily from property excess of loss and property catastrophe coverages. The remaining 20% were casualty losses, primarily from umbrella coverages and, to a lesser extent, workers’ compensation coverages. PMA Re

P M A C A P I T A L

Management's Discussion and Analysis (continued)

expects to recover approximately $80 million of its total loss from its retrocessionaires under existing retrocessional contracts after deducting additional ceded premiums of approximately $30 million due to its retrocessionaires. In addition, PMA Re expects to collect approximately $25 million of additional premiums from its ceding companies under contractual provisions of their assumed reinsurance contracts. Caliber One’s net losses and LAE for 2001 include approximately $1 million of net property losses related to the September 11th terrorist attack on the World Trade Center, net of $9 million of ceded losses. Approximately 30% of our reinsurance receivables are secured by collateral, such as letters of credit or funds held. Substantially all of the remainder is from reinsurers and retrocessionaires rated “A-”or better by nationally recognized insurance rating agencies. Accordingly, we expect all receivables to be fully collectible. Our estimate of losses from the terrorist attack on the World Trade Center and amounts due to us for reinsurance recoveries and additional premiums are based on our analysis to date of known exposures. However, it is difficult to fully estimate our losses from the attack given the uncertain nature of damage theories and loss amounts, and the development of additional facts related to the attack. As more information becomes available, we may need to increase our estimate of these losses.

        As a result of the losses from the attack on the World Trade Center, the insurance rating agencies placed the financial strength rating of many insurance and reinsurance companies under review. Specifically, A.M. Best, Standard & Poor’s and Moody’s placed the financial strength rating of PMA Capital Insurance Company (“PMACIC”) under review. In addition, because Standard & Poor’s rating of PMACIC also covers the insurance subsidiaries through which The PMA Insurance Group underwrites its business (the “Pooled Companies”), the financial strength rating of those subsidiaries was also placed under review. In late December 2001 and early January 2002, all three rating agencies removed these insurance subsidiaries from their watchlists and affirmed their financial strength ratings.

Business Outlook

Based on management’s current expectations, the estimated range of consolidated after-tax operating earnings for 2002 is between $1.40 and $1.55 per diluted share. In 2002, we expect price increases across all of our businesses to contribute to strong growth in premiums with the most significant growth coming from PMA Re, our reinsurance business. Based on current market trends, we expect rate increases, as measured by the increase in premiums on PMA Re’s renewal business, to average between 30-50% in 2002 in its property and casualty lines. At The PMA Insurance Group, we expect price increases for workers’ compensation business to average 15%, with higher rate increases for the other commercial lines. At Caliber One, we expect premium rates to rise significantly for excess and surplus lines coverages. As the favorable effects of both price increases and improved terms and conditions are earned into our results over the next 12 to 18 months, we expect to achieve our combined ratio goal of 100% or better for PMA Re and Caliber One, and 104% or better for The PMA Insurance Group.

        These statements are forward-looking. Actual results may differ materially from management’s current expectations as a result of the factors described in the cautionary statements accompanying the forward-looking statements and other factors described in the Cautionary Statements on page 48. Also, see the Risk Factors described in our 2001 Form 10-K.

P M A C A P I T A L

PMA Re

Summarized financial results of PMA Re are as follows:

(dollar amounts in thousands)	2001	2000	1999

Net premiums written	$360,604	$261,505	$278,998

Net premiums earned	$340,401	$251,109	$293,862
Net investment income	45,361	51,125	57,686

Operating revenues	385,762	302,234	351,548

Losses and LAE	297,623	229,925	206,891
Acquisition and
operating expenses	91,201	79,606	94,338

Total losses and expenses	388,824	309,531	301,229

Pre-tax operating income (loss)	$(3,062)	$(7,297)	$50,319

Combined ratio	114.2%	123.3%	102.5%
Less: net investment income ratio	13.3%	20.4%	19.6%

Operating ratio	100.9%	102.9%	82.9%

PMA Re recorded pre-tax operating losses of $3.1 million in 2001 and $7.3 million in 2000, and pre-tax operating income of $50.3 million in 1999. The operating loss in 2001 includes a pre-tax charge of approximately $30 million relating to the effects of the losses caused by the attack on the World Trade Center. The operating loss in 2000 includes a pre-tax charge of approximately $60 million relating to the effects of higher than expected losses and LAE. For additional information, see the discussion in Losses and Expenses on page 32.

Premiums

PMA Re’s gross premiums written by business unit and major lines of business are as follows:

(dollar amounts in thousands)	2001	2000	1999

Business Unit:
Finite Risk and
Financial Products	$244,527	$109,062	$69,989
Traditional - Treaty	171,318	224,226	180,475
Specialty - Treaty	34,180	50,971	88,433
Facultative	26,566	10,564	4,710

Total	$476,591	$394,823	$343,607

Major Lines of Business:
Casualty	$266,672	$268,877	$246,660
Property	206,940	123,393	95,183
Other	2,979	2,553	1,764

Total	$476,591	$394,823	$343,607

PMA Re's net premiums written by business unit and major lines of business are as follows:

(dollar amounts in thousands)	2001	2000	1999

Business Unit:
Finite Risk and
Financial Products	$209,939	$89,254	$69,551
Traditional - Treaty	115,814	134,724	137,686
Specialty - Treaty	26,252	34,062	68,818
Facultative	8,599	3,465	2,943

Total	$360,604	$261,505	$278,998

Major Lines of Business:
Casualty	$186,603	$157,887	$199,113
Property	171,056	101,086	78,148
Other	2,945	2,532	1,737

Total	$360,604	$261,505	$278,998

Gross premiums written were $476.6 million and $394.8 million and net premiums written were $360.6 million and $261.5 million in 2001 and 2000, respectively. In 2001, gross and net premiums written were affected by the attack on the World Trade Center. Contractual provisions under certain of PMA Re’s assumed business in the Finite Risk and Financial Products unit provide for approximately $25 million of additional premium due to PMA Re because losses were ceded to PMA Re under the terms of these contracts. These additional

P M A C A P I T A L

Management's Discussion and Analysis (continued)

premiums were more than offset by approximately $30 million of ceded premiums payable by PMA Re to its retrocessionaires because PMA Re ceded a portion of its gross losses incurred to these retrocessionaires. In 2000, net premiums written were impacted by ceded premiums of $52.1 million on existing retrocessional contracts covering higher than expected losses and LAE in 2000.

        Excluding the effects of these items, gross and net premiums written would have increased by 14% and 17%, respectively, for 2001, compared to 2000. In addition to rate increases, the increase in gross and net written premiums in 2001, compared to 2000, reflects higher premium volume for both property and casualty coverages written by the Finite Risk and Financial Products unit due primarily to increased demand for these coverages. The Finite Risk and Financial Products unit continued to achieve growth in both property and casualty lines by providing non-traditional reinsurance coverages mostly to small- and medium-sized insurers, which we define as insurers with less than $500 million in policyholders’ surplus.

        Partially offsetting premium growth in the Finite Risk and Financial Products unit was lower premium volume from PMA Re’s Specialty and Traditional treaty units, which primarily write casualty lines of business. During 2001, approximately 35% of the beginning in-force business for the Traditional and Specialty treaty units was non-renewed, largely reflecting PMA Re’s decision to non-renew accounts that did not meet its pricing guidelines. Despite the full year decline in writings for PMA Re’s Traditional and Specialty treaty coverages, the environment for writing these coverages on acceptable terms became increasingly more favorable as 2001 progressed. This resulted in an increase in premiums written for the Traditional and Specialty treaty coverages for the second half of 2001, compared with the first half of the year.

        For 2000, PMA Re’s gross premiums written increased 15%, compared to 1999, primarily reflecting increased premiums written by the Finite Risk and Financial Products unit. Also contributing to the growth in gross premiums written were price increases in all segments of PMA Re’s business. The improvement in gross premiums written was partially offset by a decline of $37.5 million for the Specialty treaty unit due to competitive rates and conditions in the professional liability market, which caused PMA Re to non-renew business that did not meet its price guidelines. In addition, gross premiums written in 2000 included $17.5 million of premiums recognized as a result of a change in the estimate of ultimate premiums by underwriting year.

        Net premiums written decreased by 6% in 2000, compared to 1999, as increases in ceded premiums of $68.7 million for 2000, compared to 1999, more than offset the growth in gross premiums written. The increase in ceded premiums was primarily due to additional ceded premiums of $52.1 million on existing retrocessional contracts covering the higher than expected losses and LAE in 2000. Also contributing to the increase in ceded premiums was $17 million from the effect of one casualty reinsurance treaty, on which substantially all of the assumed premiums were retroceded.

        Net premiums earned increased 36% in 2001 and decreased 15% in 2000, compared to the immediately preceding year. After adjusting for the impact of the additional assumed and ceded premiums discussed above, net premiums earned increased 14% in 2001, compared to 2000. Net premiums earned in 2000 included $12.4 million of premiums recognized as a result of a change in the estimate of ultimate premiums by underwriting year. PMA Re’s earned premiums for 1999 include approximately $32 million related to a revision in the methodology used in estimating premiums on in-force contracts. After adjusting for these revisions and for the additional ceded premiums discussed above, net premiums earned increased 11% in 2000, compared to 1999. Traditionally, trends in net premiums earned follow patterns similar to net premiums written, with premiums being earned principally on a pro rata basis over the coverage periods of the underlying policies.

Losses and Expenses

The components of the GAAP combined ratios are as follows:

	2001	2000	1999

Loss and LAE ratio	87.4%	91.6%	70.4%

Expense ratio:
Acquisition expenses	20.9%	26.1%	27.5%
Operating expenses	5.9%	5.6%	4.6%

Total expense ratio	26.8%	31.7%	32.1%

Combined ratio(1)	114.2%	123.3%	102.5%

(1)	The combined ratio computed on a GAAP basis is equal to losses and LAE, plus acquisition expenses and operating expenses, all divided by net premiums earned.

P M A C A P I T A L

In 2001, PMA Re’s combined ratio and the individual components of the combined ratio were impacted by the unfavorable loss activity related to the attack on the World Trade Center. Excluding the impact of the attack, PMA Re’s loss and LAE ratio was approximately 80% and the combined ratio was approximately 105% for 2001. For additional information, see Impact on 2001 Results from the September 11th Terrorist Attack on the World Trade Center on page 29.

        PMA Re’s loss and LAE ratio increased significantly in 2000, compared to 1999, reflecting the recognition in the third quarter of 2000 of the effects of higher than expected losses and LAE in certain lines of business, primarily coverages for 1998 and 1999 written on a pro rata basis, partially offset by lower than expected losses and LAE for treaties covering losses occurring in accident years 1996 and prior. In the third quarter of 2000, PMA Re’s actuarial department conducted its routine semi-annual reserve study to determine the impact of any emerging data on anticipated loss development trends and recorded unpaid losses and LAE reserves. Based on the actuarial work performed, which included analyzing recent trends in the levels of the reported and paid claims, an updated selection of actuarially determined loss reserve estimates was developed by accident year for each major line of business written by PMA Re. Management’s selection of the ultimate losses indicated that gross loss reserves needed to be increased by $83.2 million.

        The increase in the estimate of gross loss and LAE reserves primarily reflected higher than anticipated losses mainly in our pro rata business, where PMA Re participates with the insured by agreeing to pay a predetermined percentage of all losses arising under a particular insurance contract of the insured in exchange for the same predetermined percentage of all applicable premiums received under that contract. The concentration of estimated adverse loss development was in PMA Re’s pro rata reinsurance business related primarily to general liability treaties written on a claims made basis covering losses in 1998 and 1999, property treaties covering 1999 losses and, to a lesser extent, commercial automobile liability treaties covering losses in 1998 and 1999. In addition, the reserve increase reflects unfavorable prior year loss reserve development in the excess of loss general liability line for accident years 1998 and 1999. Under existing retrocessional contracts, $60.0 million of gross losses were ceded to PMA Re’s retrocessionaires, reducing the impact on net incurred losses and LAE to $23.2 million. The increase in net incurred losses and LAE, combined with $35.0 million of ceded premiums and interest on funds held under existing retrocessional contracts covering the ceded losses, resulted in a pre-tax charge of approximately $60 million to PMA Re’s operating results in 2000.

        For additional information about PMA Re’s loss reserves, see pages 38 and 39 and Note 4 to our Consolidated Financial Statements.

        Net premiums earned, which are used in calculating the acquisition and expense ratios, were adversely impacted by the attack on the World Trade Center in 2001 and the higher than expected losses in 2000. Excluding the effect of these items, the acquisition expense ratio decreased 1.0 point and the operating expense ratio increased 1.1 points for 2001, compared to 2000. The lower acquisition expense ratio is primarily due to the shift in business towards Finite Risk and Financial Products business, which generates a lower acquisition expense ratio than traditional treaty business. The increase in the operating expense ratio is due to operating expenses growing at a faster rate than earned premiums in 2001, which reflects net expenses related to our participation in a Lloyd’s of London operation, beginning in 2001.

        In 2000, the acquisition expense ratio decreased by 5.9 points and the operating expense ratio remained essentially flat, compared to 1999, excluding the impact of the additional ceded premium on retrocessional contracts discussed above. The decline in the acquisition expense ratio reflects the shift in business towards Finite Risk and Financial Products business.

Net Investment Income

Net investment income was $45.4 million, $51.1 million and $57.7 million in 2001, 2000 and 1999, respectively. The decrease in 2001, compared to 2000, is primarily due to lower investment yields. The decrease in 2000, compared to 1999, principally reflects an increase of $9.2 million in interest credited on ceded retrocessional funds held treaties under which PMA Re ceded premiums and losses during 2000, as discussed above. Excluding the impact of the interest credited on funds held treaties, net investment income increased in 2000, compared to 1999, due to higher yields on invested assets resulting from a portfolio shift towards higher yielding investments, which began in the second quarter of 1999 and was substantially completed by the beginning of the fourth quarter of 1999.

P M A C A P I T A L

Management's Discussion and Analysis (continued)

The PMA Insurance Group

Summarized financial results of The PMA Insurance Group are as follows:

(dollar amounts in thousands)	2001	2000	1999

The PMA Insurance Group
Net premiums written	$355,547	$268,839	$233,713

Net premiums earned	$346,574	$252,348	$221,934
Net investment income	39,444	47,969	50,282
Other revenues	11,240	10,099	10,086

Operating revenues	397,258	310,416	282,302

Losses and LAE	258,933	189,001	166,674
Acquisition and
operating expenses	101,090	80,959	78,287
Dividends to policyholders	14,087	18,855	19,141

Total losses and expenses	374,110	288,815	264,102

Pre-tax operating income	$23,148	$21,601	$18,200

Combined ratio	105.5%	111.7%	115.4%
Less: net investment
income ratio	11.4%	19.0%	22.7%

Operating ratio	94.1%	92.7%	92.7%

The PMA Insurance Group
Excluding Run-off Operations (1)
Net premiums written	$355,547	$268,839	$233,713

Net premiums earned	$346,574	$252,348	$221,934
Net investment income	39,444	43,886	45,870
Other revenues	11,240	10,099	10,086

Operating revenues	397,258	306,333	277,890

Losses and LAE	258,933	186,317	163,375
Acquisition and
operating expenses	101,090	79,515	76,985
Dividends to policyholders	14,087	18,855	19,141

Total losses and expenses	374,110	284,687	259,501

Pre-tax operating income	$23,148	$21,646	$18,389

Combined ratio	105.5%	110.0%	113.3%
Less: net investment
income ratio	11.4%	17.4%	20.7%

Operating ratio	94.1%	92.6%	92.6%

(1)

Run-off operations (“Run-off operations”) of The PMA Insurance Group reinsured certain obligations primarily associated with workers’ compensation claims written by The PMA Insurance Group’s Pooled Companies for the years 1991 and prior. For 2000 and 1999, Run-off operations generated net investment income of $4.1 million and $4.4 million, losses and expenses of $4.1 million and $4.6 million, and pre-tax operating losses of $45,000 and $189,000. Effective December 31, 2000, substantially all of the remaining assets and liabilities of the Run-off operations were transferred to a third party under an assumption reinsurance agreement. As a result of this transaction, The PMA Insurance Group no longer reports separate results for the Run-off operations.

        Pre-tax operating income for The PMA Insurance Group increased in 2001 to $23.1 million, compared to $21.6 million in 2000 and $18.2 million in 1999. Operating income increased 7% and 19% for 2001 and 2000, respectively, compared to the immediately preceding year, primarily due to improved underwriting results reflecting premium growth that outpaced higher losses and expenses, and lower dividends to policyholders, partially offset by lower net investment income.

The PMA Insurance Group Excluding Run-off Operations

Premiums

(dollar amounts in thousands)	2001	2000	1999

Workers' compensation and
integrated disability:
Direct premiums written	$315,611	$246,617	$210,118
Premiums assumed	6,331	3,620	4,588
Premiums ceded	(29,771)	(39,367)	(30,900)

Net premiums written	$292,171	$210,870	$183,806

Commercial Lines:
Direct premiums written	$92,107	$83,381	$78,953
Premiums assumed	2,646	1,848	1,782
Premiums ceded	(31,377)	(27,260)	(30,828)

Net premiums written	$63,376	$57,969	$49,907

Total:
Direct premiums written	$407,718	$329,998	$289,071
Premiums assumed	8,977	5,468	6,370
Premiums ceded	(61,148)	(66,627)	(61,728)

Net premiums written	$355,547	$268,839	$233,713

Direct workers’ compensation and integrated disability premiums written increased 28% in 2001 and 17% in 2000, compared to the immediately preceding year, primarily due to increased prices on workers’ compensation business and an increase in the volume of risks underwritten for the workers’ compensation and integrated disability lines of business. In recent years, The PMA Insurance Group increased its writings of workers’ compensation premiums through focused marketing efforts in its principal marketing territory. It also benefited in 2001 and 2000 from writing business for insureds mainly operating in The PMA Insurance Group’s principal marketing territory but with some operations in other states.

P M A C A P I T A L

        The premium charged on a fixed-cost policy is primarily based upon the manual rates filed with the state insurance department. Manual rates in The PMA Insurance Group’s principal marketing territories for workers’ compensation increased on average approximately 10% in 2001 and 8% in 2000, compared to a decline of 3% in 1999. The increase in manual rates reflects the effects of higher average medical and indemnity costs in recent years. Because manual rate fluctuations directly affect the prices that The PMA Insurance Group can charge for its rate sensitive workers’ compensation products, which include fixed cost and dividend policies, such fluctuations in manual rate levels affect workers’ compensation premium volume.

        Direct writings of commercial lines of business other than workers’ compensation, such as commercial auto, general liability, umbrella, multi-peril and commercial property lines (collectively, “Commercial Lines”), increased by $8.7 million in 2001, compared to 2000, primarily due to rate increases for commercial auto and commercial multi-peril lines. During 2000, direct writings of Commercial Lines increased $4.4 million, compared to 1999. This increase was primarily due to rate increases for commercial auto and commercial package lines, partially offset by non-renewals of certain accounts that did not meet underwriting standards.

        Premiums ceded decreased $5.5 million in 2001, compared to 2000. The change in premiums ceded reflects a decrease of $9.6 million in premiums ceded for workers’ compensation, partially offset by an increase of $4.1 million in premiums ceded for Commercial Lines in 2001, compared to 2000. Premiums ceded for workers’ compensation decreased despite the growth in gross premiums written for workers’ compensation because The PMA Insurance Group increased its net retention by adding a deductible limit of approximately $10 million on its workers’ compensation reinsurance program, effective January 1, 2001. The increase in premiums ceded for Commercial Lines is primarily due to the increase in direct premiums written for these products.

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

        Net premiums earned increased 37% in 2001, compared to 2000, and 14% in 2000, compared to 1999. Generally, trends in net premiums earned follow patterns similar to net premiums written adjusted for the customary lag related to the timing of premium writings within the year. Direct premiums are earned principally on a pro rata basis over the terms of the policies.

Losses and Expenses

The components of the GAAP combined ratios are as follows:

	2001	2000	1999

Loss and LAE ratio	74.7%	73.8%	73.6%

Expense ratio:
Acquisition expenses	17.6%	18.4%	17.7%
Operating expenses(1) (2)	9.1%	10.3%	13.4%

Total expense ratio	26.7%	28.7%	31.1%
Policyholders' dividend ratio	4.1%	7.5%	8.6%

Combined ratio(1) (2) (3) (4)	105.5%	110.0%	113.3%

(1)

The expense ratio and the combined ratio exclude $8.8 million, $7.0 million and $7.9 million in 2001, 2000 and 1999, respectively, for direct expenses related to loss adjusting services and risk control fees included in other revenues, which are not included in premiums earned.

(2)	The expense ratio and the combined ratio for 1999 exclude the impact of the cumulative effect of accounting change of $4.3 million ($2.8 million after-tax) for insurance-related assessments.
(3)	The combined ratio computed on a GAAP basis is equal to losses and LAE, plus acquisition expenses, operating expenses and policyholders’ dividends, all divided by net premiums earned.
(4)	The GAAP combined ratios for The PMA Insurance Group including the Run-off operations were 111.7% and 115.4% for 2000 and 1999, respectively.

The loss and LAE ratio increased slightly in 2001 and 2000, compared to the immediately preceding year, primarily due to the unfavorable impact of changes in prior year development, partially offset by an improved current accident year loss and LAE ratio, and a decline in net discount accretion.

P M A C A P I T A L

Management's Discussion and Analysis (continued)

        The PMA Insurance Group experienced $2.9 million of unfavorable prior year development in 2001, compared to favorable prior year development of $6.1 million and $9.2 million in 2000 and 1999, respectively. The changes in prior year development unfavorably impacted the loss and LAE ratio by 3.2 points and 1.8 points for 2001 and 2000, respectively, compared to the immediately preceding year. The unfavorable prior year development in 2001 primarily reflects higher than expected claims handling costs. The favorable prior year development in 2000 and 1999 primarily reflects better than expected loss experience from loss-sensitive and rent-a-captive workers’ compensation business. Premium adjustments for loss-sensitive business and policyholders’ dividends for rent-a-captive business have substantially offset this favorable development. Rent-a-captives are used by customers as an alternative method to manage their loss exposure without establishing and capitalizing their own captive insurance company.

        The current accident year loss and LAE ratio improved by 1.7 points in 2001 and 1.2 points in 2000, compared to the immediately preceding year, primarily reflecting improved current accident year loss and LAE ratios for the workers’ compensation and integrated disability lines of business. The reduction in the loss and LAE ratios for workers’ compensation and integrated disability primarily reflect price increases and a decline in claims frequency for the workers’ compensation line of business. However, a slowdown in the United States economy may change the trend of declining claims frequency. Also, in most economic slowdowns, we have generally experienced increasing claims severity. Further, medical cost inflation continues, which may contribute to increased severity of losses, despite The PMAInsurance Group’s attempt to mitigate medical cost inflation through its affiliation with a national preferred provider organization.

        The loss and LAE ratio is negatively impacted by accretion of discount on prior year reserves and favorably impacted by the recording of discount for current year reserves. The net of these amounts is referred to as net discount accretion. The recording of discount essentially offset the accretion of discount on prior year reserves for 2001, whereas the accretion of discount on prior year reserves exceeded the recording of discount for 2000 and 1999. The decline in net discount accretion in 2001, compared to 2000, favorably impacted the loss and LAE ratio by 0.6 points, reflecting the increase in workers’ compensation writings during 2001. The decline in net discount accretion in 2000, compared to 1999, favorably impacted the loss and LAE ratio by 0.4 points, reflecting a reduction in discount accretion attributable to prior year loss reserves. For additional information regarding The PMAInsurance Group’s loss reserves, see pages 38 and 39.

        The expense ratio improved by 2.0 points in 2001 and by 2.4 points in 2000, compared to the immediately preceding year, due to growth in net premiums earned that outpaced the increase in expenses.

        The policyholders’ dividend ratio was 4.1%, 7.5% and 8.6% in 2001, 2000 and 1999, respectively. Under policies that are subject to dividend plans, the customer may receive a dividend based upon loss experience during the policy period. The improvements in the policyholders’ dividend ratio occurred primarily because The PMA Insurance Group sold less business under dividend plans and wrote business under lower paying dividend plans.

Net Investment Income

Net investment income was $4.4 million lower in 2001 and $2.0 million lower in 2000, compared to the immediately preceding year. The decrease in net investment income over the three years is primarily due to a lower invested asset base resulting from the paydown of loss reserves from prior accident years. The decrease in 2000, compared to 1999, was partially offset by higher investment yields associated with a shift in invested assets towards higher yielding invested assets.

Caliber One

Summarized financial results of Caliber One are as follows:

(dollar amounts in thousands)	2001	2000	1999

Net premiums written	$53,674	$16,043	$51,237

Net premiums earned	$46,232	$28,799	$24,729
Net investment income	3,124	4,424	2,459

Operating revenues	49,356	33,223	27,188

Losses and LAE	60,207	30,462	18,908
Acquisition and
operating expenses	15,317	9,775	8,197

Total losses and expenses	75,524	40,237	27,105

Pre-tax operating income (loss)	$(26,168)	$(7,014)	$83

Combined ratio	163.3%	139.7%	109.6%
Less: net investment
income ratio	6.8%	15.4%	9.9%

Operating ratio	156.5%	124.3%	99.7%

P M A C A P I T A L

Caliber One recorded pre-tax operating losses of $26.2 million in 2001 and $7.0 million in 2000, and pre-tax operating income of $83,000 in 1999. The increase in the pre-tax operating loss for 2001, compared to 2000, reflects higher underwriting losses, which included $22.2 million of net unfavorable prior year loss development, substantially all of which was from the 1999 and 2000 accident years. The pre-tax operating loss for 2000, compared to pre-tax operating income in 1999, reflects higher underwriting losses, partially offset by higher net investment income.

Premiums

(dollar amounts in thousands)	2001	2000	1999

Gross premiums written:
Property	$69,107	$41,636	$25,917
Products liability	26,143	21,190	15,574
General liability	17,807	10,995	14,031
Professional liability	6,637	7,049	22,566
Other liability	4,641	12,535	15,329

Total	$124,335	$93,405	$93,417

Net premiums written:
Property	$31,679	$7,447	$3,364
Products liability	9,409	10,020	10,393
General liability	7,117	3,428	12,539
Professional liability	3,534	(5,813)	17,480
Other liability	1,935	961	7,461

Total	$53,674	$16,043	$51,237

Gross premiums written increased $30.9 million for 2001, compared to 2000, and were essentially flat in 2000, compared to 1999. Gross premiums written in 2001 reflect growth in property and certain classes of liability lines of business due to rate increases as well as growth in policy volume, partially offset by our decision in 2000 to exit from certain segments of the professional liability line of business, primarily the nursing homes class, and from certain commercial automobile lines of business (included in “Other liability” in the table above). Mid-term policy cancellations in the nursing homes class of business also impacted premiums written for the professional liability line of business in 2000.

        Net premiums written increased $37.6 million in 2001, compared to 2000. Net property premiums written increased $24.2 million for 2001, compared to 2000, reflecting rate increases and growth in policy volume. Net liability premiums written increased $13.4 million in 2001, compared to 2000, reflecting rate increases in most liability lines of business. Additionally, net premiums written in 2000 included higher levels of ceded premiums related primarily to professional liability and commercial automobile exposures. Net premiums written declined in 2000, compared to 1999, primarily due to higher levels of ceded premiums related to professional liability, commercial automobile, general liability and property catastrophe exposures.

        Net premiums earned increased $17.4 million in 2001, compared to 2000. Generally, trends in net premiums earned follow patterns similar to net premiums written adjusted for the customary lag related to the timing of premium writings within the year. Net premiums earned in 2000 increased $4.1 million, compared to 1999, primarily reflecting the increase in premiums written in the latter part of 1999 and early 2000, partially offset by increased ceded premiums in 2000, as discussed above.

Losses and Expenses

The components of the GAAP combined ratios are as follows:

	2001	2000	1999

Loss and LAE ratio	130.2%	105.8%	76.5%

Expense ratio:
Acquisition expenses	15.3%	2.3%	17.1%
Operating expenses	17.8%	31.6%	16.0%

Total expense ratio	33.1%	33.9%	33.1%

Combined ratio(1)	163.3%	139.7%	109.6%

(1)	Combined ratio computed on a GAAP basis is equal to losses and LAE, plus acquisition expenses and operating expenses, all divided by net premiums earned.

Caliber One’s loss and LAE ratio increased significantly in 2001, compared to 2000, primarily due to net unfavorable prior year development of $22.2 million, which is net of losses of approximately $26 million ceded to third party reinsurers under existing reinsurance contracts covering the prior year loss development. These losses primarily reflect higher than expected claim frequency and severity that emerged in 2001 on certain casualty lines of business, primarily professional liability policies for

P M A C A P I T A L

Management's Discussion and Analysis (continued)

the nursing homes class of business, and, to a lesser extent, property lines of business. As a result of its reserve reviews conducted in 2001, Caliber One revised its estimate of ultimate expected claims activity and, accordingly, increased its estimate of ultimate losses, substantially all for accident years 1999 and 2000.

        Caliber One’s loss and LAE ratio increased significantly for 2000, compared to 1999, primarily due to higher than expected losses and LAE in certain segments of the professional liability, commercial automobile, general liability and property lines of business for coverage of 2000 and 1999 exposures. The loss and LAE ratio for 2000 reflects the ceding of a substantial amount of losses and LAE from the professional liability and commercial automobile lines of business to reinsurers. For additional information regarding Caliber One’s loss reserves, see pages 38 and 39.

        The acquisition expense ratio increased significantly for 2001, compared to 2000, primarily as a result of lower ceding commissions. The acquisition expense ratio decreased significantly for 2000, compared to 1999, primarily due to the benefit of higher ceding commissions on Caliber One’s 2000 reinsurance coverage for the professional liability and commercial automobile lines of business. Ceding commissions are offset against acquisition expenses.

        The operating expense ratio decreased substantially in 2001, compared to 2000, primarily due to the effect on net premiums earned of the increased use of reinsurance and policy cancellations in 2000. Operating expenses were $8.3 million in 2001, which is a decrease of $850,000 compared to 2000, reflecting the substantial completion in 2000 of Caliber One’s infrastructure development. The operating expense ratio increased substantially for 2000, compared to 1999, primarily reflecting increases in operating expenses associated with Caliber One’s continued growth in net premiums earned and infrastructure development, as well as the negative effect on net premiums earned of the increased use of reinsurance and policy cancellations in 2000.

Net Investment Income

Net investment income was $3.1 million, $4.4 million and $2.5 million for 2001, 2000 and 1999, respectively. The decrease in net investment income for 2001, compared to 2000, is due to an increase in interest on funds held reinsurance contracts and lower yields on invested assets, partially offset by an increase in Caliber One’s invested asset base.

        The increase in 2000, compared to 1999, primarily reflects a larger average invested asset base, due primarily to premium collections in excess of paid losses and expenses and, to a lesser extent, capital contributions received, partially offset in 2000 by an increase in interest credited on funds held reinsurance contracts.

Loss Reserves and Reinsurance

Loss Reserves

Our consolidated unpaid losses and LAE, net of reinsurance, at December 31, 2001 and 2000 were $1,143.1 million and $1,128.7 million, net of discount of $113.7 million and $104.0 million, respectively. Included in the consolidated unpaid losses and LAE are amounts related to our workers’ compensation claims of $363.5 million and $341.8 million, net of discount of $91.0 million and $88.4 million at December 31, 2001 and 2000, respectively. The approximate discount rate used was 5% at December 31, 2001 and 2000.

        Unpaid losses and LAE reflect management’s best estimate of future amounts needed to pay claims and related settlement costs with respect to insured events which have occurred, including events that have not been reported to us. In many cases, significant periods of time, ranging up to several years or more, may elapse between the occurrence of an insured loss, the reporting of the loss to us and our payment of that loss. In general, liabilities for reinsurers become known more slowly than for primary insurers and are subject to more unforeseen development and uncertainty. As part of the process for determining our unpaid losses and LAE, actuarial models are used that analyze historical data and consider the impact of current developments and trends, such as trends in claims severity and frequency. Also considered are legal developments, regulatory trends, legislative developments, changes in social attitudes and economic conditions. See the discussion under Losses and Expenses on pages 32 and 37 for additional information regarding higher than expected losses and LAE during 2001 and 2000 at PMA Re and Caliber One.

P M A C A P I T A L

        Management believes that its unpaid losses and LAE are fairly stated at December 31, 2001. However, estimating the ultimate claims liability is necessarily a complex and judgmental process inasmuch as the amounts are based on management’s informed estimates and judgments using data currently available. As additional experience and data become available regarding claims payment and reporting patterns, legislative developments, judicial theories of liability, regulatory trends on benefit levels for both medical and indemnity payments, social attitudes, and economic conditions, the estimates are revised accordingly. If our ultimate losses, net of reinsurance, prove to differ substantially from the amounts recorded at December 31, 2001, the related adjustments could have a material adverse effect on our financial condition, results of operations and liquidity. See the Cautionary Statements on page 48 and Risk Factors in our 2001 Form 10-K for a discussion of factors that may adversely impact our losses and LAE in the future.

        At December 31, 2001, 2000 and 1999, our gross reserves for asbestos-related losses were $59.9 million, $49.2 million and $61.3 million, respectively ($28.6 million, $32.0 million and $38.9 million, net of reinsurance, respectively). At December 31, 2001, 2000 and 1999, our gross reserves for environmental-related losses were $29.6 million, $29.5 million and $41.4 million, respectively ($16.0 million, $18.0 million and $24.5 million, net of reinsurance, respectively).

        Estimating reserves for asbestos and environmental exposures continues to be difficult because of several factors, including: (i) evolving methodologies for the estimation of the liabilities; (ii) lack of reliable historical claim data; (iii) uncertainties with respect to insurance and reinsurance coverage related to these obligations; (iv) changing judicial interpretations; and (v) changing government standards. Management believes that its reserves for asbestos and environmental claims are appropriately established based upon known facts, existing case law and generally accepted actuarial methodologies. However, due to changing interpretations by courts involving coverage issues, the potential for changes in federal and state standards for clean-up and liability, as well as issues involving policy provisions, allocation of liability among participating insurers, and proof of coverage, our ultimate exposure for these claims may vary significantly from the amounts currently recorded, resulting in a potential future adjustment that could be material to our financial condition and results of operations. See Loss Reserves in our 2001 Form 10-K and Note 4 to our Consolidated Financial Statements for additional discussion.

Reinsurance

At December 31, 2001, our reinsurance and retrocessional protection was as follows:

	Retention		Limits (1)

PMA Re
Per Occurrence:
Casualty lines(2)	$2.8 million		$17.5 million
Workers' compensation(2)	$2.0 million		$98.0 million
Property lines	$10.0 million		$50.0 million
Per Risk:
Property lines	$750,000		$4.2 million
Casualty lines	$1.5 million		$6.0 million

The PMA Insurance Group
Per Occurrence:
Workers' compensation	$150,000	(3)	$104.9 million
Per Risk:
Property lines(4)	$500,000		$19.5 million
Auto physical damage	$500,000		$2.0 million
Other casualty lines(5)	$250,000		$4.8 million

Caliber One
Per Occurrence and Per Risk:
Property lines	$500,000		$17.0 million
Casualty lines	$250,000		$10.8 million

(1)	Represents the amount of loss protection above our level of loss retention.
(2)	Effective January 1, 2002, the retention and limits were changed to $5.0 million and $15.0 million, respectively.
(3)	The PMA Insurance Group retains the first $10 million of losses. Effective January 1, 2002, the retention increased to $250,000, with The PMAInsurance Group retaining the first $3 million of losses.
(4)	This coverage also provides protection of $47.5 million per occurrence over the combined net retention of $500,000.
(5)

Effective January 1, 2002, the retention and limits were changed to $500,000 and $4.5 million, respectively. This coverage also provides protection of $59.5 million per occurrence over the combined net retention of $500,000.

In addition to the reinsurance and retrocessional protections shown in the table above, for 2001 we had excess of loss retrocessional protection that allowed us to cede losses up to a limit of $73 million once our loss and LAE ratio exceeded a predetermined level. Cession of losses under this contract required us to cede additional premium in 2001. Effective January 1, 2002, the limit was increased to $150 million, which includes protection for losses caused by terrorist activities.

        We actively manage our exposure to catastrophes through our underwriting process, where we generally monitor the accumulation of insurable values in catastrophe-prone regions. Also, in writing property reinsurance coverages, PMA Re typically requires per occurrence loss limitations for contracts that could have catastrophe

P M A C A P I T A L

Management's Discussion and Analysis (continued)

exposure. Through per risk reinsurance, we manage our net retention in each exposure. PMA Re's property per occurrence reinsurance provides catastrophe protection of $50.0 million in excess of $10.0 million on its traditional property book. Under certain conditions, PMA Re may recover $6.0 million of the $10.0 million retention for multiple net catastrophe losses. PMA Re also maintains catastrophe protection of $12.5 million in excess of $5.0 million for property exposures underwritten by its Finite Risk and Financial Products unit. PMA Re can also recover an additional $40.0 million of Finite Risk and Financial Products occurrence losses under certain industry loss scenarios. The PMA Insurance Group maintains catastrophe reinsurance protection of 95% of $18.0 million excess of $2.0 million and Caliber One maintains catastrophe reinsurance protection of $14.7 million excess of $1.3 million. Any cession of losses under certain of these contracts requires that we cede additional premiums.

        In 2001, our loss and LAE ratios were impacted by the attack on the World Trade Center as discussed on page 29. In 2000 and 1999, our loss and LAE ratios were not significantly impacted by catastrophes. Although we believe that we have adequate reinsurance to protect against the estimated probable maximum gross loss from a catastrophe, an especially severe catastrophe or series of catastrophes could exceed our reinsurance and/or retrocessional protection and may have a material adverse impact on our financial condition, results of operations and liquidity.

        With respect to the reinsurance and retrocessional protection shown in the table on page 39, our treaties that renewed effective January 1, 2002 do not cover us for losses sustained from terrorist activities, except for PMA Re's property per occurrence treaty. Further, for treaties that renew later in 2002 it is possible that losses due to terrorist attacks may be excluded. Therefore, future terrorist attacks may result in losses that have a material adverse effect on our financial condition, results of operations and liquidity. See discussion under Terrorism on page 41 for steps we are taking to mitigate this exposure.

        Under our reinsurance and retrocessional coverages in place during 2001, 2000 and 1999, we ceded premiums totaling $243.4 million, $278.6 million and $154.5 million, and ceded losses and LAE of $359.6 million, $308.8 million and $113.1 million to reinsurers and retrocessionaires. The increase in ceded losses in 2001, compared to 2000, is primarily related to the attack on the World Trade Center. The significant increase in ceded premiums and ceded losses in 2000, compared to prior years is due to PMA Re's and Caliber One's use of reinsurance protection to cover a substantial portion of their higher than expected gross losses and LAE recognized in 2000. See the discussions under Impact on 2001 Results from the September 11th Terrorist Attack on the World Trade Center on page 29 and Losses and Expenses on pages 32 and 37 for additional information.

        At December 31, 2001 and 2000, we had amounts receivable from our reinsurers and retrocessionaires totaling $1,210.8 million and $933.9 million, respectively. Approximately $36 million and $15 million of these amounts are due to us on losses we have already paid at December 31, 2001 and 2000, respectively. The remainder of the reinsurance receivables relate to unpaid claims.

        At December 31, 2001, we had reinsurance receivables due from the following unaffiliated reinsurers in excess of 5% of shareholders' equity:

(dollar amounts in thousands)	Reinsurance Receivables	Collateral	Rating(1)

The London Reinsurance Group	$343,270	$343,270	A
United States Fidelity and Guaranty	143,635	104,154	A	+
Underwriters Re	86,549	86,549	NR	(2)
Houston Casualty	74,566	--	A	+
Mountain Ridge Insurance Company	49,829	49,829	NR	(3)
PXRE	36,495	13,688	A
Folksamerica Re	31,732	1,243	A	-

(1)	Ratings are as of February 28, 2002. A.M. Best ratings are as follows: A++, Superior, 1st of 16; A+, Superior, 2nd of 16; A, Excellent, 3rd of 16; and A-, Excellent, 4th of 16; NR, Not Rated.
(2)	Underwriters Re is a subsidiary of Swiss Re, which is rated A++.
(3)	Mountain Ridge is a subsidiary of St. Paul, which is rated A+.

P M A C A P I T A L

        We perform credit reviews of our reinsurers focusing on, among other things, financial capacity, stability, trends and commitment to the reinsurance business. Prospective and existing reinsurers failing to meet our standards are excluded from our reinsurance programs. In addition, we require collateral, typically assets in trust, letters of credit or funds withheld, to support balances due from certain reinsurers, consisting generally of those not authorized to transact business in the applicable jurisdictions. At December 31, 2001 and 2000, our reinsurance receivables were supported by $626.9 million and $553.6 million of collateral. Of the uncollateralized reinsurance receivables at December 31, 2001, approximately 95%, were due from reinsurers rated “A-”or better by A.M. Best. We believe that the amounts receivable from reinsurers are fully collectible and that the allowance for uncollectible items is adequate to cover any disputes about amounts owed by reinsurers to us. In the last three years combined, we have written off less than $1 million of reinsurance receivables. The timing and collectibility of reinsurance receivables have not had, and are not expected to have, a material adverse effect on our liquidity. See Note 5 to our Consolidated Financial Statements for additional discussion.

Terrorism

We are currently attempting to exclude coverage of losses due to terrorist activity in our assumed reinsurance contracts and in our surplus lines insurance agreements where underwriters determine that there is a significant risk of loss from terrorist activities. For the commercial insurance business offered by The PMA Insurance Group, excluding our workers’ compensation business, state insurance departments must approve the terms of our insurance forms and new exclusions included in those forms. As of January 31, 2002, all states except for California, Georgia, Florida and New York have approved terrorism exclusions for policies on commercial insurance business, other than workers’ compensation insurance. Accordingly, we are attempting to include terrorism exclusions when permitted. With respect to workers’ compensation insurance, terrorism exclusions are not permitted under workers’ compensation laws of any state or jurisdiction in which we operate. When underwriting existing and new workers’ compensation business, we are considering the added potential risk of loss due to terrorist activity, and this may lead us to decline to write or non-renew certain business. However, even when terrorism exclusions are permitted, because our clients may not accept a full terrorism exclusion in connection with business that we may still desire to write without an exclusion, some or many of our insurance policies or reinsurance contracts may not include a terrorism exclusion or only include a limited exclusion. Therefore, future terrorist attacks may result in losses that have a material adverse effect on our financial condition, results of operations and liquidity. For additional information regarding the underwriting criteria of our operating segments, see our 2001 Form 10-K.

Corporate and Other

The Corporate and Other segment includes unallocated investment income, expenses, including debt service, as well as the results of certain of our real estate properties. This segment had pre-tax operating losses of $6.3 million, $19.1 million and $20.8 million in 2001, 2000 and 1999, respectively. During 2001, we sold certain real estate properties for net proceeds totaling $14.4 million, resulting in a pre-tax gain of $9.8 million, which is recorded in other revenues. We recorded interest expense of $6.5 million, $11.9 million and $12.2 million in 2001, 2000 and 1999, respectively. The decrease in interest expense for 2001, compared to 2000, is due to the $38.0 million paydown of outstanding debt early in the first quarter of 2001 and lower interest rates throughout 2001.

Net Realized Investment Gains/Losses

We recorded net pre-tax realized investment gains of $8.0 million in 2001, compared to net pre-tax realized investment gains of $12.0 million in 2000 and net pre-tax realized investment losses of $7.7 million in 1999. Throughout 2000 and into the first half of 2001, we shifted the mix of our invested asset portfolio from U.S. Treasury and agency securities to corporate bonds and structured securities as a means to enhance the portfolio’s yield. As a result of investment sales pursuant to this strategy and given the declining interest rates in 2001, we recorded net realized investment gains in 2001. During 2000, realized investment gains reflect the sale of equity securities, which had reached our targeted price level. The realized investment losses for 1999 reflect sales of securities in a rising interest rate environment in order to invest in yield enhancing investment opportunities.

P M A C A P I T A L

Management's Discussion and Analysis (continued)

Liquidity and Capital Resources

Liquidity is a measure of an entity’s ability to secure sufficient cash to meet its contractual obligations and operating needs. At the holding company level, our primary sources of liquidity are dividends from subsidiaries, net tax payments received from subsidiaries and capital raising activities (both debt and equity). We utilize cash to pay debt obligations, including interest costs; dividends to shareholders; taxes to the Federal government; and corporate expenses. In addition, we utilize cash resources to repurchase shares of our common stock and to capitalize subsidiaries from time to time.

        In December 2001, we issued 9,775,000 shares of Class A Common stock, for net proceeds of approximately $158 million. We used the net proceeds from this issuance to contribute additional capital to our reinsurance subsidiary and to repay a portion of our outstanding debt under our Revolving Credit Facility.

        Our domestic insurance subsidiaries’ ability to pay dividends to us is limited by the insurance laws and regulations of Pennsylvania. All of our domestic insurance entities are owned by PMA Capital Insurance Company (“PMACIC”). As a result, dividends from The PMAInsurance Group’s Pooled Companies and Caliber One Indemnity Company may not be paid directly to PMA Capital. Instead, only PMACIC, a Pennsylvania domiciled company, may pay dividends directly to PMA Capital. Approximately $56 million of dividends are available to be paid by PMACIC to PMA Capital in 2002 without the prior approval of the Pennsylvania Insurance Commissioner during 2002. As of December 31, 2001, The PMA Insurance Group’s Pooled Companies can pay up to $27.4 million in dividends to PMACIC during 2002. Under Delaware law, Caliber One can not pay dividends to PMACIC in 2002. Dividends received from subsidiaries were $29.6 million, $36.0 million and $43.2 million in 2001, 2000 and 1999, respectively.

        Net tax payments received from subsidiaries were $2.4 million, $6.4 million and $21.8 million in 2001, 2000 and 1999, respectively.

        We had $62.5 million and $163.0 million outstanding under our existing Revolving Credit Facility (“Credit Facility”) at December 31, 2001 and 2000, respectively. Under the terms of the Credit Facility, we repaid $62.5 million in December 2001 and $38.0 million in January 2001 thereby reducing the outstanding debt to $62.5 million, which is the maximum amount PMA Capital can borrow under the Credit Facility as of December 31, 2001. The outstanding balance at December 31, 2001 of $62.5 million matures on December 31, 2002. In 2002, we will be evaluating alternatives to replace our existing Credit Facility.

        During 2001, 2000 and 1999, we incurred $6.5 million, $11.9 million and $12.2 million of interest expense related to the Credit Facility, substantially all of which was paid in each respective year.

        In addition to the Credit Facility, we maintain a committed facility of $50.0 million for letters of credit (the “Letter of Credit Facility”). The Letter of Credit Facility is utilized primarily for securing reinsurance obligations of our insurance subsidiaries. As of December 31, 2001, we had $27.9 million outstanding in letters of credit under the Letter of Credit Facility.

        In addition to the $62.5 million of debt maturing in 2002, we currently have contractual obligations to pay $4.5 million in operating lease payments in 2002. Our future commitment for operating lease payments are $4.9 million in 2003, $4.5 million in 2004, $3.2 million in 2005 and $16.9 million thereafter.

        During 2001, 2000 and 1999, we paid dividends to shareholders of $9.0 million, $8.0 million and $7.8 million, respectively. In 2001 and 2000, dividends paid were higher due to an increase in the annual dividend rate to $0.42 from $0.36 commencing with the fourth quarter 2000 dividend payment. Our dividends to shareholders are restricted by our debt agreements. Based upon the terms of our debt agreements, under the most restrictive debt covenant, PMA Capital would be able to pay dividends of approximately $15 million in 2002.

        In 1998, our Board of Directors authorized a plan to repurchase shares of Class A Common stock in an amount not to exceed $25.0 million. Our Board of Directors authorized an additional $15.0 million and $50.0 million of share repurchase authority in 2000 and 1999, respectively. Since the inception of our share repurchase program, we have repurchased a total of approximately 3.8 million shares at a cost of $72.8 million. We repurchased 299,000 shares at a cost of $5.3 million in 2001, 1.0 million shares at a cost of $18.4 million in 2000 and 1.5 million shares at a cost of $30.2 million in 1999. Our remaining share repurchase authorization at December 31, 2001 is $17.2 million. Decisions regarding share repurchases are subject to prevailing market conditions and an evaluation of the costs and benefits associated with alternative uses of capital.

P M A C A P I T A L

        We made capital contributions in the form of cash to our subsidiaries totaling $103.9 million, $9.0 million and $7.1 million in 2001, 2000 and 1999, respectively.

        Management believes that our available sources of funds will provide sufficient liquidity to meet our short-term and long-term obligations. However, because we depend primarily upon dividends from our operating subsidiaries to meet our short-term and long-term obligations, any event that has a material adverse effect on the results of operations of our insurance subsidiaries could affect our liquidity and ability to meet our contractual obligations and operating needs. Management currently believes that the existing capital structure is appropriate. However, management continually monitors the capital structure in light of developments in its businesses, and the present assessment could change as management becomes aware of new opportunities and challenges in our business.

        Our total assets increased to $3,803.0 million at December 31, 2001 from $3,469.4 million at December 31, 2000. The increase in total assets in 2001, compared to 2000, is primarily attributable to an increase of $276.9 million in reinsurance receivables.

Investments

Our investment objectives are to (i) seek competitive after-tax income and total return as appropriate, (ii) maintain medium to high investment grade asset quality and high marketability, (iii) maintain maturity distribution commensurate with our business objectives, (iv) provide portfolio flexibility for changing business and investment climates and (v) provide liquidity to meet operating objectives. Our investment strategy includes guidelines for asset quality standards, asset allocations among investment types and issuers, and other relevant criteria for our portfolio. In addition, invested asset cash flows, both current income and investment maturities, are structured after considering projected liability cash flows of loss reserve payouts using actuarial models. Property and casualty claim demands are somewhat unpredictable in nature and require liquidity from the underlying invested assets, which are structured to emphasize current investment income to the extent consistent with maintaining appropriate portfolio quality and diversity. The liquidity requirements are met primarily through publicly traded fixed maturities as well as operating cash flows and short-term investments.

        Our investment portfolio is diversified and does not contain any significant concentrations in single issuers other than U.S. Treasury and agency obligations. In addition, we do not have a significant concentration of our investments in any single industry segment other than finance companies, which comprise 8% of invested assets at December 31, 2001. Included in this industry segment are financial institutions, including the financing subsidiaries of automotive manufacturers. All of our investments are dollar denominated as of December 31, 2001.

        Our investments at December 31 were as follows:

	2001		2000

(dollar amounts in millions)	Fair Value	Percent	Fair Value	Percent

U.S. Treasury securities and obligations
of U.S. Government agencies	$266.0	15%	$355.9	19%
States, political subdivisions and foreign
government securities	17.1	1%	28.4	2%
Corporate debt securities	599.0	34%	503.9	28%
Mortgage-backed and other asset-backed securities	543.2	30%	597.1	32%

Total fixed maturities available for sale	1,425.3	80%	1,485.3	81%
Short-term investments	350.0	20%	341.6	19%

Total	$1,775.3	100%	$1,826.9	100%

Mortgage-backed and other asset-backed securities in the table above include collateralized mortgage obligations (“CMOs”) of $125.6 million and $167.7 million carried at fair value as of December 31, 2001 and 2000, respectively. CMO holdings are concentrated in securities with limited prepayment, extension and default risk, such as planned amortization class bonds.

P M A C A P I T A L

Management's Discussion and Analysis (continued)

At December 31, the ratings of our fixed maturities were as follows:

	2001		2000

(dollar amounts in millions)	Fair Value	Percent	Fair Value	Percent

U.S. Treasury securities and AAA	$793.2	56%	$946.0	64%
AA	87.8	6%	101.6	7%
A	263.8	19%	288.4	19%
BBB	257.8	18%	116.9	8%
BB	20.7	1%	28.8	2%
B	2.0	--	3.6	--

Total	$1,425.3	100%	$1,485.3	100%

Ratings as assigned by Standard and Poor’s. Such ratings are generally assigned at the time of the issuance of the securities, subject to revision on the basis of ongoing evaluations.

Our investment results were as follows:

(dollar amounts in millions)	2001	2000	1999

Average invested assets(1)	$1,648.2	$1,742.8	$1,818.0
Investment income(2)	$98.6	$112.7	$108.7
Net effective yield(3)	5.98%	6.47%	5.98%

(1)	Average invested assets throughout the year, at amortized cost, excluding amounts related to securities lending activities.
(2)

Gross investment income less investment expenses and before interest credited on funds held treaties of $12.0 million and $10.6 million in 2001 and 2000, respectively. Excludes net realized investment gains and losses and amounts related to securities lending activities.

(3)	Investment income for the period divided by average invested assets for the same period.

As of December 31, 2001, the duration of our investments that support the insurance reserves was 3.2 years and the duration of our insurance reserves was 3.3 years.

        See Business – Investments in our 2001 Form 10-K and Notes 2B and 3 to our Consolidated Financial Statements for additional discussion about our investment portfolio.

Market Risk of Financial Instruments

A significant portion of our assets and liabilities are financial instruments that are subject to the market risk of potential losses from adverse changes in market rates and prices. Our primary market risk exposures relate to interest rate risk on fixed rate domestic medium-term instruments and, to a lesser extent, domestic short- and long-term instruments. To manage our exposure to market risk, we have established strategies, asset quality standards, asset allocations and other relevant criteria for our investment portfolio. In addition, invested asset cash flows are structured after considering projected liability cash flows with actuarial models. All of our financial instruments are held for purposes other than trading. As stated above, our portfolio does not contain a significant concentration in single issuers other than U.S. Treasury and agency obligations. In addition, we do not have a significant concentration of our investments in any single industry segment other than finance companies, which comprise 8% of invested assets at December 31, 2001. Included in this industry segment are financial institutions, including the financing subsidiaries of automotive manufacturers. See Notes 2B, 3, 6 and 11 to our Consolidated Financial Statements for additional information about financial instruments.

        Caution should be used in evaluating our overall market risk from the information below, since actual results could differ materially because the information was developed using estimates and assumptions as described below, and because insurance liabilities and reinsurance receivables are excluded in the hypothetical effects (insurance liabilities represent 73% of our total liabilities and reinsurance receivables on unpaid losses represent 32% of our total assets).

        The hypothetical effects of changes in market rates or prices on the fair values of financial instruments as of December 31, 2001, excluding insurance liabilities

P M A C A P I T A L

and reinsurance receivables on unpaid losses because such insurance related assets and liabilities are not carried at fair value, would have been as follows:

•

If interest rates had increased by 100 basis points, there would have been no significant change in the fair value of our debt. The change in fair values was determined by estimating the present value of future cash flows using models that measure the change in net present values arising from selected hypothetical changes in market interest rates.

•

If interest rates had increased by 100 basis points, there would have been a net decrease of approximately $65 million in the fair value of our investment portfolio. The change in fair values was determined by estimating the present value of future cash flows using various models, primarily duration modeling.

Other Matters

Environmental Factors

Our businesses are subject to a changing social, economic, legal, legislative and regulatory environment that could affect them. Some of the changes include initiatives to restrict insurance pricing and the application of underwriting standards and reinterpretations of insurance contracts long after the policies were written in an effort to provide coverage unanticipated by us. The eventual effect on us of the changing environment in which we operate remains uncertain. See Notes 4, 7 and 12 to our Consolidated Financial Statements for additional discussion.

Comparison of SAP and GAAP Results

Results presented in accordance with GAAP vary in certain respects from results presented in accordance with statutory accounting practices prescribed or permitted by the Pennsylvania Insurance Department and the Delaware Insurance Department, (collectively “SAP”). Prescribed SAP includes state laws, regulations and general administrative rules, as well as a variety of National Association of Insurance Commissioners (“NAIC”) publications. Permitted SAP encompasses all accounting practices that are not prescribed. Effective December 31, 2000, our insurance subsidiaries implemented the Codification guidelines, resulting in an increase of $20.5 million in its statutory surplus. See Note 16 to our Consolidated Financial Statements for additional discussion.

Recent Accounting Pronouncements

Effective January 1, 2001, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as “derivatives”) and for hedging activities. SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. We do not have any derivative instruments that are impacted by the accounting requirements of SFAS No. 133 and we do not currently participate in any hedging activities. Accordingly, the adoption of SFAS No. 133 did not have a material impact on our financial condition, results of operations or liquidity.

        In 2001, we adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities-- a Replacement of SFAS No. 125." SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. SFAS No. 140 revises the standards for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125 without reconsideration. Our existing policies and practices for our securities lending program are in conformity with SFAS No. 140. Accordingly, the adoption of SFAS No. 140 did not have a material impact on our financial condition, results of operations or liquidity.

        As of December 31, 2001, we adopted Statement of Position (“SOP”) 01-05, “Amendments to Specific AICPA Pronouncements for Changes Related to the NAIC Codification.” SOP 01-05 requires insurance enterprises to disclose any prescribed or permitted statutory accounting practice that it uses and the related monetary effect on statutory surplus if such accounting practice differs from either state prescribed statutory accounting practices or NAIC statutory accounting practices. See Note 16 to our Consolidated Financial Statements for additional information.

P M A C A P I T A L

Management's Discussion and Analysis (continued)

        Effective January 1, 2000, we adopted SOP 98-7, “Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk.” This statement identifies several methods of deposit accounting and provides guidance on the application of each method. This statement classifies insurance and reinsurance contracts for which the deposit method is appropriate as contracts that (i) transfer only significant timing risk, (ii) transfer only significant underwriting risk, (iii) transfer neither significant timing nor underwriting risk and (iv) have an indeterminate risk. The adoption of SOP 98-7 did not have a material impact on our financial condition, results of operations or liquidity.

        Effective January 1, 1999, we adopted SOP 97-3, “Accounting by Insurance and Other Enterprises for Insurance-Related Assessments.” SOP 97-3 provides guidance for determining when an insurance company should recognize a liability for guaranty fund and other insurance-related assessments and how to measure that liability. As a result of adopting SOP 97-3, we recorded a liability of $4.3 million pre-tax and a resulting charge to earnings of $2.8 million, net of income tax benefit of $1.5 million, which has been reported as a cumulative effect of accounting change. This accounting change impacted The PMA Insurance Group segment.

        In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 142, “Goodwill and Other Intangible Assets.” This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets. We will adopt the provisions of this statement effective January 1, 2002. This statement is required to be applied to all goodwill and other intangible assets recognized in our financial statements at the date of adoption. At that time, goodwill will no longer be amortized, but will be tested periodically for impairment. As of December 31, 2001, we had approximately $4.3 million of goodwill, which is included in other assets on our balance sheet, and goodwill amortization was $960,000, $220,000 and $220,000 in 2001, 2000 and 1999, respectively. We do not expect adoption of this statement to have a material impact on our financial condition, results of operations or liquidity.

Critical Accounting Policies

Our Consolidated Financial Statements have been prepared in accordance with GAAP. Some of the accounting policies permitted by GAAP require us to make estimates of the amounts of assets and liabilities to be reported in our Consolidated Financial Statements. We have provided a summary of all of our significant accounting policies on pages 54 to 56 of our Consolidated Financial Statements. We recommend that you read all of these policies.

        The following discussion is intended to provide you with an understanding of our critical accounting policies, which are those accounting policies that we believe are most important to the portrayal of our financial condition and results of operations, and that require our most difficult, subjective and complex judgements.

Unpaid losses and loss adjustment expenses

At December 31, 2001, we estimated that under all insurance policies and reinsurance contracts issued by our insurance businesses the ultimate amount that we would have to pay for all events that occurred as of December 31, 2001 is $2,324.4 million. This amount includes estimated losses from claims plus estimated expenses to settle claims. Our estimate also includes amounts for losses occurring prior to December 31, 2001 whether or not these claims have been reported to us.

        In arriving at the estimate of unpaid claims, our actuaries performed detailed studies of historical data for incurred claims, reported claims and paid claims for each major line of business and by accident year. The review of this data results in patterns and trends that are analyzed using actuarial models that assume that historical development patterns will be predictive of future patterns. Along with this historical data, our actuaries consider the impact of legal and legislative developments, regulatory trends, changes in social attitudes and economic conditions. From this assessment, we develop various sets of assumptions that we believe are valid and can be relied upon to help us predict future claim trends. These assumptions are then applied to various actuarially accepted methods and techniques, which provide us with a range of possible outcomes of the ultimate claims to be paid by us in the future. Management uses its judgment to select the best estimate of the amounts needed to pay all future claims and related expenses from this range of possible outcomes. Under GAAP, we record a liability on our balance sheet equal to that amount.

P M A C A P I T A L

        It is important that you realize and understand that the process of estimating our ultimate claims liability is necessarily a complex and judgmental process inasmuch as the amounts are based on management’s informed estimates and judgments using data currently available to us. As additional experience and data become available regarding claim payment and reporting patterns, legal and legislative developments, regulatory trends on benefit levels for both medical and indemnity payments, and economic conditions, we revise our estimates accordingly. We believe that our liability for unpaid losses and loss adjustment expenses are fairly stated at December 31, 2001. However, if our future estimate of ultimate unpaid losses is larger than the recorded amounts, we would have to increase our reserves. The increase in reserves would result in a charge to earnings in the period recorded. Accordingly, any related reserve adjustment could have a material adverse effect on our financial condition, results of operations and liquidity.

        For additional information about our liability for unpaid losses and loss adjustment expenses, see Notes 2D and 4 to our Consolidated Financial Statements as well as the discussion on pages 38 and 39 of this Management’s Discussion and Analysis.

Investments

All investments in our portfolio are carried at market value. For 99% of our investments, we determine the market value using prices obtained in the public markets, both primary and secondary markets. These market prices reflect publicly reported values of recent purchase and sale transactions for each specific, individual security. Therefore, we believe that the reported fair values for our investments at December 31, 2001 reflect the value that we could realize if we sold these investments in the open market at that time.

        As part of determining the market value for each specific investment that we hold, we evaluate each issuer’s ability to fully meet their obligation to pay all amounts, both interest and principal, due in the future. Because we have invested in fixed income obligations with an average credit quality of AA-, and 99% of our investments are currently meeting their obligations with respect to scheduled interest income and principal payments, we believe that we will fully realize the value of our investments. However, future general economic conditions and/or specific company performance issues may cause a particular issuer, or group of issuers in the same industry segment, to become unable to meet their obligation to pay principal and interest as it comes due. If such events were to occur, then we would evaluate our ability to fully recover the recorded value of our investment. Ultimately, we may have to write down an investment to its then determined net realizable value and reflect that write-down in earnings in the period such determination is made.

        For additional information about our investments, see Notes 2B, 3 and 11 as well as the discussion on pages 43 to 45 of this Management’s Discussion and Analysis.

Reinsurance Receivables

We follow the customary insurance industry practice of reinsuring with other insurance and reinsurance companies a portion of the risks under the policies written by our insurance and reinsurance subsidiaries. Our reinsurance receivables total $1,210.8 million at December 31, 2001. We have also estimated that $4.6 million of reinsurance receivables will be uncollectible, and we have provided a valuation allowance for that amount.

        Although the contractual obligation of individual reinsurers to pay their reinsurance obligations is determinable from specific contract provisions, the collectibility of such amounts requires significant estimation by management. Many years may pass between the occurrence of a claim, when it is reported to us and when we ultimately settle and pay the claim. As a result, it can be several years before a reinsurer has to actually pay amounts to us. Over this period of time, economic conditions and operational performance of a particular reinsurer may impact their ability to meet these obligations and while they may still acknowledge their contractual obligation to do so, they may not have the financial resources to fully meet their obligation to us. If this occurs, we may have to write down a reinsurance receivable to its then determined net realizable value and reflect that write-down in earnings in the period such determination is made. We attempt to limit any such exposure to uncollectible reinsurance receivables by performing credit reviews of our reinsurers. In addition, we require collateral, such as assets held in trust or letters of credit, for certain reinsurance receivables. However, if our future estimate of uncollectible receivables exceeds our current expectations, we may need to increase our allowance for uncollectible reinsurance receivables. The increase in this allowance would result in a charge to earnings in the period recorded. Accordingly, any related charge could have a material adverse effect on our financial condition, results of operations and liquidity.

P M A C A P I T A L

Management's Discussion and Analysis (continued)

        For additional information about reinsurance receivables, see Note 5 to the Consolidated Financial Statements as well as the discussion on pages 39 to 41 of this Management’s Discussion and Analysis.

Cautionary Statements

Except for historical information provided in Management’s Discussion and Analysis and otherwise in this report, statements made throughout, including in the Business Outlook section, are forward-looking and contain information about financial results, economic conditions, trends and known uncertainties. Words such as “believes,” “estimates,” “anticipates,” “expects,” or similar words, are intended to identify forward-looking statements. These forward-looking statements are based on currently available financial, competitive and economic data and our current operating plans based on assumptions regarding future events. Our actual results could differ materially from those expected by our management. The factors that could cause actual results to vary materially, some of which are described with the forward-looking statements, include, but are not limited to:

•	changes in general economic conditions, including the performance of financial markets, interest rates and the level of unemployment;

•

regulatory or tax changes, including changes in risk-based capital or other regulatory standards that affect the cost of, or demand for, our products or otherwise affect our ability to conduct our business;

•	competitive conditions that may affect the level of rate adequacy related to the amount of risk undertaken and that may influence the sustainability of adequate rate changes;

•	ability to implement and maintain rate increases;

•	the effect of changes in workers’ compensation statutes and their administration, which may affect the rates that we can charge and the manner in which we administer claims;

•	our ability to predict and effectively manage claims related to insurance and reinsurance policies;

•	the lowering or loss of one or more of the financial strength or claims paying ratings of our insurance subsidiaries;

•	adequacy of reserves for claim liabilities;

•	adverse property and casualty loss development for events that we insured in prior years;

•	the uncertain nature of damage theories and loss amounts and the development of additional facts related to the attack on the World Trade Center;

•	uncertainty as to the price and availability of reinsurance on business we intend to write in the future, including reinsurance for terrorist acts;

•	adequacy and collectibility of reinsurance that we purchase;

•	severity of natural disasters and other catastrophes;

•	reliance on key management; and

•	other factors disclosed from time to time in our most recent Forms 10-K, 10-Q and 8-K filed with the Securities and Exchange Commission.

You should not place undue reliance on any such forward-looking statements. Unless otherwise stated, we disclaim any current intention to update forward-looking infor-mation and to release publicly the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

P M A C A P I T A L

Consolidated Balance Sheets

(in thousands, except share data)	2001	2000

Assets:
Investments:
Fixed maturities available for sale, at fair value (amortized cost:
2001 - $1,416,901; 2000 - $1,507,667)	$1,425,281	$1,485,308
Short-term investments, at cost which approximates fair value	350,054	341,641
Cash	20,656	5,604

Total investments and cash	1,795,991	1,832,553
Accrued investment income	19,121	20,867
Premiums receivable (net of valuation allowance: 2001 - $12,583; 2000 - $16,630)	301,104	299,342
Reinsurance receivables (net of valuation allowance: 2001 - $4,562; 2000 - $4,328)	1,210,764	933,889
Deferred income taxes, net	82,120	89,011
Deferred acquisition costs	64,350	48,522
Funds held by reinsureds	145,239	73,999
Other assets	184,290	171,223

Total assets	$3,802,979	$3,469,406

Liabilities:
Unpaid losses and loss adjustment expenses	$2,324,439	$2,053,138
Unearned premiums	308,292	269,734
Short-term debt	62,500	100,500
Long-term debt	--	62,500
Accounts payable, accrued expenses and other liabilities	217,490	207,211
Funds held under reinsurance treaties	227,892	173,762
Dividends to policyholders	17,132	17,246
Payable under securities loan agreements	33,228	145,269

Total liabilities	3,190,973	3,029,360

Commitments and contingencies (Note 7)

Shareholders' Equity:
Class A Common stock, $5 par value (40,000,000 shares authorized;
2001 - 34,217,945 shares issued and 31,167,006 outstanding;
2000 - 24,442,945 shares issued and 21,573,316 outstanding)	171,090	122,214
Additional paid-in capital	109,331	339
Retained earnings	382,165	384,694
Accumulated other comprehensive income (loss)	5,375	(14,373)
Notes receivable from officers	(158)	(56)
Treasury stock, at cost (2001 - 3,050,939 shares; 2000 - 2,869,629 shares)	(55,797)	(52,772)

Total shareholders' equity	612,006	440,046

Total liabilities and shareholders' equity	$3,802,979	$3,469,406

See accompanying notes to the consolidated financial statements.

P M A C A P I T A L

Consolidated Statements of Operations

(in thousands, except per share data)	2001	2000	1999

Revenues:
Net premiums written	$769,058	$545,555	$563,510
Change in net unearned premiums	(36,618)	(14,131)	(23,423)

Net premiums earned	732,440	531,424	540,087
Net investment income	86,945	102,591	110,057
Net realized investment gains (losses)	7,988	11,975	(7,745)
Other revenues	22,599	14,000	12,718

Total revenues	849,972	659,990	655,117

Losses and Expenses:
Losses and loss adjustment expenses	616,763	449,388	392,473
Acquisition expenses	138,982	112,654	124,368
Operating expenses	78,015	67,081	66,822
Dividends to policyholders	14,087	18,855	19,141
Interest expense	6,541	11,889	12,221

Total losses and expenses	854,388	659,867	615,025

Income (loss) before income taxes and cumulative
effect of accounting change	(4,416)	123	40,092
Income tax expense (benefit)	(11,519)	(1,202)	11,739

Income before cumulative effect of accounting change	7,103	1,325	28,353
Cumulative effect of accounting change
(net of income tax benefit of $1,485)	--	--	(2,759)

Net income	$7,103	$1,325	$25,594

Income per share:
Basic:
Income before cumulative effect of accounting change	$0.33	$0.06	$1.23
Cumulative effect of accounting change	--	--	(0.12)

Net income	$0.33	$0.06	$1.11

Diluted:
Income before cumulative effect of accounting change	$0.32	$0.06	$1.19
Cumulative effect of accounting change	--	--	(0.11)

Net income	$0.32	$0.06	$1.08

See accompanying notes to the consolidated financial statements.

P M A C A P I T A L

Consolidated Statements of Cash Flows

(in thousands)	2001	2000	1999

Cash flows from operating activities:
Net income	$7,103	$1,325	$25,594
Adjustments to reconcile net income to net cash flows
provided by (used in) operating activities:
Deferred income tax expense (benefit)	(3,147)	(82)	1,813
Cumulative effect of accounting change	--	--	2,759
Net realized investment (gains) losses	(7,988)	(11,975)	7,745
Gain on sale of real estate	(9,763)	--	--
Change in:
Premiums receivable and unearned premiums, net	20,236	(18,127)	40,207
Dividends to policyholders	(114)	3,464	3,082
Reinsurance receivables	(276,875)	(275,725)	(47,873)
Unpaid losses and loss adjustment expenses	257,520	120,537	(8,294)
Funds held by reinsureds	(72,588)	(54,721)	(10,979)
Funds held under reinsurance treaties	54,130	79,317	16,771
Accrued investment income	1,746	1,866	(580)
Deferred acquisition costs	(15,828)	427	2,166
Accounts payable, accrued expenses and other liabilities	45,122	96,667	1,495
Other, net	(9,129)	1,988	(16,509)

Net cash flows provided by (used in) operating activities	(9,575)	(55,039)	17,397

Cash flows from investing activities:
Fixed maturities available for sale:
Purchases	(1,054,794)	(422,350)	(1,198,557)
Maturities or calls	297,549	121,814	171,091
Sales	833,884	408,233	1,149,951
Equity securities:
Purchases	--	(24,706)	(37,779)
Sales	--	78,182	6
Net (purchases) sales of short-term investments	(102,637)	(131,688)	15,887
Proceeds from sale of real estate	14,401	--	--
Other, net	(8,071)	(29,522)	(4,738)

Net cash flows provided by (used in) investing activities	(19,668)	(37)	95,861

Cash flows from financing activities:
Proceeds from issuance of stock	157,868	--	--
Dividends paid to shareholders	(9,035)	(8,020)	(7,795)
Proceeds from exercise of stock options	1,387	2,866	6,035
Purchase of treasury stock	(5,323)	(18,427)	(30,241)
Repayments of debt	(100,500)	--	--
Net repayments (issuance) of notes receivable from officers	(102)	--	442

Net cash flows provided by (used in) financing activities	44,295	(23,581)	(31,559)

Net increase (decrease) in cash	15,052	(78,657)	81,699
Cash - beginning of year	5,604	84,261	2,562

Cash - end of year	$20,656	$5,604	$84,261

Supplementary cash flow information:
Income tax paid (refunded)	$(8,991)	$7,300	$12,352
Interest paid	$7,074	$11,795	$12,050

See accompanying notes to the consolidated financial statements.

P M A C A P I T A L

Consolidated Statements of Shareholders’ Equity

(in thousands)	2001	2000	1999

Class A Common stock:
Balance at beginning of year	$122,214	$56,791	$52,433
Issuance of Class A Common stock	48,876	--	--
Conversion of Common stock into Class A Common stock	--	65,423	4,358

Balance at end of year	171,090	122,214	56,791

Common stock:
Balance at beginning of year	--	65,423	69,781
Conversion of Common stock into Class A Common stock	--	(65,423)	(4,358)

Balance at end of year	--	--	65,423

Additional paid-in capital - Class A Common stock:
Balance at beginning of year	339	339	339
Issuance of Class A Common stock	108,992	--	--

Balance at end of year	109,331	339	339

Retained earnings:
Balance at beginning of year	384,694	391,981	377,601
Net income	7,103	1,325	25,594
Class A Common stock dividends declared	(9,018)	(7,458)	(3,543)
Common stock dividends declared	--	(922)	(4,139)
Reissuance of treasury shares under employee benefit plans	(614)	(232)	(3,532)

Balance at end of year	382,165	384,694	391,981

Accumulated other comprehensive income (loss):
Balance at beginning of year	(14,373)	(46,844)	30,016
Other comprehensive income (loss), net of tax
(expense) benefit:
2001 - ($10,634); 2000 - ($17,484); 1999 - $41,386	19,748	32,471	(76,860)

Balance at end of year	5,375	(14,373)	(46,844)

Notes receivable from officers:
Balance at beginning of year	(56)	(56)	(498)
Repayment (issuance) of notes receivable from officers	(102)	--	442

Balance at end of year	(158)	(56)	(56)

Treasury stock - Class A Common:
Balance at beginning of year	(52,772)	(32,909)	(12,610)
Purchase of treasury shares	(5,323)	(18,427)	(30,241)
Conversion of Common stock into Class A Common stock	--	(5,582)	--
Reissuance of treasury shares under employee benefit plans	2,298	4,146	9,942

Balance at end of year	(55,797)	(52,772)	(32,909)

Treasury stock - Common:
Balance at beginning of year	--	(5,582)	(5,582)
Conversion of Common stock into Class A Common stock	--	5,582	--

Balance at end of year	--	--	(5,582)

Total shareholders' equity:
Balance at beginning of year	440,046	429,143	511,480
Net income	7,103	1,325	25,594
Issuance of Class A Common stock	157,868	--	--
Class A Common stock dividends declared	(9,018)	(7,458)	(3,543)
Common stock dividends declared	--	(922)	(4,139)
Purchase of treasury shares	(5,323)	(18,427)	(30,241)
Reissuance of treasury shares under employee benefit plans	1,684	3,914	6,410
Other comprehensive income (loss)	19,748	32,471	(76,860)
Repayment (issuance) of notes receivable from officers	(102)	--	442

Balance at end of year	$612,006	$440,046	$429,143

See accompanying notes to the consolidated financial statements.

P M A C A P I T A L

Consolidated Statements of Comprehensive Income (Loss)

(in thousands)	2001	2000	1999

Net income	$7,103	$1,325	$25,594

Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities:
Holding gain (loss) arising during the period	25,175	40,095	(81,894)
Less: reclassification adjustment for (gains) losses included in net income, net of tax expense (benefit): 2001 - $2,796;
2000 - $4,191; 1999 - ($2,711)	(5,192)	(7,784)	5,034

Total unrealized gain (loss) on securities	19,983	32,311	(76,860)
Foreign currency translation (gain) loss, net of tax
expense (benefit):
2001 - ($127); 2000 - $87	(235)	160	--

Other comprehensive income (loss), net of tax	19,748	32,471	(76,860)

Comprehensive income (loss)	$26,851	$33,796	$(51,266)

See accompanying notes to the consolidated financial statements.

P M A C A P I T A L

Notes to Consolidated Financial Statements

1.	Business Description

The accompanying consolidated financial statements include the accounts of PMA Capital Corporation and its subsidiaries (collectively referred to as “PMA Capital” or the “Company”). PMA Capital is an insurance holding company that operates three specialty risk management businesses:

PMA Re — PMA Capital’s reinsurance operations offer excess of loss and pro rata property and casualty reinsurance protection mainly through reinsurance brokers.

The PMA Insurance Group — The PMA Insurance Group writes workers’ compensation, integrated disability and, to a lesser extent, other standard lines of commercial insurance, primarily in the eastern part of the United States. Approximately 90% of The PMA Insurance Group’s business is produced through independent agents and brokers.

Caliber One — PMA Capital’s specialty property and casualty operations write excess and surplus lines of business throughout the United States, generally through surplus lines brokers.

2.	Summary of Significant Accounting Policies

A. Basis of Presentation — The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”). All significant intercompany accounts and transactions have been eliminated in consolidation. The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. In addition, certain prior year amounts have been restated to conform to the current year classification. The balance sheet information presented in these financial statements and notes thereto is as of December 31 for each respective year. The statement of operations information is for the year ended December 31 for each respective year.

B. Investments — All fixed maturities are classified as available-for-sale and, accordingly, are carried at fair value. Changes in fair value of fixed maturities, net of income tax effects, are reflected in accumulated other comprehensive income (loss). Short-term investments, which have original maturities of one year or less, are carried at amortized cost, which approximates fair value. All short-term, highly liquid investments, which are part of the Company’s investing activities, are treated as short-term investments.

        Realized gains and losses, determined by specific identification where possible and the first-in, first-out method in other instances, are reflected in income in the period in which the sale transaction occurs. In the event that the carrying value of an investment exceeds its fair value and the decline in value is determined to be other-than-temporary, an impairment charge is recorded in net realized investment losses.

        The Company participates in a securities lending program through which securities are lent from the Company’s portfolio for short periods of time to qualifying third parties via a lending agent. Borrowers of these securities must provide collateral equal to a minimum of 102% of the market value including accrued interest of the lent securities. Acceptable collateral may be in the form of either cash or securities. Cash received as collateral is invested in short-term investments, and is recorded as such on the balance sheet, along with a corresponding liability included in payable under securities loan agreements. All securities received as collateral are of similar quality to those securities lent by the Company. The Company is not permitted by contract to sell or repledge the securities received as collateral. Additionally, the Company limits securities lending to 40% of statutory admitted assets of its insurance subsidiaries, with a 2% limit on statutory admitted assets to any individual borrower. The Company either receives a fee from the borrower or retains a portion of the income earned on the collateral. Under the terms of the securities lending program, the Company is indemnified against borrower default, with the lending agent responsible to the Company for any deficiency between the cost of replacing a security that was not returned and the amount of collateral held by the Company.

P M A C A P I T A L

C. Premiums — Premiums, including estimates of additional premiums resulting from audits of insureds’ records, and premiums from ceding companies which are typically reported on a delayed basis, are earned principally on a pro rata basis over the terms of the policies. Premiums applicable to the unexpired terms of policies in force are reported as unearned premiums. The estimated premiums receivable on retrospectively rated policies are reported as a component of premiums receivable.

D. Unpaid Losses and Loss Adjustment Expenses — Unpaid losses and loss adjustment expenses (“LAE”), which are stated net of estimated salvage and subrogation, are estimates of losses and loss adjustment expenses on known claims, and estimates of losses and loss adjustment expenses incurred but not reported (“IBNR”). IBNR reserves are calculated utilizing various actuarial methods. Unpaid losses on certain workers’ compensation claims are discounted to present value using the Company’s payment experience and mortality and interest assumptions in accordance with statutory accounting practices prescribed by the Pennsylvania Insurance Department (collectively “SAP”). The Company also discounts unpaid losses and LAE for certain other claims at rates permitted by domiciliary regulators. The methods of making such estimates and establishing the resulting reserves are continually reviewed and updated and any adjustments resulting therefrom are reflected in earnings in the period identified. See Note 4 for additional information.

E. Deferred Acquisition Costs — Costs that directly relate to and vary with acquisition of new and renewal business are deferred and amortized over the period during which the related premiums are earned. Such direct costs include commissions, brokerage and premium taxes, as well as other policy issuance costs and underwriting expenses. The Company determines whether deferred acquisition costs are recoverable considering future losses and loss adjustment expenses, maintenance costs and anticipated investment income. To the extent that deferred acquisition costs are not recoverable, the deficiency is charged to income in the period identified.

F. Dividends to Policyholders — The PMA Insurance Group issues certain workers’ compensation insurance policies with dividend payment features. These policyholders share in the operating results of their respective policies in the form of dividends declared at the discretion of the Board of Directors of The PMA Insurance Group’s operating companies. Dividends to policyholders are accrued during the period in which the related premiums are earned and are determined based on the terms of the individual policies.

G. Income Taxes — The Company records deferred tax assets and liabilities to the extent of the tax effect of differences between the financial statement carrying values and tax bases of assets and liabilities. A valuation allowance is recorded for deferred tax assets where it appears more likely than not that the Company will not be able to recover the deferred tax asset.

H. Stock-Based Compensation — The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s Class A Common stock at grant date or other measurement date over the amount an employee must pay to acquire the Class A Common stock.

I. Other Revenues — Other revenues include service revenues related to unbundled claims, risk management and related services provided by The PMA Insurance Group, which are earned over the term of the related contracts in proportion to the actual services rendered, and other miscellaneous revenues.

J. Recent Accounting Pronouncements — Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as “derivatives”) and for hedging activities. SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. The Company does not have any derivative instruments that are impacted by the accounting requirements of SFAS No. 133 and the Company does not currently participate in any hedging activities. Accordingly, the adoption of SFAS No. 133 did not have a material impact on the Company’s financial condition, results of operations or liquidity.

P M A C A P I T A L

Notes to Consolidated Financial Statements (continued)

        In 2001, the Company adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities-- a Replacement of SFAS No. 125." SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. SFAS No. 140 revises the standards for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125 without reconsideration. The Company's existing policies and practices for its securities lending program are in conformity with SFAS No. 140. Accordingly, the adoption of SFAS No. 140 did not have a material impact on the Company's financial condition, results of operations or liquidity.

        As of December 31, 2001, the Company adopted Statement of Position (“SOP”) 01-05, “Amendments to Specific AICPA Pronouncements for Changes Related to the NAIC Codification.” SOP 01-05 requires insurance enterprises to disclose any prescribed or permitted statutory accounting practice that it uses and the related monetary effect on statutory surplus if such accounting practice differs from either state prescribed statutory accounting practices or National Association of Insurance Commissioners (“NAIC”) statutory accounting practices. See Note 16 for additional information.

        Effective January 1, 2000, the Company adopted SOP 98-7, “Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk.” This statement identifies several methods of deposit accounting and provides guidance on the application of each method. This statement classifies insurance and reinsurance contracts for which the deposit method is appropriate as contracts that (i) transfer only significant timing risk, (ii) transfer only significant underwriting risk, (iii) transfer neither significant timing nor underwriting risk and (iv) have an indeterminate risk. The adoption of SOP 98-7 did not have a material impact on the Company’s financial condition, results of operations or liquidity.

        Effective January 1, 1999, the Company adopted SOP 97-3, “Accounting by Insurance and Other Enterprises for Insurance-Related Assessments.” SOP 97-3 provides guidance for determining when an insurance company should recognize a liability for guaranty fund and other insurance-related assessments and how to measure that liability. As a result of adopting SOP 97-3, the Company recorded a liability of $4.3 million pre-tax and a resulting charge to earnings of $2.8 million, net of income tax benefit of $1.5 million, which has been reported as a cumulative effect of accounting change. This accounting change impacted The PMA Insurance Group segment.

        In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 142, “Goodwill and Other Intangible Assets.” This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets. The Company is required to adopt the provisions of this statement effective January 1, 2002. This statement is required to be applied to all goodwill and other intangible assets recognized in the Company’s financial statements at the date of adoption. At that time, goodwill will no longer be amortized, but will be tested periodically for impairment. As of December 31, 2001, the Company had approximately $4.3 million of goodwill, which is included in other assets on the Company’s balance sheet, and goodwill amortization was $960,000, $220,000 and $220,000 in 2001, 2000 and 1999, respectively. The Company does not expect adoption of this statement to have a material impact on the Company’s financial condition, results of operations or liquidity when it is adopted.

P M A C A P I T A L
3.	Investments

The Company’s investment portfolio is diversified and does not contain any significant concentrations in single issuers other than U.S. Treasury and agency obligations. In addition, the Company does not have a significant concentration of investments in any single industry segment other than finance companies, which comprise 8% of invested assets at December 31, 2001. Included in this industry segment are financial institutions, including the financing subsidiaries of automotive manufacturers.

        The amortized cost and fair value of the Company’s investment portfolio are as follows:

(dollar amounts in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

December 31, 2001
Fixed maturities available for sale:
U.S. Treasury securities and obligations
of U.S. Government agencies	$263,633	$4,563	$2,155	$266,041
States, political subdivisions and foreign government securities	16,857	272	31	17,098
Corporate debt securities	594,477	13,354	8,828	599,003
Mortgage-backed and other asset-backed securities	541,934	10,215	9,010	543,139

Total fixed maturities available for sale	1,416,901	28,404	20,024	1,425,281
Short-term investments	350,054	--	--	350,054

Total investments	$1,766,955	$28,404	$20,024	$1,775,335

December 31, 2000
Fixed maturities available for sale:
U.S. Treasury securities and obligations
of U.S. Government agencies	$349,112	$7,433	$680	$355,865
States, political subdivisions and foreign government securities	28,784	103	449	28,438
Corporate debt securities	528,753	3,612	28,497	503,868
Mortgage-backed and other asset-backed securities	601,018	6,324	10,205	597,137

Total fixed maturities available for sale	1,507,667	17,472	39,831	1,485,308
Short-term investments	341,641	--	--	341,641

Total investments	$1,849,308	$17,472	$39,831	$1,826,949

The amortized cost and fair value of fixed maturities at December 31, 2001, by contractual maturity, are as follows:

(dollar amounts in thousands)	Amortized Cost	Fair Value

2002	$96,254	$98,278
2003-2006	283,169	290,404
2007-2011	216,428	215,367
2012 and thereafter	279,116	278,093
Mortgage-backed and other asset-backed securities	541,934	543,139

	$1,416,901	$1,425,281

P M A C A P I T A L

Notes to Consolidated Financial Statements (continued)

Net investment income consists of the following:

(dollar amounts in thousands)	2001	2000	1999

Fixed maturities	$91,530	$103,490	$106,058
Equity securities	--	716	131
Short-term investments	7,048	8,513	5,126
Other	2,911	3,002	2,887

Total investment income	101,489	115,721	114,202
Investment expenses(1)	14,544	13,130	4,145

Net investment income	$86,945	$102,591	$110,057

(1)	Includes $12.0 million and $10.6 million of interest credited on funds held treaties in 2001 and 2000, respectively.

The Company recognized income, net of lending fees, from securities lending transactions of $383,000, $600,000 and $1.3 million in 2001, 2000 and 1999, respectively, which was included in net investment income. At December 31, 2001, the Company had approximately $33.2 million of collateral related to securities on loan, substantially all of which was cash received and subsequently reinvested in short-term investments.

        Net realized investment gains (losses) consist of the following:

(dollar amounts in thousands)	2001	2000	1999

Realized gains:
Fixed maturities	$15,768	$3,423	$6,839
Equity securities	--	15,698	2

	15,768	19,121	6,841
Realized losses:
Fixed maturities	(7,780)	(7,146)	(14,585)
Equity securities	--	--	(1)

	(7,780)	(7,146)	(14,586)

Total net realized
investment gains (losses)	$7,988	$11,975	$(7,745)

The change in unrealized gains (losses) on investments for 2001, 2000 and 1999 was $30.7 million, $49.7 million and ($118.2) million, respectively, attributable to fixed maturities.

        On December 31, 2001, the Company had securities with a total amortized cost of $37.6 million and fair value of $39.0 million on deposit with various governmental authorities, as required by law. In addition, at December 31, 2001, securities with a total amortized cost of $46.8 million and fair value of $47.3 million were pledged as collateral for letters of credit issued on behalf of the Company, and securities with a total amortized cost of $18.3 million and fair value of $18.7 million were held in trust to support the Company’s investment in a Lloyd’s of London operation.

4.	Unpaid Losses and Loss Adjustment Expenses

Activity in the liability for unpaid losses and LAE is summarized as follows:

(dollar amounts in thousands)	2001	2000	1999

Balance at January 1	$2,053,138	$1,932,601	$1,940,895
Less: reinsurance
recoverable on unpaid
losses and LAE	924,429	648,227	593,701

Net balance at January 1	1,128,709	1,284,374	1,347,194

Losses and LAE
incurred, net:
Current year, net
of discount	586,392	432,767	409,554
Prior years	23,512	6,491	(32,514)
Accretion of prior
years' discount	6,859	10,130	15,433

Total losses and LAE
incurred, net	616,763	449,388	392,473

Losses and LAE paid, net:
Current year	(145,352)	(110,188)	(103,798)
Prior years	(457,003)	(445,865)	(351,495)

Total losses and LAE
paid, net	(602,355)	(556,053)	(455,293)

Reserves transferred	--	(49,000)	--

Net balance at December 31	1,143,117	1,128,709	1,284,374
Reinsurance recoverable
on unpaid losses and LAE	1,181,322	924,429	648,227

Balance at December 31	$2,324,439	$2,053,138	$1,932,601

P M A C A P I T A L

Unpaid losses and LAE reflect management’s best estimate of future amounts needed to pay claims and related settlement costs with respect to insured events which have occurred, including events that have not been reported to the Company. In many cases, significant periods of time, ranging up to several years or more, may elapse between the occurrence of an insured loss, the reporting of the loss to the Company and the Company’s payment of that loss. In general, liabilities for reinsurers become known more slowly than for primary insurers and are subject to more unforeseen development and uncertainty. As part of the process for determining the Company’s unpaid losses and LAE, actuarial models are used that analyze historical data and consider the impact of current developments and trends, such as trends in claims severity and frequency. Also considered are legal developments, regulatory trends, legislative developments, changes in social attitudes and economic conditions.

        Losses and LAE incurred in 2001 were impacted by the September 11th terrorist attack on the World Trade Center. Gross losses of approximately $145 million resulted from this catastrophe, which is before (1) reinsurance recoveries, (2) additional premiums due to PMA Re’s retrocessionaires and (3) additional premiums due to PMA Re on its assumed business. Of these losses, approximately 80% were property losses, primarily from property excess of loss and property catastrophe coverages. The remaining 20% were casualty losses, primarily from umbrella coverages and, to a lesser extent, workers’ compensation coverages. The Company expects to recover approximately $120 million of its total losses from its reinsurers and retrocessionaires under existing reinsurance and retrocessional contracts. As a result of ceding these losses, the Company is required to pay additional premiums of approximately $30 million to its reinsurers and retrocessionaires. The Company expects to collect approximately $25 million of additional premiums from its ceding companies under contractual provisions of its assumed reinsurance contracts. These estimates are based on the Company’s analysis to date of known exposures. However, it is difficult to fully estimate the Company’s losses from the attack given the uncertain nature of damage theories and loss amounts, and the development of additional facts related to the attack. As more information becomes available, the Company’s estimate of these losses may need to be increased.

        The components of our (favorable) unfavorable development of reserves for losses and LAE for prior accident years, excluding accretion of discount, are as follows:

(dollar amounts in thousands)	2001	2000	1999

PMA Re	$(1,568)	$9,691	$(23,526)
The PMA Insurance Group	2,889	(6,074)	(8,988)
Caliber One	22,191	2,874	--

Total	$23,512	$6,491	$(32,514)

During 2001, PMA Re recorded favorable prior year development of $1.6 million, reflecting development on prior accident years due to re-estimated loss trends for such years that were lower than previous expectations. This is largely due to favorable development on casualty business.

        In 2000, PMA Re recorded unfavorable prior year development of $9.7 million, reflecting higher than expected losses and LAE primarily from more recent accident years, partially offset by lower than expected losses and LAE for accident years 1996 and prior. PMA Re’s actuarial department conducted its routine semi-annual reserve study to determine the impact of any emerging data on anticipated loss development trends and recorded unpaid losses and LAE reserves. Based on the actuarial work performed, which included analyzing recent trends in the levels of the reported and paid claims, an updated selection of actuarially determined loss reserve estimates was developed by accident year for each major line of business written by PMA Re. Management’s selection of the ultimate losses indicated that gross loss reserves needed to be increased by $83.2 million.

        The increase in the estimate of gross loss and LAE reserves primarily reflects higher than anticipated losses mainly in the Company’s pro rata business, where PMA Re participates with the insured by agreeing to pay a predetermined percentage of all losses arising under a particular insurance contract of the insured in exchange for the same predetermined percentage of all applicable premiums received under that contract. The concentration of estimated adverse loss development was in PMA Re’s pro rata reinsurance business related primarily to general liability treaties written on a claims made basis covering losses in 1998 and 1999, property treaties covering 1999 losses and, to a lesser extent, commercial automobile liability treaties covering losses in 1998 and 1999. In addition, the reserve increase reflects unfavorable prior year development in the excess of loss general liability line for accident years 1998 and 1999. Under existing retrocessional contracts, $60.0 million of gross

P M A C A P I T A L

Notes to Consolidated Financial Statements (continued)

losses were ceded to PMA Re’s retrocessionaires, reducing the impact on net incurred losses and LAE to $23.2 million. The increase in incurred losses and LAE, combined with $35.0 million of ceded premiums and interest on funds held under existing retrocessional contracts covering the ceded losses, resulted in a pre-tax charge of approximately $60 million to PMA Re’s operating results in 2000.

        During 1999, PMA Re recorded favorable prior year development of $23.5 million, reflecting development on prior accident years due to re-estimated loss trends for such years that were lower than previous expectations. This is largely due to favorable development on casualty excess of loss business.

        The PMA Insurance Group experienced unfavorable prior year development of $2.9 million in 2001, and favorable prior year development of $6.1 million and $9.0 million in 2000 and 1999, respectively. The unfavorable prior year development in 2001 reflects higher than expected claims handling costs. The favorable prior year development in 2000 and 1999 primarily reflects better than expected loss experience from loss-sensitive and rent-a-captive workers’ compensation business. Premium adjustments for loss-sensitive business and policyholders’ dividends for rent-a-captive business have substantially offset this favorable development. Rent-a-captives are used by customers as an alternative method to manage their loss exposure without establishing and capitalizing their own captive insurance company. Adjustments to premiums for retrospectively rated business and dividends on captive workers’ compensation business of $6.1 million and $8.4 million partially offset favorable prior year development in 2000 and 1999, respectively.

        As a result of its reserve reviews conducted during 2001, Caliber One revised its estimate of ultimate expected claims activity and, accordingly, increased its estimate of ultimate losses, substantially all for accident years 1999 and 2000. During 2001, Caliber One recorded unfavorable prior year development of $22.2 million, which is net of losses of approximately $26 million ceded to third party reinsurers under existing reinsurance contracts covering the prior year loss development. These losses primarily reflect higher than expected claim frequency and severity that emerged in 2001 on certain casualty lines of business, primarily professional liability policies for the nursing homes class of business, and, to a lesser extent, property lines of business.

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

        Reserves transferred in 2000 reflect the assumption of liability by an unaffiliated third party of The PMA Insurance Group’s Run-off operations, which reinsured certain obligations primarily associated with workers’ compensation claims written by The PMA Insurance Group’s Pooled Companies for the years 1991 and prior.

        Unpaid losses for the Company’s workers’ compensation claims, net of reinsurance, at December 31, 2001 and 2000 were $363.5 million and $341.8 million, net of discount of $91.0 million and $88.4 million, respectively. The approximate discount rate used was 5% at December 31, 2001 and 2000.

        The Company’s loss reserves were stated net of salvage and subrogation of $40.8 million and $41.8 million at December 31, 2001 and 2000, respectively.

        Management believes that its unpaid losses and LAE are fairly stated at December 31, 2001. However, estimating the ultimate claims liability is necessarily a complex and judgmental process inasmuch as the amounts are based on management’s informed estimates and judgments using data currently available. As additional experience and data become available regarding claims payment and reporting patterns, legislative developments, judicial theories of liability, regulatory trends on benefit levels for both medical and indemnity payments, social attitudes and economic conditions, the estimates are revised accordingly. If the Company’s ultimate losses, net of reinsurance, prove to differ substantially from the amounts recorded at December 31, 2001, the related adjustments could have a material adverse effect on the Company’s financial condition, results of operations and liquidity.

        Asbestos-related liabilities included in unpaid losses and LAE were as follows:

(dollar amounts in thousands)	2001	2000	1999

Gross of reinsurance:
Beginning reserves	$49,193	$61,277	$67,857
Incurred losses and LAE	23,295	1,640	1,910
Paid losses and LAE	(12,629)	(13,724)	(8,490)

Ending reserves	$59,859	$49,193	$61,277

Net of reinsurance:
Beginning reserves	$32,043	$38,851	$43,556
Incurred losses and LAE	131	(341)	(341)
Paid losses and LAE	(3,604)	(6,467)	(4,364)

Ending reserves	$28,570	$32,043	$38,851

P M A C A P I T A L

Environmental-related liabilities included in unpaid losses and LAE were as follows:

(dollar amounts in thousands)	2001	2000	1999

Gross of reinsurance:
Beginning reserves	$29,483	$41,359	$47,036
Incurred losses and LAE	2,846	(7,848)	5,081
Paid losses and LAE	(2,745)	(4,028)	(10,758)

Ending reserves	$29,584	$29,483	$41,359

Net of reinsurance:
Beginning reserves	$18,020	$24,522	$29,356
Incurred losses and LAE	15	(3,212)	82
Paid losses and LAE	(2,058)	(3,290)	(4,916)

Ending reserves	$15,977	$18,020	$24,522

Of the total net asbestos reserves, approximately $26.6 million, $27.2 million and $32.0 million related to IBNR losses at December 31, 2001, 2000 and 1999, respectively. Of the total net environmental reserves, approximately $9.2 million, $9.2 million and $18.0 million related to IBNR losses at December 31, 2001, 2000 and 1999, respectively. All incurred asbestos and environmental losses were for accident years 1986 and prior.

        Estimating reserves for asbestos and environmental exposures continues to be difficult because of several factors, including: (i) evolving methodologies for the estimation of the liabilities; (ii) lack of reliable historical claim data; (iii) uncertainties with respect to insurance and reinsurance coverage related to these obligations; (iv) changing judicial interpretations; and (v) changing government standards. Management believes that its reserves for asbestos and environmental claims are appropriately established based upon known facts, existing case law and generally accepted actuarial methodologies. However, due to changing interpretations by courts involving coverage issues, the potential for changes in federal and state standards for clean-up and liability, as well as issues involving policy provisions, allocation of liability among participating insurers, and proof of coverage, the Company’s ultimate exposure for these claims may vary significantly from the amounts currently recorded, resulting in a potential future adjustment that could be material to the Company’s financial condition and results of operations.

5.	Reinsurance

In the ordinary course of business, PMA Capital’s reinsurance and insurance subsidiaries assume and cede premiums with other insurance companies and are members of various insurance pools and associations. The reinsurance and insurance subsidiaries cede business in order to limit the maximum net loss from large risks and limit the accumulation of many smaller losses from a catastrophic event. The reinsurance and insurance subsidiaries remain primarily liable to their clients in the event their reinsurers are unable to meet their financial obligations.

        The components of net premiums written and earned, and losses and LAE incurred are as follows:

(dollar amounts in thousands)	2001	2000	1999

Written premiums:
Direct	$531,286	$422,537	$382,001
Assumed	485,568	398,726	348,052
Ceded	(247,796)	(275,708)	(166,543)

Net	$769,058	$545,555	$563,510

Earned premiums:
Direct	$508,821	$416,152	$328,590
Assumed	466,975	393,828	366,029
Ceded	(243,356)	(278,556)	(154,532)

Net	$732,440	$531,424	$540,087

Losses and LAE:
Direct	$478,013	$368,424	$262,340
Assumed	498,366	389,724	243,200
Ceded	(359,616)	(308,760)	(113,067)

Net	$616,763	$449,388	$392,473

In 2001, losses and LAE ceded included approximately $120 million related to the September 11th attack on the World Trade Center. Approximately 30% of the ceded loss recoverables are secured by collateral, such as letters of credit or funds held. Substantially all of the remainder are from reinsurers and retrocessionaires rated “A-” or better by nationally recognized insurance rating agencies. Accordingly, the Company expects all recoverables to be fully collectible.

P M A C A P I T A L

Notes to Consolidated Financial Statements (continued)

        At December 31, 2001, the Company had reinsurance receivables due from the following unaffiliated reinsurers in excess of 5% of shareholders’ equity:

(dollar amounts in thousands)	Reinsurance Receivables	Collateral	Rating(1)

The London Reinsurance Group	$343,270	$343,270	A
United States Fidelity and Guaranty	143,635	104,154	A	+
Underwriters Re	86,549	86,549	NR	(2)
Houston Casualty	74,566	--	A	+
Mountain Ridge Insurance Company	49,829	49,829	NR	(3)
PXRE	36,495	13,688	A
Folksamerica Re	31,732	1,243	A	-

(1)	Ratings are as of February 28, 2002. A.M. Best ratings are as follows: A++, Superior, 1st of 16; A+, Superior, 2nd of 16; A, Excellent, 3rd of 16; and A-, Excellent, 4th of 16; NR, Not Rated.
(2)	Underwriters Re is a subsidiary of Swiss Re, which is rated A++.
(3)	Mountain Ridge is a subsidiary of St. Paul, which is rated A+.

The Company performs credit reviews of its reinsurers focusing on, among other things, financial capacity, stability, trends and commitment to the reinsurance business. Prospective and existing reinsurers failing to meet the Company’s standards are excluded from the Company’s reinsurance programs. In addition, the Company requires collateral, typically assets in trust, letters of credit or funds withheld, to support balances due from certain reinsurers, consisting generally of those not authorized to transact business in the applicable jurisdictions. At December 31, 2001 and 2000, the Company’s reinsurance receivables of $1,210.8 million and $933.9 million were supported by $626.9 million and $553.6 million of collateral. Of the uncollateralized reinsurance receivables as of December 31, 2001, approximately 95% were recoverable from reinsurers rated “A-” or better by A.M. Best. The Company believes that the amounts receivable from reinsurers are fully collectible and that the allowance for uncollectible items is adequate to cover any disputes about amounts owed by reinsurers to the Company.

6.	Debt

At December 31, 2001 and 2000, the Company had $62.5 million and $163.0 million outstanding under its existing Revolving Credit Facility (“Credit Facility”). Under the terms of the Credit Facility, the Company repaid $38.0 million in January 2001 and $62.5 million at year-end 2001, thereby reducing the outstanding debt to $62.5 million, which is the maximum amount PMA Capital can borrow under the Credit Facility as of December 31, 2001. The balance outstanding at December 31, 2001 of $62.5 million matures on December 31, 2002.

        The Credit Facility bears interest at the London InterBank Offered Rate (“LIBOR”) plus 1.375% on the utilized portion and carries a 0.375% facility fee. As of December 31, 2001, the interest rate on the utilized portion of the Credit Facility was approximately 3.3%.

        The Company has a letter of credit facility (the “Letter of Credit Facility”) which provides for up to $50.0 million in letter of credit capacity. At December 31, 2001 and 2000, the aggregate outstanding face amount of letters of credit issued was $27.9 million and $40.1 million, respectively. The Letter of Credit Facility primarily secures reinsurance liabilities of the insurance subsidiaries of the Company. At December 31, 2001, the Letter of Credit Facility carried fees of 0.45% per annum on the utilized portion and 0.15% on the unutilized portion.

        The debt covenants supporting the Credit Facility and the Letter of Credit Facility contain provisions that, among other matters, limit the Company’s ability to incur additional indebtedness, merge, consolidate and acquire or sell assets. The debt covenants also require the Company to satisfy certain ratios related to net worth, debt-to-capitalization and interest coverage. Additionally, the debt covenants place restrictions on dividends to shareholders. See Note 8 for additional information.

P M A C A P I T A L

7.	Commitments and Contingencies

For the years ended December 31, 2001, 2000 and 1999, total rent expense was $3.9 million, $3.4 million and $2.7 million, respectively. At December 31, 2001, the Company was obligated under noncancelable operating leases for office space with aggregate minimum annual rentals of $4.5 million in 2002, $4.9 million in 2003, $4.5 million in 2004, $3.2 million in 2005 and $16.9 million thereafter.

        In the event a property and casualty insurer operating in a jurisdiction where the Company’s insurance subsidiaries also operate becomes or is declared insolvent, state insurance regulations provide for the assessment of other insurers to fund any capital deficiency of the insolvent insurer. Generally, this assessment is based upon the ratio of an insurer’s voluntary premiums written to the total premiums written for all insurers in that particular jurisdiction. As of December 31, 2001, the Company has recorded a liability of $3.8 million for these assessments, which is included in accounts payable, accrued expenses and other liabilities on the balance sheet. See Note 2J for additional information regarding SOP 97-3.

        The Company has provided guarantees of $9.7 million, primarily related to loans on properties in which the Company has an interest.

        Under the terms of the sale of one of the Company’s insurance subsidiaries in 1998, the Company has agreed to indemnify the buyer, up to a maximum of $15.0 million if the actual claim payments in the aggregate exceed the estimated payments upon which the loss reserves of the former subsidiary were established. If the actual claim payments in the aggregate are less than the estimated payments upon which the loss reserves have been established, the Company will participate in such favorable loss reserve development.

        The Company is continuously involved in numerous lawsuits arising, for the most part, in the ordinary course of business, either as a liability insurer defending third party claims brought against its insureds, or as an insurer defending coverage claims brought against it by its policyholders or other insurers. While the outcome of all litigation involving the Company, including insurance-related litigation, cannot be determined, litigation is not expected to result in losses that differ from recorded reserves by amounts that would be material to the Company’s financial condition, results of operations or liquidity. In addition, reinsurance recoveries related to claims in litigation, net of the allowance for uncollectible reinsurance, are not expected to result in recoveries that differ from recorded receivables by amounts that would be material to the Company’s financial condition, results of operations or liquidity.

8.	Shareholders’ Equity

In December 2001, the Company issued 9,775,000 shares of its Class A Common stock, realizing net proceeds of $157.9 million. The Company used the net proceeds from this issuance to contribute additional capital to its reinsurance subsidiary and to repay a portion of its outstanding debt under its Credit Facility.

        Effective on the close of business April 24, 2000, the Company eliminated its class of Common stock from the Company’s authorized capital and reclassified each issued share of Common stock into one share of Class A Common stock. In addition, in early 2000 the Company authorized 2,000,000 shares of undesignated Preferred stock, $0.01 par value per share. There are no shares of Preferred stock issued or outstanding.

        In 2000, the Company’s Board of Directors adopted a shareholder rights plan that will expire on May 22, 2010. The rights automatically attached to each share of Class A Common stock. Generally, the rights become exercisable after the acquisition of 15% or more of the Company’s Class A Common stock and permit rights-holders to purchase the Company’s Class A Common stock or that of an acquirer at a substantial discount. The Company may redeem the rights for $0.001 per right at any time prior to an acquisition.

        The Company declared dividends on its Class A Common stock of $0.42, $0.39 and $0.36 per share in 2001, 2000 and 1999, respectively. The Company declared dividends on its Common stock of $0.08 per share and $0.32 per share in 2000 and 1999, respectively.

P M A C A P I T A L

Notes to Consolidated Financial Statements (continued)

Changes in Class A Common stock and Common stock shares were as follows:

	2001	2000	1999

Class A Common stock:
Balance at beginning of year	24,442,945	11,358,280	10,486,677
Issuance of Class A Common stock	9,775,000	--	--
Conversion of Common stock into Class A Common stock	--	13,084,665	871,603

Balance at end of year	34,217,945	24,442,945	11,358,280

Common stock:
Balance at beginning of year	--	13,084,665	13,956,268
Conversion of Common stock into Class A Common stock	--	(13,084,665)	(871,603)

Balance at end of year	--	--	13,084,665

Treasury stock - Class A Common stock:
Balance at beginning of year	2,869,629	1,665,426	648,714
Purchase of treasury shares	299,300	988,800	1,526,500
Reissuance of treasury shares under employee benefit plans	(117,990)	(220,604)	(509,788)
Conversion of Common stock into Class A Common stock	--	436,007	--

Balance at end of year	3,050,939	2,869,629	1,665,426

Treasury stock - Common stock:
Balance at beginning of year	--	436,007	436,007
Conversion of Common stock into Class A Common stock	--	(436,007)	--
Purchase of treasury shares	--	--	--

Balance at end of year	--	--	436,007

In 1998, the Company’s Board of Directors authorized a plan to repurchase shares of Class A Common stock in an amount not to exceed $25.0 million. The Company’s Board of Directors authorized an additional $15.0 million and $50.0 million of share repurchase authority in 2000 and 1999, respectively. Since the inception of its share repurchase program, the Company has repurchased a total of 3.8 million shares at a cost of $72.8 million. The Company repurchased 299,000 shares at a cost of $5.3 million in 2001, 1.0 million shares at a cost of $18.4 million in 2000 and 1.5 million shares at a cost of $30.2 million in 1999. The Company’s remaining share repurchase authorization at December 31, 2001 is $17.2 million. Decisions regarding share repurchases are subject to prevailing market conditions and an evaluation of the costs and benefits associated with alternative uses of capital.

        The Company’s domestic insurance subsidiaries’ ability to pay dividends to the holding company is limited by the insurance laws and regulations of Pennsylvania. All of PMA Capital’s domestic insurance entities are owned by PMA Capital Insurance Company (“PMACIC”).

        As a result, dividends from The PMA Insurance Group’s Pooled Companies and Caliber One Indemnity Company may not be paid directly to PMA Capital. Instead, only PMACIC, a Pennsylvania domiciled company, may pay dividends directly to PMA Capital. Approximately $56 million of dividends are available to be paid by PMACIC to PMA Capital in 2002 without the prior approval of the Pennsylvania Insurance Commissioner. As of December 31, 2001, The PMA Insurance Group’s Pooled Companies can pay up to approximately $27 million in dividends to PMACIC during 2002. Under Delaware law (which is substantially similar to Pennsylvania law with respect to dividends), Caliber One cannot pay dividends to PMACIC in 2002. Dividends received from subsidiaries were $29.6 million, $36.0 million and $43.2 million in 2001, 2000 and 1999, respectively.

        PMA Capital’s dividends to shareholders are restricted by its debt agreements. Under the most restrictive debt covenant of the Credit Facility and the Letter of Credit Facility, the Company would be able to pay dividends of approximately $15 million in 2002.

P M A C A P I T A L

9.	Stock Options

The Company currently has stock option plans in place for stock options granted to officers and other key employees for the purchase of the Company’s Class A Common stock, under which 3,435,620 Class A Common shares were reserved for issuance at December 31, 2001. The stock options are granted under terms and conditions determined by the Stock Option Committee of the Board of Directors. Stock options granted have a maximum term of ten years, generally vest over periods ranging between zero and five years, and are typically granted with an exercise price at least equal to the fair market value of the Class A Common stock on the date the options are granted. Information regarding these option plans is as follows:

	2001		2000		1999

	Shares	Weighted Average Price	Shares	Weighted Average Price	Shares	Weighted Average Price

Options outstanding, beginning of year	3,444,026	$16.22	3,320,556	$15.40	3,446,170	$14.39
Options granted	115,000	20.00	411,000	21.50	427,000	19.53
Options exercised	(128,372)	12.20	(221,905)	13.02	(515,864)	11.94
Options forfeited or expired	(43,500)	20.26	(65,625)	18.84	(36,750)	16.53

Options outstanding, end of year(1)	3,387,154	$16.45	3,444,026	$16.22	3,320,556	$15.40

Options exercisable, end of year	2,190,357	$14.91	2,102,509	$14.38	2,160,486	$14.03

Option price range at end of year	$10.00 to $21.50		$8.00 to $21.50		$8.00 to $20.44
Option price range for exercised shares	$8.00 to $17.00		$8.00 to $17.00		$8.00 to $17.00
Options available for grant at end of year	48,466		121,966		467,341

(1)

Included in the options outstanding at the end of 2001, 2000 and 1999 are 420,000 options (“Target Price Options”) with an exercise price of $17.00, which become exercisable based on the Company’s Class A Common stock achieving certain target prices, with one-half of those options becoming exercisable if the share price reaches $28.00 by February 2003 and the remaining one-half becoming exercisable if the share price reaches $32.00 by February 2003. In 2000, the Company reduced the accrual for these Target Price Options by approximately $1 million. There was no accrued liability for the Target Price Options as of December 31, 2001 and 2000.

In 2001, 2000 and 1999, all options were granted with an exercise price that exceeded the market value on the grant date.

        The weighted average exercise price and fair value of options granted were as follows:

	2001	2000	1999

Weighted average exercise price	$20.00	$21.50	$19.53
Fair value	$6.39	$7.16	$9.61

The fair value of options at date of grant was estimated using a binomial option-pricing model with the following weighted average assumptions:

	2001	2000	1999

Expected life (years)	10	10	10
Risk-free interest rate	5.2%	6.5%	4.9%
Expected volatility	16%	17%	17%
Expected dividend yield	2.4%	2.4%	2.0%

Information regarding stock options outstanding and options exercisable at December 31, 2001 is as follows:

	Options Outstanding			Options Exercisable

Exercise Prices	Number of Shares	Weighted Average Remaining Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

$10.00 to $13.00	768,989	1.54	$11.44	768,989	$11.44
$13.01 to $16.00	462,915	3.43	$15.50	462,915	$15.50
$16.01 to $19.00	1,282,250	4.11	$17.06	832,618	$17.09
$19.01 to $21.50	873,000	7.82	$20.46	125,835	$19.55

The Company has adopted the disclosure-only provision of SFAS No. 123, “Accounting for Stock-Based Compensation.” Accordingly, compensation cost that was recognized in 2001, 2000 and 1999 for stock options, other than Target Price Options, was not significant.

P M A C A P I T A L

Notes to Consolidated Financial Statements (continued)

Had compensation costs for the Company’s stock option plans been determined based on the fair value at the grant date for awards granted during the year, the Company’s pre-tax income would have been reduced by $735,000, $2.9 million and $4.1 million in 2001, 2000 and 1999, respectively. After-tax income would have been reduced by $478,000, $1.9 million and $2.7 million or $0.02, $0.09 and $0.12 per basic share and $0.02, $0.09 and $0.11 per diluted share in 2001, 2000 and 1999, respectively.

10.	Earnings Per Share

A reconciliation of the shares used as the denominator of the basic and diluted earnings per share computations is presented below:

	2001	2000	1999

Basic shares - weighted
average shares
outstanding	21,831,725	21,898,967	22,976,326
Effect of dilutive
stock options	384,970	454,655	809,590

Total diluted shares	22,216,695	22,353,622	23,785,916

For all years presented, there were no differences in the numerator (income before cumulative effect of accounting change) for the basic and diluted earnings per share calculation.

        The effect of 873,000, 840,500 and 12,500 stock options were excluded from the computation of diluted earnings per share because they would have been anti-dilutive for 2001, 2000 and 1999, respectively.

11.	Fair Value of Financial Instruments

As of December 31, 2001 and 2000, the carrying amounts for the Company’s financial instruments approximated their estimated fair value. The Company measures the fair value of fixed maturities based upon quoted market prices or by obtaining quotes from dealers. The fair value of debt is estimated using discounted cash flow calculations based upon the Company’s current incremental borrowing rate for similar types of borrowing facilities or the rate utilized to prepay obligations, where applicable. For other financial instruments, the carrying values approximate their fair values. Certain financial instruments, specifically amounts relating to insurance and reinsurance contracts, are excluded from this disclosure.

12.	Income Taxes

The components of the Federal income tax expense (benefit) from income before cumulative effect of accounting change are:

(dollar amounts in thousands)	2001	2000	1999

Current	$(8,372)	$(1,120)	$9,926
Deferred	(3,147)	(82)	1,813

Income tax expense (benefit)	$(11,519)	$(1,202)	$11,739

In addition, in 1999, the Company recognized a deferred Federal income tax benefit of $1.5 million related to the cumulative effect of accounting change.

        A reconciliation between the total income tax expense (benefit) and the amounts computed at the statutory Federal income tax rate of 35% is as follows:

(dollar amounts in thousands)	2001	2000	1999

Federal income tax at the statutory rate	$(1,546)	$43	$14,032
Reversal of income
tax accruals	(10,076)	(1,362)	(2,672)
Other	103	117	379

Income tax expense (benefit)	$(11,519)	$(1,202)	$11,739

P M A C A P I T A L

The tax effects of significant temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that represent the net deferred tax asset are as follows:

(dollar amounts in thousands)	2001	2000

Discounting of unpaid losses and LAE	$54,647	$60,762
Unrealized depreciation of investments	--	7,741
Tax credit carryforwards	29,189	22,357
Unearned premiums	18,508	16,060
Allowance for uncollectible accounts	6,402	6,297
Postretirement benefit obligation	4,878	5,031
Deferred compensation	3,001	3,168
Depreciation	1,909	1,490
Guaranty funds and other assessments	1,335	1,522
Other	9,469	6,685

Gross deferred tax assets	129,338	131,113
Valuation allowance	(572)	--

Deferred tax assets, net of
valuation allowance	128,766	131,113

Deferred acquisition costs	(22,521)	(16,982)
Losses of foreign reinsurance affiliate	(11,120)	(20,970)
Unrealized appreciation of investments	(2,886)	--
Prepaid pension	(2,945)	--
Capitalized software	(4,100)	(3,560)
Other	(3,074)	(590)

Gross deferred tax liabilities	(46,646)	(42,102)

Net deferred tax assets	$82,120	$89,011

At December 31, 2001, the Company had $46.7 million of net operating loss carryforwards, which will expire in 2018 through 2021, and $12.1 million of alternative minimum tax credit carryforwards, which do not expire.

        Management believes that it is more likely than not that the benefit of its deferred tax asset will be fully realized, except for $572,000 of deferred tax assets relating to certain foreign insurance operations. Accordingly, the Company has recorded a valuation allowance for this portion of the deferred tax asset.

        The Company’s Federal income tax returns are subject to audit by the Internal Revenue Service (“IRS”), and provisions are made in the financial statements in anticipation of the results of these audits. The IRS completed their examination of the Company’s 1996 U.S. Federal tax return in 2001 with no material changes to the Company’s filed tax return. No other tax years are currently under audit by the IRS. In management’s opinion, adequate liabilities have been established for all years.

13.	Employee Retirement, Postretirement and Postemployment Benefits

A. Pension and Other Postretirement Benefits:

Pension Benefits — The Company sponsors a qualified non-contributory defined benefit pension plan (the “Qualified Pension Plan”) covering substantially all employees. After meeting certain qualifications, an employee acquires a vested right to future benefits. The benefits payable under the plan are generally determined on the basis of an employee’s length of employment and salary during employment. The Company’s policy is to fund pension costs in accordance with the Employee Retirement Income Security Act of 1974.

        The Company also maintains non-qualified unfunded supplemental defined benefit pension plans (the “Non-qualified Pension Plans”) for the benefit of certain key employees. The projected benefit obligation and accumulated benefit obligation for the Non-qualified Pension Plans were $5.1 million and $4.6 million, respectively, as of December 31, 2001.

Other Postretirement Benefits — In addition to providing pension benefits, the Company provides certain health care benefits for retired employees and their spouses. Substantially all of the Company’s employees may become eligible for those benefits if they meet the requirements for early retirement under the Qualified Pension Plan and have a minimum of 10 years employment with the Company. For employees who retired on or subsequent to January 1, 1993, the Company will pay a fixed portion of medical insurance premiums, including Medicare Part B. Retirees will absorb future increases in medical premiums.The Company also provides retiree life insurance for certain retirees.

P M A C A P I T A L

Notes to Consolidated Financial Statements (continued)

The following tables set forth the amounts recognized in the Company’s financial statements with respect to Pension Benefits and Other Postretirement Benefits:

	Pension Benefits		Other Postretirement Benefits

(dollar amounts in thousands)	2001	2000	2001	2000

Change in benefit obligation:
Benefit obligation at beginning of year	$51,698	$46,882	$8,274	$8,691
Service cost	1,917	1,408	205	181
Interest cost	3,911	3,686	605	613
Actuarial (gain) loss	1,868	2,026	496	(372)
Benefits paid	(2,251)	(2,224)	(1,065)	(839)
Plan amendments and other	--	(80)	--	--

Benefit obligation at end of year	$57,143	$51,698	$8,515	$8,274

Change in plan assets:
Fair value of plan assets at beginning of year	$45,440	$49,227	$--	$--
Actual return on plan assets	(2,862)	(3,106)	--	--
Employer contributions	9,000	1,650	--	--
Benefits paid	(2,251)	(2,224)	--	--
Other	--	(107)	--	--

Fair value of plan assets at end of year	$49,327	$45,440	$--	$--

Benefit obligation greater than the
fair value of plan assets	$(7,816)	$(6,258)	$(8,515)	$(8,274)
Unrecognized actuarial (gain) loss	13,603	4,879	(4,354)	(5,080)
Unrecognized prior service (cost) benefit	497	502	(841)	(960)
Unrecognized net transition obligation	329	325	--	--

Prepaid (accrued) benefit at end of year	$6,613	$(552)	$(13,710)	$(14,314)

	Pension Benefits			Other Postretirement Benefits

(dollar amounts in thousands)	2001	2000	1999	2001	2000	1999

Components of net periodic benefit cost:
Service cost	$1,917	$1,408	$1,597	$205	$181	$286
Interest cost	3,911	3,686	3,372	605	613	622
Expected return on plan assets	(3,983)	(4,375)	(3,619)	--	--	--
Amortization of transition obligation	(4)	(4)	(5)	--	--	--
Amortization of prior service cost	5	5	(30)	(119)	(119)	(119)
Recognized actuarial (gain) loss	26	(34)	4	(231)	(248)	(155)

Net periodic benefit cost	$1,872	$686	$1,319	$460	$427	$634

Weighted average assumptions:
Discount rate	7.25%	7.50%	7.75%	7.25%	7.50%	7.75%
Expected return on plan assets	9.00%	9.00%	9.00%	--	--	--
Rate of compensation increase	4.75%	4.75%	5.00%	--	--	--

For the measurement of Other Postretirement Benefits, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease gradually to 5.50% by 2007 and remain at that level thereafter. A one percentage point change in assumed health care cost trend rates would have an immaterial impact on the total service and interest cost components of the net periodic benefit cost and the postretirement benefit obligation.

        Qualified Pension Plan assets consist of approximately 55% equity securities and approximately 45% fixed maturity securities at December 31, 2001.

P M A C A P I T A L

B. Defined Contribution Savings Plan — The Company also maintains a voluntary defined contribution savings plan covering substantially all employees. The Company matches employee contributions up to 5% of compensation. Contributions under such plans expensed in 2001, 2000 and 1999 were $2.9 million, $2.6 million and $2.3 million, respectively.

C. Postemployment Benefits — The Company may provide certain benefits to employees subsequent to their employment, but prior to retirement including severance, long-term and short-term disability payments, and other related benefits. Postemployment benefits attributable to prior service and/or that relate to benefits that vest or accumulate are accrued presently if the payments are probable and reasonably estimable. Postemployment benefits that do not meet such criteria are accrued when payments are probable and reasonably estimable.

14.	Business Segments

The Company’s pre-tax operating income (loss) by principal business segment, and net income were as follows:

(dollar amounts in thousands)	2001	2000	1999

Pre-tax operating income (loss)(1):
PMA Re	$(3,062)	$(7,297)	$50,319
The PMA Insurance Group	23,148	21,601	18,200
Caliber One	(26,168)	(7,014)	83
Corporate and Other	(6,322)	(19,142)	(20,765)

Pre-tax operating income (loss)	(12,404)	(11,852)	47,837
Net realized investment
gains (losses)	7,988	11,975	(7,745)

Income (loss) before income
taxes and cumulative effect
of accounting change	(4,416)	123	40,092
Income tax expense (benefit)	(11,519)	(1,202)	11,739

Income before cumulative
effect of accounting change	7,103	1,325	28,353
Cumulative effect of accounting
change, net of tax	--	--	(2,759)

Net income	$7,103	$1,325	$25,594

(1)

Operating income (loss) differs from net income under GAAP because operating income (loss) excludes net realized investment gains and losses. Pre-tax operating income (loss) is defined as income (loss) from continuing operations before income taxes, excluding net realized investment gains and losses. The Company excludes net realized investment gains (losses) from the profit and loss measure it utilizes to assess the performance of its operating segments because (i) net realized investment gains (losses) are unpredictable and not necessarily indicative of current operating fundamentals or future performance and (ii) in many instances, decisions to buy and sell securities are made at the holding company level, and such decisions result in net realized gains (losses) that do not relate to the operations of the individual segments.

        The Company's revenues, substantially all of which are generated within the U.S., by principal business segment were as follows:

(dollar amounts in thousands)	2001	2000	1999

PMA Re	$385,762	$302,234	$351,548
The PMA Insurance Group	397,258	310,416	282,302
Caliber One	49,356	33,223	27,188
Corporate and Other	9,608	2,142	1,824
Net realized investment
gains (losses)	7,988	11,975	(7,745)

Total revenues	$849,972	$659,990	$655,117

The Company’s amortization and depreciation expense by principal business segment were as follows:

(dollar amounts in thousands)	2001	2000	1999

PMA Re	$3,520	$1,803	$2,852
The PMA Insurance Group	1,933	3,609	2,973
Caliber One	1,295	1,123	595
Corporate and Other	328	863	1,232

Total depreciation and
amortization expense	$7,076	$7,398	$7,652

The Company’s total assets(1) by principal business segment were as follows:

(dollar amounts in thousands)	2001	2000	1999

PMA Re	$1,868,818	$1,539,853	$1,351,962
The PMA Insurance Group	1,678,206	1,688,376	1,746,676
Caliber One	299,756	239,660	160,194
Corporate and Other	(43,801)	1,517	(13,745)

Total assets	$3,802,979	$3,469,406	$3,245,087

(1)	Equity investments in subsidiaries, which eliminate in consolidation, are excluded from total assets for each segment.

PMA Re distributes its products through reinsurance brokers, and PMA Re’s top four such brokers accounted for approximately 80% of PMA Re’s gross premiums written in 2001. During 2001, 2000 and 1999, total revenues of approximately $110 million, $76 million and $159 million, respectively, were placed through brokers which individually exceeded 10% of the Company’s total revenue.

P M A C A P I T A L

Notes to Consolidated Financial Statements (continued)

        The PMA Insurance Group’s operations are concentrated in nine contiguous states in the eastern part of the U.S. As such, economic trends in individual states may not be independent of one another. Also, The PMA Insurance Group’s products are highly regulated by each of these states. For many of The PMA Insurance Group’s products, the insurance departments of the states in which it conducts business must approve rates and policy forms. In addition, workers’ compensation benefits are determined by statutes and regulations in each of these states. While The PMA Insurance Group considers factors such as rate adequacy, regulatory climate and economic factors in its underwriting process, unfavorable developments in these factors could have an adverse impact on the Company’s financial condition and results of operations. In 2001, 2000 and 1999, workers’ compensation net premiums written at The PMA Insurance Group represented 36.2%, 36.9% and 31.8%, respectively, of the Company’s total net premiums written.

        The Company actively manages its exposure to catastrophes through its underwriting process, where the Company generally monitors the accumulation of insurable values in catastrophe-prone regions. Also, in writing property reinsurance coverages, PMA Re typically requires per occurrence loss limitations for contracts that could have catastrophe exposure. Through per risk reinsurance, the Company manages its net retention in each exposure. PMA Re’s property per occurrence reinsurance provides catastrophe protection of $50.0 million in excess of $10.0 million on its traditional property book. Under certain conditions, PMA Re may recover $6.0 million of the $10.0 million retention for multiple net catastrophe losses. PMA Re also maintains catastrophe protection of $12.5 million in excess of $5.0 million for property exposures underwritten by its Finite Risk and Financial Products unit. PMA Re can also recover an additional $40 million of Finite Risk and Financial Products occurrence losses under certain industry loss scenarios. The PMA Insurance Group maintains catastrophe reinsurance protection of 95% of $18.0 million excess of $2.0 million and Caliber One maintains catastrophe reinsurance protection of $14.7 million excess of $1.3 million. Any cession of losses under certain of these contracts requires that we cede additional premiums.

        Although the Company believes that it has adequate reinsurance to protect against the estimated probable maximum gross loss from a catastrophe, an especially severe catastrophe or series of catastrophes could exceed the Company’s reinsurance and/or retrocessional protection and may have a material adverse impact on the Company’s financial condition, results of operations and liquidity. In 2001, the Company’s results reflect approximately $30 million pre-tax ($20 million after-tax) of losses due to the attack on the World Trade Center. See Note 4 for additional information. In 2000 and 1999, the Company’s loss and LAE ratios were not significantly impacted by catastrophes.

15.	Transactions with Related Parties

The Company’s largest shareholder is PMA Foundation (the “Foundation”), a not-for-profit corporation qualified under Section 501(c)(6) of the Internal Revenue Code, whose purposes include the promotion of the common business interests of its members and the economic prosperity of the Commonwealth of Pennsylvania. As of December 31, 2001, the Foundation owned 5,558,050 shares, or 17.8%, of the Company’s Class A Common stock. All but one member of the Company’s Board of Directors currently serve as members of the Foundation’s Board of Trustees. Also, Frederick W. Anton III, Chairman of the Company, serves as President and Chief Executive Officer of the Foundation. The Company and certain of its subsidiaries provide certain administrative services to the Foundation for which the Company and its subsidiaries receive reimbursement. Total reimbursements amounted to $13,000 for each of the years ended December 31, 2001, 2000 and 1999, respectively. The Foundation also leases its Harrisburg, Pennsylvania headquarters facility from a subsidiary of the Company under an operating lease presently requiring rent payments of $25,000 per month, and reimburses a subsidiary of the Company for its use of office space. Rent and related reimbursements paid to the Company’s affiliates by the Foundation was $304,000 for each of the years ended December 31, 2001, 2000 and 1999.

P M A C A P I T A L

        The Company incurred legal and consulting expenses aggregating approximately $4.8 million, $5.3 million and $5.3 million in 2001, 2000 and 1999, respectively, from firms in which directors of the Company are partners or principals.

        At December 31, 2001, 2000 and 1999, the Company had notes receivable from officers totalling $158,000, $56,000 and $56,000, respectively, that are accounted for as a reduction of shareholders’ equity. At December 31, 2001, the interest rate on these notes was 5.5%.

        The Company has arranged an executive loan program with a financial institution. The institution provides personal demand loans to officers of the Company at a floating interest rate equal to the financial institution’s prime rate minus 1/2%. Such loans are collateralized by Class A Common stock beneficially owned by the officer and a Company treasury security. The Company has agreed to purchase any loan made to an officer (including accrued interest and related expenses) from the financial institution in the event that the borrower defaults on the loan. The amount of loans outstanding as of December 31, 2001 under this program was $2.7 million.

16.	Statutory Financial Information

These consolidated financial statements vary in certain respects from financial statements prepared using statutory accounting practices that are prescribed or permitted by the Pennsylvania Insurance Department and the Delaware Insurance Department, (collectively “SAP”). Prescribed SAP includes state laws, regulations and general administrative rules, as well as a variety of National Association of Insurance Commissioners (“NAIC”) publications. Permitted SAP encompasses all accounting practices that are not prescribed. In 1998, the NAIC adopted the Codification of Statutory Accounting Principles (“Codification”) guidance, which replaced the Accounting Practices and Procedures manual as the NAIC’s primary guidance on statutory accounting. Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas, such as deferred income taxes. Effective December 31, 2000, the Company’s insurance subsidiaries implemented the Codification guidelines, resulting in an increase of $20.5 million in its statutory surplus.

        SAP net income (loss) and capital and surplus for PMA Capital’s domestic insurance subsidiaries are as follows:

(dollar amounts in thousands)	2001	2000	1999

SAP net income (loss):
PMA Capital Insurance Co.	$(18,708)	$8,920	$34,412
The PMA Insurance Group	25,341	4,847	6,963
Caliber One Indemnity Co.	(3,658)	5,233	(5,453)

Total	$2,975	$19,000	$35,922

SAP capital and surplus:
PMA Capital Insurance Co.	$559,578	$529,631	$287,635
The PMA Insurance Group	264,476	254,633	265,162
Caliber One Indemnity Co.	37,060	42,859	32,838
Eliminations(1)	(301,536)	(297,492)	(32,838)

Total	$559,578	$529,631	$552,797

(1)

Caliber One Indemnity Company’s surplus is eliminated as it is included in the statutory surplus of PMA Capital Insurance Company. At December 31, 2001 and 2000, the surplus of The PMA Insurance Group’s domestic insurance subsidiaries is eliminated as it is included in the statutory surplus of PMA Capital Insurance Company.

P M A C A P I T A L

Notes to Consolidated Financial Statements (continued)

A reconciliation of PMA Capital’s domestic insurance subsidiaries’ SAP net income to the Company’s GAAP net income is as follows:

(dollar amounts in thousands)	2001	2000	1999

SAP net income - domestic insurance subsidiaries	$2,975	$19,000	$35,922
GAAP adjustments:
Dividends received from subsidiaries	(16,797)	(1,706)	--
Change in deferred acquisition costs	15,828	(109)	(1,159)
Benefit (provision) for deferred income taxes	(7,100)	(5,205)	3,937
Cumulative effect of accounting change	--	--	(2,759)
Allowance for doubtful accounts	4,874	(454)	1,750
Guaranty fund and loss based assessments	328	1,362	1,306
Other	1,497	(4,027)	4,700

GAAP net income - domestic insurance subsidiaries	1,605	8,861	43,697
Other entities and eliminations	5,498	(7,536)	(18,103)

GAAP net income	$7,103	$1,325	$25,594

A reconciliation of PMA Capital’s domestic insurance subsidiaries’ SAP capital and surplus to the Company’s GAAP shareholders’ equity is as follows:

(dollar amounts in thousands)	2001	2000

SAP capital and surplus - domestic insurance subsidiaries	$559,578	$529,631
GAAP adjustments:
Deferred acquisition costs	64,350	48,522
Deferred income taxes	36,226	41,843
Allowance for doubtful accounts	(13,954)	(18,828)
Retirement accruals	(8,943)	(9,370)
Reversal of non-admitted assets	88,150	50,770
Unrealized gain (loss) on fixed maturities available for sale	5,584	(12,789)
Other	12,030	16,969

GAAP shareholders' equity - domestic insurance subsidiaries	743,021	646,748
Other entities and eliminations	(131,015)	(206,702)

GAAP shareholders' equity	$612,006	$440,046

The Company’s statutory financial statements are presented on the basis of accounting practices prescribed or permitted by the Pennsylvania Insurance Department (for PMA Capital Insurance Company and The PMA Insurance Group) and the Delaware Insurance Department (for Caliber One Indemnity Company). Pennsylvania and Delaware have adopted Codification as the basis of their statutory accounting practices. However, Pennsylvania has retained the prescribed practice of non-tabular discounting of unpaid losses and LAE for workers’ compensation, which was not permitted under Codification. This prescribed accounting practice increased statutory capital and surplus by $22.2 million and $20.4 million at December 31, 2001 and 2000, respectively, over what it would have been had the prescribed practice not been allowed.

P M A C A P I T A L

Report of Independent Accountants

PRICEWATERHOUSECOOPERS LLP (LOGO)

To the Board of Directors and Shareholders of
PMA Capital Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows, shareholders’ equity and comprehensive income (loss) present fairly, in all material respects, the financial position of PMA Capital Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Two Commerce Square
2001 Market Street
Philadelphia, PA
February 6, 2002

P M A C A P I T A L

Quarterly Financial Information (Unaudited)

The following unaudited quarterly financial data are presented on a consolidated basis for each of the years ended December 31, 2001 and 2000. Quarterly financial results necessarily rely on estimates and caution is required in drawing specific conclusions from quarterly consolidated results.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2001
Income Statement Data:
Total revenues	$193,599	$217,075	$210,155	$229,143
Income (loss) before income taxes	(2,549)	9,726	(20,934)	9,341
Net income (loss)	8,091	6,040	(13,650)	6,622

Per Share Data:
Net income (loss) (Basic)	$0.38	$0.28	$(0.63)	$0.29
Net income (loss) (Diluted)	$0.37	$0.28	$(0.63)	$0.29

Class A Common Stock Prices:
High	$18.94	$18.05	$18.24	$19.40
Low	16.50	16.59	16.13	16.05
Close	17.38	18.05	18.00	19.30

2000
Income Statement Data:
Total revenues	$151,555	$177,894	$153,480	$177,061
Income (loss) before income taxes	6,739	15,807	(38,989)	16,566
Net income (loss)	4,378	10,140	(25,362)	12,169

Per Share Data:
Net income (loss) (Basic)	$0.20	$0.46	$(1.17)	$0.56
Net income (loss) (Diluted)	$0.19	$0.45	$(1.17)	$0.56

Class A Common Stock Prices:
High	$20.00	$19.00	$19.00	$18.00
Low	16.06	15.88	16.25	15.25
Close	17.50	19.00	18.00	17.25

The Company had approximately 300 recordholders at January 31, 2002. In each quarter of 2001, the Company declared quarterly dividends of $0.105 per share for its Class A Common stock. In the first quarter of 2000, the Company declared a quarterly dividend of $0.08 and $0.09 per share for its Common stock and Class A Common stock, respectively. In the second quarter of 2000, the Company declared a quarterly dividend of $0.09 per share for its Class A Common stock. In the third and fourth quarters of 2000, the Company declared a quarterly dividend of $0.105 per share for its Class A Common stock. See Note 8 for a discussion of a change in the Company’s capital structure in 2000, which effectively converted all shares of Common stock to Class A Common stock.

Investor Information

Securities Listing

The Corporation's Class A Common stock is listed on The Nasdaq Stock Market®. It trades under the stock symbol: PMACA.

Dividends

PMA Capital Corporation’s quarterly dividends on Class A Common stock are paid on or about the first day of January, April, July and October.

77